As filed with the Securities and Exchange Commission on July 20, 2004
Registration No. 333-116542

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to
Form S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Texas United Bancshares, Inc.
(Exact name of registrant as specified in its charter)

Texas	6022	75-2768656
(State or other jurisdiction of Incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

202 West Colorado

La Grange, Texas 78945
(979) 968-8451
(Address, including zip code, and telephone, including area code, of registrant’s principal executive offices)

L. Don Stricklin

202 West Colorado
La Grange, Texas 78945
(979) 968-8451
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies To:

William T. Luedke IV Charlotte M. Rasche Bracewell & Patterson, L.L.P. 711 Louisiana Street, Suite 2900 Houston, TX 77002-2781 (713) 223-2900	Tom W. Zook David W. Brown Lewis, Rice & Fingersh, LC 500 N. Broadway, Suite 2000 St. Louis, MO 63102 (314) 444-7600

      Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.     ☐

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

      If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.     ☐

      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

SUBJECT TO COMPLETION, DATED JULY 20, 2004

PROSPECTUS

2,000,000 Shares

Common Stock

        We are offering 2,000,000 shares of our common stock.

      Our common stock is quoted on the Nasdaq National Market System under the symbol “TXUI.” The last reported sales price of our common stock on the Nasdaq National Market on July 16, 2004 was $17.47 per share.

      On April 29, 2004, we entered into a merger agreement to acquire GNB Bancshares, Inc. We expect to complete this acquisition in the third quarter 2004 and use a significant portion of the net proceeds from this offering for that purpose. See “Use of Proceeds” for more details.

       Investing in our common stock involves risks. See “Risk Factors” beginning on page 18.

       The shares of our common stock being offered are not savings accounts, deposits or obligations of any bank or savings association and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

	Per Share	Total

Public offering price	$	$
Underwriting discount	$	$
Proceeds to us (before expenses)	$	$

      This is a firm commitment underwriting. We have granted the underwriters a 30-day option to purchase up to an additional 300,000 shares of our common stock to cover over-allotments, if any.

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Stifel, Nicolaus & Company Incorporated	Hoefer & Arnett Incorporated

                     , 2004

PROSPECTUS SUMMARY

      This summary highlights information contained elsewhere in this prospectus. Because this is a summary, it may not contain all of the information that you should consider before investing in our common stock. Therefore, you should read the following summary together with the more detailed information set forth in this prospectus, including the risks of investing in our common stock discussed under the “Risk Factors” section and our consolidated financial statements and the related notes before making a decision to invest in our common stock.

      Unless we indicate otherwise, the information in this prospectus assumes that the underwriters will not exercise their option to purchase additional shares to cover over-allotments.

Overview

      We are the bank holding company for State Bank, a commercial bank headquartered in La Grange, Texas, with 18 full service banking locations and three loan production offices serving 11 counties located primarily between the Houston, Austin and San Antonio metropolitan areas in central and south central Texas. Through State Bank, we also own Community Home Loan, a mortgage company with nine loan production offices located in Houston, Kerrville and San Antonio. We provide a wide range of financial services to small to medium-sized businesses, including commercial loans and commercial mortgage loans, and to individuals, including mortgage loans and consumer loans. As of March 31, 2004, on a consolidated basis, we had total assets of $658.7 million, total loans, including loans held for sale, of $406.8 million, total deposits of $536.7 million and shareholders’ equity of $40.8 million.

      On April 29, 2004, we entered into a merger agreement to acquire GNB Bancshares, Inc., which operates seven branches located north and south of the Dallas-Fort Worth metroplex. As of March 31, 2004, GNB Bancshares had total assets of $224.4 million, total loans of $161.7 million, total deposits of $190.6 million and shareholders’ equity of $19.5 million. On May 3, 2004, we entered into an agreement to purchase the Caldwell and Lexington, Texas branches of Central Bank, Houston, Texas. As of March 31, 2004, deposits at both branches totaled $102.4 million and loans totaled $33.3 million. Accounting for the GNB Bancshares and Central Bank branch acquisitions, we would have had approximately $1.0 billion in assets and $829.8 million in deposits as of March 31, 2004 on a pro forma basis.

History and Expansion

      In 1996, our board of directors decided to pursue a growth strategy focused on internal growth and acquisitions while maintaining our high level of customer service, core earnings and asset quality. To implement this strategy, we hired L. Don Stricklin as President and Chief Executive Officer in July of 1996 and he began to add a senior management team to execute our plan.

      We were formed in 1995 as a bank holding company for State Bank, which was chartered in 1906. We adopted our current name, Texas United Bancshares, Inc., in June of 1998 after the merger of South Central Texas Bancshares, Inc. into our company, which was then named Premier Bancshares, Inc. After the South Central Texas merger, we consolidated our three separate bank subsidiaries into our subsidiary, State Bank.

      From December 31, 1996 to March 31, 2004, our total assets grew from $80.2 million to $658.7 million through a combination of internal growth and the consummation of the following acquisitions and de novo branch openings:

	Consummation	Total Assets at	Total Loans at	Total Deposits at
Acquired Entity	Date	Consummation	Consummation	Consummation

	(Dollars in thousands)
South Central Texas Bancshares, Inc.	06/18/1998	$91,636	$31,522	$80,763
First State Bank, Dime Box	07/23/1999	31,994	16,947	27,019
Pleasanton Branch of First National Bank of South Texas	12/13/1999	5,329	4,632	13,559
Hempstead and Waller Branches of Texas Guaranty Bank, Houston	09/05/2000	4,260	3,696	37,877
The Bryan-College Station Financial Holding Company	07/31/2002	79,908	57,335	73,835
Community Home Loan, Inc.	02/05/2004	10,872	9,805	—

      We have also opened six de novo banking centers between May 1999 and December 2002 in Schulenburg, Tomball, Cedar Park, Austin, Lexington and Liberty Hill, Texas.

Financial Summary

      Over the five-year period ended December 31, 2003, we have experienced consistent earnings and asset and deposit growth while maintaining our asset quality, as evidenced by the following:

•	our diluted earnings per share increased at a compound annual growth rate of 25.8%;

•	our total loans increased at a compound annual growth rate of 27.5%;

•	our total assets increased at a compound annual growth rate of 19.8%;

•	our total deposits increased at a compound annual growth rate of 18.6%; and

•	our ratio of net charge-offs to average loans has averaged 0.32%.

      The following table highlights our recent financial growth and performance:

	As of and
	for the
	Three Months
	Ended	As of and for the Years Ended December 31,
	March 31,
	2004	2003	2002	2001	2000	1999

	(Dollars in thousands, except per share data)
Net earnings	$1,565	$5,241	$4,278	$3,224	$3,037	$3,174
Diluted earnings per share	0.37	1.26	1.07	0.83	0.79	0.85
Total assets	658,720	637,684	587,272	453,839	379,772	313,109
Total loans (including loans held for sale)	406,840	384,331	386,315	274,945	239,641	173,797
Total deposits	536,749	501,136	452,919	375,688	336,308	259,969
Shareholders’ equity	40,845	37,987	35,418	27,372	24,604	19,846
Book value per share(1)	10.17	9.49	8.94	7.35	6.62	5.54
Net interest margin	4.63%	4.83%	5.04%	4.68%	4.70%	4.56%
Net (recoveries) charge-offs to average loans	(0.01)	0.61	0.34	0.29	0.22	0.16
Return on average assets	0.97	0.86	0.86	0.77	0.90	1.14
Return on average equity	15.41	14.12	13.53	12.07	14.18	15.61

(1)	Adjusted for a five-for-one stock split effective January 15, 2000 and a three-for-two stock split effective October 15, 2003.

Pending Acquisition of GNB Bancshares

      On April 29, 2004, we entered into a definitive agreement to acquire GNB Bancshares, Inc., located in Gainesville, Texas. Pursuant to the terms of the agreement, in exchange for all of the outstanding shares of GNB Bancshares capital stock, we will pay $18.4 million in cash and issue approximately 1,415,384 shares of our common stock, subject to adjustment in the event that the 20 trading day average sales price of our common stock exceeds $21.00 or falls below $18.00. For illustrative purposes only, if the exchange ratio was determined based on the 20 trading day average sales price of our common stock ending June 30, 2004 which was $17.65, the aggregate purchase price for GNB Bancshares would be $43.9 million and we would issue approximately 1,443,451 shares of our common stock. We intend to operate GNB Bancshares’ wholly-owned subsidiary bank, GNB Financial, n.a., as a separate bank subsidiary. See “Pending Acquisitions” for more details about this transaction. We expect to complete the acquisition, subject to shareholder and regulatory approval, in the third quarter of 2004, after the completion of this offering. We intend to pay the cash portion of the purchase price with a portion of the net proceeds from this offering.

      The GNB Bancshares acquisition is consistent with our expansion strategy. We believe that it will provide us with a well-managed community-based bank with seven locations, including branches in Gainesville, Denton and Ennis, Texas, all of which are bedroom communities for the Dallas-Fort Worth metroplex. We also believe that GNB Bancshares’ management team will be compatible with our senior management team and that our companies share a similar customer-focused culture.

Pending Acquisition of Two Central Bank Branches

      On May 3, 2004, we entered into a definitive agreement to purchase the loans and premises and assume the deposit liabilities of the Caldwell, Texas and Lexington, Texas branches of Central Bank, Houston, Texas. Under the terms of the agreement, we will pay a premium of 8.02% of total deposits, book value for the loans and $800,000 for the related real property. As of March 31, 2004, deposits at both branches totaled $102.4 million and loans totaled $33.3 million. Based on these March 31, 2004 totals, we would pay approximately $9.0 million to acquire these branches.

      The acquisition of the Central Bank branches are expected to improve our efficiency given their proximity to some of our existing banking centers and their relatively low levels of noninterest expense. The acquisition of the Lexington branch will increase our deposit share in Lee County, where we currently maintain two banking centers. The acquisition of the Caldwell branch provides us a point of entry into the county seat of Burleson County, which is contiguous to Brazos County, home of our three Bryan-College Station banking centers. We expect to complete both acquisitions in the third quarter of 2004 and we intend to use a portion of the net proceeds of this offering to repay borrowings under a line of credit that were used to supplement our bank’s capital to support the acquisition of these assets.

Market

      Our primary market consists of the rural and bedroom communities served by our 18 banking centers within 11 counties located primarily between the Austin, Houston and San Antonio metropolitan areas in central and south central Texas. Based on the most recently available FDIC data, we hold the number one deposit market share in two of those counties, Fayette and Waller Counties. We believe that we maintain a visible, competitive presence in the other counties.

      The merger with GNB Bancshares will expand our market area into areas surrounding the Dallas-Fort Worth metropolitan area where GNB Bancshares operates seven banking centers located in Cooke, Denton and Ellis Counties. Based on the most recently available FDIC data, GNB Bancshares has the number two deposit market share in Cooke County, Texas. The Central Bank branch acquisitions will allow us to add an additional branch in Lee County as well as our first branch in Burleson County.

Growth and Operating Strategies

      The key components of our growth and operating strategies are as follows:

      Our Growth Strategy. We have grown through a combination of internal growth and acquisitions. Our growth strategy is to increase our presence in north central, central and south central Texas by branching into or acquiring community banks with a presence in rural areas or higher growth suburban areas of Austin, Houston, San Antonio and Dallas. We believe that our current locations provide us with the necessary platform to expand our services within our existing market area and into new markets offering growth potential, and that we have the back office and technology systems in place to accommodate additional growth. We also intend to continue to add experienced lenders and, over the last 12 months, we have hired eight experienced lenders in four different market areas. Our growth plan entails the following:

•	Continued focus on internal growth and de novo branching. An important part of our growth strategy is to continue our expansion efforts through internal growth and de novo branching. To do so, we intend to evaluate and consider opening de novo banking centers in our market areas and contiguous market areas when opportunities arise. We have established a successful track record of opening de novo banking centers, having opened six banking centers between May 1999 and December 2002.

•	Continued growth through selected acquisitions. Another significant part of our growth strategy is to continue our pursuit of growth opportunities through acquisitions. We believe that we have a history of successfully integrating the operational and cultural aspects of our prior acquisitions. Because we have focused on organizations that have already proven to be successful in their respective market areas, we believe that our integration risk in prior acquisitions has been low. Further, we have experienced little customer defection and staff attrition following our prior acquisitions. The additional capital provided by this offering will enable us to take advantage of what we believe are two attractive expansion opportunities in our existing and targeted market areas. See “Use of Proceeds.”

•	Continued focus on rural areas and bedroom communities of larger metropolitan areas. In evaluating acquisition opportunities, we plan to continue to focus on the needs of small to medium-sized businesses in both the rural communities in which our banking centers are located and in bedroom communities of larger metropolitan areas, which while within a commutable distance from a metropolitan area, generally have the characteristics of a small town. In evaluating de novo branching opportunities, we intend to focus mostly on bedroom communities of larger metropolitan areas. Our management believes that the larger regional banks are not allocating their resources to serve small to medium-sized businesses effectively. These customers generally have the size and sophistication to demand customized products and services, which management believes our bankers are well-equipped to understand and address as a result of their experience. Further, it has been our experience that it is less costly to establish a location in a rural or bedroom community than in a metropolitan area, and that these markets generally are less competitive.

      Our Operating Strategies. While pursuing our growth strategy, we plan to continue our focus on customer service, asset quality and prudent capital management as described below.

•	Continued emphasis on relationship based banking and decentralized decision-making. We operate under a community banking philosophy which is customer driven, emphasizes long-term customer relationships and provides practical financial solutions, convenience and consistent service. Each of our banking centers is administered by its own local president who has knowledge of the particular community and lending expertise in the specific industries found within the community. We entrust our banking center presidents with the authority and flexibility within general parameters to make customer-related decisions, as our management believes that the most efficient and effective decisions are made at the point of customer contact by the people who know the customer. With our decentralized decision-making process, we are able to provide customers with rapid decisions on lending issues. The support services we provide to our banking centers are centralized in our main office located in La Grange. These services include back office operations, credit administration, human resources, internal audit, compliance, training and data processing. As a result, we believe our operations enhance efficiencies, maintain consistency in policies and procedures and enable our employees to focus on developing and strengthening customer relationships.

•	Continued emphasis on our credit administration and sound asset quality. Our experienced credit administration team has developed an “asset quality culture” consisting of comprehensive policies and procedures for credit underwriting and funding that have enabled us to maintain sound credit quality during our rapid growth. Combined with our significant lending experience, these procedures and controls have enabled us to provide responsive, customized service to our customers. Our total assets have grown from $313.1 million at December 31, 1999 to $658.7 million at March 31, 2004. Despite this growth, at March 31, 2004, our ratio of nonperforming loans to total loans was 0.51% and our ratio of nonperforming assets to total loans and other real estate owned was 0.59%. Going forward, we intend to adhere to the practices and policies that have contributed to our sound asset quality to date.

•	Continued prudent management of our capital. Our goal is to operate at a capital level that supports our growth but does not unduly hamper our achievement of an attractive return on equity. In order to strike this balance, we rely on our management’s expertise to prudently manage our capital resources. In the past we have initiated repurchases of our common stock and would consider doing so again in an effort to manage our capital. During 2000 and 2003, we issued an aggregate of $12.4 million in junior subordinated debentures to our unconsolidated subsidiary trusts because we believed it to be the lowest cost source of capital available to accommodate our growth. We believe that this common stock offering will not only provide us capital for our pending growth and expansion, but may also provide increased liquidity for our shareholders.

THE OFFERING

Common stock offered(1)	2,000,000 shares.

Offering price per share	$ .

Common stock to be outstanding after the offering(1)(2)	6,024,553 shares.

Use of proceeds	We intend to use approximately $18.4 million of the net proceeds we will receive from the offering to fund the cash portion of the purchase price for GNB Bancshares and approximately $9.8 million of the net proceeds to repay borrowings under a line of credit from a commercial bank. We intend to use the remainder of the net proceeds for general corporate purposes.

Risk Factors	See “Risk Factors” beginning on page 18 and other information included in this prospectus for a discussion of factors that you should carefully consider before investing in our common stock.

Dividends	Our quarterly dividends for the year ended December 31, 2003 totaled $0.28 per share. We paid a dividend of $0.07 on April 2, 2004 for the first quarter of 2004 and a dividend of $0.07 on July 6, 2004 for the second quarter of 2004.

Nasdaq National Market Symbol	“TXUI.”

(1)	Assumes that the underwriters will not exercise their option to purchase up to an additional 300,000 shares of our common stock to cover over-allotments, if any. If the underwriters exercise this option in full, 6,324,553 shares of our common stock will be outstanding immediately after the offering. See “Underwriting.”

(2)	The number of shares of our common stock described as being outstanding after this offering excludes up to:

•	267,922 shares that we may issue upon the exercise of stock options outstanding as of March 31, 2004 at a weighted average exercise price of $6.14 per share;

•	1,443,451 shares that we may issue to shareholders of GNB Bancshares in conjunction with the proposed acquisition of GNB Bancshares, assuming an adjustment to the exchange ratio based on a 20 trading day average sales price of our common stock of $17.65. The actual number of shares to be issued in the merger will not be determined until immediately prior to the closing date as described under “Pending Acquisitions;”

•	15,331 additional shares at March 31, 2004 that we may issue under our 1998 stock option plan;

•	250,000 additional shares that we may issue under our 2004 stock incentive plan, which was approved by our board of directors on July 14, 2004 and is subject to shareholder approval; and

•	300,000 additional shares that we may issue upon exercise of the underwriters’ over-allotment option.

      Our principal executive offices are located at 202 West Colorado Street, La Grange, Texas 78945 and our telephone number is (979) 968-8451. Our website address is www.statebanktx.com. Information contained on our website is not incorporated by reference into this prospectus and you should not consider information contained in our website as part of this prospectus.

Recent Developments

     Preliminary Financial Results of Texas United for the Six Months Ended June 30, 2004

      On July 19, 2004, we announced unaudited preliminary results for the first six months of 2004. Our net income for the six months ended June 30, 2004 was $3.1 million, or $0.73 per diluted share, compared with $2.5 million, or $0.61 per diluted share, for the same period in 2003, an increase in net income of $537,000 or 21.3%. This increase was primarily due to gains on the sale of mortgage loans generated by Community Home Loan, a decrease in the provision for loan losses and an increase in net interest income, partially offset by a decrease in mortgage servicing revenue and lower securities gains compared with the same period in 2003. For the six months ended June 30, 2004, our return on average assets was 0.90% and our return on average shareholders’ equity was 15.7%. For the first six months of 2004, our net interest margin was 4.57% compared with 5.17% for the same period in 2003.

      Net income for the three months ended June 30, 2004 was $1.5 million or $0.36 per diluted share, an increase in net income of $103,000 or 7.4% compared with net income of $1.4 million, or $0.34 per diluted share, for the same period in 2003. For the three months ended June 30, 2004, our return on average assets was 0.83% and our return on average shareholders’ equity was 15.8%.

      At June 30, 2004, we had total assets of $751.6 million compared with total assets of $614.4 million at June 30, 2003, total deposits of $567.4 million, total loans of $435.1 million and shareholders’ equity of $37.6 million.

      Our nonperforming assets totaled $2.6 million, or 0.61% of total loans and other real estate, at June 30, 2004, compared with $2.3 million, or 0.59% of total loans and other real estate at December 31, 2003, and $1.8 million, or 0.49% of total loans and other real estate at June 30, 2003. For the first six months of 2004, we had net charge-offs of $221,000, or 0.05% of average loans, compared with $1.0 million, or 0.27% of average loans, for the first six months of 2003. The provision for loan losses was $300,000 and $450,000 for the three and six months ended June 30, 2004, respectively. The allowance for loan losses at June 30, 2004 was $4.1 million and represented 0.95% of total loans compared with $3.6 million representing 0.97% of total loans at June 30, 2003.

      The following table presents our selected consolidated financial data as of and for the six months ended June 30, 2004 and 2003. The financial data set forth below is unaudited and should be read in conjunction with our audited consolidated financial statements as of December 31, 2003 and 2002 and for each of the three years in the period ended December 31, 2003. In the opinion of our management, the financial data as of and for the six months ended June 30, 2004 and 2003 includes all adjustments (consisting only of normal recurring adjustments) that management considers necessary for a fair presentation of our financial position and results and operations as of the dates and for the periods indicated. Information for any interim period is not necessarily indicative of results that may be anticipated for the full year.

	As of and for the Six Months
	Ended June 30,

	2004	2003

	(In thousands, except per
	share data)
Income Statement Data:
Interest income	$19,122	$18,286
Interest expense	5,310	5,454

Net interest income	13,812	12,832
Provision for loan losses	450	1,300

Net interest income after provision for loan losses	13,362	11,532
Noninterest income	8,571	6,969
Noninterest expense	17,346	14,917

Earnings before taxes	4,587	3,584
Provision for income taxes	1,527	1,061

Net earnings	$3,060	$2,523

Common Share Data(1):
Basic earnings per share	$0.76	$0.64
Diluted earnings per share	0.73	0.61
Book value per share	9.34	9.68
Tangible book value per share(2)	6.87	7.20
Cash dividends declared per share	0.14	0.14
Dividend payout ratio	18.4%	14.8%

Weighted average shares outstanding (basic)	4,015	3,971
Weighted average shares outstanding (diluted)	4,197	4,130
Shares outstanding at end of period	4,025	3,995
Balance Sheet Data:
Total assets	$751,631	$614,374
Securities	241,286	174,349
Loans (including loans held for sale)	435,128	369,514
Allowance for loan losses	4,122	3,584
Total deposits	567,440	495,614
Borrowings	87,330	54,000
Junior subordinated deferrable interest debentures	12,365	7,210
Total shareholders’ equity	37,570	38,647
Performance Ratios:
Return on average assets	0.90%	0.85%
Return on average equity	15.73	13.48
Net interest margin	4.57	5.17
Efficiency ratio(3)	78.01	78.98

	As of and for the Six Months
	Ended June 30,

	2004	2003

	(In thousands, except per
	share data)
Asset Quality Ratios(4):
Nonperforming assets to total loans and other real estate	0.61%	0.49%
Nonperforming assets to total assets	0.35	0.30
Net charge-offs to average loans	0.05	0.27
Allowance for loan losses to total loans	0.95	0.97
Allowance for loan losses to nonperforming loans(5)	422.34	248.03
Liquidity and Capital Ratios:
Loans to deposits	76.68%	74.56%
Average shareholders’ equity to average total assets	5.70	6.33
Tangible equity to assets	3.68	4.68
Leverage ratio	6.04	5.56
Tier 1 risk-based capital ratio	8.88	8.35
Total risk-based capital ratio	9.74	9.26

(1)	Adjusted for a three-for-one stock split effective October 15, 2003.

(2)	Calculated by dividing total assets, less total liabilities, goodwill and core deposit intangibles, by shares outstanding at end of period.

(3)	Efficiency ratio is noninterest expense (excluding securities losses) divided by net interest income plus noninterest income (excluding securities gains). Taxes are not part of this calculation.

(4)	At period end, except for net (recoveries) charge-offs to average loans, which is for periods ended at such dates.

(5)	Nonperforming loans consist of nonaccrual loans, loans contractually past due 90 days or more and restructured loans.

     Preliminary Financial Results of GNB Bancshares for the Six Months Ended June 30, 2004

      Net income for the six months ended June 30, 2004 was $539,000, or $0.83 per share (basic and diluted), compared with $968,000, or $1.56 per share (basic and diluted), for the same period in 2003. The decrease in net income was primarily due to an embezzlement loss of approximately $1.1 million discovered and recorded by GNB Bancshares in March 2004. On July 13, 2004, GNB Bancshares’ insurance company indicated in writing that at least $950,000 of the loss would be covered subject to the receipt of appropriate releases and assignments. The insurance company reserved its rights and defenses under the bond, and until funds are received by GNB Bancshares, there can be no assurance that any payment will be made. GNB Bancshares posted a return on average assets of 0.48% and a return on average equity of 5.54% for the six months ended June 30, 2004.

      At June 30, 2004, GNB Bancshares had total assets of $223.4 million, total loans of $166.6 million, total deposits of $189.4 million and total shareholders’ equity of $19.4 million.

      Nonperforming assets totaled $956,000, or 0.57% of total loans plus other real estate, at June 30, 2004 compared with $651,000, or 0.41% of total loans and other real estate, at December 31, 2003 and $1.3 million, or 0.79% of total loans and other real estate, at June 30, 2003. The provision for loan losses was $90,000 for the six months ended June 30, 2004. The allowance for loan losses at June 30, 2004 and June 30, 2003 was $1.71 million and represented 1.03% of total loans at June 30, 2004 compared with 1.07% of total loans at June 30, 2003.

      The following table presents GNB Bancshares’ selected consolidated financial data as of and for the six months ended June 30, 2004 and 2003. The financial data set forth below is unaudited and should be read in conjunction with GNB Bancshares’ audited consolidated financial statements as of December 31, 2003 and 2002 and for each of the three years in the period ended December 31, 2003. In the opinion of GNB Bancshares’ management, the financial data as of and for the six months ended June 30, 2004 and 2003, includes all adjustments (consisting only of normal recurring adjustments) that GNB Bancshares management considers necessary for a fair presentation of its financial position and results and operations as of the dates and for the periods indicated. Information for any interim period is not necessarily indicative of results that may be anticipated for the full year.

	As of and for the Six Months
	Ended June 30,

	2004		2003

	(In thousands, except per
	share data)
Income Statement Data:
Interest income	$6,328		$6,373
Interest expense	1,309		1,579

Net interest income	5,019		4,794
Provision for loan losses	90		218

Net interest income after provision for loan losses	4,929		4,576
Noninterest income	1,776		1,966
Noninterest expense	5,890	(1)	5,065

Income before taxes	815		1,477
Provision for income taxes	276		509

Net income	$539		$968

	As of and for the Six Months
	Ended June 30,

	2004	2003

	(In thousands, except per
	share data)
Common Share Data:
Basic earnings per share	$0.83	$1.56
Diluted earnings per share	0.83	1.56
Book value per share	29.55	30.45
Tangible book value per share(2)	29.54	30.44
Cash dividends declared per share	0.50	0.25
Dividend payout ratio	60.24%	16.03%

Weighted average shares outstanding (basic)	652	619
Weighted average shares outstanding (diluted)	652	619
Shares outstanding at end of period	656	619
Balance Sheet Data:
Total assets	$223,390	$222,642
Securities	31,807	26,692
Loans (including loans held for sale)	166,596	162,708
Allowance for loan losses	1,713	1,734
Total deposits	189,412	184,915
Borrowings	5,853	10,251
Junior subordinated deferrable interest debentures	5,155	5,155
Total shareholders’ equity	19,394	18,855
Performance Ratios:
Return on average assets	0.48%	0.89%
Return on average equity	5.54	10.34
Net interest margin	4.93	4.83
Efficiency ratio(3)	86.68	74.93
Asset Quality Ratios(4):
Nonperforming assets to total loans and other real estate	0.57%	0.79%
Net charge-offs to average loans	0.27	0.10
Allowance for loan losses to total loans	1.03	1.07
Allowance for loan losses to nonperforming loans(5)	209.93	220.33
Liquidity and Capital Ratios:
Average shareholders’ equity to average total assets	7.95%	7.91%
Leverage ratio	8.65	8.65
Tier 1 risk-based capital ratio	13.33	13.25
Total risk-based capital ratio	14.27	14.24

(1)	Included in noninterest expense is a one-time pre-tax charge of $1.1 million in connection with an embezzlement loss. On July 13, 2004, GNB Bancshares’ insurance company indicated in writing that at least $950,000 of the loss would be covered subject to the receipt of appropriate releases and assignments. The insurance company reserved its rights and defenses under the bond, and until funds are received by GNB Bancshares, there can be no assurance that any payment will be made.

(2)	Calculated by dividing total assets, less total liabilities, goodwill and deposit premiums, by shares outstanding at end of period.

(3)	Efficiency ratio is noninterest expense (excluding securities losses) divided by net interest income plus noninterest income (excluding securities gains). Taxes are not part of this calculation.

(4)	At period end, except for net charge-offs to average loans, which is for periods ended at such dates.

(5)	Nonperforming loans consist of nonaccrual loans, loans contractually past due 90 days or more and restructured loans.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA

OF TEXAS UNITED

      You should read the summary historical consolidated financial data presented below in conjunction with our consolidated financial statements, including the related notes, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 45. The summary historical financial data as of December 31, 2003 and 2002 and for each of the three years in the period ended December 31, 2003 is derived from our audited consolidated financial statements and related notes included in this prospectus. The summary historical financial data as of December 31, 2001, 2000 and 1999 and for each of the two years in the period ended December 31, 2000 is derived from our audited consolidated financial statements not included in this prospectus. The summary historical financial data as of March 31, 2004 and 2003 and for the three month periods then ended are derived from our unaudited interim consolidated financial statements included in this prospectus. These unaudited interim consolidated financial statements include all adjustments (consisting only of normal recurring adjustments) that management considers necessary for a fair presentation of our financial position and results of operations as of the dates and for the periods indicated. Information for any interim period is not necessarily indicative of results that may be anticipated for the full year.

	As of and For the Three
	Months Ended March 31,		As of and for the Years Ended December 31,

	2004	2003	2003	2002	2001	2000	1999

	(In thousands, except per share data)
Income Statement Data:
Interest income	$9,206	$9,004	$36,701	$32,406	$29,894	$25,355	$19,664
Interest expense	2,542	2,733	10,478	10,373	13,064	11,482	8,314

Net interest income	6,664	6,271	26,223	22,033	16,830	13,873	11,350
Provision for loan losses	150	800	2,900	1,900	925	293	188

Net interest income after provision for loan losses	6,514	5,471	23,323	20,133	15,905	13,580	11,162
Noninterest income	3,904	3,580	13,804	11,671	7,865	5,308	3,852
Noninterest expense	8,150	7,490	29,992	25,888	19,761	15,450	11,198

Earnings before taxes	2,268	1,561	7,135	5,916	4,009	3,438	3,816
Provision for income taxes	703	430	1,894	1,638	785	401	642

Net earnings	$1,565	$1,131	$5,241	$4,278	$3,224	$3,037	$3,174

Common Share Data(1):
Basic earnings per share	$0.39	$0.29	$1.31	$1.12	$0.86	$0.83	$0.88
Diluted earnings per share	0.37	0.27	1.26	1.07	0.83	0.79	0.85
Book value per share	10.17	9.28	9.49	8.94	7.35	6.62	5.54
Tangible book value per share(2)	7.70	6.78	7.13	6.43	5.50	4.66	4.63
Cash dividends declared per share	0.07	0.07	0.28	0.28	0.24	0.21	0.20
Dividend payout ratio	18.0%	24.1%	21.4%	25.0%	27.9%	25.3%	22.7%
Weighted average shares outstanding (basic)	4,010	3,965	3,984	3,826	3,742	3,652	3,606
Weighted average shares outstanding (diluted)	4,193	4,120	4,151	3,998	3,894	3,813	3,714
Shares outstanding at end of period	4,017	3,968	4,002	3,960	3,724	3,717	3,583

	As of and For the Three
	Months Ended March 31,		As of and for the Years Ended December 31,

	2004	2003	2003	2002	2001	2000	1999

	(In thousands, except per share data)
Balance Sheet Data (at period end):
Total assets	$658,720	$591,661	$637,684	$587,272	$453,839	$379,772	$313,109
Securities	180,318	163,569	184,547	132,140	109,877	75,831	91,869
Loans (including loans held for sale)	406,840	357,862	384,331	386,315	274,945	239,641	173,797
Allowance for loan losses	4,093	3,593	3,893	3,296	1,754	1,590	1,737
Total deposits	536,749	474,599	501,136	452,919	375,688	336,308	259,969
Borrowings	57,837	61,089	71,875	62,945	39,232	9,127	27,364
Junior subordinated deferrable interest debentures	12,365	7,210	12,365	7,210	7,210	7,210	—
Total shareholders’ equity	40,845	36,821	37,987	35,418	27,372	24,604	19,846
Performance Ratios:
Return on average assets	0.97%	0.79%	0.86%	0.86%	0.77%	0.90%	1.14%
Return on average equity	15.41	12.70	14.12	13.53	12.07	14.18	15.61
Net interest margin	4.63	4.99	4.83	5.04	4.68	4.70	4.56
Efficiency ratio(3)	77.69	77.86	77.33	80.28	81.14	80.36	74.22
Asset Quality Ratios(4):
Nonperforming assets to total loans and other real estate	0.59%	0.56%	0.59%	0.52%	0.20%	0.50%	0.74%
Nonperforming assets to total assets	0.37	0.34	0.35	0.34	0.12	0.32	0.41
Net (recoveries) charge-offs to average loans	(0.01)	0.13	0.61	0.34	0.29	0.22	0.16
Allowance for loan losses to total loans	1.01	1.00	1.01	0.85	0.64	0.66	1.00
Allowance for loan losses to nonperforming loans(5)	197.44	220.02	195.82	197.48	334.73	156.80	181.50
Liquidity and Capital Ratios:
Loans to deposits	75.80%	75.40%	76.69%	85.29%	73.18%	71.26%	66.85%
Average shareholders’ equity to average total assets	6.28	6.22	6.07	6.35	6.42	6.33	7.33
Tangible equity to assets	4.70	4.55	4.47	4.34	4.51	4.56	5.07
Leverage ratio	6.46	5.52	6.46	5.49	6.49	6.82	6.07
Tier 1 risk-based capital ratio	9.61	8.32	9.54	7.97	10.16	10.19	9.85
Total risk-based capital ratio	10.56	9.27	10.47	8.83	10.80	10.84	10.78

(1)	Adjusted for a five-for-one stock split effective January 15, 2000 and a three-for-two stock split effective October 15, 2003.

(2)	Calculated by dividing total assets, less total liabilities, goodwill and core deposit intangibles, by shares outstanding at end of period.

(3)	Efficiency ratio is noninterest expense (excluding securities losses) divided by net interest income plus noninterest income (excluding securities gains). Taxes are not part of this calculation.

(4)	At period end, except for net (recoveries) charge-offs to average loans, which is for periods ended at such dates.

(5)	Nonperforming loans consist of nonaccrual loans, loans contractually past due 90 days or more and restructured loans.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA

OF GNB BANCSHARES

      The following table summarizes the historical consolidated financial data of GNB Bancshares for the periods and at the dates indicated and should be read in conjunction with GNB Bancshares’ consolidated financial statements, including the related notes. The summary historical financial data as of December 31, 2003 and 2002 and for each of the three years ended December 31, 2003 is derived from GNB Bancshares’ audited consolidated financial statements and related notes included in this prospectus. The summary historical financial data as of December 31, 2001, 2000 and 1999 and for each of the two years ended December 31, 2000 is derived from GNB Bancshares’ audited consolidated financial statements not included in this prospectus. The summary historical financial data as of March 31, 2004 and 2003 and for the three month periods then ended are derived from GNB Bancshares’ unaudited interim consolidated financial statements included in this prospectus. These unaudited interim consolidated financial statements include all adjustments (consisting only of normal recurring adjustments) that GNB Bancshares’ management considers necessary for a fair presentation of its financial position and results of operations as of the dates and for the periods indicated. Information for any interim period is not necessarily indicative of results that may be anticipated for the full year.

	As of and for the Three
	Months Ended March 31,		As of and for the Years Ended December 31,

	2004	2003	2003	2002	2001	2000	1999

	(In thousands, except per share data)
Income Statement Data:
Interest income	$3,217	$3,118	$12,872	$12,251	$11,835	$10,633	$9,762
Interest expense	672	778	3,063	2,996	3,991	4,144	3,228

Net interest income	2,545	2,340	9,809	9,255	7,844	6,489	6,534
Provision for loan losses	60	123	435	487	525	170	120

Net interest income after provision for loan losses	2,485	2,217	9,374	8,768	7,319	6,319	6,414
Noninterest income	909	1,000	4,127	3,929	3,468	3,108	2,559
Noninterest expense	3,539 (1)	2,476	11,934	9,583	8,474	6,484	6,296

Income before taxes	(145)	741	1,567	3,114	2,313	2,943	2,677
Provision for income taxes	(49)	263	569	1,024	900	905	874

Net income	$(96)	$478	$998	$2,090	$1,413	$2,038	$1,803

Common Share Data:
Basic earnings per share	$(0.15)	$0.77	$1.61	$3.36	$2.28	$3.29	$2.86
Diluted earnings per share	(0.15)	0.77	1.61	3.36	2.28	3.29	2.86
Book value per share	29.74	30.17	29.63	29.74	27.09	24.46	20.81
Tangible book value per share(2)	29.73	30.15	29.62	29.73	27.08	24.45	20.79
Cash dividends declared per share	—	0.25	1.00	0.85	0.60	0.60	0.60
Dividend payout ratio	—%	32.3%	62.1%	25.3%	26.3%	18.2%	21.0%
Weighted average shares outstanding (basic)	648	619	619	621	620	620	631
Weighted average shares outstanding (diluted)	648	619	619	621	620	620	631
Shares outstanding at end of period	656	619	634	619	623	620	621

	As of and for the Three
	Months Ended March 31,		As of and for the Years Ended December 31,

	2004	2003	2003	2002	2001	2000	1999

	(In thousands, except per share data)
Balance Sheet Data (at period end):
Total assets	$224,382	$210,403	$228,155	$208,945	$182,951	$156,614	$143,892
Securities	31,917	22,680	34,603	21,214	29,720	40,779	46,785
Loans (including loans held for sale)	161,700	155,406	158,676	156,667	125,207	88,827	82,084
Allowance for loan losses	1,746	1,640	1,841	1,564	1,273	941	813
Total deposits	190,574	173,299	191,119	170,245	150,722	137,294	123,241
Borrowings and notes payable	5,910	9,609	9,432	12,191	7,738	2,849	6,816
Junior subordinated deferrable interest debentures	5,155	5,155	5,155	5,155	5,155	—	—
Total shareholders’ equity	19,519	18,674	18,776	18,413	16,892	15,179	12,913
Performance Ratios:
Return on average assets	(0.17)%	0.91%	0.45%	1.06%	0.82%	1.37%	1.26%
Return on average equity	(1.98)	10.27	5.33	12.34	9.25	14.64	13.86
Net interest margin	5.01	5.04	4.74	5.05	4.77	4.75	5.09
Efficiency ratio(3)	102.46	74.13	85.63	72.69	74.91	67.56	69.24
Asset Quality Ratios(4):
Nonperforming assets to total loans and other real estate	0.20%	0.39%	0.41%	0.39%	0.46%	1.02%	0.85%
Net charge-offs to average loans	0.38	0.12	0.10	0.14	0.17	0.05	0.09
Allowance for loan losses to total loans	1.08	1.06	1.16	1.00	1.02	1.06	0.99
Allowance for loan losses to nonperforming loans(5)	964.64	1,547.17	459.10	423.85	222.94	104.09	121.52
Capital Ratios:
Leverage ratio	8.66%	8.85%	8.50%	8.57%	8.82%	9.32%	9.12%
Average shareholders’ equity to average total assets	7.94	8.13	7.73	7.84	8.14	8.75	8.60
Tier 1 risk-based capital ratio	13.51	13.62	13.50	13.47	15.72	14.77	14.32
Total risk-based capital ratio	14.48	14.60	14.56	14.40	16.66	15.69	15.20

(1)	Included in noninterest expense is a one-time pre-tax charge of $1.1 million in connection with an embezzlement loss. On July 13, 2004, GNB Bancshares’ insurance company indicated in writing that at least $950,000 of the loss would be covered subject to the receipt of appropriate releases and assignments. The insurance company reserved its rights and defenses under the bond, and until funds are received by GNB Bancshares, there can be no assurance that any payment will be made.

(2)	Calculated by dividing total assets, less total liabilities, goodwill and deposit premiums, by shares outstanding at end of period.

(3)	Efficiency ratio is noninterest expense (excluding securities losses) divided by net interest income plus noninterest income (excluding securities gains). Taxes are not part of this calculation.

(4)	At period end, except for net charge-offs to average loans, which is for periods ended at such dates.

(5)	Nonperforming loans consist of nonaccrual loans, loans contractually past due 90 days or more and restructured loans.

SUMMARY UNAUDITED PRO FORMA

CONSOLIDATED COMBINED FINANCIAL INFORMATION

      The following table sets forth certain summary unaudited pro forma consolidated combined financial information for us, GNB Bancshares and the two Central Bank branches giving effect to both acquisitions and the related issuance of shares of our common stock in this offering and an amount necessary to fund the cash portion of the purchase price for GNB Bancshares and to repay a line of credit used to fund our equity capital to support the additional assets purchased in the Central Bank branch acquisitions.

      The income statement information presented gives effect to the GNB Bancshares and Central Bank branch acquisitions and the related issuance of shares of our common stock as if each occurred on January 1 of the earliest indicated period. The balance sheet information presented gives effect to the GNB Bancshares and Central Bank branch acquisitions and the related issuance of shares of our common stock as if each occurred on March 31, 2004. The following pro forma historical information does not reflect any cost savings which we may achieve subsequent to the merger and branch acquisitions. See “Unaudited Pro Forma Consolidated Combined Financial Information” on page 38 for a description of the consideration to be paid to GNB Bancshares shareholders and the assumptions made regarding the number of shares of common stock we will issue to the shareholders of GNB Bancshares in the merger.

      You should read this summary unaudited pro forma consolidated combined financial information in conjunction with each of our and GNB Bancshares’ consolidated financial statements, and the related notes, included in this prospectus and in conjunction with the unaudited pro forma consolidated combined financial information appearing elsewhere in this prospectus. The summary unaudited pro forma consolidated combined financial information may not be indicative of the results of operations that actually would have occurred if the GNB Bancshares and Central Bank acquisitions and the related issuance of shares of our common stock had occurred on the dates assumed above or of the results of operations that may be achieved in the future.

		Pro Forma for the
	Pro Forma for the	Year Ended
	Three Months Ended	December 31,
	March 31, 2004	2003

	(In thousands, except per share data)
Results of Operations:
Interest income	$13,487	$54,000
Interest expense	3,639	15,377

Net interest income	9,848	38,623
Provision for loan losses	257	3,431
Noninterest income	4,997	18,712
Noninterest expense	12,483	44,929

Earnings before income taxes	2,105	8,975
Income tax expense	706	2,707

Net earnings	$1,399	$6,268

Per Common Share Data:
Basic earnings	$0.20	$0.89
Diluted earnings	0.19	0.87
Cash dividends	0.07	0.28
Book value	13.10	13.01
Tangible book value	7.33	7.19
Weighted average common shares outstanding:
Basic	7,087	7,061
Diluted	7,270	7,228

Pro Forma as of
March 31, 2004

(In thousands)
Balance Sheet Data:
Total assets	$1,004,044
Loans, net (including loans held for sale)	596,049
Securities	255,913
Deposits	829,762
Borrowings	48,747
Junior subordinated deferrable interest debentures	17,520
Shareholder’s equity	93,745

RISK FACTORS

      An investment in our common stock involves risks. We describe below the material risks and uncertainties that we believe affect our business. Before making an investment decision, you should carefully read and consider all of these risks and all other information contained in this prospectus. If any of the risks described in this prospectus occur, our financial condition and results of operations could be materially and adversely affected. If this were to happen, the value of our common stock could decline significantly, and you could lose all or part of your investment.

Risks Associated With Us

If we are not able to continue our historical levels of growth, we may not be able to maintain our historical earnings trends.

      To achieve our past levels of growth, we have initiated internal growth programs, completed several acquisitions and opened additional branches. We may not be able to sustain our historical rate of growth or may not even be able to grow at all. In addition, we may not be able to obtain the financing necessary to fund additional growth and may not be able to find suitable candidates for acquisition. Various factors, such as economic conditions and competition, may impede or prohibit our opening of new banking centers. Further, we may be unable to attract and retain experienced bankers, which could adversely affect our internal growth. If we are not able to continue our historical levels of growth, we may not be able to maintain our historical earnings trends.

If we are unable to manage our growth effectively, our operations could be negatively affected.

      Companies like us that experience rapid growth face various risks and difficulties, including:

•	finding suitable markets for expansion;

•	finding suitable candidates for acquisition;

•	attracting funding to support additional growth;

•	maintaining asset quality;

•	attracting and retaining qualified management; and

•	maintaining adequate regulatory capital.

      In addition, in order to manage our growth and maintain adequate information and reporting systems within our organization, we must identify, hire and retain additional qualified employees, particularly in the accounting and operational areas of our business.

      If we do not manage our growth effectively, our business, financial condition, results of operations and future prospects could be negatively affected, and we may not be able to continue to implement our business strategy and successfully conduct our operations.

If we are unable to identify and acquire other financial institutions and successfully integrate our acquired businesses, our business and earnings may be negatively affected.

      We intend to continue our current growth strategy. On April 29, 2004, we entered into an agreement to acquire GNB Bancshares and, on May 3, 2004, we entered into an agreement to acquire two branches of Central Bank. The market for acquisitions remains highly competitive, and we may be unable to find acquisition candidates in the future that fit our acquisition and growth strategy. To the extent that we are unable to find suitable acquisition candidates, an important component of our growth strategy may be lost.

      Acquisitions of financial institutions involve operational risks and uncertainties and acquired companies may have unforeseen liabilities, exposure to asset quality problems, key employee and customer retention problems and other problems that could negatively affect our organization. We may not be able to complete future acquisitions and, if completed, we may not be able to successfully integrate the operations, management, products and services of the entities we acquire and eliminate redundancies. The integration process may also require significant time and attention from our management that they would otherwise direct at servicing existing business and developing new business. Our failure to successfully integrate the entities we acquire into our existing operations may increase our operating costs significantly and adversely affect our business and earnings.

Our failure to complete our pending acquisition of GNB Bancshares could result in a significant delay in the implementation of our growth strategy and significantly slow our growth.

      On April 29, 2004, we entered into a merger agreement for the acquisition of GNB Bancshares. This transaction is more fully described under “Pending Acquisitions.” Based on GNB Bancshares’ financial position at March 31, 2004, we expect that this acquisition will increase our assets by $224.4 million and our deposits by $190.6 million, which would be our largest acquisition to date. Completion of the merger is subject to a number of conditions, including the completion of this offering. In addition, each of us and GNB Bancshares has the right to terminate the merger agreement under limited circumstances. Further, in the event that the 20 trading day average sales price of our common stock is below $18.00, we have the option to issue additional shares of our common stock to GNB Bancshares shareholders or risk that GNB Bancshares will terminate the merger agreement. If we issue additional shares of our common stock as part of the merger, our shareholders will be diluted, which could have an adverse effect on the price of our common stock. In addition, our failure to complete this acquisition could result in a significant delay in the implementation of our growth strategy and significantly slow our growth.

GNB Bancshares may not receive insurance proceeds to cover an employee embezzlement loss.

      During March 2004, GNB Bancshares discovered that a loan officer at one of its branch offices made, over several years, a series of fraudulent loans and embezzled the proceeds for his personal use. As a result, GNB Bancshares recorded a pre-tax loss of $1.1 million in the first quarter of 2004. GNB Bancshares reviewed and examined the officer’s loan portfolio to quantify the amount of the loss. GNB Bancshares concluded that the embezzlement scheme involved only one employee, and it also implemented additional internal controls and safeguards to better detect and prevent such losses in the future. GNB Bancshares anticipates that a portion of the loss, exclusive of a $25,000 deductible, is covered by insurance and has made a claim with its insurance company for $1.1 million. On July 13, 2004, GNB Bancshares’ insurance company indicated in writing that at least $950,000 of the loss would be covered subject to the receipt of appropriate releases and assignments. The insurance company reserved its rights and defenses under the bond, and until funds are received by GNB Bancshares, there can be no assurance that any payment will be made. Our merger with GNB Bancshares is not conditioned upon the prior receipt by GNB Bancshares of these insurance proceeds nor will its failure to receive these proceeds result in a reduction of the purchase price for GNB Bancshares.

Our business is subject to interest rate risk and fluctuations in interest rates may adversely affect our earnings and capital levels.

      The majority of our assets are monetary in nature and, as a result, we are subject to significant risk from changes in interest rates. Changes in interest rates can impact our net interest income as well as the valuation of our assets and liabilities. Our earnings are significantly dependent on our net interest income, which is the difference between interest income on interest-earning assets, such as loans and securities, and interest expense on interest-bearing liabilities, such as deposits and borrowings. We expect that we will periodically experience “gaps” in the interest rate sensitivities of our assets and liabilities, meaning that either our interest-bearing liabilities will be more sensitive to changes in market interest rates than our interest-earning assets, or vice versa. In either event, if market interest rates should move contrary to our position, this “gap” will work against us, and our earnings may be negatively affected. Based on our one-year cumulative interest rate gap at March 31, 2004 of negative $144.1 million, an increase in the general level of interest rates may negatively affect our net yield on interest-earning assets since our interest-earning assets reprice slower than our interest-bearing liabilities.

      An increase in the general level of interest rates may also, among other things, reduce the demand for loans and our ability to originate loans. Conversely, a decrease in the general level of interest rates, among other things, may lead to an increase in prepayments on our loan and mortgage-backed securities portfolios and increased competition for deposits. Accordingly, changes in the general level of market interest rates affect our net yield on interest-earning assets, loan origination volume, loan and mortgage-backed securities portfolios and our overall results.

      Although our asset-liability management strategy is designed to control our risk from changes in the general level of market interest rates, market interest rates are affected by many factors outside of our control, including inflation, recession, changes in unemployment, money supply and international disorder and instability in domestic and foreign financial markets. In view of the continued low interest rates on savings, loans and investments that currently prevail, it is quite possible that significant changes in interest rates may take place in the future, and we cannot always accurately predict the nature or magnitude of such changes or how such changes may affect our business.

Our profitability depends significantly on local economic conditions.

      Our success depends primarily on the general economic conditions of the geographic markets in which we operate. Unlike larger banks that are more geographically diversified, we provide banking and financial services to customers primarily in the central and south central areas of Texas. The local economic conditions in these areas have a significant impact on our commercial, real estate and construction loans, the ability of our borrowers to repay their loans and the value of the collateral securing these loans. A significant decline in general economic conditions, caused by inflation, recession, acts of terrorism, outbreak of hostilities or other international or domestic calamities, unemployment or other factors could impact these local economic conditions and negatively affect our financial results.

A large percentage of our loans are secured by real estate, and an adverse change in the real estate market may result in losses and adversely affect our profitability.

      Approximately 70.9% of our loan portfolio as of March 31, 2004 was comprised of loans secured by real estate. An adverse change in the economy affecting values of real estate generally or in our market areas specifically could impair the value of our collateral and our ability to sell the collateral upon foreclosure. In the event of a default with respect to any of these loans, the amounts we receive upon sale of the collateral may be insufficient to recover outstanding principal and interest on the loan. As a result, our profitability and financial condition could be negatively impacted by an adverse change in the real estate market.

We could be subject to environmental risks and associated costs on our foreclosed real estate assets.

      A significant portion of our loan portfolio is secured by real property. There is a risk that hazardous or toxic waste could be found on the properties that secure our loans. If we acquire such properties as a result of foreclosure, we could be held responsible for the cost of cleaning up or removing this waste, and this cost could exceed the value of the underlying properties and adversely affect our profitability. Although we have policies and procedures that require us to perform an environmental review before initiating any foreclosure action on real property, these reviews may not be sufficient to detect all potential environmental hazards.

Our allowance for loan losses may not be sufficient to cover actual loan losses, which could adversely affect our earnings.

      As a lender, we are exposed to the risk that our loan customers may not repay their loans according to the terms of these loans and the collateral securing the payment of these loans may be insufficient to fully compensate us for the outstanding balance of the loan plus the costs to dispose of the collateral. We may experience significant loan losses which could have a material adverse effect on our operating results and financial condition. Management makes various assumptions and judgments about the collectibility of our loan portfolio, including the diversification by industry of our commercial loan portfolio, the effect of changes in the local real estate market on collateral values, the results of recent regulatory examinations, the effects on the loan portfolio of current economic indicators and their probable impact on borrowers, the amount of charge-offs for the period, the amount of nonperforming loans and related collateral security, and the evaluation of our loan portfolio by the external loan review.

      We maintain an allowance for loan losses in an attempt to cover loan losses inherent in our loan portfolio. Additional loan losses will likely occur in the future and may occur at a rate greater than we have experienced to date. In determining the size of the allowance, we rely on an analysis of our loan portfolio, our experience and our evaluation of general economic conditions. If our assumptions prove to be incorrect, our current allowance may not be sufficient and adjustments may be necessary to allow for different economic conditions or adverse developments in our loan portfolio. Material additions to the allowance would materially decrease net income.

      In addition, federal and state regulators periodically review our allowance for loan losses and may require us to increase our provision for loan losses or recognize further loan charge-offs, based on judgments different than those of our management. Any increase in our allowance for loan losses or loan charge-offs as required by these regulatory agencies could have a material negative effect on our operating results and financial condition.

Our small to medium-sized business target market may have fewer financial resources to weather a downturn in the economy.

      We target our business development and marketing strategy primarily to serve the banking and financial services needs of small to medium-sized businesses. These small to medium-sized businesses generally have fewer financial resources in terms of capital or borrowing capacity than larger entities. If general economic conditions negatively impact the central and south central Texas area or the other markets in which we operate, our results of operations and financial condition may be negatively affected.

We are dependent on our management team, and the loss of our senior executive officers or other key employees could impair our relationship with our customers and adversely affect our business and financial results.

      Our success is dependent upon the continued service and skills of L. Don Stricklin, Steve Stapp, Thomas N. Adams, Dayna McElreath, Melvin Barta, Malvin Green and other senior officers. The unexpected loss of services of one or more of these key personnel could have an adverse impact on our business because of their skills, knowledge of our market, years of industry experience and the difficulty of promptly finding qualified replacement personnel. We currently do not have employment agreements or non-competition agreements with any of our senior officers.

An interruption in or breach in security of our information systems may result in a loss of customer business.

      We rely heavily on communications and information systems to conduct our business. Any failure or interruption or breach in security of these systems could result in failures or disruptions in our customer relationship management, general ledger, deposits, servicing or loan origination systems. We cannot assure you that such failures or interruptions will not occur or, if they do occur, that they will be adequately addressed by us. The occurrence of any failures or interruptions could result in a loss of customer business and have a negative effect on our results of operations and financial condition.

Risks Associated With Our Industry

We face strong competition from other financial institutions and financial service companies, which could adversely affect our operations and financial condition.

      We face vigorous competition from banks and other financial institutions, including savings and loan associations, savings banks, finance companies and credit unions. A number of these banks and other financial institutions have substantially greater resources and lending limits, larger branch systems and a wider array of banking services than we do. We also compete with other providers of financial services, such as money market mutual funds, brokerage firms, consumer finance companies, insurance companies and governmental organizations, each of which may offer more favorable financing than we are able to provide. Some of our nonbank competitors are not subject to the same extensive regulations that govern us. This competition may reduce or limit our margins on banking services, reduce our market share and adversely affect our results of operations and financial condition.

We operate in a highly regulated environment and, as a result, are subject to extensive regulation and supervision that could adversely affect our financial performance, and we may be adversely affected by changes in federal and local laws and regulations.

      We are subject to extensive regulation, supervision and examination by federal and state banking authorities. Any change in applicable regulations or federal or state legislation could have a substantial impact on us, our subsidiary bank, and our operations. Additional legislation and regulations may be enacted or adopted in the future that could significantly affect our powers, authority and operations, or the powers, authority and operations of the bank, which could have a material adverse effect on our financial condition and results of operations. Further, regulators have significant discretion and power to prevent or remedy unsafe or unsound practices or violations of laws by banks and bank holding companies in the performance of their supervisory and enforcement duties. The exercise of this regulatory discretion and power may have a negative impact on us. See “Supervision and Regulation.”

Risks Associated With Our Common Stock

The trading volume in our common stock has been low and may not increase following this offering or the GNB Bancshares transaction.

      Although our common stock is listed for trading on the National Market System of the Nasdaq Stock Market, the trading volume in our common stock has been limited. During the first six months of 2004, 659,500 shares of our common stock traded on the Nasdaq National Market for an average of 5,319 shares per trading day. On some days during this period, there were no trades in our common stock. A public trading market having the desired characteristics of depth, liquidity and orderliness depends on the presence in the market place of willing buyers and sellers of our common stock at any given time. This presence depends on the individual decisions of investors and general economic and market conditions over which we have no control. Although we believe that this offering and the GNB Bancshares transaction may improve the liquidity of the market for our common stock by increasing the number of outstanding shares and by diversifying our shareholder base, we can give no assurance that the offering will increase the volume of trading in our common stock. The shares of our common stock to be issued in the GNB Bancshares merger may be freely traded without restriction by the GNB Bancshares shareholders who are not deemed to be affiliates of GNB Bancshares or us. Given the limited trading volume of our common stock, significant sales of our common stock by new or existing shareholders, or the expectation of these sales, could cause our stock price to fall.

Purchasers of our common stock will experience immediate dilution.

      If you purchase shares of our common stock in this offering, you will experience immediate dilution of $6.85 net tangible book value per share of your investment after this offering (assuming an offering price of $17.47 per share). Further, you will experience dilution of $9.66 net tangible book value per share on a pro forma basis after this offering and the GNB Bancshares merger (assuming an offering price of

$17.47 per share and an exchange ratio of 2.19925, based on an assumed 20 trading day average sales price of our common stock of $17.65 per share). This means that the price you pay for the shares you acquire in this offering will be higher than their net tangible book value per share. If we issue additional shares of common stock in the future, you may experience further dilution in the net tangible book value of your shares. You will incur additional dilution if the holders of outstanding options to purchase shares of our common stock at prices below our net tangible book value per share after this offering exercise their options. See “Dilution.”

Our corporate organizational documents and the provisions of Texas law to which we are subject may delay or prevent a change in control of our company that you may favor.

      Our articles of incorporation, as amended, and bylaws, as amended and restated, contain various provisions which may delay, discourage or prevent an attempted acquisition or change of control of our company. These provisions include:

•	a board of directors classified into three classes of directors with the directors, of each class having staggered, three year terms;

•	a provision requiring the approval of the holders of at least 70% of our common stock in the event of a merger or consolidation in which we are not the surviving entity in the transaction or the sale or exchange of all or substantially all of our assets;

•	a provision that any special meeting of our shareholders may be called only by a majority of the board of directors, our president or the holders of at least 50% of our shares entitled to vote at the meeting;

•	a provision establishing certain advance notice procedures for nomination of candidates for election as directors and for shareholder proposals to be considered at an annual or special meeting of shareholders; and

•	a provision that denies shareholders the right to amend our bylaws.

      Our articles of incorporation, as amended, provide for noncumulative voting for directors and authorize our board of directors to issue shares of our preferred stock without shareholder approval and upon such terms as our board of directors may determine. The issuance of our preferred stock, while providing desirable flexibility in connection with possible acquisitions, financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a controlling interest in us. In addition, certain provisions of Texas law, including a provision which restricts certain business combinations between a Texas corporation and certain affiliated shareholders, may delay, discourage or prevent an attempted acquisition or change in control of us. See “Description of Our Capital Stock.”

CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and are including this statement for purposes of invoking these safe harbor provisions. You can identify these statements from our use of the words “anticipate,” “believe,” “continue,” “expect,” “estimate,” “intend,” “may,” “will,” “should” and similar expressions. These statements discuss future expectations, activities or events. Important factors that could cause actual results or developments to differ materially from estimates or projections contained in our forward-looking statements include, without limitation:

•	general business and economic conditions in the markets we serve may change or be less favorable than anticipated;

•	deposit attrition, operating costs, customer loss and business disruption may be greater than we expect;

•	competitive factors including product and pricing pressures among financial services organizations may increase;

•	changes in the interest rate environment may reduce our interest margins;

•	changes in market rates and prices may impact the value of our securities, loans, deposits, mortgage servicing rights and other financial instruments;

•	legislative or regulatory developments including changes in laws concerning taxes, banking, securities, insurance and other aspects of the financial securities industry may adversely affect our business;

•	personal or commercial bankruptcies may increase;

•	our ability to expand and grow our business and operations, including the establishment of additional branches and acquisition of additional banks or branches of banks may be more difficult or costly than we expected;

•	any future acquisitions may be more difficult to integrate than expected and we may be unable to realize any cost savings and revenue enhancements we may have projected in connection with such acquisitions;

•	changes may occur in accounting principles, policies or guidelines;

•	changes may occur in the securities markets; and

•	technology-related changes may be harder to make or more expensive than we anticipate.

      For other factors, risks and uncertainties that could cause actual results to differ materially from estimates and projections contained in forward-looking statements, please read the “Risk Factors” section beginning on page 18 of this prospectus.

      A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We believe we have chosen these assumptions or bases in good faith and that they are reasonable. However, we caution you that assumptions or bases almost always vary from actual results, and the differences between assumptions or bases and actual results can be material. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus. We will not update these statements unless the securities laws require us to do so.

USE OF PROCEEDS

      We estimate that the net proceeds from our sale of 2,000,000 shares of our common stock in this offering, at an assumed offering price of $17.47 per share, will be approximately $32.4 million, after deduction of offering expenses estimated to be $500,000 and underwriting discounts and commissions of $2.0 million. If the underwriters exercise the over-allotment in full, we anticipate that the net proceeds from the sale of our common stock will be approximately $37.4 million after deduction of offering expenses and underwriting discounts and commissions.

      We plan to use the net proceeds from this offering as follows:

•	approximately $18.4 million to fund the cash portion of the purchase price for GNB Bancshares;

•	approximately $9.8 million to repay the outstanding borrowings under a line of credit from a commercial bank that accrues interest at the federal funds rate plus 2.25% per annum and expires in March 2005. The line of credit was accessed in April 2004 and the funds borrowed were contributed to the bank as additional capital to support its pending acquisition of additional assets from the Central Bank branches; and

•	the balance for general corporate purposes, including contributions to the capital of the bank, the possible opening of additional branches and the possible acquisition of financial institutions.

OUR POLICY REGARDING DIVIDENDS

      Holders of our common stock are entitled to receive dividends when, as and if declared by our board of directors out of funds legally available for that purpose. We currently pay a quarterly cash dividend of $0.07 per share. While we currently pay dividends on our common stock, there is no assurance that we will continue to pay dividends in the future. Future dividends on our common stock will depend upon our earnings and financial condition, liquidity and capital requirements, the general economic and regulatory climate, our ability to service any equity or debt obligations senior to the common stock and other factors deemed relevant by our board of directors.

      As a holding company, we ultimately are dependent upon our subsidiaries to provide funding for our operating expenses, debt service and dividends. Various banking laws applicable to the bank limit the payment of dividends and other distributions by the bank to us, and may therefore limit our ability to pay dividends on our common stock. If required payments on our outstanding junior subordinated debentures held by our unconsolidated subsidiary trusts are not made or suspended, we will be prohibited from paying dividends on our common stock. Regulatory authorities could impose administratively stricter limitations on the ability of the bank to pay dividends to us if such limits were deemed appropriate to preserve certain capital adequacy requirements.

      Our quarterly cash dividends per share during our last two fiscal years (adjusted to give effect to the three-for-two stock split effective October 15, 2003) are set forth in the table below. We paid a dividend of $0.07 per share for each of the first quarter and second quarter of 2004.

	2003	2002

First quarter	$0.07	$0.07
Second quarter	0.07	0.07
Third quarter	0.07	0.07
Fourth quarter	0.07	0.07

DILUTION

      If you invest in our common stock, you will be diluted to the extent that the per share offering price exceeds the net tangible book value per share of our common stock immediately after the offering.

      Our net tangible book value as of March 31, 2004 was $31.0 million, or $7.70 per share of common stock. Net tangible book value per share represents the difference between our total assets, net of intangible assets and goodwill, and our total liabilities, divided by the number of shares of our common stock outstanding.

      Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of our common stock in this offering and the pro forma net tangible book value per share of our common stock immediately after the offering. After giving effect to our sale of 2,000,000 shares of common stock in this offering at an assumed public offering price of $17.47 per share, not including possible issuance of an additional 300,000 shares pursuant to the underwriters’ over-allotment, and after deduction of the underwriting commissions and estimated offering expenses payable by us, our pro forma net tangible book value as of March 31, 2004 would have been $63.9 million, or $10.62 per share. This represents an immediate increase in pro forma net tangible book value to existing shareholders attributable to new investors of $2.92 per share and an immediate dilution of $6.85 per share to new investors.

      After giving effect to our sale of 2,000,000 shares in this offering based on the assumptions in the preceding paragraph and our issuance of 1,443,451 shares to GNB Bancshares shareholders in connection with the GNB Bancshares merger, assuming an exchange ratio of 2.19925 based on an assumed 20 trading day average sales price of our common stock of $17.65 per share, our pro forma net tangible book value as of March 31, 2004 would have been $58.3 million, or $7.81 per share. This represents an increase in pro forma net tangible book value to existing shareholders attributable to new investors, including GNB Bancshares shareholders, of $0.11 per share and a dilution of $9.66 per share to new investors following this offering and the GNB Bancshares merger. The actual number of shares to be issued in the merger with GNB Bancshares will not be determined until immediately prior to the closing of the merger and the exchange ratio used in this paragraph is for illustrative purposes only assuming a 20 trading day period ended on June 30, 2004.

Assumed offering price per share	$17.47
Net tangible book value per share at March 31, 2004	7.70
Increase per share attributable to new investors	2.92
Pro forma net tangible book value per share after the offering	10.62
Dilution per share to new investors after the offering	6.85
Pro forma net tangible book value per share after the offering and the GNB Bancshares merger	7.81
Dilution per share to new investors after the offering and the GNB Bancshares merger	9.66

      The computations above do not take into account shares of our common stock which have been or may be issued upon the exercise of stock options after March 31, 2004. As of March 31, 2004, there were outstanding options to purchase a total of 267,922 shares of common stock at a weighted average exercise price of $6.14. per share and 15,331 shares of common stock reserved for issuance under our 1998 stock option plan. Additionally, there are 250,000 shares of common stock reserved for issuance under our 2004 stock incentive plan which was approved by our board of directors in July 2004 and is subject to shareholder approval. If all options outstanding as of March 31, 2004 were exercised, without giving effect to the issuance of shares to GNB Bancshares shareholders, new investors purchasing shares in this offering would suffer dilution per share of $7.04.

PRICE RANGE OF OUR COMMON STOCK

      Our common stock has been listed on the Nasdaq National Market System under the symbol “TXUI” since July 31, 2002. As of July 12, 2004, there were approximately 1,241 holders of record of our common stock. The following table sets forth the high and low closing prices for the common stock for the periods indicated as reported by Nasdaq (adjusted to give effect to the three-for-two stock split effective October 15, 2003):

	High		Low

Calendar Year Ending December 31, 2004
First Quarter		$19.54		$15.95
Second Quarter		19.20		17.06
Third Quarter (through July 16, 2004)		17.99		17.19
Calendar Year Ended December 31, 2003
First Quarter		$12.61		$11.13
Second Quarter		15.20		12.27
Third Quarter		17.67		14.17
Fourth Quarter		17.44		15.34
Calendar Year Ended December 31, 2002
First Quarter	$	N/A	$	N/A
Second Quarter		N/A		N/A
Third Quarter		15.33		12.66
Fourth Quarter		14.00		12.17

CAPITALIZATION

      The following table sets forth our unaudited consolidated capitalization at March 31, 2004:

•	on an actual basis;

•	on an as adjusted basis to give effect to the sale of the 2,000,000 shares of our common stock offered by this prospectus, assuming the underwriters’ over-allotment is not exercised, at an assumed offering price of $17.47 per share and net of underwriting discounts and commissions and other estimated offering expenses; and

•	on a pro forma basis to give effect to the acquisition of GNB Bancshares (assuming an exchange ratio of 2.19925 based on the 20 trading day average sales price of our common stock of $17.65 per share and the issuance of approximately 1,443,451 shares of our common stock), the acquisition of the two Central Bank branches and the sale of the shares of our common stock offered by this prospectus, at an assumed offering price of $17.47 per share and net of underwriting discounts and commissions and other estimated offering expenses. The actual number of shares to be issued in the merger with GNB Bancshares will not be determined until immediately prior to the closing of the merger and the exchange ratio used in this paragraph is for illustrative purposes only assuming a 20 trading day period ended on June 30, 2004.

      The following data should be read in conjunction with the financial information included in this prospectus, including our historical consolidated financial statements and related notes:

	March 31, 2004

			Pro Forma
			for the
			GNB Bancshares
			and Branch
		As Adjusted	Acquisitions and
		for the	as Adjusted for
	Actual	Offering	the Offering

	(Dollars in thousands)
	(Unaudited)
Indebtedness:
Long-term debt	$40,087	$40,087	$45,997
Junior subordinated deferrable interest debentures	12,365	12,365	17,520
Shareholders’ equity:
Preferred stock, no par value, 500,000 shares authorized, no shares issued and outstanding	—	—	—
Common stock, $1.00 par value, 20,000,000 shares authorized, 4,022,831 shares issued and 4,016,736 shares outstanding; 6,022,831 shares issued and 6,016,736 shares outstanding, as adjusted for the offering; 7,466,282 shares issued and 7,460,187 shares outstanding, pro forma as adjusted for the offering and the GNB Bancshares acquisition	4,023	6,023	7,466
Additional paid-in capital	17,118	48,058	72,115
Retained earnings	18,705	18,705	18,705
Accumulated other comprehensive income	1,116	1,116	1,447
Treasury stock, at cost	(117)	(117)	(117)

Total shareholders’ equity	40,845	73,785	99,616

Total capitalization	$93,297	$126,237	$163,133

Consolidated capital ratios:
Average equity to average total assets	6.28%	10.79%	9.34%
Tangible equity to assets	4.70	9.24	6.21
Leverage ratio	6.46	10.75	7.59
Tier 1 risk-based capital ratio	9.61	17.02	11.18
Total risk-based capital ratio	10.56	17.96	12.07

      On May 6, 2004, the Federal Reserve issued proposed rules that would continue to allow trust preferred securities to be included in Tier 1 capital, subject to stricter quantitative and qualitative limits. Currently, trust preferred securities and qualifying perpetual preferred stock are limited in the aggregate to no more than 25% of a bank holding company’s core capital elements. The proposed rule would amend the existing limit by providing that restricted core capital elements (including trust preferred securities and qualifying perpetual preferred stock) can be no more than 25% of core capital, net of goodwill. Because the 25% limit currently is calculated without deducting goodwill, the proposal has the effect of reducing the amount of trust preferred securities that we can include in Tier 1 capital. In addition, under the proposal, the amount of such excess trust preferred (when aggregated with subordinated debt securities and certain other investments) includable in Tier 2 capital would be limited to 50% of Tier 1 capital. Assuming these rules were adopted in their proposed form and were effective at March 31, 2004, after giving effect to the offering and the GNB Bancshares merger, on a pro forma basis as of March 31, 2004, our Tier 1 risk-based capital ratio, our total risk-based capital ratio and our Tier 1 leverage ratio would remain unchanged. If the proposed rules are adopted in their current form, the new quantitative limits would be fully effective March 31, 2007. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Borrowings.”

PENDING ACQUISITIONS

Pending Acquisition of GNB Bancshares

      On April 29, 2004, we announced that we had entered into a definitive agreement to acquire GNB Bancshares, Inc., Gainesville, Texas. Pursuant to the terms of the agreement, as amended, in exchange for all outstanding shares of GNB Bancshares capital stock, we will pay $18.4 million in cash and issue approximately 1,415,384 shares of our common stock, subject to adjustment in the event that the 20 trading day average sales price of our common stock exceeds or falls below certain pre-agreed levels as discussed below.

      We plan to operate GNB Bancshares’ wholly-owned subsidiary bank, GNB Financial, n.a., as a separate bank subsidiary. As of March 31, 2004, on a consolidated basis, GNB Bancshares had total assets of $224.4 million, total loans of $161.7 million, total deposits of $190.6 million and shareholders’ equity of $19.5 million. The merger agreement has been filed as an exhibit to the registration statement, of which this prospectus is a part, and you should read the agreement for a more complete description of the merger. See “Where You Can Find More Information About Us.”

Strategic Rationale

      The GNB Bancshares acquisition is consistent with our expansion strategy of pursuing acquisitions in bedroom communities of larger metropolitan areas. GNB Bancshares’ subsidiary, GNB Financial, n.a., is a relationship-based community bank with seven locations in Gainesville, Denton and Ennis, Texas, all of which are communities located within a commutable distance from the Dallas-Fort Worth metroplex. The acquisition will provide us with an initial presence and an opportunity to expand in the northeast Texas market. Further, we believe that GNB Bancshares’ management team will be compatible with our senior management team and that our companies share a similar customer-focused culture.

Merger Consideration

      In connection with the merger, we will pay $18.4 million in cash and issue approximately 1,415,384 shares of our common stock to GNB Bancshares shareholders, subject to adjustment. The exchange ratio is calculated by dividing 1,415,384 by the number of issued and outstanding shares of GNB Bancshares prior to completion of the merger. Assuming 656,338 shares of GNB Bancshares outstanding, the exchange ratio would be 2.15649 shares of our common stock for each outstanding share of GNB Bancshares’ common stock. However, in the event the 20 trading day average sales price of our common stock on the tenth trading day immediately prior to the closing date (“average share price”) is less than $18.00, we have the discretion to increase the number of shares of common stock that we will issue to GNB Bancshares shareholders to a number determined by multiplying (1) the quotient of $18.00, divided by the average share price and (2) the exchange ratio. If we elect not to adjust the number of shares of our common stock that we will issue in the merger, GNB Bancshares may terminate the merger agreement. Further, in the event our average share price is more than $21.00 per share, we will decrease the number of shares of common stock that we will issue to GNB shareholders to a number determined by multiplying (a) the quotient of $21.00 divided by the average share price and (b) the exchange ratio, subject to a minimum exchange ratio of two shares of our common stock for each outstanding share of GNB Bancshares common stock.

      Based on our 20 trading day average sales price ending on June 30, 2004 of $17.65 per share, the exchange ratio would be increased to 2.19925 and we would issue approximately 1,443,451 shares of our common stock. The actual number of shares to be issued in the merger with GNB Bancshares will not be determinable until immediately prior to the closing of the merger and the exchange ratio used in this paragraph is for illustrative purposes only assuming a 20 trading day period ended on June 30, 2004.

Completion of the Merger

      The merger agreement contains a number of conditions to the obligations of GNB Bancshares and us to complete the merger which must be satisfied as of the closing date, including, but not limited to, the following:

•	approval of the merger agreement by the GNB Bancshares shareholders and by our shareholders;

•	receipt of all required regulatory approvals of the merger in a manner that does not impose any restriction on our operations which materially reduces the benefits of the merger and related transactions to us to such a degree that, in our good faith judgment, we would not have entered into the merger agreement had such restriction been known as of the date of the merger agreement;

•	registration of the shares of our common stock to be issued to GNB Bancshares shareholders with the Securities and Exchange Commission;

•	authorization for listing of the shares of our common stock to be issued to GNB Bancshares shareholders on the Nasdaq National Market;

•	accuracy of each party’s representations and warranties as of the closing date;

•	absence of any material adverse change in the assets, properties, business or financial condition of either party;

•	performance or compliance in all material respects by each party with its respective covenants and obligations required by the merger agreement; and

•	receipt of an opinion of Bracewell & Patterson, L.L.P. as to the tax-free nature of the receipt of shares of our common stock by GNB Bancshares shareholders in connection with the merger.

      In addition to the conditions listed above, our obligation to complete the merger is subject to the satisfaction of the following conditions:

•	completion of this offering;

•	with respect to employment agreements between GNB Bancshares and each of Riley C. Peveto, Ray Nichols and Mike Montgomery, each an executive officer of GNB Bancshares, these employment agreements must have been terminated, each of Messrs. Peveto, Nichols and Montgomery must have been paid a change of control payment by GNB Bancshares immediately prior to completion of the merger, and each of Messrs. Peveto, Nichols and Montgomery must have executed a release agreement with respect to the payment of any benefits to them pursuant to their respective employment agreements; and

•	each of the directors and officers of GNB Bancshares and GNB Financial with a title of senior vice president or above must have executed an agreement releasing GNB Bancshares and its subsidiaries and successors from any and all claims, subject to certain limited exceptions.

      Any condition to the consummation of the merger, except the required shareholder and regulatory approvals, and the absence of an order or ruling prohibiting the merger, may be waived in writing by the party to the merger agreement entitled to the benefit of such condition.

Termination

      The merger agreement may be terminated in the following manner:

      By Mutual Consent. The merger agreement may be terminated and the merger abandoned at any time upon the mutual consent of us and GNB Bancshares.

      By Either Party. The merger agreement may be terminated and the merger abandoned at any time prior to the effective date by either us or GNB Bancshares if:

•	the merger is not effective by September 26, 2004 and the party exercising its termination right is not then in default under the merger agreement if the default has been the cause of or resulted in the failure to complete the merger;

•	any court or other governmental body issues an order, decree or ruling or takes any other action restraining, enjoining or otherwise prohibiting the merger and such order, decree, ruling or other action is final and non-appealable;

•	any of the transactions contemplated by the merger agreement are disapproved by any regulatory authority or other persons whose approval is required to consummate any of such transactions;

•	the approval of the merger agreement by our shareholders or the shareholders of GNB Bancshares is not obtained;

•	any of the conditions to our obligations or the obligations of GNB Bancshares have not been met or waived by the other party; or

•	the other party materially breaches its representations and warranties or any covenant or agreement contained in the merger agreement and such breach has not been cured within the required time limit.

      By GNB Bancshares. GNB Bancshares may terminate the merger agreement if it has received a bona fide acquisition proposal from a third party and the GNB Bancshares board of directors determines, in good faith and in the exercise of its fiduciary duties after consultation with its legal and financial advisors, that such acquisition proposal is superior to the terms of the merger agreement and the failure to terminate the merger agreement and accept such superior proposal would be inconsistent with the proper exercise of its fiduciary duties.

      GNB Bancshares may also terminate the merger agreement if the average per share sales price for our common stock for the 20 consecutive trading days ending on and including the tenth trading day (price measurement period) prior to completion of the merger is less than $18.00 per share; provided, however, that we have the right, but not the obligation, to nullify any exercise by GNB Bancshares of this termination right by increasing the number of shares of common stock that we will issue to GNB Bancshares shareholders to a number determined by multiplying (1) the quotient of $18.00 divided by the average share price and (2) the exchange ratio.

      In the event GNB Bancshares desires to terminate the merger agreement as provided in the preceding paragraph, it must notify us in writing of its intent to terminate on the second business day following the price measurement period.

      By Texas United. The merger agreement may be terminated and the merger abandoned at any time by us if GNB Bancshares’ board of directors resolves to:

•	accept an acquisition proposal (as defined in the merger agreement) from any third party;

•	recommend to its shareholders that they tender their shares in a tender or exchange offer with a third party; or

•	withdraw or modify its recommendation or approval of the merger agreement or recommend to GNB Bancshares shareholders acceptance or approval of any alternate acquisition proposal.

      Remedies. In the event of the termination of the merger agreement without breach by any party, the merger agreement will be void and have no effect, without liability on the part of any party or the directors, officers or shareholders of any party, except as specifically contemplated in the merger agreement or as set forth below.

      Termination Fee. Provided that we are not in material breach of any covenant or obligation contained in the merger agreement, GNB Bancshares must pay us a termination fee of $1,000,000 if the merger agreement is terminated:

•	by GNB Bancshares because it has accepted a superior proposal (as defined in the merger agreement);

•	by either us or GNB Bancshares if the shareholders of GNB Bancshares do not approve the merger, if at the time of any failure by the shareholders of GNB Bancshares to approve the merger agreement and the merger there exists an alternate acquisition proposal with respect to GNB Bancshares and, within twelve months of the termination of the merger agreement, GNB Bancshares enters into a definitive agreement with any third party with respect to any alternate acquisition proposal; or

•	by us if GNB Bancshares’ board of directors resolves to accept an acquisition proposal, recommends to its shareholders that they tender their shares to a third party, or withdraws or modifies its recommendation or approval of the merger or recommends to GNB Bancshares shareholders acceptance or approval of any alternate acquisition proposal.

Pending Acquisition of Two Central Bank Branches

      On May 3, 2004, we entered into a definitive agreement to purchase the loans and premises and assume the deposit liabilities of the Caldwell, Texas and Lexington, Texas branches of Central Bank, Houston, Texas. Under the terms of the agreement, we will pay a premium of 8.02% of total deposits, book value for loans and $800,000 for the related real property. As of March 31, 2004, deposits at both branches totaled $102.4 million and loans totaled $33.3 million. Based on these March 31, 2004 totals, we would pay approximately $9.0 million to acquire these branches. Caldwell is located approximately 20 miles from Bryan-College Station and Lexington is located approximately 40 miles north of La Grange.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

OF TEXAS UNITED

      The following table summarizes our selected historical consolidated financial data for the periods and at the dates indicated and should be read in conjunction with our consolidated financial statements, including the related notes, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 45. The selected historical financial data as of December 31, 2003 and 2002 and for each of the three years in the period ended December 31, 2003 is derived from our audited consolidated financial statements and related notes included in this prospectus. The selected historical financial data as of December 31, 2001, 2000 and 1999 and for each of the two years in the period ended December 31, 2000 is derived from our audited consolidated financial statements not included in this prospectus. The selected historical financial data as of March 31, 2004 and 2003 and for the three month periods then ended are derived from our unaudited interim consolidated financial statements included in this prospectus. These unaudited interim consolidated financial statements include all adjustments (consisting only of normal recurring adjustments) that management considers necessary for a fair presentation of our financial position and results of operations as of the dates and for the periods indicated. Information for any interim period is not necessarily indicative of results that may be anticipated for the full year.

	As of and for the Three
	Months Ended March 31,		As of and for the Years Ended December 31,

	2004	2003	2003	2002	2001	2000	1999

	(In thousands, except per share data)
Income Statement Data:
Interest income	$9,206	$9,004	$36,701	$32,406	$29,894	$25,355	$19,664
Interest expense	2,542	2,733	10,478	10,373	13,064	11,482	8,314

Net interest income	6,664	6,271	26,223	22,033	16,830	13,873	11,350
Provision for loan losses	150	800	2,900	1,900	925	293	188

Net interest income after provision for loan losses	6,514	5,471	23,323	20,133	15,905	13,580	11,162
Noninterest income	3,904	3,580	13,804	11,671	7,865	5,308	3,852
Noninterest expense	8,150	7,490	29,992	25,888	19,761	15,450	11,198

Earnings before taxes	2,268	1,561	7,135	5,916	4,009	3,438	3,816
Provision for income taxes	703	430	1,894	1,638	785	401	642

Net earnings	$1,565	$1,131	$5,241	$4,278	$3,224	$3,037	$3,174

Common Share Data(1):
Basic earnings per share	$0.39	$0.29	$1.31	$1.12	$0.86	$0.83	$0.88
Diluted earnings per share	0.37	0.27	1.26	1.07	0.83	0.79	0.85
Book value per share	10.17	9.28	9.49	8.94	7.35	6.62	5.54
Tangible book value per share(2)	7.70	6.78	7.13	6.43	5.50	4.66	4.63
Cash dividends declared per share	0.07	0.07	0.28	0.28	0.24	0.21	0.20
Dividend payout ratio	18.0%	24.1%	21.4%	25.0%	27.9%	25.3%	22.7%
Weighted average shares outstanding (basic)	4,010	3,965	3,984	3,826	3,742	3,652	3,606
Weighted average shares outstanding (diluted)	4,193	4,120	4,151	3,998	3,894	3,813	3,714
Shares outstanding at end of period	4,017	3,968	4,002	3,960	3,724	3,717	3,583

	As of and for the Three
	Months Ended March 31,		As of and for the Years Ended December 31,

	2004	2003	2003	2002	2001	2000	1999

	(In thousands, except per share data)
Balance Sheet Data (at period end):
Total assets	$658,720	$591,661	$637,684	$587,272	$453,839	$379,772	$313,109
Securities	180,318	163,569	184,547	132,140	109,877	75,831	91,869
Loans (including loans held for sale)	406,840	357,862	384,331	386,315	274,945	239,641	173,797
Allowance for loan losses	4,093	3,593	3,893	3,296	1,754	1,590	1,737
Total deposits	536,749	474,599	501,136	452,919	375,688	336,308	259,969
Borrowings	57,837	61,089	71,875	62,945	39,232	9,127	27,364
Junior subordinated deferrable interest debentures	12,365	7,210	12,365	7,210	7,210	7,210	—
Total shareholders’ equity	40,845	36,821	37,987	35,418	27,372	24,604	19,846
Performance Ratios:
Return on average assets	0.97%	0.79%	0.86%	0.86%	0.77%	0.90%	1.14%
Return on average equity	15.41	12.70	14.12	13.53	12.07	14.18	15.61
Net interest margin	4.63	4.99	4.83	5.04	4.68	4.70	4.56
Efficiency ratio(3)	77.69	77.86	77.33	80.28	81.14	80.36	74.22
Asset Quality Ratios(4):
Nonperforming assets to total loans and other real estate	0.59%	0.56%	0.59%	0.52%	0.20%	0.50%	0.74%
Nonperforming assets to total assets	0.37	0.34	0.35	0.34	0.12	0.32	0.41
Net (recoveries) charge-offs to average loans	(0.01)	0.13	0.61	0.34	0.29	0.22	0.16
Allowance for loan losses to total loans	1.01	1.00	1.01	0.85	0.64	0.66	1.00
Allowance for loan losses to nonperforming loans(5)	197.44	220.02	195.82	197.48	334.73	156.80	181.50
Liquidity and Capital Ratios:
Loans to deposits	75.80%	75.40%	76.69%	85.29%	73.18%	71.26%	66.85%
Average shareholders’ equity to average total assets	6.28	6.22	6.07	6.35	6.42	6.33	7.33
Tangible equity to assets	4.70	4.55	4.47	4.34	4.51	4.56	5.07
Leverage ratio	6.46	5.52	6.46	5.49	6.49	6.82	6.07
Tier 1 risk-based capital ratio	9.61	8.32	9.54	7.97	10.16	10.19	9.85
Total risk-based capital ratio	10.56	9.27	10.47	8.83	10.80	10.84	10.78

(1)	Adjusted for a five-for-one stock split effective January 15, 2000 and a three-for-two stock split effective October 15, 2003.

(2)	Calculated by dividing total assets, less total liabilities, goodwill and core deposit intangibles, by shares outstanding at end of period.

(3)	Efficiency ratio is noninterest expense (excluding securities losses) divided by net interest income plus noninterest income (excluding securities gains). Taxes are not part of this calculation.

(4)	At period end, except for net (recoveries) charge-offs to average loans, which is for periods ended at such dates.

(5)	Nonperforming loans consist of nonaccrual loans, loans contractually past due 90 days or more and restructured loans.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

OF GNB BANCSHARES

      The following table summarizes the selected historical consolidated financial data of GNB Bancshares for the periods and at the dates indicated and should be read in conjunction with GNB Bancshares’ consolidated financial statements, including the related notes. The selected historical financial data as of December 31, 2003 and 2002 and for each of the three years ended December 31, 2003 is derived from GNB Bancshares’ audited consolidated financial statements and related notes included in this prospectus. The selected historical financial data as of December 31, 2001, 2000 and 1999 and for each of the two years ended December 31, 2000 is derived from GNB Bancshares’ audited consolidated financial statements not included in this prospectus. The selected historical financial data as of March 31, 2004 and 2003 and for the three month periods then ended are derived from GNB Bancshares’ unaudited interim consolidated financial statements included in this prospectus. These unaudited interim consolidated financial statements include all adjustments (consisting only of normal recurring adjustments) that GNB Bancshares management considers necessary for a fair presentation of its financial position and results of operations as of the dates and for the periods indicated. Information for any interim period is not necessarily indicative of results that may be anticipated for the full year.

	As of and for the Three
	Months Ended March 31,		As of and for the Years Ended December 31,

	2004	2003	2003	2002	2001	2000	1999

	(In thousands, except per share data)
Income Statement Data:
Interest income	$3,217	$3,118	$12,872	$12,251	$11,835	$10,633	$9,762
Interest expense	672	778	3,063	2,996	3,991	4,144	3,228

Net interest income	2,545	2,340	9,809	9,255	7,844	6,489	6,534
Provision for loan losses	60	123	435	487	525	170	120

Net interest income after provision for loan losses	2,485	2,217	9,374	8,768	7,319	6,319	6,414
Noninterest income	909	1,000	4,127	3,929	3,468	3,108	2,559
Noninterest expense	3,539 (1)	2,476	11,934	9,583	8,474	6,484	6,296

Income (loss) before taxes	(145)	741	1,567	3,114	2,313	2,943	2,677
Provision for income taxes	(49)	263	569	1,024	900	905	874

Net income (loss)	$(96)	$478	$998	$2,090	$1,413	$2,038	$1,803

Common Share Data:
Basic earnings per share	$(0.15)	$0.77	$1.61	$3.36	$2.28	$3.29	$2.86
Diluted earnings per share	(0.15)	0.77	1.61	3.36	2.28	3.29	2.86
Book value per share	29.74	30.17	29.63	29.74	27.09	24.46	20.81
Tangible book value per share(2)	29.73	30.15	29.62	29.73	27.08	24.45	20.79
Cash dividends declared per share	—	0.25	1.00	0.85	0.60	0.60	0.60
Dividend payout ratio	—%	32.3%	62.1%	25.3%	26.3%	18.2%	21.0%
Weighted average shares outstanding (basic)	648	619	619	621	620	620	631
Weighted average shares outstanding (diluted)	648	619	619	621	620	620	631
Shares outstanding at end of period	656	619	634	619	623	620	621

	As of and for the Three
	Months Ended March 31,		As of and for the Years Ended December 31,

	2004	2003	2003	2002	2001	2000	1999

	(In thousands, except per share data)
Balance Sheet Data (at period end):
Total assets	$224,382	$210,403	$228,155	$208,945	$182,951	$156,614	$143,892
Securities	31,917	22,680	34,603	21,214	29,720	40,779	46,785
Loans (including loans held for sale)	161,700	155,406	158,676	156,667	125,207	88,827	82,084
Allowance for loan losses	1,746	1,640	1,841	1,564	1,273	941	813
Total deposits	190,574	173,299	191,119	170,245	150,722	137,294	123,241
Borrowings and notes payable	5,910	9,609	9,432	12,191	7,738	2,849	6,816
Junior subordinated deferrable interest debentures	5,155	5,155	5,155	5,155	5,155	—	—
Total shareholders’ equity	19,519	18,674	18,776	18,413	16,892	15,179	12,913
Performance Ratios:
Return on average assets	(0.17)%	0.91%	0.45%	1.06%	0.82%	1.37%	1.26%
Return on average equity	(1.98)	10.27	5.33	12.34	9.25	14.64	13.86
Net interest margin	5.01	5.04	4.74	5.05	4.77	4.75	5.09
Efficiency ratio(3)	102.46	74.13	85.63	72.69	74.91	67.56	69.24
Asset Quality Ratios(4):
Nonperforming assets to total loans and other real estate	0.20%	0.39%	0.41%	0.39%	0.46%	1.02%	0.85%
Net charge-offs to average loans	0.38	0.12	0.10	0.14	0.17	0.05	0.09
Allowance for loan losses to total loans	1.08	1.06	1.16	1.00	1.02	1.06	0.99
Allowance for loan losses to nonperforming loans(5)	964.64	1,547.17	459.10	423.85	222.94	104.09	121.52
Capital Ratios:
Leverage ratio	8.66%	8.85%	8.50%	8.57%	8.82%	9.32%	9.12%
Average shareholders’ equity to average total assets	7.94	8.13	7.73	7.84	8.14	8.75	8.60
Tier 1 risk-based capital ratio	13.51	13.62	13.50	13.47	15.72	14.77	14.32
Total risk-based capital ratio	14.48	14.60	14.56	14.40	16.66	15.69	15.20

(1)	Included in noninterest expense is a one-time pre-tax charge of $1.1 million in connection with an embezzlement loss. On July 13, 2004, GNB Bancshares’ insurance company indicated in writing that at least $950,000 of the loss would be covered subject to the receipt of appropriate releases and assignments. The insurance company reserved its rights and defenses under the bond, and until funds are received by GNB Bancshares, there can be no assurance that any payment will be made.

(2)	Calculated by dividing total assets, less total liabilities, goodwill and deposit premiums, by shares outstanding at end of period.

(3)	Efficiency ratio is total noninterest expense (excluding securities losses) divided by net interest income plus noninterest income (excluding securities gains). Taxes are not part of this calculation.

(4)	At period end, except for net charge-offs to average loans, which is for periods ended at such dates.

(5)	Nonperforming loans consist of nonaccrual loans, loans contractually past due 90 days or more and restructured loans.

UNAUDITED PRO FORMA CONSOLIDATED COMBINED FINANCIAL INFORMATION

      The following unaudited pro forma consolidated combined financial information as of March 31, 2004 and for the three months ended March 31, 2004 and the year ended December 31, 2003 is presented to show the impact on our historical financial position and results of operations of:

•	the proposed acquisition of GNB Bancshares;

•	the proposed acquisition of the Caldwell and Lexington branches of Central Bank;

•	the proposed issuance of shares of our common stock to the shareholders of GNB Bancshares;

•	the proposed issuance of a number of shares of our common stock in this offering in an amount sufficient to fund the cash portion of the purchase price of GNB Bancshares; and

•	the proposed issuance of a number of shares of our common stock in this offering in an amount sufficient to repay a line of credit which was contributed to the bank to increase its equity capital to support the additional assets to be acquired from the Central Bank branches.

      As a result of the merger and assuming there are 656,338 shares of GNB Bancshares common stock outstanding and no adjustment to the exchange ratio, GNB Bancshares shareholders will receive 2.15649 shares of our common stock and $28.03 in cash for each share of GNB Bancshares common stock they own, with cash paid for fractional share interests. The exchange ratio is subject to adjustment based upon the 20 trading day average sales price of our common stock ending on and including the tenth trading day immediately prior to the effective time of the merger as described under “Pending Acquisitions — Pending Acquisition of GNB Bancshares.”

      The unaudited Pro Forma Consolidated Combined Balance Sheet reflects the historical position of us, GNB Bancshares and the Central Bank branches at March 31, 2004 with pro forma adjustments based on the assumption that the merger and branch acquisitions were both completed on March 31, 2004. The pro forma adjustments are based on the purchase method of accounting. The unaudited Pro Forma Consolidated Combined Statements of Earnings assume that the merger and the branch acquisitions were consummated on January 1 of the earliest indicated period. The adjustments are based on information available and certain assumptions that we believe are reasonable. The adjustments do not include any restructuring costs. The final allocation of the purchase price for GNB Bancshares between shareholders’ equity and goodwill will be determined after the merger is completed and after completion of thorough analyses to determine the fair values of GNB Bancshares’ tangible and identifiable intangible assets and liabilities as of the date the merger is completed. Any change in the fair value of the net assets of GNB Bancshares will change the amount of the purchase price allocable to goodwill. Further, changes such as net income from April 1, 2004 through the date the merger is completed will also change the amount of goodwill recorded. In addition, the final adjustments may be different from the unaudited pro forma adjustments presented in this prospectus.

      The following information should be read in conjunction with and is qualified in its entirety by our consolidated financial statements and accompanying notes and the consolidated financial statements and accompanying notes of GNB Bancshares included with this prospectus.

      The unaudited pro forma consolidated combined financial information is intended for informational purposes and is not necessarily indicative of the future financial position or future operating results of the combined company or of the financial position or operating results of the combined company that would have actually occurred had the merger or the branch acquisitions been in effect as of the date or for the period presented.

UNAUDITED PRO FORMA CONSOLIDATED COMBINED BALANCE SHEET

As of March 31, 2004

	Texas	GNB	Central Bank
	United	Bancshares	Branches	Pro Forma		Pro Forma
	Historical	Historical	Historical	Adjustments		Combined

	(Dollars in thousands)
Assets
Cash and due from banks	$17,572	$10,606	$68,178	$(58,678	)(a)	$37,678
				18,400	(f)
				9,000	(h)
				(9,000	)(h)
				(18,400	)(f)
				9,000	(i)
				(9,000	)(i)
Federal funds sold	1,913	8,995	—	—		10,908

Total cash and cash equivalents	19,485	19,601	68,178	(58,678)		48,586
Available-for-sale securities at fair value	180,318	31,917	—	43,678	(a)	255,913
Loans:
Total loans, net	384,252	159,954	33,348	—		577,554
Loans held for sale	18,495	—	—	—		18,495
Premises and equipment, net	26,397	5,935	792	2,000	(b)	35,124
Accrued interest receivable	2,871	1,246	243	—		4,360
Goodwill	9,528	—	—	25,521	(c)	35,049
Core deposit intangibles	367	—	—	5,860	(d)	6,227
Mortgage servicing rights	4,470	—	—	—		4,470
Other assets	12,537	5,729	—	—		18,266

Total assets	$658,720	$224,382	$102,561	$18,381		$1,004,044

Liabilities and Shareholders’ Equity
Liabilities:
Deposits
Non interest-bearing	$96,457	$50,705	$11,041	$—		$158,203
Interest-bearing	440,292	139,869	91,398	—		671,559

Total deposits	536,749	190,574	102,439	—		829,762
Federal funds purchased	—	—	—	—		—
Other liabilities	7,131	3,224	122	—		10,477
Borrowings	57,837	5,910	—	(15,000	)(a)	48,747
				9,000	(h)
				(9,000	)(i)
Securities sold under repurchase agreements	3,793	—	—	—		3,793
Junior subordinated deferrable interest debentures	12,365	5,155	—	—		17,520

Total liabilities	617,875	204,863	102,561	(15,000)		910,299
Shareholders’ equity:
Common stock	4,023	4,974	—	(4,974	)(e)	7,155
				1,134	(f)
				1,443	(g)
				555	(i)

	Texas	GNB	Central Bank
	United	Bancshares	Branches	Pro Forma		Pro Forma
	Historical	Historical	Historical	Adjustments		Combined

	(Dollars in thousands)
Additional paid-in capital	17,118	4,272	—	18,069	(c)	66,555
				(4,272	)(e)
				17,266	(f)
				24,057	(g)
				8,445	(i)
				(18,400	)(f)
Retained earnings	18,705	16,015	—	(16,015	)(e)	18,705
Accumulated other comprehensive gain	1,116	331	—	—		1,447
Treasury stock	(117)	(6,073)	—	6,073	(e)	(117)

Total shareholders’ equity	40,845	19,519	—	33,381		93,745

Total liabilities and shareholders’ equity	$658,720	$224,382	$102,561	$18,381		$1,004,044

(a)	This adjustment represents use of funds received from the Central Bank branches to increase investment securities and reduce short-term debt.

(b)	This adjustment represents the estimated write-up of premises and equipment to fair value.

(c)	This adjustment represents the amount of goodwill expected to be recorded in the GNB Bancshares and Central Bank branch acquisitions, less amounts allocated to the estimated write up to fair value for premises and equipment and estimated identifiable intangible assets, calculated as follows (in thousands):

Purchase price for GNB Bancshares	$43,900
Purchase price for Central Bank branches	9,000

Total consideration	52,900
Less: GNB Bancshares equity at book value	(19,519)
Estimated fair value adjustment of bank premises	(2,000)
Allocated to core deposit intangible	(5,860)

Total goodwill adjustment	$25,521

(d)	This adjustment represents the recognition of core deposit intangible acquired in the acquisitions with GNB Bancshares and the Central Bank branches.

(e)	This adjustment represents the elimination of equity of GNB Bancshares as a part of the purchase accounting transactions.

(f)	This adjustment represents the issuance of 1,134,402 shares of our common stock to be sold in this offering in the approximate amount necessary to raise the funds to pay $18.4 million in cash to shareholders of GNB Bancshares based on an assumed offering price of $17.47 per share and after deducting the underwriting discounts and other offering expenses attributable to such shares.

(g)	This adjustment represents the issuance of 1,443,451 shares of our common stock to shareholders of GNB Bancshares, assuming an adjusted exchange ratio of 2.19925 based on an assumed 20 trading day average sales price of our common stock for the period ended June 30, 2004 of $17.65 per share.

(h)	This adjustment represents an advance on our line of credit to fund the acquisition of the Central Bank branches.

(i)	This adjustment represents the issuance of 554,871 shares of our common stock to be sold in this offering in the approximate amount necessary to repay the outstanding borrowings under our line of credit which were used to increase the bank’s equity capital to support the additional assets to be acquired from the Central Bank branches based on an assumed offering price of $17.47 per share and after deducting the underwriting discounts and other offering expenses attributable to such shares.

UNAUDITED PRO FORMA CONSOLIDATED

COMBINED STATEMENT OF EARNINGS
For the Three Months Ended March 31, 2004

	Texas	GNB	Central Bank
	United	Bancshares	Branches	Pro Forma		Pro Forma
	Historical	Historical	Historical	Adjustments		Combined

	(In thousands, except per share data)
Interest income:
Loans, including fees	$7,517	$2,916	$627	$—		$11,060
Securities	1,685	276	—	437	(a)	2,398
Federal funds sold and other temporary investments	4	25	—	—		29

Total interest income	9,206	3,217	627	437		13,487
Interest expense:
Deposits	1,789	475	547	—		2,811
Federal funds purchased	14	—	—	—		14
Borrowings	473	69	—	(122	)(b)	420
Junior subordinated deferrable interest debentures	266	128	—	—		394

Total interest expense	2,542	672	547	(122)		3,639

Net interest income	6,664	2,545	80	559		9,848
Provision for loan losses	150	60	47	—		257

Net interest income after provision for loan losses	6,514	2,485	33	559		9,591
Noninterest income:
Service charges	1,597	599	170	—		2,366
Other operating income	2,307	310	14	—		2,631

Total noninterest income	3,904	909	184	—		4,997
Noninterest expense:
Employee compensation and benefits	4,274	1,397	201	—		5,872
Occupancy expense	1,088	307	33	13	(c)	1,441
Other operating expenses	2,788	1,835	155	392	(d)	5,170

Total noninterest expense	8,150	3,539	389	405		12,483

Earnings (loss) before federal income taxes	2,268	(145)	(172)	154		2,105
Provision for federal income taxes	703	(49)	—	52	(e)	706

Net earnings (loss)	$1,565	$(96)	$(172)	$102		$1,399

Basic earnings per share:
Net earnings (loss) per share	$0.39	$(0.15)				$0.20
Average shares outstanding	4,010	648				7,087
Diluted earnings per share:
Net earnings (loss) per share	$0.37	$(0.15)				$0.19
Average shares outstanding	4,193	648				7,270

(a)	This adjustment represents estimated earnings on securities acquired with the funds invested from the Central Bank branch acquisitions.

(b)	This adjustment represents a reduction in interest expenses from the repayment of short-term debt.

(c)	This adjustment represents additional depreciation expense as a result of the write up of premises and equipment to fair value.

(d)	This adjustment represents three months amortization on core deposit intangible of $5.9 million acquired in the acquisitions of GNB Bancshares and the Central Bank branches, which is being amortized over eight years.

(e)	This adjustment represents the federal income tax expense of the pro forma adjustments at the statutory tax rate of 34%.

UNAUDITED PRO FORMA CONSOLIDATED

COMBINED STATEMENT OF EARNINGS
For the Year Ended December 31, 2003

	Texas	GNB	Central Bank
	United	Bancshares	Branches	Pro Forma		Pro Forma
	Historical	Historical	Historical	Adjustments		Combined

	(In thousands, except per share data)
Interest income:
Loans, including fees	$30,295	$11,701	$2,680	$—		$44,676
Securities	6,315	985	—	1,747	(a)	9,047
Federal funds sold and other temporary investments	91	186	—	—		277

Total interest income	36,701	12,872	2,680	1,747		54,000
Interest expense:
Deposits	7,487	2,221	2,323	—		12,031
Federal funds purchased	128	—	—	—		128
Borrowings	2,117	842	—	(487	)(b)	2,472
Junior subordinated deferrable interest debentures	746	—	—	—		746

Total interest expense	10,478	3,063	2,323	(487)		15,377

Net interest income	26,223	9,809	357	2,234		38,623
Provision for loan losses	2,900	435	96	—		3,431

Net interest income after provision for loan losses	23,323	9,374	261	2,234		35,192
Noninterest income:
Service charges	6,753	2,469	768	—		9,990
Other operating income	7,051	1,658	13	—		8,722

Total noninterest income	13,804	4,127	781	—		18,712
Noninterest expense:
Employee compensation and benefits	16,689	5,562	809	—		23,060
Occupancy expense	4,621	1,229	123	50	(c)	6,023
Other operating expenses	8,682	5,143	555	1,466	(d)	15,846

Total noninterest expense	29,992	11,934	1,487	1,516		44,929

Earnings (loss) before federal income taxes	7,135	1,567	(445)	718		8,975
Provision for federal income taxes	1,894	569	—	244	(e)	2,707

Net earnings (loss)	$5,241	$998	$(445)	$474		$6,268

Basic earnings per share:
Net earnings per share	$1.31	$1.61				$0.89
Average shares outstanding	3,984	619				7,061
Diluted earnings per share:
Net earnings per share	$1.26	$1.61				$0.87
Average shares outstanding	4,151	619				7,228

(a)	This adjustment represents estimated earnings on securities acquired with the funds invested from the Central Bank branch acquisitions.

(b)	This adjustment represents a reduction in interest expenses from the repayment of short-term debt.

(c)	This adjustment represents additional depreciation expense as a result of the write up of premises and equipment to fair value.

(d)	This adjustment represents a full year of amortization on core deposit intangible of $5.9 million acquired in the acquisitions with GNB Bancshares and the Central Bank branches, which is being amortized over eight years.

(e)	This adjustment represents the federal income tax expense of the pro forma adjustments at the statutory tax rate of 34%.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

      Management’s Discussion and Analysis of Financial Condition and Results of Operations analyzes the major elements of our balance sheets and statements of earnings. This section should be read in conjunction with our audited consolidated financial statements and related notes as of December 31, 2003 and 2002 and for each of the three years ended in the period December 31, 2003 and our unaudited interim consolidated financial statements and related notes as of March 31, 2004 and for the three months ended March 31, 2004 and 2003 which are attached to this prospectus.

Overview

      We generate the majority of our revenue from interest on loans, service charges on customer accounts and income from investment securities. These revenues are offset by interest expense paid on deposits and other borrowings and noninterest expense such as administrative and occupancy expenses. Net interest income is the difference between interest income on earning assets, such as loans and securities, and interest expense on liabilities, such as deposits and borrowings, which are used to fund those assets. Net interest margin is determined by dividing net interest income by average interest-earning assets. Interest income is our largest source of revenue, representing 70.2% of total revenue for the first quarter of 2004 and 72.7% of total revenue during 2003. The level of interest rates and the volume and mix of earning assets and interest-bearing liabilities impact net interest income and margin. The current low interest rate environment has impacted our net interest margin. As a result, in all periods presented other than the first quarter of 2004, our higher net interest income has been attributable due to an increase in the volume of earning assets. For the first quarter of 2004, our net interest income decreased primarily due to the rates earned on both loans and securities decreasing at a faster rate than interest paid on deposits. In addition, in the fourth quarter of 2003, we sold our credit card portfolio, which typically earned higher rates than our loans and deposits. Our net interest margins were 4.63% and 4.99% for the three months ended March 31, 2004 and 2003, respectively, and 4.83%, 5.04%, and 4.68% for the years ended December 31, 2003, 2002, and 2001, respectively.

      Two principal components of our growth strategy are internal growth and strategic acquisitions. While we did not complete an acquisition or open any additional banking centers during 2003, we acquired The Bryan-College Station Holding Company, Bryan, Texas in 2002, and in February 2004 we completed the acquisition of Community Home Loan, Inc., a mortgage company domiciled in Houston, Texas. As discussed below, in April 2004, we entered into an agreement to acquire GNB Bancshares, Inc., Gainesville, Texas and in May 2004 we entered into an agreement to acquire the Caldwell and Lexington branches of Central Bank, Houston, Texas.

      Net income for the three months ended March 31, 2004 was $1.6 million, an increase of 38.4% compared with net income of $1.1 million for the same period in 2003. The increase in net income was primarily due to higher noninterest income and a lower provision for loan losses, partially offset by increased noninterest expense. Diluted earnings per share for the three months ended March 31, 2004 was $0.37 compared with $0.27 for the same period in 2003. Our annualized return on average assets was 0.97% and 0.79% and our annualized return on average equity was 15.41% and 12.70% for the three months ended March 31, 2004 and 2003, respectively.

      Net income was $5.2 million, $4.3 million and $3.2 million and diluted earnings per common share were $1.26, $1.07 and $0.83 for the years ended December 31, 2003, 2002 and 2001, respectively. The increase in net income in each period was primarily the result of increased volumes in earning assets and noninterest income. We posted returns on average assets of 0.86%, 0.86% and 0.77% and returns on average equity of 14.12%, 13.53% and 12.07% for the years ended December 31, 2003, 2002 and 2001, respectively.

      At March 31, 2004, total assets were $658.7 million compared with $637.7 million at December 31, 2003. The $21.0 million, or 3.3%, increase in total assets over December 31, 2003 was attributable to an increase in net loans and loans held for sale. At March 31, 2004, total loans, including loans held for sale, were $406.8 million compared with $384.3 million at December 31, 2003. Total deposits at March 31, 2004 were $536.7 million compared with $501.1 million at December 31, 2003. The $35.6 million, or 7.1%, increase in deposits over December 31, 2003 is attributed to internal growth. Shareholders’ equity at March 31, 2004 was $40.8 million compared with $38.0 million at December 31, 2003.

      Total assets at December 31, 2003, 2002 and 2001 were $637.7 million, $587.3 million and $453.8 million, respectively. Total loans at December 31, 2003, 2002 and 2001 were $384.3 million, $386.3 million and $274.9 million, respectively. Total loans at December 31, 2003 decreased $2.0 million from their level at December 31, 2002 primarily due to a decrease in loans held for sale. Total deposits at December 31, 2003, 2002 and 2001 were $501.1 million, $452.9 million, and $375.7 million, respectively. Shareholders’ equity at December 31, 2003, 2002 and 2001 was $38.0 million, $35.4 million, and $27.4 million, respectively.

Completed and Pending Acquisitions

      On February 5, 2004, we acquired Community Home Loan, Inc. which operates as a subsidiary of State Bank. Community Home Loan is a mortgage company domiciled in Houston, Texas. Based upon financial information as of December 31, 2003, State Bank acquired $10.9 million in assets and assumed $9.9 million in liabilities. Initial consideration paid was $1.3 million in cash and $200,000 in our common stock (11,765 shares). Additional consideration will be paid annually through 2007 based upon Community Home Loan’s achievement of certain performance objectives. If all objectives are attained, State Bank would pay an additional $1.3 million in cash. We recognized goodwill of $455,000 in connection with this transaction.

      On April 29, 2004, we entered into a definitive agreement to acquire GNB Bancshares, Inc., Gainesville, Texas. Pursuant to the terms of the agreement, in exchange for all of the outstanding shares of GNB capital stock, we will pay $18.4 million in cash and issue approximately 1,415,384 shares of our common stock, subject to adjustment in the event that the 20 day average sales price of our common stock exceeds or falls below certain pre-agreed levels. We plan to operate GNB’s wholly-owned subsidiary bank, GNB Financial, n.a., as a separate bank subsidiary. As of March 31, 2004, on a consolidated basis, GNB had total assets of $224.4 million, total loans of $161.7 million, total deposits of $190.6 million and shareholders’ equity of $19.5 million.

      On May 3, 2004, we entered into a definitive agreement to purchase the loans and premises and assume the deposit liabilities of the Caldwell, Texas and Lexington, Texas branches of Central Bank, Houston, Texas. Under the terms of the agreement, we will pay a premium of 8.0% of total deposits, book value for the loans and $800,000 for the related real property. As of March 31, 2004, deposits at both branches totaled $102.4 million and loans totaled $33.3 million.

Critical Accounting Policies

      Our accounting policies are integral to understanding the results reported. Our accounting policies are described in detail in Note A to our consolidated financial statements included in this prospectus. We believe that of our significant accounting policies, the allowance for loan losses and mortgage servicing rights assets may involve a higher degree of judgment and complexity.

      Allowance for Loan Losses — The allowance for loan losses is a valuation allowance for probable losses inherent in the loan portfolio. Loans are charged to the allowance when the loss is confirmed or when a determination is made that a probable loss has occurred on a specific loan. Recoveries are credited to the allowance at the time of recovery. Throughout the year, management estimates the probable level of losses to determine whether the allowance for credit losses is adequate to absorb losses in the existing portfolio. Based on these estimates, an amount is charged to the provision for loan losses and credited to the allowance for loan losses in order to adjust the allowance to a level determined to be adequate to absorb losses. Management’s judgment as to the level of probable losses on existing loans involves the consideration of current economic conditions and their estimated effects on specific borrowers; an evaluation of the existing relationships among loans, potential loan losses and the present level of the allowance; results of examinations of the loan portfolio by regulatory agencies; management’s internal review of the loan portfolio; and the annual external loan review. In determining the collectibility of certain loans, management also considers the fair value of any underlying collateral. The amount ultimately realized may differ from the carrying value of these assets because of economic, operating or other conditions beyond our control. Please refer to the subsequent discussion of “Allowance for Loan Losses” on page 58 as well as Note A to our consolidated financial statements attached to this prospectus for additional insight into management’s approach and methodology in estimating the allowance for loan losses.

      Mortgage Servicing Rights Assets — Mortgage servicing rights assets are established and accounted for based on discounted cash flow modeling techniques which require management to make estimates regarding the amount and timing of expected future cash flows, including assumptions about loan repayment rates, loan loss experience, and costs to service, as well as discount rates that consider the risk involved. Because the values of these assets are sensitive to changes in assumptions, the valuation of mortgage servicing rights is considered a critical accounting estimate. Please refer to Note A to our consolidated financial statements attached to this prospectus for additional insight into management’s approach in estimating transfers and servicing of financial assets.

Results of Operations

Net Interest Income

      Net interest income represents the amount by which interest income on interest-earning assets, including securities and loans, exceeds interest expense incurred on interest-bearing liabilities, including deposits and other borrowed funds. Net interest income is the principal source of our earnings. Interest rate fluctuations, as well as changes in the amount and type of earning assets and liabilities, combine to affect our net interest income. Changes in the amount and mix of our interest-earning assets and our interest-bearing liabilities are referred to as a “volume change” and changes in yields earned on our interest-earning assets and rates paid on our interest-bearing deposits and other borrowed funds are referred to as a “rate change.”

      March 31, 2004 versus March 31, 2003. For the three months ended March 31, 2004, net interest income, before the provision for loan losses, increased by 6.3% to $6.7 million from $6.3 million for the same period in 2003. The increase was primarily due to the increased volumes in loans and investment securities and the strategic lowering of the cost of funds in relation to the decrease in rates on earning assets. For the three months ended March 31, 2004 and 2003, our net interest margin was 4.63% and 4.99% and our net interest spread was 4.38% and 4.70%, respectively.

      Interest income for the three months ended both March 31, 2004 and 2003 was $9.0 million. As compared with the three months ended March 31, 2003, the average total loan volume for the three months ended March 31, 2004 increased by $13.1 million, or 3.5%, and the average yield on average total loan volume decreased 64 basis points to 7.72%. As compared with the three months ended March 31, 2003, the average total investment volume for the three months ended March 31, 2004 increased by $56.8 million, or 44.2%, and our average yield on average investments decreased by 80 basis points. For the three months ended March 31, 2004 compared with the same period in 2003, our yield on total average earning assets decreased by 95 basis points to 6.40%.

      Interest expense decreased for the three months ended March 31, 2004 by $191,000, or 7.0%, compared with the same period in 2003. As compared with the three month period ended March 31, 2003, average interest-bearing deposit volumes increased by $54.9 million, or 15.0%, while the average rates paid on interest-bearing deposits decreased by 43 basis points to 1.71%.

      2003 versus 2002. Net interest income, before the provision for loan losses, increased from $22.0 million in 2002 to $26.2 million in 2003, a $4.2 million or 19.0% increase. Our net interest margin was 4.83% and 5.04% and our net interest spread was 4.57% and 4.72% for 2003 and 2002, respectively. Due to a lower interest rate environment in 2003, our cost of funds decreased by 51 basis points on a higher volume of deposits and other borrowings. Our yield on average earning assets decreased by 66 basis points on higher volumes of both loans and investment securities.

      2002 versus 2001. Net interest income, before the provision for loan losses, increased from $16.8 million in 2001 to $22.0 million in 2002, a $5.2 million or 30.9% increase. Our net interest margin was 5.04% and 4.68% and the net interest spread was 4.72% and 4.17% for 2002 and 2001, respectively. Due to a lower interest rate environment in 2002, cost of funds decreased by 144 basis points on higher volume. This was partially offset by a decrease in yield on average earning assets of 89 basis points.

      The following tables set forth for the periods indicated an analysis of net interest income by each major category of interest-earning assets and interest-bearing liabilities, the average amounts outstanding and the interest earned or paid on such amounts. The tables also set forth the average rate earned on total interest-earning assets, the average rate paid on total interest-bearing liabilities and the net interest margin on average total interest-earning assets for the same periods. All average balances are daily average balances and nonaccruing loans have been included in the table as loans carrying a zero yield.

	For the Three Months Ended March 31,

	2004			2003

	Average	Interest	Average	Average	Interest	Average
	Outstanding	Earned/	Yield/	Outstanding	Earned/	Yield/
	Balance	Paid	Rate (1)	Balance	Paid	Rate (1)

	(Dollars in thousands)
Assets
Interest-earning assets:
Loans	$391,820	$7,517	7.72%	$378,671	$7,580	8.12%
Taxable securities	176,593	1,587	3.61	115,105	1,264	4.45
Non-taxable securities	8,815	98	4.47	13,504	151	4.53
Federal funds sold	1,502	4	1.07	1,917	9	1.90

Total interest-earning assets	578,730	9,206	6.40	509,197	9,004	7.17

Less allowance for loan losses	3,894			3,593

Total interest-earning assets, net of allowance	574,836			505,604
Noninterest-earning assets	75,774			75,683

Total assets	$650,610			$581,287

Liabilities and Shareholders’ Equity
Interest-bearing liabilities:
Interest-bearing demand deposits	$151,712	$441	1.17%	$120,205	$325	1.10%
Savings and money market accounts	87,184	237	1.09	64,742	180	1.13
Time deposits	182,444	1,111	2.45	181,512	1,428	3.19
Federal funds purchased	5,195	14	1.08	9,668	40	1.68
Junior subordinated deferrable interest debentures	12,365	266	8.65	7,000	183	10.60
Other borrowings	67,786	473	2.81	62,002	490	3.21
Subordinated notes and debentures	—	—	—	3,241	87	10.89

Total interest-bearing liabilities	506,686	2,542	2.02	448,370	2,733	2.47

Noninterest-bearing liabilities:
Demand deposits	95,980			89,557
Other liabilities	7,099			7,232

Total liabilities	609,765			545,159
Shareholders’ equity	40,845			36,128

Total liabilities and shareholders’
equity	$650,610			$581,287

Net interest income		$6,664			$6,271

Net interest spread			4.38%			4.70%
Net interest margin			4.63%			4.99%

(1)	Annualized.

	For the Years Ended December 31,

	2003			2002			2001

	Average	Interest	Average	Average	Interest	Average	Average	Interest	Average
	Outstanding	Earned/	Yield/	Outstanding	Earned/	Yield/	Outstanding	Earned/	Yield/
	Balance	Paid	Rate	Balance	Paid	Rate	Balance	Paid	Rate

	(Dollars in thousands)
Assets
Interest-earning assets:
Loans	$376,988	$30,295	8.04%	$319,452	$26,569	8.32%	$264,129	$24,486	9.27%
Taxable securities	153,624	5,866	3.82	95,629	5,027	5.26	60,428	3,895	6.45
Non-taxable securities	11,891	532	4.47	18,903	759	4.02	27,441	1,154	4.21
Federal funds sold	734	8	1.09	2,974	51	1.71	7,847	359	4.57

Total interest-earning assets	543,237	36,701	6.76	436,958	32,406	7.42	359,845	29,894	8.31

Less allowance for loan losses	3,631			2,759			1,697

Total interest-earning assets, net of allowance	539,606			434,199			358,148
Noninterest-earning assets	72,039			63,339			57,997

Total assets	$611,645			$497,538			$416,145

Liabilities and Shareholders’ Equity
Interest-bearing liabilities:
Interest-bearing demand deposits	$125,622	$1,313	1.05%	$105,237	$1,564	1.49%	$82,422	$1,943	2.36%
Savings and money market accounts	79,216	855	1.08	61,788	909	1.47	51,753	1,348	2.60
Time deposits	190,175	5,318	2.80	167,293	5,584	3.34	155,418	8,192	5.27
Federal funds purchased	8,167	128	1.57	15,000	330	2.20	7,666	235	3.07
Junior subordinated deferrable interest debentures	7,164	746	10.41	7,000	742	10.60	7,000	792	11.31
Other borrowings	66,960	2,031	3.03	26,939	1,063	3.95	11,676	554	4.74
Subordinated notes and debentures	757	87	11.49	1,574	181	11.50	—	—	—

Total interest-bearing liabilities	478,061	10,478	2.19	384,831	10,373	2.70	315,935	13,064	4.14

Noninterest-bearing liabilities:
Demand deposits	89,695			75,322			67,611
Other liabilities	6,777			5,775			5,887

Total liabilities	574,533			465,928			389,433
Shareholders’ equity	37,112			31,610			26,712

Total liabilities and shareholders’ equity	$611,645			$497,538			$416,145

Net interest income		$26,223			$22,033			$16,830

Net interest spread			4.57%			4.72%			4.17%
Net interest margin			4.83%			5.04%			4.68%

      The following tables present information regarding the dollar amount of changes in interest income and interest expense for the periods indicated for the major components of interest-earning assets and interest-bearing liabilities and distinguishes between the increase (decrease) attributable to changes in volume and changes in interest rates. For purposes of these tables, changes attributable to both rate and volume have been allocated proportionately to the change due to volume and rate.

	For the Three Months Ended
	March 31, 2004 compared with
	the Three Months Ended March 31, 2003

	Increase (Decrease)
	Due to Change in

	Volume	Rate	Total

	(Dollars in thousands)
Interest-earning assets:
Loans	$263	$(326)	$(63)
Securities	625	(355)	270
Federal funds sold	(2)	(3)	(5)

Total increase (decrease) in interest income	886	(684)	202
Interest-bearing liabilities:
Interest-bearing demand deposits	85	31	116
Savings and money market accounts	62	(5)	57
Time deposits	7	(324)	(317)
Federal funds purchased	(18)	(8)	(26)
Junior subordinated deferrable interest debentures	140	(57)	83
Other borrowings	46	(63)	(17)
Subordinated notes and debentures	(87)	—	(87)

Total increase (decrease) in interest expense	235	(426)	(191)

Increase (decrease) in net interest income	$651	$(258)	$393

	For the Years Ended December 31,

	2003 vs. 2002			2002 vs. 2001

	Increase			Increase
	(Decrease) Due to			(Decrease) Due to
	Change in			Change in

	Volume	Rate	Total	Volume	Rate	Total

	(Dollars in thousands)
Interest-earning assets:
Loans	$4,785	$(1,059)	$3,726	$5,129	$(3,046)	$2,083
Securities	2,575	(1,963)	612	1,532	(795)	737
Federal funds sold	(38)	(5)	(43)	(223)	(85)	(308)

Total increase (decrease) in interest income	7,322	(3,027)	4,295	6,438	(3,926)	2,512
Interest-bearing liabilities:
Interest-bearing demand deposits	303	(554)	(251)	538	(917)	(379)
Savings and money market accounts	256	(310)	(54)	261	(700)	(439)
Time deposits	764	(1,030)	(266)	626	(3,234)	(2,608)
Federal funds purchased	(150)	(52)	(202)	225	(130)	95
Junior subordinated deferrable interest debentures	17	(13)	4	—	(50)	(50)
Other borrowings	1,579	(611)	968	724	(215)	509
Subordinated notes and debentures	(94)	—	(94)	—	181	181

Total increase (decrease) in interest expense	2,675	(2,570)	105	2,374	(5,065)	(2,691)

Increase (decrease) in net interest income	$4,647	$(457)	$4,190	$4,064	$1,139	$5,203

Provision for Loan Losses

      Provisions for loan losses are charged to income to bring the total allowance for loan losses to a level deemed appropriate by our management based on such factors as the volume and type of lending we conducted, the amount of nonperforming loans and related collateral security, the present level of the allowance for loan losses, the results of recent regulatory examinations, generally accepted accounting principles, general economic conditions and other factors related to the collectibility of loans in our portfolio. For the three months ended March 31, 2004, our provision decreased by $650,000, or 81.3%, to $150,000 from $800,000 for the same period in 2003. At March 31, 2004, we had net recoveries of $50,000 compared with net charge-offs of $500,000 for the same period in 2003. The decrease in net charge-offs was primarily due to a decrease in our consumer loans in connection with the sale of our credit card portfolio in the fourth quarter of 2003 and a decrease in charge-offs of commercial loans. Credit card loans generally carry more risk and have historically resulted in larger aggregate charge-offs.

      For the years ended December 31, 2003, 2002 and 2001, we recorded provisions for loan losses of $2.9 million, $1.9 million and $925,000, respectively. We increased our provisions made in 2003 by $1.0 million primarily due to growth in the loan portfolio, our management’s perception of a weaker central Texas economy and a $1.2 million increase in net charge-offs in 2003 compared with 2002. We increased our provisions in 2002 primarily due to growth in the loan portfolio, our management’s perception of a weaker central Texas economy and a $337,000 increase in net charge-offs in 2002 compared with 2001.

Noninterest Income

      Our primary sources of recurring noninterest income are service charges and fee income on deposit accounts and mortgage servicing income. We also have nonrecurring sources of income derived from net gains on the sale of securities.

      Noninterest income for the three months ended March 31, 2004 was $3.9 million, an increase of $324,000, or 9.1%, compared with noninterest income of $3.6 million for the same period in 2003. The increase was primarily due to gains on the sale of mortgage loans generated by Community Home Loan, which we acquired in February 2004, partially offset by reduced mortgage servicing revenue. Like Community Home Loan, we also collect mortgage fees on our loans held for sale, which we include in interest income on loans rather than in noninterest income. The fees we collected totaled $3.5 million for the year ended December 31, 2003.

      Noninterest income for the year ended December 31, 2003 was $13.8 million, an increase of $2.1 million, or 18.3%, from $11.7 million in 2002. The increase was primarily due to an increase in fees resulting from a larger deposit base over which fees were collected, partially offset by a decrease in mortgage servicing income and a decrease in net gains on the sale of securities. For the year ended December 31, 2003, mortgage servicing revenue was $2.2 million, a decrease of $112,000, or 4.7% from $2.4 million in 2002. We added approximately $108.8 million in the servicing portfolio as a result of selling mortgage loans where servicing was retained. Although we increased our mortgage servicing portfolio during 2003, mortgage servicing revenue was down from 2002 due to a lower rate environment and the inclusion of excess servicing revenue in loan servicing fees rather than in mortgage servicing revenue as we had in 2002. Net gains on the sale of securities for the year ended December 31, 2003 was $1.2 million, a decrease of $213,000, or 14.6%, from $1.5 million in 2002. The net gains on the sale of securities are primarily due to the repositioning of the investment portfolio to shorten the duration and take advantage of holding gains.

      Noninterest income was $11.7 million for the year ended December 31, 2002 compared with $7.9 million for the year ended December 31, 2001, an increase of $3.8 million, or 48.4%, which also resulted from a larger deposit base and net gain on the sale of securities. For the year ended December 31, 2002, mortgage servicing income was $2.4 million, an increase of $1.4 million, or 135.4%, from $1.0 million in 2001. We added approximately $54.2 million in the servicing portfolio through the sale of mortgage loans where servicing is retained.

      The following table presents, for the periods indicated, the major categories of noninterest income:

	For the Three
	Months Ended
	March 31,		For the Years Ended December 31,

	2004	2003	2003	2002	2001

	(Dollars in thousands)
Service charges on deposit accounts	$1,597	$1,609	$6,753	$5,826	$4,555
Mortgage servicing revenue	208	1,019	2,247	2,359	1,002
Net gain on sale of securities	77	231	1,244	1,457	340
Net gain on sale of loans	293	135	1,112	142	242
Mortgage gains on CHL loans held for sale	1,238	—	—	—	—
Other noninterest income	491	586	2,448	1,887	1,726

Total noninterest income	$3,904	$3,580	$13,804	$11,671	$7,865

Noninterest Expense

      For the three months ended March 31, 2004, noninterest expense increased by $660,000, or 8.8%, to $8.2 million compared with the same period in 2003. The increase in noninterest expense was primarily due to additional employee compensation and benefits and other operating expenses related to the Community Home Loan acquisition and increased occupancy, data processing and technology costs. In addition, in the first quarter of 2003, there was an impairment charge of $800,000 related to mortgage servicing rights, which did not recur in the comparable period in 2004. This decrease partially offset the increases in the other expenses discussed above.

      For the years ended December 31, 2003, 2002 and 2001, noninterest expense totaled $30.0 million, $25.9 million and $19.8 million, respectively. The 15.9% increase in 2003 was primarily the result of start-up costs associated with new lending programs, the loss associated with the sale of our subsidiary,

Third Coast Wealth Advisors, a fee-based investment advisory company, and the full year effect of employee compensation and benefits and non-staff expenses related to the Bryan-College Station acquisition. In addition, based upon an independent valuation of the mortgage servicing rights, we recorded income in the form of a reversal of all of the impairment reserve recorded during 2003, plus $183,000 of the impairment reserve recorded in 2002 which was included as a reduction in mortgage servicing expense. We had a remaining impairment allowance of $263,000 recorded against our mortgage servicing rights at December 31, 2003. The impairment of mortgage servicing rights is due to the decline in mortgage interest rates to historically low levels, which resulted in an increase in prepayments of mortgages which we serviced and led to increased loan refinancing and new loan activity.

      The 31.0% increase in noninterest expense in 2002 compared with 2001 was primarily the result of the start-up costs associated with new lending programs, the opening of our trust department, conversion costs and enhancements to our data processing system, an impairment charge to mortgage serving rights, increased marketing costs and expenses related to the Bryan-College Station acquisition.

      The efficiency ratio is a supplemental financial measure utilized in our management’s internal evaluation of our performance and is not defined under generally accepted accounting principles. The efficiency ratio is calculated by dividing total noninterest expense, excluding securities losses, by net interest income plus noninterest income, excluding securities gains. Taxes are not part of this calculation. An increase in the efficiency ratio indicates that more resources are being utilized to generate the same volume of income, while a decrease would indicate a more efficient allocation of resources. Our efficiency ratio for the three months ended March 31, 2004 and 2003 on an annualized basis was 77.69% and 77.86%, respectively, and for the years ended December 31, 2003, 2002 and 2001 was 77.33%, 80.28% and 81.14%, respectively.

      The following table presents, for the periods indicated, the major categories of noninterest expense:

	For the Three
	Months Ended
	March 31,		For the Years Ended December 31,

	2004	2003	2003	2002	2001

	(Dollars in thousands)
Employee compensation and benefits	$4,274	$3,456	$16,689	$12,602	$9,877
Non-staff expenses:
Net occupancy expense	583	330	1,868	1,744	1,063
Depreciation and amortization	750	791	2,295	1,621	1,330
Legal and professional fees	357	237	544	330	393
Data processing	312	237	1,045	1,041	377
Goodwill amortization	—	—	—	—	508
Advertising	83	136	610	1,159	500
Mortgage servicing expense	213	1,001	620	831	120
Other	1,578	1,302	6,321	6,560	5,593

Total non-staff expenses	3,876	4,034	13,303	13,286	9,884

Total noninterest expenses	$8,150	$7,490	$29,992	$25,888	$19,761

      Employee compensation and benefits expense represented 52.4% of total noninterest expense for the three months ended March 31, 2004. Employee compensation and benefits expense for the three months ended March 31, 2004 and 2003 was $4.3 million and $3.5 million, respectively, an increase of $818,000 or 23.7%. This increase was primarily due to costs associated with the additional staff acquired to meet loan growth and additional staff acquired with the Community Home Loan acquisition. Total full-time equivalent employees at March 31, 2004 and 2003 were 369 and 316, respectively.

      Employee compensation and benefits expense for the year ended December 31, 2003 was $16.7 million, an increase of $4.1 million, or 32.4%, over the $12.6 million for 2002. The increase was primarily due to the staffing of new business lines, the addition of commercial and mortgage lenders, the full year effect of our acquisition of Bryan-College Station and the opening of the Liberty Hill banking center in December 2002. Employee compensation and benefits expense for the year ended December 31, 2002 was $12.6 million, an increase of $2.7 million, or 27.6%, over the $9.9 million for 2001. The increase was due primarily to the opening of banking centers in Austin and Lexington, Texas and the full year effect from the banking centers that were acquired or opened during 2001. The number of full-time equivalent employees was 313 at December 31, 2003 compared with 315 at December 31, 2002, a decrease of 0.06% primarily due to the employees who were hired by the purchasers in connection with the sale of our trust department and Third Coast. The number of full time equivalent employees was 233 at December 31, 2001.

      Non-staff expenses for the three months ended March 31, 2004 decreased by $158,000, or 3.9%, to $3.9 million compared with $4.0 million for the same period in 2003. The decrease was primarily attributable to lower mortgage servicing expenses partially offset by higher occupancy expense, professional fees, the upgrade of technology systems, the inclusion of the Community Home Loan acquisition and other operating system improvements.

      Non-staff expenses for each of the years ended December 31, 2003 and 2002 were $13.3 million. Non-staff expenses for the year ended December 31, 2002 increased $3.4 million, or 34.4%, over $9.9 million for 2001. The increase in 2001 was primarily due to acquisitions, opening new banking centers and our trust department, and increased marketing and data processing costs as discussed above. We transferred our trust assets at par to a third party in May 2003 and no longer provide trust services.

      The State of Texas imposes a franchise tax. The franchise tax due is computed based on the greater of net taxable capital or net taxable earned surplus. In each year, our franchise tax was paid based upon net taxable capital. Total franchise tax expense, which was included as part of other noninterest expense, was $9,000 for the three months ended March 31, 2004, was $31,000 in 2003, $27,800 in 2002, and $42,000 in 2001.

Income Taxes

      Federal income tax is reported as income tax expense and is influenced by the amount of taxable income, tax-exempt income, nondeductible interest expense and other non-deductible expense. Income tax expense was $703,000 and $430,000 for the three months ended March 31, 2004 and 2003, respectively. The increase was primarily due to a decrease in our income from tax-exempt obligations in 2003. Income tax expense increased approximately $256,000 to $1.9 million for the year ended December 31, 2003 from $1.6 million for 2002. The increase was primarily attributable to increased taxable income derived from service fees and mortgage servicing rights, and decreased tax-exempt income from municipal securities. Income tax expense in 2001 was $785,000. Our effective tax rates in 2003, 2002 and 2001 were 26.5%, 27.7%, and 19.6%, respectively. Fluctuations in the effective tax rate are primarily due to changes in the amount of tax-exempt income.

      Since our total assets exceeded $500 million as of December 31, 2002, we were considered a “large” bank for federal income tax purposes. As a result, we were required to change our method for determining the tax allowance for loan losses from the experience method to the direct write-off method. As a result of this change, we were required to recognize income on the current allowance for loan losses for tax purposes. Under the current federal tax law, we will be allowed to recognize the income incrementally over a four-year period. This has no effect on income tax rate or expense.

Goodwill Amortization

      In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 141, Business Combinations, (SFAS No. 141) and SFAS No. 142, Goodwill and Other Intangible Assets (SFAS No. 142). SFAS No. 141 requires that the purchase method of accounting be used for all future business combinations. SFAS No. 141 specifies criteria that intangible assets acquired in a business combination must meet to be recognized and reported separately from goodwill. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values and reviewed for impairment in accordance with SFAS No. 121 and subsequently, SFAS No. 144.

      The provisions of SFAS No. 141 became effective as of July 1, 2001, and we adopted the provisions of SFAS No. 142 as of January 1, 2002. As of the date of adoption of SFAS No. 142, we had goodwill of approximately $6.9 million. No impairment was noted at the date of adoption of SFAS No. 142 or at any subsequent annual evaluation date. Amortization expense related to goodwill was $0, $0 and $508,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

Financial Condition

Loan Portfolio

      We provide a broad range of commercial, real estate and consumer loan products to small and medium-sized businesses and individuals. Total loans increased by $22.5 million, or 5.9%, from $384.3 million at December 31, 2003 to $406.8 million at March 31, 2004. The increase is primarily attributable to an increase in commercial real estate loans and real estate loans held for sale. Total loans were $384.3 million at December 31, 2003, a decrease of $2.0 million, or 0.5%, from $386.3 million at December 31, 2002, primarily due to a $29.9 million decrease in loans held for sale. Loans, other than loans held for sale, increased by $27.9 million at December 31, 2003 compared with December 31, 2002. Loan growth occurred primarily in commercial mortgage loans, which increased $53.0 million in 2003 compared with 2002. During 2003, we added four new commercial lenders, which attributed to this increase. Loans comprised 70.7% of average earning assets at December 31, 2003 compared with 88.4% at December 31, 2002. The average yield decreased 0.28% to 8.04% at December 31, 2003 compared with 8.32% at December 31, 2002.

      Total loans increased by $111.4 million, or 40.5%, to $386.3 million at December 31, 2002 from $274.9 million at December 31, 2001. We acquired $57.3 million in loans in connection with the Bryan-College Station acquisition in 2002. This represents 51.9% of the total loan growth from 2002 compared with 2001. The average yield decreased 0.95% to 8.32% at December 31, 2002 compared with 9.27% at December 31, 2001.

      The following tables summarize our loan portfolio by type of loan as of the dates indicated:

			As of December 31,

	As of March 31, 2004		2003		2002

	Amount	Percent	Amount	Percent	Amount	Percent

	(Dollars in thousands)
Commercial and industrial	$67,548	16.6%	$63,793	16.6%	$62,391	16.2%
Real estate:
1-4 family residential	137,908	33.9	140,020	36.4	149,471	38.7
Commercial mortgages	123,023	30.2	115,033	29.9	62,014	16.0
Held for sale	18,495	4.5	3,810	1.0	33,674	8.7
Other	9,210	2.3	8,488	2.2	18,269	4.7
Consumer and other, net	50,656	12.5	53,187	13.9	60,496	15.7

Total loans	$406,840	100.0%	$384,331	100.0%	$386,315	100.0%

Allowance for loan losses	4,093		3,893		3,296

Net loans	$402,747		$380,438		$383,019

	As of December 31,

	2001		2000		1999

	Amount	Percent	Amount	Percent	Amount	Percent

	(Dollars in thousands)
Commercial and industrial	$53,401	19.4%	$49,955	20.8%	$32,165	18.5%
Real estate:
1-4 family residential	114,663	41.7	78,404	32.7	51,786	29.8
Commercial mortgages	35,886	13.1	31,753	13.3	25,018	14.4
Held for sale	817	0.3	3,669	1.5	3,587	2.1
Other	23,970	8.7	28,642	12.0	18,449	10.6
Consumer and other, net	46,208	16.8	47,218	19.7	42,792	24.6

Total loans	$274,945	100.0%	$239,641	100.0%	$173,797	100.0%

Allowance for loan losses	1,754		1,590		1,737

Net loans	$273,191		$238,051		$172,060

      Our primary lending focus is on 1-4 family residential mortgage loans to individuals and loans to small and medium-sized businesses. We offer business loans, commercial loans, real estate loans, equipment loans, working capital loans, term loans, revolving lines of credit and letters of credit. Most commercial loans are collateralized and on payment programs. The purpose of a particular loan generally determines its structure. In almost all cases, we require personal guarantees on commercial loans to help assure repayment.

      Our commercial loans are primarily made within our market areas and are underwritten on the basis of the borrower’s ability to service the debt from income. At March 31, 2004, we had $67.5 million in commercial business loans, which represented 16.6% of our total loans.

      In addition to commercial loans, we make commercial mortgage loans to finance the purchase of real property, which generally consists of real estate with completed structures. At March 31, 2004, we had $123.0 million in commercial mortgage loans, which represented 30.2% of our total loans.

      For individual customers, we offer a variety of mortgage loan products which generally are amortized over five to 25 years. Our consumer mortgage portfolio was $137.9 million at March 31, 2004, which represented 33.9% of our total loans.

      We also make loans to finance the construction of residential and, to a limited extent, nonresidential properties. At March 31, 2004, we had $62.0 million in construction loans, which are included in our 1-4 family residential mortgage portfolio. Approximately $30.2 million in construction loans at March 31, 2004 were loans to local builders and individuals to finance residential construction. These loans are included in our 1-4 family residential loan portfolio. Approximately $20.0 million of the remaining construction loans at March 31, 2004 were to finance residential lots and land for development into residential lots to individuals and local builders. The remainder of the construction loans at March 31, 2004 were owner occupied commercial real estate.

      We also offer various types of secured and unsecured consumer loans. These loans are offered as a convenience to our customer base. At March 31, 2004, we had $50.7 million in consumer loans, which represented 12.5% of our total loans.

      The contractual maturity ranges of each of the primary categories of our loan portfolio and the amount of such loans with predetermined interest rates and floating interest rates in each maturity range as of March 31, 2004 and December 31, 2003 are summarized in the following tables:

	As of March 31, 2004

		After One
	One Year	Through
	or Less	Five Years	After Five Years	Total

	(Dollars in thousands)
Commercial and industrial	$49,793	$10,168	$7,587	$67,548
Real estate	165,038	95,272	28,326	288,636
Consumer	21,414	28,415	827	50,656

Total	$236,245	$133,855	$36,740	$406,840

Loans with a predetermined interest rate	$58,682	$66,507	$35,902	$161,091
Loans with a floating interest rate	177,563	67,348	838	245,749

Total	$236,245	$133,855	$36,740	$406,840

	As of December 31, 2003

		After One
	One Year	Through
	or Less	Five Years	After Five Years	Total

	(Dollars in thousands)
Commercial and industrial	$52,897	$10,600	$296	$63,793
Real estate	138,086	94,887	34,378	267,351
Consumer	24,116	28,234	837	53,187

Total	$215,099	$133,721	$35,511	$384,331

Loans with a predetermined interest rate	$59,685	$66,399	$34,846	$160,930
Loans with a floating interest rate	155,414	67,322	665	223,401

Total	$215,099	$133,721	$35,511	$384,331

Nonperforming Assets

      We have several procedures in place to assist us in maintaining the overall quality of our loan portfolio. We have established underwriting guidelines to be followed by our officers and we also monitor our delinquency levels for any negative or adverse trends and particularly monitor credits that have a total exposure of $75,000 or more. We cannot assure you, however, that our loan portfolio will not become subject to increasing pressures from deteriorating borrower credit due to general economic or other conditions.

      Nonperforming assets were $2.4 million at March 31, 2004. Nonperforming assets were $2.3 million at December 31, 2003 compared with $2.0 million at December 31, 2002, an increase of $236,000, or 11.7%. The increase was primarily attributable to, in management’s view, a weaker central Texas economy. Nonperforming assets were $2.0 million at December 31, 2002 compared with $562,000 at December 31, 2001, an increase of $1.5 million, or 260.3%. The increase was primarily due to the $739,000 nonperforming assets acquired from Bryan-College Station and, in management’s view, a weaker central Texas economy. The ratio of nonperforming assets to total loans and other real estate was 0.59%, 0.59%, 0.52% and 0.20% at March 31, 2004 and December 31, 2003, 2002 and 2001, respectively.

      We generally place a loan on nonaccrual status and cease to accrue interest when loan payment performance is deemed unsatisfactory. Loans where the interest payments jeopardize the collection of principal are placed on nonaccrual status, unless the loan is both well-secured and in the process of collection. Cash payments received while a loan is classified as nonaccrual are recorded as a reduction of principal as long as doubt exists as to collection. While we are sometimes required to revise a loan’s interest rate or repayment terms in a troubled debt restructuring, we had no restructured loans at March 31, 2004 or December 31, 2003, 2002 and 2001. In addition to an internal loan review, we retain an unrelated third party to conduct an annual external review to evaluate the loan portfolio.

      We maintain current appraisals on loans secured by real estate, particularly those categorized as nonperforming loans and potential problem loans. In instances where updated appraisals reflect reduced collateral values, we evaluate the borrower’s overall financial condition to determine the need, if any, for possible writedowns or appropriate additions to the allowance for loan losses. We record other real estate at the lower of book value or fair value at the time of acquisition, less estimated costs to sell.

      We account for impaired loans under SFAS No. 114, Accounting by Creditors for Impairment of a Loan, as amended by SFAS No. 118, Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosures. Under SFAS No. 114, as amended, a loan is considered impaired based on current information and events if it is probable that we will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. The measurement of impaired loans is based on the present value of expected future cash flows discounted at the loan’s effective interest rate or the loan’s observable market price or based on the fair value of the collateral if the loan is collateral-dependent.

      The following table sets forth information regarding past due loans and nonperforming assets as of the dates indicated:

	As of	As of December 31,
	March 31,
	2004	2003	2002	2001	2000	1999

	(Dollars in thousands)
Nonaccrual loans	$1,349	$1,255	$709	$380	$680	$656
Accruing loans past due 90 days or more	724	733	960	144	334	301
Restructured loans	—	—	—	—	—	—
Other real estate	333	273	356	38	188	321

Total nonperforming assets	$2,406	$2,261	$2,025	$562	$1,202	$1,278

Nonperforming assets to total loans and other real estate	0.59%	0.59%	0.52%	0.20%	0.50%	0.74%

      At March 31, 2004 and December 31, 2003, loans totaling $3.2 million and $3.9 million, respectively, were classified as potential problem loans that are not reported in the table above. We classify these loans as substandard. These loans are subject to management attention and their classification is reviewed on a quarterly basis. Interest on nonperforming loans that would have been accrued under the original loan agreements was $63,000 and $37,000 at March 31, 2004 and December 31, 2003, respectively.

Allowance for Loan Losses

      In originating loans, we recognize that loan losses will be experienced and the risk of loss will vary with, among other things, general economic conditions, the type of loan being made, the creditworthiness of the borrower over the term of the loan and, in the case of a collateralized loan, the quality of the collateral for such loan. Our management has established an allowance for loan losses which it believes is adequate to cover probable losses inherent in our loan portfolio. Loans are charged off against our allowance for loan losses when the loans are deemed to be uncollectible. Although we believe our allowance for loan losses is adequate to cover probable losses inherent in our loan portfolio, the amount of our allowance is based upon the judgment of our management and future adjustments may be necessary if economic or other conditions differ from the assumptions used by our management in making the determinations.

      Based on an evaluation of the loan portfolio, our management presents a quarterly review of the allowance for loan losses to our board of directors, indicating any change in the allowance since the last review and any recommendations as to adjustments in the allowance. In making its evaluation, our management considers the diversification by industry of our commercial loan portfolio, the effect of changes in the local real estate market on collateral values, the results of recent regulatory examinations, the effects on the loan portfolio of current economic indicators and their probable impact on borrowers, the amount of charge-offs for the period, the amount of nonperforming loans and related collateral security, the present level of the allowance for loan losses and the evaluation of our loan portfolio by the annual external loan review.

      We utilize a model to determine the specific and general portions of the allowance for loan losses. Through the loan review process, our management assigns one of four loan grades to each loan, according to payment history, collateral values and financial condition of the borrower. The loan grades aid our management in monitoring the overall quality of our loan portfolio. Specific reserves are allocated for loans assigned to a grade of “watch” or below, meaning that our management has determined that deterioration in a loan has occurred. The percentage of the specific allocation for each loan is based on the risk elements attributable to that particular loan. In addition, a general allocation is made for all loans in an amount determined based on general economic conditions, historical loan loss experience, loan growth within a category, amount of past due loans and peer averages. Our management maintains the allowance based on the amounts determined using the procedures set forth above.

      Loans internally categorized as “watch” list loans show warning elements where the present status portrays one or more deficiencies that require attention in the short-term or where pertinent ratios of the loan account have weakened to a point where more frequent monitoring is warranted. These loans do not have all of the characteristics of a classified loan (substandard or doubtful) but do show weakened elements as compared with those of a satisfactory credit. We review these loans to assist in assessing the adequacy of the allowance for loan losses. At March 31, 2004 and December 31, 2003, 2002 and 2001, we had $3.2 million, $3.9 million, $6.6 million, and $5.1 million of watch list loans, respectively.

      Loans internally classified as “substandard” or in the more severe categories of “doubtful” or “loss” are those loans that at a minimum have clear and defined weaknesses such as a highly-leveraged position, unfavorable financial ratios, uncertain repayment sources or poor financial condition which may jeopardize recoverability of the debt. At March 31, 2004, we had $4.5 million in loans classified as substandard, or 1.11% of our total loans. At December 31, 2003, we had $5.1 million in loans classified as substandard, or 1.33% of our total loans, compared with $4.5 million, or 1.16% of our total loans, at December 31, 2002. At December 31, 2001, we had $3.6 million in loans classified as substandard, or 1.31% of our total loans. The increase in 2003 is primarily attributed to a slight deterioration in the consumer loan portfolio due to general economic conditions in the central Texas area. At March 31, 2004 and December 31, 2003, we had no loans classified as doubtful or loss.

      Our management actively monitors our asset quality and provides specific loss allowances when necessary. Loans are charged-off against the allowance for loan losses when appropriate. Although our management believes it uses the best information available to make determinations with respect to the allowance for loan losses, future adjustments may be necessary if economic conditions differ from the assumptions used in making the determinations.

      At March 31, 2004 and December 31, 2003, the allowance for loan losses aggregated $4.1 million and $3.9 million, respectively, or 1.01% of our total loans for both periods. For the three months ended March 31, 2004, net recoveries were $50,000 compared with net charge-offs of $2.3 million for the year ended December 31, 2003. At March 31, 2004, the allowance for loan losses as a percentage of nonperforming loans was 197.44% compared with 195.82% at December 31, 2003.

      At December 31, 2003, our allowance for loan losses was $3.9 million, or 1.01% of our total loans. For the year ended December 31, 2003, net charge-offs totaled $2.3 million, or 0.61% of average loans outstanding for the period, compared with $1.1 million in net charge-offs, or 0.34% of average loans for the year ended December 31, 2002. During 2003, we recorded a provision for loan losses of $2.9 million compared with $1.9 million for 2002. The increase in the provision for 2003 is primarily due to growth in the loan portfolio, management’s perception of a weaker economy in central Texas and the increase of $1.2 million in net charge-offs in 2003 compared with 2002. We made a provision for loan losses of $925,000 for 2001. At December 31, 2002, the allowance for loan losses totaled $3.3 million, or 0.85% of total loans. At December 31, 2001, the allowance for loan losses totaled $1.8 million, or 0.63% of total loans.

      The following table presents, for the periods indicated, an analysis of the allowance for loan losses and other related data:

	As of and
	For the
	Three
	Months
	Ended	As of and For the Years Ended December 31,
	March 31,
	2004	2003	2002	2001	2000	1999

	(Dollars in thousands)
Average loans outstanding	$391,820	$376,988	$319,452	$264,129	$204,058	$140,025

Gross loans outstanding at end of period	$406,840	$384,331	$386,315	$274,945	$239,641	$173,797

Allowance for loan losses at beginning of period	$3,893	$3,296	$1,754	$1,590	$1,737	$1,278
Provision for loan losses	150	2,900	1,900	925	293	188
Balance acquired from mergers	—	—	740	—	—	492
Charge-offs:
Commercial and industrial	—	(916)	(401)	(389)	(452)	(351)
Real estate	(46)	(321)	(117)	(37)	(41)	(59)
Consumer	(173)	(2,001)	(1,528)	(881)	(1,145)	(361)
Other	(25)	—	(6)	(76)	—	(26)

Total charge-offs	(244)	(3,238)	(2,052)	(1,383)	(1,638)	(797)
Recoveries:
Commercial and industrial	88	153	261	153	364	218
Real estate	3	82	36	23	173	37
Consumer	202	683	603	434	622	221
Other	1	17	54	12	39	100

Total recoveries	294	935	954	622	1,198	576

Net recoveries (charge-offs)	50	(2,303)	(1,098)	(761)	(440)	(221)

Allowance for loan losses at end of period	$4,093	$3,893	$3,296	$1,754	$1,590	$1,737

Ratio of allowance for loan losses to end of period loans	1.01%	1.01%	0.85%	0.64%	0.66%	1.00%
Ratio of net (recoveries) charge-offs to average loans	(0.01)%	0.61%	0.34%	0.29%	0.22%	0.16%
Ratio of allowance for loan losses to end of period nonperforming loans	197.44%	195.82%	197.48%	334.73%	156.80%	181.50%

      The following tables describe the allocation of the allowance for loan losses among various categories of loans and certain other information for the dates indicated. The allocation is made for analytical purposes and is not necessarily indicative of the categories in which future losses may occur. The total allowance is available to absorb losses from any segment of loans.

			As of December 31,

	As of March 31, 2004		2003		2002

		Percent of		Percent of		Percent of
		Loans to		Loans to		Loans to
		Total		Total		Total
	Amount	Loans	Amount	Loans	Amount	Loans

	(Dollars in thousands)
Balance of allowance for loan losses applicable to:
Commercial and industrial	$422	16.6%	$420	16.6%	$335	16.2%
Real estate:
1-4 family residential	209	33.9	240	36.4	258	38.7
Commercial mortgage	754	30.2	720	29.9	340	16.0
Held for sale	—	4.5	—	1.0	—	8.7
Other	—	2.3	—	2.2	73	4.7
Consumer	451	12.5	426	13.9	715	15.7
Unallocated	2,257	—	2,087	—	1,575	—

Total allowance for loan losses	$4,093	100.0%	$3,893	100.0%	$3,296	100.0%

	As of December 31,

	2001		2000		1999

		Percent of		Percent of		Percent of
		Loans to		Loans to		Loans to
		Total		Total		Total
	Amount	Loans	Amount	Loans	Amount	Loans

	(Dollars in thousands)
Balance of allowance for loan losses applicable to:
Commercial and industrial	$212	19.4%	$225	20.8%	$160	18.5%
Real estate:
1-4 family residential	123	41.7	135	32.7	153	29.8
Commercial mortgage	188	13.1	205	13.3	245	14.4
Held for sale	—	0.3	—	1.5	—	2.1
Other	125	8.7	130	12.0	94	10.6
Consumer	476	16.8	375	19.7	434	24.6
Unallocated	630	—	520	—	651	—

Total allowance for loan losses	$1,754	100.0%	$1,590	100.0%	$1,737	100.0%

      Management believes that the allowance for loan losses at March 31, 2004 is adequate to cover probable losses inherent in the portfolio as of such date. We may, however, sustain losses in future periods, which could be substantial in relation to the size of the allowance for loan losses at March 31, 2004.

Investment Securities

      We use our securities portfolio to ensure liquidity for cash requirements, to manage interest rate risk, to provide a source of income, to ensure collateral is available for municipal pledging requirements and to manage our asset quality.

      Securities totaled $180.3 million at March 31, 2004, reflecting a decrease of $4.2 million, or 2.3%, from $184.5 million at December 31, 2003. During the three months ended March 31, 2004, we purchased $22.3 million in investment securities and sold $23.8 million of securities in an effort to reposition the portfolio for current economic conditions and to provide funding for loan growth. We also received $3.9 million in maturities and principal paydowns on investment securities. At March 31, 2004, securities represented 27.4% of our total assets. The average yield on securities for the three months ended March 31, 2004 was 3.7%.

      Securities totaled $184.5 million at December 31, 2003, an increase of $52.4 million from $132.1 million at December 31, 2002. The increase was primarily due to additional funds available to invest as a result of an increase in deposits and the sale of mortgage loans. At December 31, 2003, securities represented 28.9% of total assets compared with 22.5% of total assets at December 31, 2002. The average yield on securities for the year ended December 31, 2003 was 3.87% compared with 5.05% for 2002. The decrease in average yield is attributable to a lower interest rate environment. At December 31, 2003, the fair value for investment securities included $47.3 million in U.S. Government securities, $122.4 million in mortgage-backed securities and $10.4 million in municipal securities. The average life of the securities portfolio at December 31, 2003 was approximately four years.

      Securities totaled $132.1 million at December 31, 2002, an increase of $22.3 million from $109.9 million at December 31, 2001. The increase was primarily due to additional funds available to invest as a result of an increase in deposits and the sale of mortgage loans. At December 31, 2002, securities represented 22.5% of total assets compared with 24.2% of total assets at December 31, 2001. The yield on average securities for the year ended December 31, 2002 was 5.05% compared with 5.75% for 2001. The decrease in average yield is attributed to a lower interest rate environment. At December 31, 2002, the fair value of investment securities included $33.8 million in U.S. Government securities, $80.8 million in mortgage-backed securities and $14.3 million in municipal securities. The average life of the securities portfolio at December 31, 2002 was approximately three years.

      The following table summarizes the contractual maturity of investment securities on an amortized cost basis and their weighted average yields as of March 31, 2004. For purposes of this table, tax-exempt obligations are not computed on a tax-equivalent basis.

	As of March 31, 2004

					After Five Years
			After One Year but		but Within Ten
	Within One Year		Within Five Years		Years		After Ten Years

	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Total	Yield

	(Dollars in thousands)
U.S. Treasury securities and obligations of U.S. government agencies	$—	—%	$49,924	2.82%	$5,747	3.51%	$—	—%	$55,671	2.92%
State and municipal securities	—	—	8,578	6.62	91	4.54	—	—	8,669	6.60

Subtotal	—	—	58,502		5,838		—	—	64,340
Mortgage-backed securities	23,603	3.85	59,547	3.83	21,274	3.92	5,318	4.36	109,742	3.87
Other	—	—	—	—	—	—	4,546	2.00	4,546	2.00

Total securities	$23,603		$118,049		$27,112		$9,864		$178,628

      The following tables summarize the amortized cost of securities classified as available for sale and their approximate fair values as of the dates shown. At these dates there were no securities classified as held to maturity.

	As of March 31, 2004				As of December 31, 2003

		Gross	Gross			Gross	Gross
	Amortized	Unrealized	Unrealized		Amortized	Unrealized	Unrealized
	Cost	Gains	Losses	Fair Value	Cost	Gains	Losses	Fair Value

	(Dollars in thousands)
U.S. Treasury securities and obligations of U.S. government agencies	$55,671	$797	$125	$56,343	$47,392	$386	$472	$47,306
State and municipal securities	8,669	609	—	9,278	9,658	700	—	10,358
Mortgage-backed securities	109,742	827	418	110,151	123,336	378	1,350	122,364
Other	4,546	—	—	4,546	4,519	—	—	4,519

Total	$178,628	$2,233	$543	$180,318	$184,905	$1,464	$1,822	$184,547

	As of December 31, 2002				As of December 31, 2001

		Gross	Gross			Gross	Gross
	Amortized	Unrealized	Unrealized		Amortized	Unrealized	Unrealized
	Cost	Gains	Losses	Fair Value	Cost	Gains	Losses	Fair Value

	(Dollars in thousands)
U.S. Treasury securities and obligations of U.S. government agencies	$33,027	$726	$—	$33,753	$20,777	$9	$264	$20,522
State and municipal securities	13,555	758	—	14,313	26,637	254	235	26,656
Mortgage-backed securities	79,886	1,113	154	80,845	60,344	365	546	60,163
Other	3,229	—	—	3,229	2,536	—	—	2,536

Total	$129,697	$2,597	$154	$132,140	$110,294	$628	$1,045	$109,877

      We account for securities according to SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities. At the date of purchase, we are required to classify debt and equity securities into one of three categories: held-to-maturity, trading or available-for-sale. Investments in debt securities are classified as held-to-maturity and measured at amortized cost in the financial statements only if our management has the positive intent and ability to hold those securities to maturity. Securities that are bought and held principally for the purpose of selling them in the near term are classified as trading and measured at fair value in the financial statements with unrealized gains and losses included in earnings. Investments not classified as either held-to-maturity or trading are classified as available-for-sale and measured at fair value in the financial statements with unrealized gains and losses reported, net of tax, in a separate component of shareholders’ equity until realized.

Deposits

      Our lending and investing activities are funded primarily by deposits. Total deposits at March 31, 2004 were $536.7 million, an increase of $35.6 million, or 7.1%, compared with deposits at December 31, 2003. The increase is due to internal growth. Total deposits at December 31, 2003 were $501.1 million compared with $452.9 million at December 31, 2002, an increase of $48.2 million or 10.6%. The increase is attributable to new municipality customers and marketing efforts.

      We offer a variety of deposit accounts having a wide range of interest rates and terms. Our deposit accounts consist of demand, savings, money market and time accounts. We rely primarily on competitive pricing policies and customer service to attract and retain these deposits. We do not have or accept any brokered deposits.

      At March 31, 2004, demand, money market and savings deposits accounted for approximately 63.2% of total deposits, while certificates of deposit made up 36.8% of total deposits. Noninterest-bearing deposits totaled $96.5 million, or 18.0% of total deposits, at March 31, 2004, compared with $96.3 million, or 19.2% of total deposits, at December 31, 2003. The average cost of deposits, including noninterest-bearing deposits, was 1.39% for the three months ended March 31, 2004.

      At December 31, 2003, demand, money market and savings deposits accounted for approximately 65.3% of total deposits, while certificates of deposit made up 34.7% of total deposits. Noninterest-bearing deposits totaled $96.3 million, or 19.2%, of total deposits at December 31, 2003, compared with $82.3 million, or 18.2% of total deposits, at December 31, 2002. The average cost of deposits, including noninterest-bearing demand deposits, was 1.54% for the year ended December 31, 2003, compared with 1.97% for 2002, primarily due to the lower interest rate environment during 2003 compared with 2002.

      At December 31, 2002, demand, money market and savings deposits accounted for approximately 58.7% of total deposits, while certificates of deposit made up 41.3% of total deposits. Noninterest-bearing deposits totaled $82.3 million, or 18.2% of total deposits, at December 31, 2002, compared with $72.0 million, or 19.2% of total deposits, at December 31, 2001. The average cost of deposits, including noninterest-bearing demand deposits, was 1.97% for the year ended December 31, 2002, compared with 3.21% for 2001, primarily due to the lower interest rate environment during 2002 compared with 2001.

      The following table presents for the periods indicated the daily average balances and weighted average rates paid on deposits:

			For the Years Ended December 31,
	For the Three
	Months Ended
	March 31, 2004		2003		2002		2001

	Amount	Rate	Amount	Rate	Amount	Rate	Amount	Rate

	(Dollars in thousands)
Noninterest-bearing demand	$95,980	—%	$89,695	—%	$75,322	—%	$67,611	—%
Interest-bearing demand	151,712	1.17	125,622	1.05	105,237	1.49	82,422	2.36
Savings and money market	87,184	1.09	79,216	1.08	61,788	1.47	51,753	2.60
Time	182,444	2.45	190,175	2.80	167,293	3.34	155,418	5.27

Total deposits	$517,320	1.39%	$484,708	1.54%	$409,640	1.97%	$357,204	3.21%

      The following table sets forth by time remaining until maturity the amount of our certificates of deposit that are $100,000 or greater as of the date indicated:

March 31, 2004

(Dollars in thousands)
Three months or less	$16,583
Over three months through six months	9,799
Over six months through twelve months	10,838
Over one year	29,661

Total	$66,881

      While a majority of the certificates of deposit in amounts of $100,000 or more will mature during 2004, our management expects that a significant portion of these deposits will be renewed. Historically, our large time deposits have been stable and our management believes that the rates offered on certificates of deposit are comparable with rates offered by competition in our market areas. If a significant portion of the certificates of deposit were not renewed, it would have an adverse effect on our liquidity. However, we have other available funding sources, such as purchased funds from correspondent banks and Federal Home Loan Bank advances, to mitigate this risk.

Borrowings

      We utilize borrowings to supplement deposits to fund our lending and investing activities. Borrowings consist of short-term and long-term advances from the Federal Home Loan Bank and advances on a line of credit with a correspondent bank. We had no Federal Funds purchased at March 31, 2004. At March 31, 2004, we had $15.0 million in short-term advances from the Federal Home Loan Bank and $2.8 million advanced on a line of credit with a correspondent bank. Federal Funds purchased decreased $12.8 million to $6.9 million at December 31, 2003 compared with $19.7 million at December 31, 2002. Borrowings decreased $14.0 million to $57.8 million at March 31, 2004 from $71.9 million at December 31, 2003. Borrowings increased $8.9 million to $71.9 million at December 31, 2003 compared with $62.9 million at December 31, 2002. Long-term borrowings totaled $40.1 million at March 31, 2004 with an average interest rate of 3.71%. Long-term borrowings totaled $41.9 million at December 31, 2003 with an average interest rate of 3.70%. Long-term borrowings totaled $62.9 million at December 31, 2002 with an average interest rate of 3.63%. The highest amount of long-term borrowings outstanding at any time during the year was $62.9 million during 2003 and 2002.

      The following table summarizes our outstanding short-term borrowings at the dates indicated:

	As of and for the	As of and for the
	Three Months	Year Ended December 31,
	Ended
	March 31, 2004	2003	2002	2001

	(Dollars in thousands)
Ending balance	$17,750	$32,750	$5,300	$30,000
Average balance for the period	28,750	35,300	3,700	10,000
Maximum month-end balance during the period	32,750	39,300	30,300	30,000
Average interest rate for the period	1.28%	1.33%	2.22%	1.97%

      During 2001, we entered into a $1.0 million revolving credit line with a commercial bank which is included in the above table. The line of credit was increased to $10.0 million in February 2002. Any borrowings under the line of credit bear interest at the Federal Funds rate plus 2.25%. The line of credit was renewed in February 2004 and expires in March 2005. At both March 31, 2004 and December 31, 2003, we had $2.8 million advanced under this line of credit. The highest amount outstanding during 2003 was $9.3 million. The average balance under the line of credit during 2003 was $5.3 million at an average interest rate 3.25%. At December 31, 2002, we had $5.3 million advanced under the line of credit, which was the highest amount outstanding during 2002. The average balance under the line of credit during 2002 was $2.0 million at an average rate of 4.94%.

      In connection with the acquisition of Bryan-College Station, we assumed $3.6 million in subordinated notes and debentures. The debentures required quarterly interest payments of approximately $105,000 at an interest rate of 11.5%. The balance of these debentures was $3.2 million as of December 31, 2002. The debentures matured March 31, 2003.

      At March 31, 2004, we had two issues of junior subordinated debentures outstanding totaling $12.4 million issued to our subsidiary trusts as follows:

			Trust			Junior
			Preferred			Subordinated
			Securities			Debt Owed
Description	Issuance Date	Call Date	Outstanding	Interest Rate		to Trusts	Final Maturity Date

TXUI Statutory Trust I	09/07/2000	09/07/2010	$7,000,000	10.60%		$7,210,000	09/07/2030
TXUI Statutory Trust II	12/19/2003	12/19/2008	5,000,000	6.45	%(1)	5,155,000	12/19/2033

(1)	The debentures bear a fixed interest rate until December 19, 2008, when the rate begins to float on a quarterly basis based on the three-month LIBOR plus 2.85%.

      Each of the trusts is a statutory business trust organized for the sole purpose of issuing trust securities and investing the proceeds in our junior subordinated debentures. The preferred trust securities of each trust represent preferred beneficial interests in the assets of the respective trusts and are subject to mandatory redemption upon payment of the junior subordinated debentures held by the trust. The common securities of each trust are wholly-owned by us. Each trust’s ability to pay amounts due on the trust preferred securities is solely dependent upon us making payment on the related junior subordinated debentures. The debentures, which are the only assets of each trust, are subordinate and junior in right of payment to all of our present and future senior indebtedness. We have fully and unconditionally guaranteed each trust’s obligations under the trust securities issued by each respective trust to the extent not paid or made by each trust, provided such trust has funds available for such obligations.

      Under the provisions of each issue of the debentures, we have the right to defer payment of interest on the debentures at any time, or from time to time, for periods not exceeding five years. If interest payments on either issue of the debentures are deferred, the distributions on the applicable trust preferred securities and common securities will also be deferred.

      In 2003, the Financial Accounting Standards Board (FASB) issued Interpretation No. 46 (FIN 46), “Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51 (Revised December 2003).” FIN 46R requires that the subsidiary trusts be deconsolidated from our consolidated financial statements. We adopted FIN 46R in connection with our consolidated financial statements as of and for the quarter ended December 31, 2003 and, as a result, we no longer reflect Trust I in our consolidated financial statements. Instead, the junior subordinated debentures are shown as liabilities in our consolidated balance sheets and interest expense associated with the junior subordinated debentures is shown in our consolidated statements of earnings. Trust II was never included in our consolidated financial statements as it was created in the same period that we adopted FIN 46R.

Interest Rate Sensitivity and Market Risk

      We are engaged primarily in the business of investing funds obtained from deposits and borrowings into interest-bearing loans and investments and our primary component of market risk is interest rate risk volatility. Consequently, our earnings depend to a significant extent on our net interest income, which is the difference between our interest income on loans and investments and our interest expense on deposits and borrowings. To the extent that our interest-bearing liabilities do not reprice or mature at the same time as our interest-bearing assets, we are subject to interest rate risk and corresponding fluctuations in net interest income. Interest rate risk is the potential of economic losses due to future interest rate changes. These economic losses can be reflected as a loss of future net interest income and/or a loss of current fair market values. The objective is to measure the effect on net interest income and to adjust the balance sheet to minimize the inherent risk while at the same time maximizing income.

      We have employed asset/liability management policies that attempt to manage our interest-earning assets and interest-bearing liabilities, thereby attempting to control the volatility of our net interest income, without having to incur unacceptable levels of credit or investment risk.

      We manage our exposure to interest rates by structuring our balance sheet in the ordinary course of business. We do not currently enter into instruments such as leveraged derivatives, structured notes, interest rate swaps, caps, floors, financial options, or financial futures contracts for the purpose of reducing interest rate risk. We manage our interest rate sensitivity position within established guidelines. Based upon the nature of our operations, we are not subject to foreign exchange or commodity price risk. We do not own any trading assets.

      Our exposure to interest rate risk is managed by State Bank’s Asset Liability Committee (ALCO), which is composed of our senior officers and senior officers of State Bank, in accordance with policies approved by our board of directors. The ALCO formulates strategies based on appropriate levels in interest rate risk. In determining the appropriate level of interest rate risk, the ALCO considers the impact on earnings and capital based on the current outlook on interest rates, potential changes in interest rates, regional economies, liquidity, business strategies, and other factors. The ALCO meets regularly to review, among other things, the sensitivity of assets and liabilities to interest rate changes, the book and market values of assets and liabilities, unrealized gains and losses, purchase and sale activity, commitments to originate loans, and the maturities of investments and borrowings. Additionally, the ALCO reviews liquidity, cash flow flexibility, maturities of deposits and consumer and commercial deposit activity. The ALCO uses two methodologies to manage interest rate risk: (1) an analysis of relationships between interest-earning assets and interest-bearing liabilities; and (2) an interest rate shock simulation model. We have traditionally managed our business to reduce our overall exposure to changes in interest rates, however, under current policies of our board of directors, management has been given some latitude to increase our interest rate sensitivity position within certain limits if, in management’s judgment, it will enhance profitability.

      An interest rate sensitive asset or liability is one that, within a defined time period, either matures or experiences an interest rate change in line with general market interest rates. The management of interest rate risk is performed by analyzing the maturity and repricing relationships between interest-earning assets and interest-bearing liabilities at specific points in time (GAP) and by analyzing the effects of interest rate changes on net interest income over specific periods of time by projecting the performance of the mix of assets and liabilities in varied interest rate environments. Interest rate sensitivity reflects the potential effect on net interest income of a movement in interest rates. A company is considered to be asset sensitive, or having a positive GAP, when the amount of its interest-earning assets maturing or repricing within a given period exceeds the amount of its interest-bearing liabilities also maturing or repricing within that time period. Conversely, a company is considered to be liability sensitive, or having a negative GAP, when the amount of its interest-bearing liabilities maturing or repricing within a given period exceeds the amount of its interest-earning assets also maturing or repricing within that time period. During a period of rising interest rates, a negative GAP would tend to affect net interest income adversely, while a positive GAP would tend to result in an increase in net interest income. During a period of falling interest rates, a negative GAP would tend to result in an increase in net interest income, while a positive GAP would tend to affect net interest income adversely. However, it is management’s intent to achieve a proper balance so that incorrect rate forecasts should not have a significant impact on earnings.

      The following table sets forth our interest rate sensitivity analysis at March 31, 2004:

	Volumes Subject to Repricing Within

				Greater
		31-180	181-365	than
	0-30 Days	Days	Days	1 Year	Total

	(Dollars in thousands)
Interest-earning assets:
Securities	$6,637	$10,130	$11,384	$150,477	$178,628
Loans	115,390	50,501	60,899	180,050	406,840
Time deposits
Federal funds sold and other temporary investments	1,913	—	—	—	1,913

Total interest-earning assets	$123,940	$60,631	$72,283	$330,527	$587,381
Interest-bearing liabilities:
Demand, money market and savings deposits	$243,025	$—	$—	$—	$243,025
Certificates of deposit and other time deposits	17,411	64,314	39,623	75,919	197,267
Borrowings on line of credit	—	—	2,750	—	2,750
Repurchase agreements and FHLB borrowings	20,027	6,226	7,595	25,032	58,880
Junior subordinated deferrable interest debentures	—	—	—	12,365	12,365

Total interest-bearing liabilities	$280,463	$70,540	$49,968	$113,316	$514,287
Period GAP	$(156,523)	$(9,909)	$22,315	$217,211	$73,094
Cumulative GAP	$(156,523)	$(166,432)	$(144,117)	$88,209	$73,094
Period GAP to total assets	(23.8)%	(1.5)%	3.4%	34.9%	13.4%
Cumulative GAP to total assets	(23.8)%	(25.3)%	(21.9)%	13.4%	13.4%

      Our one-year cumulative GAP position at March 31, 2004, was negative $144.1 million or 21.9% of assets. This is a one-day position that is continually changing and is not indicative of our position at any other time. While the GAP position is a useful tool in measuring interest rate risk and contributes toward effective asset and liability management, it is difficult to predict the effect of changing interest rates solely on that measure, without accounting for alterations in the maturity or repricing characteristics of the balance sheet that occur during changes in market interest rates. For example, the GAP position reflects only the prepayment assumptions pertaining to the current rate environment. Assets tend to prepay more rapidly during periods of declining interest rates than during periods of rising interest rates. Because of this and other risk factors not contemplated by the GAP position, an institution could have a matched GAP position in the current rate environment and still have its net interest income exposed to increased rate risk. We maintain a Rate Committee and the ALCO that reviews our interest rate risk position on a monthly and quarterly basis, respectively.

      To effectively measure and manage interest rate risk, for State Bank we also use an interest rate shock simulation model to determine the impact on State Bank’s net income under various interest rate scenarios, balance sheet trends and strategies. From these simulations, interest rate risk is quantified and appropriate strategies are developed and implemented. Additionally, duration and market value sensitivity measures are utilized when they provide added value to the overall interest rate risk management process. The overall interest rate risk position and strategies are reviewed by the ALCO on a quarterly basis.

      The following table sets forth State Bank’s simulation analysis at March 31, 2004 assuming instantaneous and sustained 100 and 200 basis point increases and a 100 basis point decrease in the yield curve.

% Change in
Change in Rates	Net Income

-100 bp	(6.2%)
0	—
+100 bp	(0.8%)
+200 bp	(5.7%)

      Based on State Bank’s simulation analysis at March 31, 2004, an instantaneous and sustained 100 basis point rise in rates would be projected to decrease State Bank’s net income over the next 12 months by approximately 0.8%, an instantaneous and sustained 200 basis point rise in rates would be projected to decrease State Bank’s net income over the next 12 months by approximately 5.7% while an instantaneous and sustained 100 basis decline in rates would be projected to decrease State Bank’s net income over the next 12 months by approximately 6.2%. These amounts are within State Bank’s policy guidelines for the impact of interest rate shock on its net income.

      The computation of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of interest rates, asset prepayments, deposit decay and changes in repricing levels of deposits to general market rates, and should not be relied upon as indicative of actual results. Further, the computations do not take into account any actions that we may undertake in response to changes in interest rates.

Liquidity and Contractual Obligations

      Liquidity involves our ability to raise funds to support asset growth or reduce assets to meet deposit withdrawals and other payment obligations, to maintain reserve requirements and otherwise to operate on an ongoing basis. Our liquidity needs are primarily met by growth in core deposits. Core deposits exclude time deposits over $100,000. These “jumbo” deposits are characteristically more sensitive to changes in interest rates and, thus, are not considered a part of core funding. Although access to purchased funds from correspondent banks is available and has been utilized on occasion to take advantage of investment opportunities, we do not rely on these external funding sources. We maintain investments in liquid assets based upon management’s assessment of cash needs, expected deposit flows, objectives of our asset/liability management program, availability of Federal Funds or FHLB advances, and other available yield on liquid assets. Several options are available to increase our liquidity, including the sale of investments and loans, increasing deposit marketing activities, and borrowing from the FHLB or correspondent banks. The cash and federal funds sold position, along with payments and maturities within the loan portfolio, have historically created an adequate liquidity position.

      Cash flows from operating activities for the year ended December 31, 2003 were primarily provided by the sale of loans held for sale and net earnings. Cash flows from operating activities for the year ended December 31, 2002 were used to fund loans held for sale. Cash flows from operating activities for the year ended December 31, 2001 were primarily provided through net earnings and the sale of loans held for sale. Cash flows from investing activities during each of the same fiscal years were used to fund loans and acquire securities for further investments, In addition, we received funds from the sales, repayments and maturities of securities and cash in connection with our acquisitions. In addition, cash flows from financing activities were provided from the increase in deposits and borrowings.

      Our future cash payments associated with our contractual obligations (other than deposit obligations) as of December 31, 2003 are summarized below:

	Payments due in:

		Fiscal	Fiscal
	Fiscal 2004	2005-2007	2008-2009	Thereafter	Total

	(Dollars in thousands)
Junior subordinated deferrable interest debentures	$—	$—	$—	$12,365	$12,365
Short-term debt	32,750	—	—	—	32,750
Long-term debt	2,987	32,445	2,731	962	39,125
Operating leases	360	239	65	—	664

Total	$36,097	$32,684	$2,796	$13,327	$84,904

Off-Balance Sheet Arrangements

      In the normal course of business, we enter into various transactions which, in accordance with accounting principles generally accepted in the United States, are not included in our consolidated balance sheets. We enter into these transactions to meet the financing needs of our customers. These transactions include commitments to extend credit and standby letters of credit, which involve, to varying degrees, elements of credit risk and interest rate risk in excess of the amounts recognized in our consolidated balance sheets.

      Our commitments associated with outstanding letters of credit and commitments to extend credit as of December 31, 2003 are summarized below. Since commitments associated with letters of credit and commitments to extend credit may expire unused, the amounts shown do not necessarily reflect the actual future cash funding requirements:

	Payments due in:

		Fiscal	Fiscal
	Fiscal 2004	2005-2006	2007-2008	Thereafter	Total

	(Dollars in thousands)
Standby letters of credit	$592	$93	$10	$—	$695
Commitments to extend credit	44,687	7,211	866	5,214	57,978

Total	$45,279	$7,304	$876	$5,214	$58,673

      Standby Letters of Credit. Standby letters of credit are written conditional commitments we issue to guarantee the performance of a customer to a third party. In the event the customer does not perform in accordance with the terms of the agreement with the third party, we would be required to fund the commitment. The maximum potential amount of future payments we could be required to make is represented by the contractual amount of the commitment. If the commitment is funded, we would be entitled to seek recovery from the customer. Our policies generally require that standby letter of credit arrangements contain security and debt covenants similar to those contained in loan agreements.

      Commitments to Extend Credit. We enter into contractual commitments to extend credit, normally with fixed expiration dates or termination clauses, at specified rates and for specific purposes. Substantially all of our commitments to extend credit are contingent upon customers maintaining specific credit standards at the time of loan funding. We minimize our exposure to loss under these commitments by subjecting them to credit approval and monitoring procedures. Our management assesses the credit risk associated with certain commitments to extend credit in determining the level of the allowance for loan losses.

Shareholders’ Equity

      Shareholders’ equity increased from $38.0 million at December 31, 2003 to $40.8 million at March 31, 2004, an increase of $2.9 million or 7.5%. The increase was primarily due to net earnings of $1.6 million, $200,000 in common stock issued in connection with the Community Home Loan acquisition and a $1.4 million improvement in unrealized securities gains, partially offset by the payment of dividends in the amount of $282,000.

      Total shareholders’ equity as of December 31, 2003 was $38.0 million, an increase of $2.6 million, or 7.3%, compared with shareholders’ equity of $35.4 million at December 31, 2002. The increase was primarily due to net earnings for 2003 of $5.2 million, partially offset by a $1.8 million decrease in unrealized gains on securities and payment of dividends in the amount of $1.1 million.

Capital Resources

      Our capital management consists of providing equity to support both our current and future operations. We are subject to capital adequacy requirements imposed by the Federal Reserve, and State Bank is subject to capital adequacy requirements imposed by the FDIC. Both the Federal Reserve and the FDIC have adopted risk-based capital requirements for assessing bank holding company and bank capital adequacy. These standards define capital and establish minimum capital requirements in relation to assets and off-balance sheet exposure, adjusted for credit risk. The risk-based capital standards currently in effect are designed to make regulatory capital requirements more sensitive to differences in risk profiles among bank holding companies and banks, to account for off-balance sheet exposure and to minimize disincentives for holding liquid assets. Assets and off-balance sheet items are assigned to broad risk categories, each with appropriate relative risk weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance sheet items.

      The risk-based capital standards issued by the Federal Reserve require all bank holding companies to have “Tier 1 capital” of at least 4.0% and “total risk-based capital” (Tier 1 and Tier 2) of at least 8.0% of total risk-adjusted assets. “Tier 1 capital” generally includes common shareholders’ equity and qualifying perpetual preferred stock together with related surpluses and retained earnings, less deductions for goodwill and various other intangibles. “Tier 2 capital” may consist of a limited amount of intermediate-term preferred stock, a limited amount of term subordinated debt, certain hybrid capital instruments and other debt securities, perpetual preferred stock not qualifying as Tier 1 capital, and a limited amount of the general valuation allowance for loan losses. The sum of Tier 1 capital and Tier 2 capital is “total risk-based capital.”

      The Federal Reserve has also adopted guidelines which supplement the risk-based capital guidelines with a minimum ratio of Tier 1 capital to average total consolidated assets (leverage ratio) of 3.0% for institutions with well diversified risk, including no undue interest rate exposure, excellent asset quality, high liquidity, good earnings, and that are generally considered to be strong banking organizations, rated composite 1 under applicable federal guidelines, and that are not experiencing or anticipating significant growth. Other banking organizations are required to maintain a leverage ratio of at least 4.0% to 5.0%. These rules further provide that banking organizations experiencing internal growth or making acquisitions will be expected to maintain capital positions substantially above the minimum supervisory levels and comparable to peer group averages, without significant reliance on intangible assets.

      Pursuant to the Federal Deposit Insurance Corporation Improvement Act of 1991 (FDICIA), each federal banking agency revised its risk-based capital standards to ensure that those standards take adequate account of interest rate risk, concentration of credit risk and the risks of nontraditional activities, as well as reflect the actual performance and expected risk of loss on multifamily mortgages. State Bank is subject to capital adequacy guidelines of the FDIC that are substantially similar to the Federal Reserve’s guidelines. Also pursuant to FDICIA, the FDIC has promulgated regulations setting the levels at which an insured institution such as State Bank would be considered “well-capitalized,” “adequately capitalized,” “undercapitalized,” “significantly undercapitalized” and “critically undercapitalized.” State Bank is classified “well-capitalized” for purposes of the FDIC’s prompt corrective action regulations.

      The following table provides, at the dates indicated, a comparison of our capital ratios and those of the bank with the minimum and well-capitalized regulatory standards:

			To be Well
			Capitalized
	Minimum		Under Prompt	Actual Ratio at
	Required for		Corrective Action	March 31,	Actual Ratio at
	Capital Purposes		Provisions	2004	December 31, 2003

Texas United
Leverage ratio	4.00	%(1)	N/A	6.46%	6.46%
Tier 1 risk-based capital ratio	4.00		N/A	9.61	9.54
Risk-based capital ratio	8.00		N/A	10.56	10.47
State Bank
Leverage ratio	4.00	%(2)	5.00%	6.71%	6.56%
Tier 1 risk-based capital ratio	4.00		6.00	9.94	9.72
Risk-based capital ratio	8.00		10.00	10.89	10.65

(1)	The Federal Reserve may require us to maintain a leverage ratio above the required minimum.

(2)	The FDIC may require State Bank to maintain a leverage ratio above the required minimum.

      The trust preferred securities issued by the trusts are currently included in our Tier 1 capital for regulatory purposes. However, because the trusts are not a part of our financial statements, the Federal Reserve may in the future disallow inclusion of the trust preferred securities in Tier 1 capital for regulatory purposes. In July 2003, the Federal Reserve issued a supervisory letter instructing bank holding companies to continue to include the trust preferred securities in their Tier 1 capital for regulatory capital purposes until further notice. The Federal Reserve also stated that it was reviewing the regulatory implications of any accounting treatment changes and, if necessary or warranted, would provide further guidance.

      On May 6, 2004, the Federal Reserve issued proposed rules that would continue to allow trust preferred securities to be included in Tier 1 capital, subject to stricter quantitative and qualitative limits. Currently, trust preferred securities and qualifying perpetual preferred stock are limited in the aggregate to no more than 25% of a bank holding company’s core capital elements. The proposed rule would amend the existing limit by providing that restricted core capital elements (including trust preferred securities and qualifying perpetual preferred stock) can be no more than 25% of core capital, net of goodwill. Because the 25% limit currently is calculated without deducting goodwill, the proposal has the effect of reducing the amount of trust preferred securities that we can include in Tier 1 capital. In addition, under the proposal, the amount of such excess trust preferred (when aggregated with subordinated debt securities and certain other investments) includable in Tier 2 capital would be limited to 50% of Tier 1 capital. Assuming these proposed rules were effective at March 31, 2004, after giving effect to the offering and the GNB Bancshares merger, on a pro forma basis as of March 31, 2004, our Tier 1 risk-based capital ratio, our total risk-based capital ratio and our Tier 1 leverage ratio would remain unchanged. The new quantitative limits, if adopted in the form proposed, will be fully effective March 31, 2007.

      Each of the trusts issuing the trust preferred securities holds junior subordinated debentures we issued with a 30-year maturity. The proposed rules provide that in the last five years before the junior subordinated debentures mature, the associated trust preferred securities will be excluded from Tier 1 capital and included in Tier 2 capital, subject (together with subordinated debt and certain other investments) to an aggregate limit of 50% of Tier 1 capital. In addition, under the proposal, the trust preferred securities during this five-year period would be amortized out of Tier 2 capital by one-fifth each year and excluded from Tier 2 capital completely during the year prior to maturity of the debentures.

Impact of Inflation and Changing Prices

      Our financial statements and related notes included in this prospectus have been prepared in accordance with generally accepted accounting principles. These require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation.

      Unlike many industrial companies, substantially all of our assets and virtually all of our liabilities are monetary in nature. As a result, interest rates have a more significant impact on our performance than the effects of general levels of inflation. Interest rates may not necessarily move in the same direction or in the same magnitude as the prices of goods and services. However, other expenses do reflect general levels of inflation.

BUSINESS

Overview

      We are the bank holding company for State Bank, a commercial bank headquartered in La Grange, Texas, with 18 full service banking locations and three loan production offices serving 11 counties located primarily between the Houston, Austin and San Antonio metropolitan areas in central and south central Texas. Through State Bank, we also own Community Home Loan, a mortgage company with nine loan production offices located in Houston, Kerrville and San Antonio. We provide a wide range of financial services to small to medium-sized businesses, including commercial loans and commercial mortgage loans, and to individuals, including mortgage loans and consumer loans. As of March 31, 2004, on a consolidated basis, we had total assets of $658.7 million, total loans, including loans held for sale, of $406.8 million, total deposits of $536.7 million and shareholders’ equity of $40.8 million.

      On April 29, 2004, we entered into a merger agreement to acquire GNB Bancshares, Inc., which through its subsidiary bank operates seven branches located north and south of the Dallas-Fort Worth metroplex. As of March 31, 2004, GNB Bancshares had total assets of $224.4 million, total loans of $161.7 million, total deposits of $190.6 million and shareholders’ equity of $19.5 million. On May 3, 2004, we entered into an agreement to purchase the Caldwell and Lexington, Texas branches of Central Bank, Houston, Texas. As of March 31, 2004, deposits at both branches totaled $102.4 million and loans totaled $33.3 million. Accounting for the GNB Bancshares and Central Bank branch acquisitions, we would have had approximately $1.0 billion in assets and $829.8 million in deposits as of March 31, 2004 on a pro forma basis.

History and Expansion

      In 1996, our board of directors decided to pursue a growth strategy focused on internal growth and acquisitions while maintaining our high level of customer service, core earnings and asset quality. To implement this strategy, we hired L. Don Stricklin as President and Chief Executive Officer in July of 1996 and he began to add a senior management team to execute our plan.

      We were formed in 1995 as a bank holding company for State Bank, which was chartered in 1906. We adopted our current name, Texas United Bancshares, Inc., in June of 1998 after the merger of South Central Texas Bancshares, Inc. into our company, which was then named Premier Bancshares, Inc. After the South Central Texas merger, we consolidated our three separate bank subsidiaries into our subsidiary, State Bank.

      From December 31, 1996 to March 31, 2004, our total assets grew from $80.2 million to $658.7 million through a combination of internal growth and the consummation of the following acquisitions and de novo branch openings:

	Consummation	Total Assets at	Total Loans at	Total Deposits at
Acquired Entity	Date	Consummation	Consummation	Consummation

	(Dollars in thousands)
South Central Texas Bancshares, Inc.	06/18/1998	$91,636	$31,522	$80,763
First State Bank, Dime Box	07/23/1999	31,994	16,947	27,019
Pleasanton Branch of First National Bank of South Texas	12/13/1999	5,329	4,632	13,559
Hempstead and Waller Branches of Texas Guaranty Bank, Houston	09/05/2000	4,260	3,696	37,877
The Bryan-College Station Financial Holding Company	07/31/2002	79,908	57,335	73,835
Community Home Loan, Inc.	02/05/2004	10,872	9,805	—

      We also have opened six de novo banking centers between May 1999 and December 2002 in Schulenburg, Tomball, Cedar Park, Austin, Lexington, and Liberty Hill, Texas.

Pending Acquisition of GNB Bancshares

      On April 29, 2004, we entered into a definitive agreement to acquire GNB Bancshares, Inc., located in Gainesville, Texas. Pursuant to the terms of the agreement, in exchange for all of the outstanding shares of GNB Bancshares capital stock, we will pay $18.4 million in cash and issue approximately 1,415,384 shares of our common stock, subject to adjustment in the event that the 20 trading day average sales price of our common stock exceeds $21.00 or falls below $18.00. For illustrative purposes only, the exchange ratio was determined based on the 20 trading day average sales price of our common stock ending June 30, 2004 which was $17.65, the aggregate purchase price for GNB Bancshares would be $43.9 million and we would issue approximately 1,443,451 shares of our common stock. We intend to operate GNB Bancshares’ wholly-owned subsidiary bank, GNB Financial, n.a., as a separate bank subsidiary. See “Pending Acquisitions” for more details about this transaction. We expect to complete the acquisition, subject to shareholder and regulatory approval, in the third quarter of 2004, after the completion of this offering. We intend to pay the cash portion of the purchase price with a portion of the net proceeds from this offering.

      The GNB Bancshares acquisition is consistent with our expansion strategy. We believe that it will provide us with a well-managed community-based bank with seven locations, including branches in Gainesville, Denton and Ennis, Texas, all of which are bedroom communities for the Dallas-Fort Worth metroplex. We also believe that GNB Bancshares’ management team will be compatible with our senior management team and that our companies share a similar customer-focused culture.

Pending Acquisition of Two Central Bank Branches

      On May 3, 2004, we entered into a definitive agreement to purchase the loans and premises and assume the deposit liabilities of the Caldwell, Texas and Lexington, Texas branches of Central Bank, Houston, Texas. Under the terms of the agreement, we will pay a premium of 8.02% of total deposits, book value for the loans and $800,000 for the related real property. As of March 31, 2004, deposits at both branches totaled $102.4 million and loans totaled $33.3 million. Based on these March 31, 2004 totals, we would pay approximately $9.0 million to acquire these branches.

      The acquisition of the Central Bank branches are expected to improve our efficiency given their proximity to some of our existing banking centers and their relatively low levels of noninterest expense. The acquisition of the Lexington branch will increase our deposit share in Lee County, where we currently maintain two banking centers. The acquisition of the Caldwell branch provides us a point of entry into the county seat of Burleson County, which is contiguous to Brazos County, home of our three Bryan-College Station banking centers. We expect to complete both acquisitions in the third quarter of 2004, and we intend to use a portion of the net proceeds of this offering to repay borrowings under a line of credit that were used to supplement our bank’s capital to support the acquisition of these assets.

Market

      Our primary market consists of the rural and bedroom communities served by our 18 banking centers within 11 counties located primarily between the Austin, Houston and San Antonio metropolitan areas in central and south central Texas. Based on the most recently available FDIC data, we hold the number one deposit market share in two of those counties, Fayette and Waller Counties. We believe that we maintain a visible, competitive presence in the other counties.

      The merger with GNB Bancshares will expand our market area into areas surrounding the Dallas-Fort Worth metropolitan area where GNB Bancshares operates seven banking centers located in Cooke, Denton and Ellis Counties. Based on the most recently available FDIC data, GNB Bancshares has the number two deposit market share in Cooke County, Texas. The Central Bank branch acquisitions will allow us to add an additional branch in Lee County as well as our first branch in Burleson County.

Growth and Operating Strategies

      The key components of our growth and operating strategies are as follows:

      Our Growth Strategy. We have grown through a combination of internal growth and acquisitions. Our growth strategy is to increase our presence in north central, central and south central Texas by branching into or acquiring community banks with a presence in rural areas or higher growth suburban areas of Austin, Houston, San Antonio and Dallas. We believe that our current locations provide us with the necessary platform to expand our services within our existing market area and into new markets offering growth potential, and that we have the back office and technology systems in place to accommodate additional growth. We also intend to continue to add experienced lenders and, over the last 12 months, we have hired eight experienced lenders in four different market areas. Our growth plan entails the following:

•	Continued focus on internal growth and de novo branching. An important part of our growth strategy is to continue our expansion efforts through internal growth and de novo branching. To do so, we intend to evaluate and consider opening de novo banking centers in our market areas and contiguous market areas when opportunities arise. We have established a successful track record of opening de novo banking centers, having opened six banking centers between May 1999 and December 2002.

•	Continued growth through selected acquisitions. Another significant part of our growth strategy is to continue our pursuit of growth opportunities through acquisitions. We believe that we have a history of successfully integrating the operational and cultural aspects of our prior acquisitions. Because we have focused on organizations that have already proven to be successful in their respective market areas, we believe that our integration risk in prior acquisitions has been low. Further, we have experienced little customer defection and staff attrition following our prior acquisitions. The additional capital provided by this offering will enable us to take advantage of what we believe are two attractive expansion opportunities in our existing and targeted market areas. See “Use of Proceeds.”

•	Continued focus on rural areas and bedroom communities of larger metropolitan areas. In evaluating acquisition opportunities, we plan to continue to focus on the needs of small to medium-sized businesses in both the rural communities in which our banking centers are located and in bedroom communities of larger metropolitan areas, which while within a commutable distance from a metropolitan area, generally have the characteristics of a small town. In evaluating de novo branching opportunities, we intend to focus mostly on bedroom communities of larger metropolitan areas Our management believes that the larger regional banks are not allocating their resources to serve small to medium-sized businesses effectively. These customers generally have the size and sophistication to demand customized products and services, which management believes our bankers are well-equipped to understand and address as a result of their experience. Further, it has been our experience that it is less costly to establish a location in a rural or bedroom community than in a metropolitan area, and that these markets are generally less competitive.

      Our Operating Strategies. While pursuing our growth strategy, we plan to continue our focus on customer service, asset quality and prudent capital management as described below.

•	Continued emphasis on relationship based banking and decentralized decision-making. We operate under a community banking philosophy which is customer driven, emphasizes long-term customer relationships and provides practical financial solutions, convenience and consistent service. Each of our banking centers is administered by one of our local presidents who has knowledge of the particular community and lending expertise in the specific industries found within the community. We entrust our banking center presidents with the authority and flexibility within general parameters to make customer-related decisions, as our management believes that the most efficient and effective decisions are made at the point of customer contact by the people who know the customer. With our decentralized decision-making process, we are able to provide customers with rapid decisions on lending issues. The support services we provide to our banking centers are centralized in our main office located in La Grange. These services include back office operations, credit administration, human resources, internal audit, compliance, training and data processing. As a result, our operations enhance efficiencies, maintain consistency in policies and procedures and enable our employees to focus on developing and strengthening customer relationships.

•	Continued emphasis on our credit administration and sound asset quality. Our experienced credit administration team has developed an “asset quality culture” consisting of comprehensive policies and procedures for credit underwriting and funding that have enabled us to maintain sound credit quality during our rapid growth. Combined with our significant lending experience, these procedures and controls have enabled us to provide responsive, customized service to our customers. Our total assets have grown from $313.1 million at December 31, 1999 to $658.7 million at March 31, 2004. Despite this growth, at March 31, 2004, our ratio of nonperforming loans to total loans was 0.51% and our ratio of nonperforming assets to total loans and other real estate owned was 0.59%. Going forward, we intend to adhere to the practices and policies that have contributed to our sound asset quality to date.

•	Continued prudent management of our capital. Our goal is to operate at a capital level that supports our growth but does not unduly hamper our achievement of an attractive return on equity. In order to strike this balance, we rely on our management’s expertise to prudently manage our capital resources. In the past we have initiated repurchases of our common stock and would consider doing so again in an effort to manage our capital. During 2000 and 2003, we issued an aggregate of $12.4 million in junior subordinated debentures to our unconsolidated subsidiary trusts because we believed it to be the lowest cost source of capital available to accommodate our growth. We believe that this common stock offering will not only provide us capital for our pending growth and expansion, but may also provide increased liquidity for our shareholders.

Lending Activities

      Our objective is to offer the commercial and consumer customers in our markets a variety of products and services, including a full array of loan products. We make commercial loans, commercial real estate loans, construction and land development loans, residential mortgage loans and consumer loans. We strive to do business in the areas served by our branches, and all of our marketing efforts and the vast majority of our loan customers are located within our existing market areas. The following is a discussion of each of our major types of lending:

Commercial

      Our commercial loans are primarily made within our market area and are underwritten on the basis of the borrower’s ability to service the debt from income. As a general practice, we take as collateral a lien on any available real estate, equipment or other assets owned by the borrower and obtain the personal guaranty of the borrower. In general, commercial loans involve more credit risk than residential mortgage loans and commercial mortgage loans and, therefore, usually yield a higher return. The increased risk in commercial loans is due to the type of collateral securing these loans. The increased risk also derives from the expectation that commercial loans generally will be serviced principally from the operations of the business, and those operations may not be successful. Historical trends have shown these types of loans to have higher delinquencies than mortgage loans. As a result of these additional complexities, variables and risks, commercial loans require more thorough underwriting and servicing than other types of loans. Our commercial loans generally range in size from $300,000 to $1.0 million. At March 31, 2004, we had $67.5 million in commercial loans, which represented 16.6% of our total loans.

      Included in our commercial loan portfolio are accounts receivable factoring and asset-based loans. Factored accounts receivable are purchased from customers at a discount pursuant to factoring agreements, while asset-based lending consists of loans collateralized primarily by receivables owned by the borrowers.

At March 31, 2004, we had purchased receivables from multiple factoring clients resulting in an outstanding balance of $7.4 million and had $4.9 million outstanding in asset-based loans.

Commercial Mortgage Loans

      In addition to commercial loans secured by real estate, we make commercial mortgage loans to finance the purchase of real property, which generally consists of real estate with completed structures. Commercial mortgage lending typically involves higher loan principal amounts and the repayment of loans is dependent, in large part, on sufficient income from the properties securing the loans to cover operating expenses and debt service. As a general practice, we require our commercial mortgage loans to be secured by well-managed income producing property with adequate margins and to be guaranteed by responsible parties. We look for opportunities where cash flow from the collateral provides adequate debt service coverage and the guarantor’s net worth is comprised of assets other than the project we are financing.

      In underwriting commercial mortgage loans, we consider the property’s operating history, future operating projections, current and projected occupancy, location and physical condition. The underwriting analysis also includes credit checks, appraisals and a review of the financial condition of the borrower.

      Our commercial mortgage loans are generally secured by first liens on real estate, typically have fixed interest rates and amortize over a 10 to 15 year period with balloon payments due at the end of one to nine years. Accordingly, repayment of these loans may be subject to adverse conditions in the real estate market or the economy to a greater extent than other types of loans. At March 31, 2004, we had $123.0 million in commercial mortgage loans, which represented 30.2% of our total loans.

1-4 Family Residential Mortgage

      A significant portion of our lending activity consists of the origination of 1-4 family residential mortgage loans collateralized by owner-occupied properties located in our market areas. We offer a variety of mortgage loan products which generally are amortized over five to 25 years. Loans collateralized by 1-4 family residential real estate generally have been originated in amounts of no more than 90% of the lower of cost or appraised value or we require mortgage insurance. Of the 1-4 family mortgage loans originated, we generally retain shorter-term loans with variable rates and we sell longer-term fixed-rate loans to Fannie Mae and retain the servicing. As of March 31, 2004, we had $137.9 million in 1-4 family residential loans, which represented 33.9% of our total loans. Of our 1-4 family residential loans, $79.8 million reprice after one year.

      We retain a valid lien on real estate and obtain a title insurance policy that insures that the property is free of encumbrances. We require hazard insurance in the amount of the loan and, if the property is in a flood plain as designated by the Department of Housing and Urban Development, we require flood insurance. We also require most borrowers to advance funds on a monthly basis from which we make disbursements for items such as real estate taxes, private mortgage insurance and hazard insurance.

Construction

      We also make loans to finance the construction of residential and, to a limited extent, nonresidential properties. Construction loans generally are secured by first liens on real estate. We conduct periodic inspections, either directly or through an agent, prior to approval of periodic draws on these loans. Underwriting guidelines similar to those described above are also used in our construction lending activities. Construction loans involve additional risks attributable to the fact that loan funds are advanced upon the security of a project under construction, and the project is of uncertain value prior to its completion. Because of uncertainties inherent in estimating construction costs, the market value of the completed project and the effects of governmental regulation on real property, it can be difficult to accurately evaluate the total funds required to complete a project and the related loan to value ratio. As a result of these uncertainties, construction lending often involves the disbursement of substantial funds with repayment dependent, in part, on the success of the ultimate project rather than the ability of a borrower or guarantor to repay the loan. If we are forced to foreclose on a project prior to completion, there is no assurance that we will be able to recover all of the unpaid portion of the loan. In addition, we may be required to fund additional amounts to complete a project and may have to hold the property for an indeterminate period of time. While we have underwriting procedures designed to identify what management believes to be acceptable levels of risk in construction lending, these procedures may not prevent losses from the risks described above.

      At March 31, 2004, we had $62.0 million of construction loans, which represented 15.2% of our total loans. Construction loans are included in our 1-4 family residential mortgage portfolio. Approximately $30.2 million in construction loans were loans to local builders and individuals to finance residential construction. Approximately $20.0 million of the remaining construction loans were to finance residential lots and land for development into residential lots to individuals and local builders. The remainder of the construction loans were owner occupied commercial real estate.

Consumer

      We provide a wide variety of consumer loans including motor vehicle, watercraft, education, personal (collateralized and uncollateralized) and deposit account collateralized loans. The terms of these loans typically range from 12 to 72 months and vary based upon the nature of collateral and size of loan. Consumer loans entail greater risk than do residential mortgage loans, particularly in the case of consumer loans that are unsecured or secured by rapidly depreciating assets such as automobiles. In such cases, any repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment for the outstanding loan balance. The remaining deficiency often does not warrant further substantial collection efforts against the borrower beyond obtaining a deficiency judgment. In addition, consumer loan collections are dependent on the borrower’s continuing financial stability, and thus are more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy. Furthermore, the application of various federal and state laws may limit the amount which can be recovered on such loans. We have initiated very few indirect consumer loans, indicating our preference to maintain personal banking relationships and strict underwriting standards. Installment loans have decreased during the last five years, reflecting management’s tight control of consumer credit due to record high personal bankruptcy filings nationwide. At March 31, 2004, we had $50.7 million in consumer and other loans, which represented 12.5% of our total loans.

Underwriting Strategy

      We rarely make loans at our legal lending limit and as of March 31, 2004, we had no loans outstanding at this level. Lending officers are assigned various levels of loan approval authority based upon their respective levels of experience and expertise. Our strategy for approving or disapproving loans is to follow conservative loan policies and underwriting practices which include:

•	granting loans on a sound and collectible basis;

•	investing funds properly for the benefit of our shareholders and the protection of our depositors;

•	serving the legitimate needs of the community and our general market area while obtaining a balance between maximum yield and minimum risk;

•	ensuring that primary and secondary sources of repayment are adequate in relation to the amount of the loan;

•	developing and maintaining adequate diversification of the loan portfolio as a whole and of the loans within each category; and

•	ensuring that each loan is properly documented and, if appropriate, insurance coverage is adequate. Our loan review personnel and our compliance officer interact on a regular basis with commercial, mortgage and consumer lenders to identify potential underwriting or technical exception variances.

      In addition, we have placed increased emphasis on the early identification of problem loans to aggressively seek resolution of the situations and thereby keep loan losses at a minimum.

Competition

      The banking business is highly competitive, and our profitability depends principally on our ability to compete in the market areas in which our banking operations are located. We experience substantial competition in attracting and retaining savings deposits and in lending funds. The primary factors we encounter in competing for savings deposits are convenient office locations and rates offered. Direct competition for savings deposits comes from other commercial bank and thrift institutions, money market mutual funds and corporate and government securities which may offer more attractive rates than insured depository institutions are willing to pay. The primary factors we encounter in competing for loans include, among others, interest rate and loan origination fees and the range of services offered. Competition for origination of real estate loans normally comes from other commercial banks, thrift institutions, mortgage bankers, mortgage brokers and insurance companies. We have been able to compete effectively with other financial institutions by emphasizing customer service and technology; by establishing long-term customer relationships and building customer loyalty; and by providing products and services designed to address the specific needs of our customers.

Employees

      At March 31, 2004, we had 369 full-time equivalent employees, nine of whom were executive officers. Management considers relations with our employees to be good. Neither we nor State Bank are a party to any collective bargaining agreement.

Facilities

      We conduct business at 18 full service banking locations, three loan production offices (LPOs) of State Bank and nine loan production offices of Community Home Loan. Our headquarters are located at 202 W. Colorado Street, La Grange, Texas. We own all of the buildings in which our banking centers are located except for the Tomball banking center, our three LPOs and the nine Community Home Loan LPOs. The lease for the Tomball location expires in May 2009, not including one five-year renewal option period which is available. Except for the Austin LPO, the leases for the other two LPOs are on an annual basis. The lease for the Austin LPO expires in May 2005. Eight of our nine leases for the Community Home Loan LPOs expire between July 2004 and May 2006, not including renewal periods available at our option, and the remaining lease is on a month-to-month basis.

      The following tables set forth specific information on each location:

Banking Centers

		Deposits at
Location	Address	March 31, 2004

		(Dollars in thousands)
La Grange	202 W. Colorado La Grange, Texas 78945	$96,104
Flatonia	205 East South Main Flatonia, Texas 78941	36,585
Gonzales	508 St. Louis Gonzales, Texas 78629	39,050
Weimar	201 N. Center Street Weimar, Texas 78962	10,426
New Braunfels	844 North Loop 37 New Braunfels, Texas 78131	29,686
Schulenburg	301 Bucek St. Schulenburg, Texas 78956	25,804
Dime Box	Bowes & Highway 141 Dime Box, Texas 77853	15,319

		Deposits at
Location	Address	March 31, 2004

		(Dollars in thousands)
Tomball	620 W. Main St. Tomball, Texas 77377-0170	$22,374
Pleasanton	1112 W. Oaklawn Drive Pleasanton, Texas 78064	21,200
Hempstead	1250 Austin Street Hempstead, Texas 77445	55,426
Waller	31250 FM 2920 Waller, Texas 77484	40,054
Cedar Park	650 E. Whitestone Blvd. Cedar Park, Texas 78613	21,909
Austin	12730 Research Blvd. Austin, Texas 78759	17,588
Lexington	8933 N. Hwy 77 Lexington, Texas 78747	6,456
Bryan Main	2900 Texas Avenue Bryan, Texas 77802	63,430
Bryan North	1500 N. Texas Avenue Bryan, Texas 77803	8,213
College Station	2202 Longmire College Station, Texas 77840	17,295
Liberty Hill	101 Bronco Blvd. Liberty Hill, Texas 78942	9,830

Loan Production Offices

Location	Number of LPOs

Austin	1
Houston	8
Kerrville	1
San Antonio	1
Temple	1

Legal Proceedings

      We and State Bank from time to time are involved in legal proceedings arising in the normal course of business. Other than proceedings incidental to our business, neither we nor State Bank is a party to, nor is any of our property the subject of, any material pending legal proceedings. Although the amount of any ultimate liability with respect to such matters cannot be determined, in the opinion of management, any such liability will not have a material adverse effect upon our consolidated financial condition, results of operations or cash flows.

MANAGEMENT

Directors and Executive Officers

      The following table sets forth the name, age and positions of each of our executive officers, certain executive officers of State Bank and our directors:

Name	Age	Positions

Thomas N. Adams	48	Executive Vice President and Chief Financial Officer of Texas United and State Bank

Melvin Barta	53	Chief Lending Officer of State Bank

Bruce Frenzel	56	Director of Texas United and State Bank

Malvin O. Green	54	Regional President of State Bank

Jonathan Kalich	49	Chief Operations Officer of State Bank

Michael Kulhanek	57	Director of Texas United and State Bank

Dayna McElreath	41	President of the Mortgage Division of State Bank

Lee D. Mueller, Jr.	67	Director of Texas United and State Bank

James D. Selman, Jr.	73	Director of Texas United and State Bank

Steve Stapp	48	Director of Retail Banking of State Bank

Michael Steinhauser	50	Director of Texas United and State Bank

L. Don Stricklin	45	Director of Texas United and State Bank; President and Chief Executive Officer of Texas United and State Bank

Ervan E. Zouzalik	67	Director of Texas United and State Bank and Chairman of the Board of Texas United and State Bank

      Thomas N. Adams. Mr. Adams joined State Bank and Texas United in 1998 and has been the Executive Vice President and Chief Financial Officer of both entities since that time. From 1992 to 1998, Mr. Adams was a partner at the accounting firm of Fisher, Herbst and Kemble, P.C. in San Antonio, Texas. He completed his post-graduate studies in Accounting and became a Certified Public Accountant in 1985. Mr. Adams holds a Bachelor of Science in Ag Economics from Texas A&M University.

      Melvin Barta. Mr. Barta joined State Bank in 1996 and has been the Chief Lending Officer of State Bank since January 2002. From 1996 to 2001, he served in various positions at State Bank including Executive Vice President and Senior Credit Officer. From 1982 to 1996, Mr. Barta held several positions at Victoria Bank & Trust, first as a lending officer, then as president of the Schulenburg location and then as the manager of the Employee Benefits section of the bank’s Trust Department. He is a Certified Public Accountant and received a Bachelor in Business Administration in Marketing from the University of Texas.

      Bruce Frenzel. Mr. Frenzel has been a director of State Bank since 1982 and a director of Texas United since June 1998. Since 1979, he has been the majority owner and President of BEFCO Engineering, Inc. He is a member of the La Grange Lions Club and the Industrial Foundation. Mr. Frenzel received a Bachelor of Science in Civil Engineering from the University of Houston.

      Malvin O. Green. Mr. Green joined Central Texas Bank of Gonzales, which was later merged into State Bank, in 1998, and has been Regional President of State Bank since 2001. From 1998 to 2001, he served as an Executive Vice President, Regional Manager and Chief Lending Officer for six State Bank locations. From 1985 to 1998, Mr. Green worked for First National Bank of Gonzales, and, after its acquisition, for Victoria Bank & Trust as a Lending Officer, a Bank President in Hallettsville and as a District Director and Regional Lender for twelve bank locations. He holds a Bachelor of Science in Pre-Law from Sam Houston State University and is a graduate of the Commercial Lending School of Bank of the South at LSU.

      Jonathan Kalich. Mr. Kalich has been Chief Operations Officer for Texas United since January 2002 and is responsible for Credit Administration, Data Processing, Information Technology, Security, Compliance and Internal Operations. From 1996 to 2001, he served as an Executive Vice President and Director of Operations for State Bank. He started with Flatonia State Bank, which was later merged into State Bank, in July 1977, and in his first twenty-four years with the bank, Mr. Kalich held key positions in operations, lending, compliance and data processing. He holds a Bachelor of Science in Ag Economics from Texas A&M University.

      Michael Kulhanek. Mr. Kulhanek has been the Owner and President of Mico Machine Company since 1979. He has served as a director of State Bank since 1987. From 1972 to 1979, he was a Sales Manager of Schindler Bros. Steel in Sealy, Texas. Mr. Kulhanek received a Bachelor of Arts from Southwest Texas University in 1971. He is a member of Sacred Heart Catholic Church and Noon Lions Club and is a past president of La Grange Chamber of Commerce and La Grange Little League.

      Dayna McElreath. Ms. McElreath joined State Bank in 1996 and has been President of the Mortgage Division of State Bank since January 2002. From 1996 to 2001, she served as an Executive Vice President and head of State Bank’s Mortgage Division. Prior to joining State Bank, Ms. McElreath worked at Bank One as Mortgage Division Sales Manager from 1991 to 1996. Prior to this, she worked as a Senior Mortgage Loan Officer in Austin for six years. Ms. McElreath received a Bachelor of Science in Journalism from the University of Texas.

      Lee D. Mueller, Jr. Mr. Mueller has been a director of Texas United since 1998 and a director of State Bank since 1995. He has been the owner of Live Oaks Farms for more than the past five years. Mr. Mueller holds a Bachelor of Arts from Texas Lutheran College, a Master of Divinity from Trinity Seminary in Columbus, Ohio and a Diploma of Law from LaSalle University.

      James D. Selman, Jr. Mr. Selman has been a director of State Bank since 1991 and a director of Texas United since June 1998. Mr. Selman is the owner of Selman Ranch in Gonzales, Texas. Mr. Selman serves on the Executive Committee of the National Cattleman’s Association and is Chairman of the Texas Beef Council. He received a Bachelor of Science and Masters degree in Animal Science from Texas A&M University.

      Steve Stapp. Mr. Stapp joined State Bank in 1997 and has been the Director of Retail Banking of State Bank since January 2002. From 1997 to 2001, he was State Bank’s Executive Vice President and Retail Manager over 11 of its banking centers. From 1992 to 1997, Mr. Stapp was President of The Country Bank in Charlotte, Texas. He is a graduate of the Southwest School of Banking at SMU. Mr. Stapp received a Bachelor of Science degree and a Masters degree in Ag Finance from Texas A&M University.

      Michael Steinhauser. Mr. Steinhauser has been a director of State Bank since 1991 and a director of Texas United since June 1998. He has been practicing law as a solo practitioner in Flatonia, Texas since 1981. Mr. Steinhauser received his Doctor of Jurisprudence from the University of Texas School of Law in 1978.

      L. Don Stricklin. Mr. Stricklin joined State Bank and Premier Bancshares, Inc., Texas United’s predecessor, in 1996 and has been President and Chief Executive Officer of both entities and their successors by merger since 1996. He has been a director of Texas United since 1998 and was a director of Premier Bancshares since 1996. Prior to joining State Bank, Mr. Stricklin held numerous management positions in the Bank One community banking division including Senior Vice President of Bank One Mortgage and President/ CEO of Bank One Abilene. Prior to this, he served as a National Bank Examiner with the Office of the Comptroller of the Currency. He received a Bachelor of Business Administration from Southwest Texas State University.

      Ervan E. Zouzalik. Mr. Zouzalik has been Chairman of the Board of Texas United since June 1998 and Chairman of the Board of State Bank since January 2002 and has served as a director of State Bank and its predecessor, Flatonia State Bank, since 1986. Mr. Zouzalik served as Vice Chairman of Flatonia State Bank from 1990 to 2001. Prior to joining Flatonia State Bank, Mr. Zouzalik served for twenty-four years in the U.S. Army, retiring as a Colonel. He holds a Bachelor of Science in Industrial Education and a Bachelor of Arts in Journalism from Texas A&M University and completed his MBA at the University of Texas in 1969.

Management Following the GNB Bancshares Merger

      After completion of the GNB Bancshares merger, our board of directors will consist of all of our current directors plus Riley C. Peveto and Jimmy Jack Biffle. Messrs. Peveto and Biffle will also join the board of directors of State Bank. Information regarding each of the proposed appointees is listed below.

      Riley C. Peveto. Mr. Peveto, age 60, has served as Chairman and Chief Executive Officer of GNB Financial since 1984 and Chairman and Chief Executive Officer of GNB Bancshares since its formation in 1989. From 1979 to 1984 he served as Chairman and Chief Executive Officer of Interfirst Branch Bank in Denison, Texas and from 1970 to 1977 he served as Chairman and Chief Executive Officer of First National Bank in Edinburg, Texas. Prior to that, he worked for the Comptroller of the Currency from 1967 to 1969. Mr. Peveto is the Chairman Elect of the Independent Bankers Association of Texas, past Chairman of TIB-The Independent BankersBank in Irving, Texas and Chairman of the North Texas Economic Development Foundation. Mr. Peveto received a Bachelor of Business Administration from Stephen F. Austin State University.

      Jimmy Jack Biffle. Mr. Biffle, age 65, has been a director of GNB Financial since 1985 and a director of GNB Bancshares since its formation in 1989. Mr. Biffle has been involved in oil production, farming and ranching and water well drilling for more than the past five years. He is the owner of York Feed Lot, Inc. and has an irrigated corn farming operation in York, Nebraska. Mr. Biffle has served on the Muenster Memorial Hospital Board, Muenster, Texas, Cooke County Electric Co-op and the North Texas Oil and Gas Producers Association. Mr. Biffle received his bachelors degree in agriculture from Texas A&M University in Commerce, Texas, formerly East Texas State University.

Board Structure and Compensation

Classes of our Board of Directors

      Our directors are divided into three classes that serve staggered three year terms, as follows:

Class I	Class II	Class III
(Term expiring in 2005)	(Term expiring in 2006)	(Term expiring in 2007)

Lee D. Mueller, Jr.	Bruce Frenzel	Michael Kulhanek
Michael Steinhauser	James D. Selman, Jr.	L. Don Stricklin
Ervan E. Zouzalik

      Any newly elected directors or additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors.

Committees of the Board of Directors

      Our board of directors has three committees, the Audit Committee, the Compensation Committee and the Corporate Governance and Nominating Committee, which are described below.

      Audit Committee. The primary purpose of the Audit Committee is to provide independent and objective oversight with respect to our financial reports and other financial information provided to shareholders and others, our internal controls and our audit, accounting and financial reporting processes generally. The Audit Committee reports to our board of directors concerning such matters. Our board of directors has adopted a written charter for the Audit Committee. A copy of the Audit Committee charter was attached as Appendix A to the proxy statement for our 2004 annual meeting of shareholders, which was filed with the Securities and Exchange Commission on April 23, 2004. The Audit Committee reviewed and discussed with management and the independent auditors our quarterly financial results and the financial statements prior to the filing of our quarterly reports on Form 10-Q and the annual report on Form 10-K.

      The Audit Committee is comprised of Bruce Frenzel, Lee D. Mueller, Jr. and Michael Kulhanek, each of whom is an “independent director” in accordance with the listing standards of the Nasdaq Stock Market. Our board of directors has determined that the Audit Committee does not have an “audit committee financial expert” as that term is defined in the rules and regulations of the Securities and Exchange Commission serving on the Audit Committee. The board has determined, however, that each member of the Audit Committee is able to read and understand fundamental financial statements and has substantial business experience and that at least one member of the Audit Committee has a level of experience and knowledge necessary to meet the requisite “financial sophistication” qualifications under the rules of The Nasdaq Stock Market, Inc. Accordingly, the board believes that the directors who serve on the Audit Committee have sufficient knowledge and experience necessary to fulfill the duties and obligations of the Audit Committee.

      Compensation Committee. The Compensation Committee is responsible for making recommendations to the board of directors with respect to the compensation of our executive officers and is responsible for the establishment of policies dealing with various compensation and employee benefit matters. The Compensation Committee also administers our stock option plans and makes recommendations to the board of directors as to option grants to our employees under such plans. The Compensation Committee currently consists of Lee D. Mueller, Jr., Bruce Frenzel, Michael Kulhanek, James D. Selman, Jr. and Michael Steinhauser, each of whom is an “independent director” in accordance with the Nasdaq Stock Market listing standards.

      Corporate Governance and Nominating Committee. The members of the Corporate Governance and Nominating Committee consist of Lee D. Mueller, Jr., Bruce Frenzel and Michael Steinhauser, each of whom is an “independent director” in accordance with the Nasdaq Stock Market listing standards. The Corporate Governance and Nominating Committee is responsible for considering and making recommendations to the board concerning the function and needs of the board, including:

•	regularly reviewing issues and developments related to corporate governance and recommending corporate governance standards to the board;

•	administering and overseeing compliance with our code of ethics;

•	establishing and reviewing responsibilities of key board committees, director continuing education and making recommendations to the board; and

•	soliciting input from the directors and, on an annual basis, conducting a review of the effectiveness of the operation of the board and its committees.

      The Corporate Governance and Nominating Committee is also responsible for making recommendations to the board regarding the membership of the board, including:

•	recommending to the board the slate of director nominees for election at the annual meeting of shareholders;

•	considering, recommending and recruiting candidates to fill any vacancies or new positions on the board, including candidates that may be recommended by shareholders;

•	establishing criteria for selecting new directors; and

•	reviewing the backgrounds and qualifications of possible candidates for director positions.

Compensation Committee Interlocks and Insider Participation

      During 2003, none of our executive officers served as (1) a member of a compensation committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of another entity, one of whose executive officers served on our Compensation Committee, (2) a director of another entity, one of whose executive officers served on our Compensation Committee or (3) a member of the compensation committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of another entity, one of whose executive officers served as one of our directors. In addition, none of the members of our Compensation Committee (a) was an officer or employee of us or any of our subsidiaries in 2003, (b) was formerly an officer or employee of us or any of our subsidiaries, or (c) had any relationship requiring disclosure under “Certain Relationships and Related Transactions.”

Compensation of Directors

      Each member of our board of directors who is not our employee or an employee of State Bank is paid $7,500 annually for serving as a director. The Audit Committee members receive $250 for attendance at each meeting. The Compensation Committee members and the Corporate Governance and Nominating Committee members receive $150 for attendance at each meeting. The same board fees are paid for meetings attended by teleconferencing. All of our independent directors have elected to defer all of their board fees under the Texas United Bancshares, Inc. Deferred Compensation Plan. The plan has been funded with insurance policies. Members of the board who are also employees are not paid separately for their services.

      All members of our board of directors are also directors of State Bank. Beginning in 2004, the board fees for each director of State Bank increased from $500 to $700 for each board meeting attended and each director of State Bank is paid $150 for each bank committee meeting attended. L. Don Stricklin, State Bank’s President and Chief Executive Officer, does not receive any fees for attendance at State Bank board or committee meetings. Ervan Zouzalik, State Bank’s Chairman of the Board, is paid an additional $325 for each State Bank board meeting attended.

Compensation of Executive Officers

      The following table presents information relating to total compensation of our president and chief executive officer and our four other most highly compensated executive officers (determined as of the end of the last fiscal year) (“named executive officers”) for each of the three fiscal years ended December 31, 2003 (adjusted to reflect the three-for-two stock split effective October 15, 2003):

Summary Compensation Table

						Long Term
						Compensation
		Annual Compensation
						Securities
					Other Annual	Underlying	All Other
Name and Principal Position	Year	Salary(1)		Bonus	Compensation(1)	Options	Compensation(2)

L. Don Stricklin	2003	$220,000		$85,000	$—	—	$10,800
President and	2002	220,000		85,000	—	—	5,400
Chief Executive Officer	2001	199,802		70,000	—	87,750	10,500

Ervan E. Zouzalik	2003	140,000		40,000	—	—	13,056	(3)
Chairman of the Board	2002	138,276		40,000	—	—	9,179	(3)
	2001	123,517		15,000	—	45,975	11,384	(3)

Thomas N. Adams	2003	110,000		20,000	—	—	6,438
Executive Vice	2002	109,616		45,000	—	—	2,988
President and	2001	99,750		25,000	—	30,900	5,384
Chief Financial Officer

Steve Stapp	2003	135,990		37,000	—	—	7,829
Director of Retail	2002	131,182		31,000	—	—	3,750
Banking of State Bank	2001	108,105		13,000	—	35,625	6,586

Dayna McElreath	2003	260,625	(4)	—	—	1,500	10,351
President of Mortgage	2002	230,862	(4)	10,500	—	—	4,802
Division of State Bank	2001	251,956	(4)	9,000	—	5,400	10,500

(1)	None of the named executive officers received Other Annual Compensation in excess of the lesser of $50,000 or 10% of that officer’s combined salary and bonus for the years indicated.

(2)	Consists of matching contributions made by us to our 401(k) Plan for the benefit of each respective executive officer.

(3)	Includes $6,000 paid to Mr. Zouzalik as a car allowance.

(4)	A significant portion of Ms. McElreath’s salary is based on commissions.

Option Grants in Last Fiscal Year

      The following table sets forth certain information concerning stock options granted to the named executive officers during the year ended December 31, 2003 (adjusted to give effect to the three-for-two stock split effective October 15, 2003):

Option Grants in Last Fiscal Year

	Individual Grants				Potential Realizable
Value at Assumed
		Percent of			Annual Rates of Stock
	Number of	Total Options			Price Appreciation for
	Securities	Granted to	Exercise		Option Term(2)
	Underlying	Employees in	Price Per	Expiration
Name	Options Granted	Fiscal Year(1)	Share	Date	5%	10%

L. Don Stricklin	—	—	—	—	—	—
Ervan E. Zouzalik	—	—	—	—	—	—
Thomas N. Adams	—	—	—	—	—	—
Steve Stapp	—	—	—	—	—	—
Dayna McElreath	1,500	44.44%	$13.63	6/5/2013	$12,839	$32,536

(1)	Options to purchase 3,375 shares of our common stock were granted to our employees during the year ended December 31, 2003.

(2)	These amounts represent certain assumed rates of appreciation based on the actual option term and annual compounding from the date of the grant. Actual gains, if any, on stock option exercises and common stock holdings are dependent on future performance of our common stock and overall stock market conditions. There can be no assurance that the stock appreciation amounts reflected in this table will be achieved.

Aggregated Option Exercises and Fiscal Year-End Option Values

      The following table sets forth certain information concerning each stock option exercise during the year ended December 31, 2003 by each of the named executive officers and the number and end value of unexercised options held by such named executive officers at December 31, 2003 (adjusted to give effect to the three-for-two stock split effective October 15, 2003):

			Number of Securities
			Underlying Unexercised		Value of Unexercised In-the
			Options at		Money Options at
	Shares		December 31, 2003		December 31, 2003(2)
	Acquired on	Value
Name	Exercise	Realized(1)	Exercisable	Unexercisable	Exercisable	Unexercisable

L. Don Stricklin	15,000	$120,525	72,750	—	$821,475	$—
Ervan E. Zouzalik	7,500	51,975	33,157	—	336,048	—
Thomas N. Adams	1,050	8,737	29,850	—	302,421	—
Steve Stapp	—	—	35,625	—	380,568	—
Dayna McElreath	900	4,203	3,000	3,000	14,040	10,590

(1)	The “value realized” represents the difference between the exercise price of the option and the market price of the option shares on the date of exercise without considering any taxes which may have been owed.

(2)	The value is based on $16.01 per share, which was the closing price of the common stock as reported on the Nasdaq National Market on December 31, 2003.

Stock Option Plans and Agreements

1998 Incentive Stock Option Plan

      In 1998, our board of directors adopted the Texas United Bancshares, Inc. 1998 Incentive Stock Option Plan. Under the 1998 Plan, 337,500 shares of common stock are reserved for issuance pursuant to qualified incentive stock options. The 1998 Plan is intended to provide additional incentive to our officers and key employees and to officers and key employees of State Bank to increase their personal financial interest in our success, and to encourage them to remain employed with us and State Bank. The exercise price and vesting period of each option is set at the time the option is granted and governed by the terms of individual option agreements between us and the optionee; provided, that in no event will the price be less than the fair market value of our common stock on the day of the grant. Options granted under the 1998 Plan generally must be exercised within ten years following the date of grant or no later than three months after the optionee’s termination of employment with us, if earlier.

      As of December 31, 2003, options to purchase an aggregate of 236,964 shares of our common stock under the 1998 Plan were outstanding and 15,331 shares were available for future grants.

Nonqualified Stock Option Agreements

      In addition to the options granted under the 1998 Plan, we entered into non-qualified stock option agreements with two executive officers, L. Don Stricklin and Steve Stapp, in 1996 and 1997. The options to acquire 50,625 shares of common stock granted under these agreements are not made pursuant to a plan. The vesting schedule and purchase price of the options are in accordance with the terms of the respective agreements. The options are fully vested and have ten-year terms. Upon a merger or consolidation in which we are not the surviving entity, or a reorganization, dissolution or liquidation of us, the options which are not yet exercised prior to completion of the transaction will terminate. No options were granted, exercised, forfeited or expired under any non-qualified option agreement during 2003.

Assumed Plans

      On July 31, 2002, we completed our merger with The Bryan-College Station Financial Holding Company. The options to purchase shares of Bryan-College Station common stock which were outstanding at the effective time of the merger were converted into options to purchase 2,836 shares of our common stock at an exercise price of $18.26 per share. The converted options are governed by the original plans under which they were issued. There were 2,398 options outstanding under these plans as of March 31, 2004.

2004 Stock Incentive Plan

      In July 2004, our board of directors established the Texas United Bancshares, Inc. 2004 Stock Incentive Plan (2004 Plan), which is subject to approval by our shareholders. The 2004 Plan authorizes the issuance of up to 250,000 shares of common stock upon the exercise of options granted under the 2004 Plan or upon the grant of restricted stock awards granted under the 2004 Plan; provided that no options or awards will be granted under the 2004 Plan until our shareholders approve the plan. We intend to present the 2004 Plan to our shareholders for approval at our special meeting of shareholders at which shareholders will consider and vote upon approval of the merger agreement with GNB Bancshares. The following summary of the material features of the 2004 Plan is qualified in its entirety by reference to the copy of the plan which has been filed as an exhibit to the registration statement, of which this prospectus forms a part.

      Administration. The 2004 Plan will be administered by our Compensation Committee, which is comprised solely of independent directors. The Compensation Committee will have the authority to determine and designate from time to time the employees and directors (awardees) eligible to receive grants of options or other awards and to determine the vesting, restrictions and other terms of the agreements representing such options or awards, as the case may be, subject to approval by a majority of our outside directors (as determined under Section 162(m) of the Internal Revenue Code). The Compensation Committee will also be authorized to interpret the 2004 Plan and the respective award agreements executed under the 2004 Plan and to make all other determinations with respect to the 2004 Plan.

      Shares Available for Issuance. The 2004 Plan provides for the reservation of 250,000 shares of our common stock for issuance upon the exercise of options or upon the grant of restricted stock awards granted under the plan. If an award expires or is terminated, the shares that were subject to the unexercised portion of the award will be available for future awards granted under the 2004 Plan.

      Types of Awards. The 2004 Plan provides for the granting of incentive stock options (ISOs), nonqualified stock options and shares of restricted stock. A summary of each type of award is as follows:

Stock Options

      A stock option confers upon the awardee the right to purchase a certain number of shares of our common stock at an established exercise price. Our Compensation Committee may authorize the grant of options that are either ISOs or nonqualified stock options.

      The exercise price of each ISO and nonqualified stock option granted under the 2004 Plan is determined by our Compensation Committee, except that in the case of an ISO, the exercise price may not be less than the fair market value of a share of our common stock on the date the ISO is granted. Each option is exercisable for a period not to exceed ten years. For each option, the Compensation Committee will establish (1) the term of the option, (2) the time or period of time in which the option will vest, (3) the form of payment due upon exercise of the option and (4) the treatment of the option upon the awardee’s termination of employment or service.

      To the extent that the aggregate fair market value (determined in the manner prescribed by the 2004 Plan) of our common stock with respect to which ISOs may be exercisable for the first time by any awardee during any calendar year under all of our plans exceeds $100,000, the ISOs shall be treated as nonqualified stock options. Any ISO granted to a holder of 10% or more of our common stock must (a) have an option price of at least 110% of the fair market value of our common stock subject to the option and (b) must not be exercisable after five years from the date of the grant.

Restricted Stock Awards

      A grant of shares of restricted stock represents shares of our common stock that are subject to restrictions on disposition and the obligation of the awardee to forfeit and surrender the shares under certain circumstances (forfeiture restrictions). The Compensation Committee has sole discretion to determine the forfeiture restrictions and may provide that such forfeiture restrictions shall lapse upon (1) the attainment of targets established by the Compensation Committee, (2) the awardee’s continued employment or service with us for a specified period of time or (3) a combination of any two or more of the factors listed in clauses (1) and (2). Each award of restricted stock may have different forfeiture restrictions. Except to the extent limited under the terms of the 2004 Plan and any agreement relating to the award of restricted stock, an awardee granted restricted stock shall have all of the rights of a shareholder including, without limitation, the right to vote restricted stock or the right to receive dividends thereon.

      At the time of the award of restricted stock, the Compensation Committee may prescribe additional terms, conditions or restrictions including, but not limited to, rules related to the termination of employment or service of the awardee prior to the lapse of the forfeiture restrictions. The Compensation Committee may determine the amount and form of any payment for the shares of common stock received pursuant to an award of restricted stock, however, if no such determination is made, an awardee must pay only to the extent required by law.

      Amendment and Termination. Our board of directors may amend or terminate the 2004 Plan at any time, except that without shareholder approval, it may not make any amendment which would

(1) increase the maximum number of shares of common stock which may be issued pursuant to the provisions of the 2004 Plan (other than adjustments for reason of a stock dividend or distribution, stock split or similar events), (2) change the exercise price of an option, (3) materially modify the eligibility requirements for participation in the 2004 Plan, (4) change the class of employees, directors or consultants eligible to receive awards or materially increase the benefits accruing to such participants under the 2004 Plan, (5) extend the maximum period during which awards may be granted under the 2004 Plan or (6) decrease the authority of the Compensation Committee in contravention of Rule 16b-3 of the Securities Exchange Act of 1934, as amended. Except with respect to awards then outstanding, if not sooner terminated, the 2004 Plan terminates and no further awards shall be granted after the expiration of ten years from the date of its adoption.

      Recapitalization or Change in Control. The 2004 Plan includes customary provisions providing for proportionate adjustments in the number of shares subject to outstanding awards and the exercise prices in the event of stock dividends, stock splits and other events. In addition, upon the occurrence of (a) a merger or consolidation in which we are not the surviving corporation, (b) the merger of or consolidation of a subsidiary bank of ours into an entity other than a wholly-owned subsidiary of ours, (c) our dissolution or liquidation, (d) any person, group or entity acquires or gains ownership or control of more than 50% of our outstanding shares of common stock, (e) as a result of or in connection with a contested election of our directors, the persons who were our directors before such election shall cease to constitute a majority of the board of directors or (f) a sale or disposition of substantially all of our assets, all outstanding awards shall immediately vest and become exercisable or satisfiable, as applicable. If a change in control occurs, the Compensation Committee may determine that a restricted stock award will terminate within a specified number of days, and the holders of such awards will receive an amount of cash per share subject to such award equal to the per share price offered to shareholders in such change in control or the fair market value per share of the shares into which the awards are exercisable, as determined by the Compensation Committee (change in control value). With respect to options, in the event of a change in control the Compensation Committee may direct that one of the following occurs: (1) determine a date after which all unexercised options terminate, (2) cancel the options of selected awardees in exchange for an amount of cash per share equal to the excess, if any, of the change in control value of the shares subject to the options over the exercise price for such shares, (3) adjust the outstanding options as the Compensation Committee deems necessary or (4) convert all outstanding options into options to acquire shares of the successor entity with the same terms as the options immediately prior to the merger or consolidation.

Stock Appreciation Rights

      In 1998, our board of directors adopted the Texas United Bancshares, Inc. Stock Appreciation Rights Plan. Pursuant to the plan, we have entered into stock appreciation rights agreements with certain key employees, directors and advisors. Each award agreement grants a recipient rights to the appreciation in the fair market value (as defined in the plan) of a stated number of shares of our common stock. The rights become fully vested and are exercisable under the terms of the respective agreements. Although the appreciation of the rights is payable in whole shares of our common stock valued at fair market value on the date of exercise or in cash at our sole discretion, it is the intention of our board of directors that all stock appreciation rights will be paid in cash.

      Generally, the stock appreciation rights terminate on the earliest of ten years from the date of grant or the date the employee terminates employment with us. Upon a change in control of our company (as defined in the plan), all stock appreciation rights previously granted become fully vested and immediately exercisable for common stock or cash as described above. The number of rights issued under the plan as of December 31, 2003, 2002 and 2001 were 70,012, 67,162 and 67,162, respectively. Operations are charged or credited for the aggregate appreciation or depreciation of the rights. Our expense for appreciation of the rights was $229,000, $78,000 and $91,000 in 2003, 2002 and 2001, respectively.

Deferred Compensation Plans

      We have entered into deferred compensation agreements with our directors and one executive officer, Thomas N. Adams. Under the agreements with our directors, each participant may elect to defer up to 100% of the fees received from attendance at regular scheduled board meetings. Under the agreement with Mr. Adams, he may elect to defer up to 20% of his annual base salary. State Bank has entered into similar agreements with its directors, including L. Don Stricklin. Under both of these groups of plans, we and State Bank, as the case may be, have agreed to accrue interest on the deferral account balance for each agreement at an annual rate equal to 10%, compounded monthly. Participants become vested in the interest credited to their account at the rate of 10% per plan year, such that at the end of ten years, the participant is 100% vested. The payments under the deferred compensation agreements are funded by life insurance policies on such persons.

Benefit Plan

      We have established an employee savings plan pursuant to Section 401(k) of the Internal Revenue Code covering substantially all employees. Under the 401(k) plan, participating employees may contribute a portion of their pretax earnings and allocate the contributions among one or more investment options. We match 3% of each employee’s contributions on a discretionary basis, up to 3% of the employee’s annual compensation. We also provide a 3% profit sharing match to all eligible employees. Our expense for matching contributions was $453,000, $216,000 and $332,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

      Many of our directors, executive officers and principal shareholders (i.e., those who own 10% or more of our common stock), and directors and executive officers of State Bank and their associates (which include corporations, partnerships and other organizations in which they are officers or partners or in which they and their immediate families have at least a 5% interest) are customers of State Bank. During 2003, State Bank made loans in the ordinary course of business to our directors, executive officers and principal shareholders and the directors and executive officers of State Bank and their associates, all of which were on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with persons unaffiliated with us and did not involve more than the normal risk of collectibility or present other unfavorable features. Loans to our directors, executive officers and principal shareholders and the directors and executive officers of State Bank are subject to limitations contained in the Federal Reserve Act, the principal effect of which is to require that extensions of credit by State Bank to our executive officers, directors and principal shareholders, and the directors and executive officers of State Bank, satisfy the foregoing standards. As of March 31, 2004, all of such loans aggregated $787,000, which was approximately 1.9% of our Tier 1 capital at such date. We expect State Bank to have such transactions or transactions on a similar basis in the future with our directors, executive officers and principal shareholders and the directors and executive officers of State Bank and their associates.

BENEFICIAL STOCK OWNERSHIP

BY PRINCIPAL SHAREHOLDERS AND MANAGEMENT

      The following table sets forth as of July 1, 2004 the beneficial ownership of our common stock by all (1) directors, (2) named executive officers, (3) holders of more than 5% of our common stock and (4) directors and named executive officers as a group. Unless otherwise indicated, based on information furnished by such shareholders, we believe that each person has sole voting and investment power with respect to all shares beneficially owned by such person and the address of each shareholder is the same as our address.

			Percentage Beneficially
	Number of		Owned
	Shares
	Beneficially		Before	After
Name of Beneficial Owner	Owned		Offering(1)	Offering(2)

Thomas N. Adams	30,150	(3)	* %	* %
Bruce Frenzel	21,405		*	*
Michael Kulhanek	63,990		1.59	1.06
Dayna McElreath	5,455	(4)	*	*
Lee D. Mueller, Jr.	248,075		6.16	4.12
James D. Selman, Jr.	7,500		*	*
Steve Stapp	35,625	(5)	*	*
Michael Steinhauser	19,392		*	*
L. Don Stricklin	87,750	(6)	2.14	1.44
Ervan E. Zouzalik	125,340	(7)	3.10	2.07
Directors and named executive officers as a group (10 persons)	644,682		15.38	10.41

*	Indicates ownership which does not exceed 1.0%.

(1)	The percentage beneficially owned was calculated based on 4,024,553 shares of common stock outstanding as of July 1, 2004. The percentage assumes the exercise by the shareholder or group named in each row of all options for the purchase of our common stock held by such shareholder or group and exercisable within 60 days.

(2)	The percentage beneficially owned was calculated based on 6,024,553 shares of common stock outstanding and assumes the issuance of 2,000,000 shares of our common stock in connection with this offering and that the underwriters will not exercise their option to purchase additional shares to cover over-allotments, if any. The percentage also assumes the exercise by the shareholder or group named in each row of all options for the purchase of our common stock held by such shareholder or group and exercisable within 60 days.

(3)	Includes 29,850 shares that may be acquired pursuant to the exercise of fully vested stock options.

(4)	Includes 3,000 shares that may be acquired pursuant to the exercise of fully vested stock options.

(5)	Consists of 35,625 shares that may be acquired pursuant to the exercise of fully vested stock options.

(6)	Includes 72,750 shares that may be acquired pursuant to the exercise of fully vested stock options.

(7)	Includes 25,340 shares that may be acquired pursuant to the exercise of fully vested stock options.

SUPERVISION AND REGULATION

Supervision and Regulation

      The supervision and regulation of bank holding companies and their subsidiaries is intended primarily for the protection of depositors, the deposit insurance funds of the FDIC and the banking system as a whole, and not for the protection of the bank holding company shareholders or creditors. The banking agencies have broad enforcement power over bank holding companies and banks including the power to impose substantial fines and other penalties for violations of laws and regulations.

      The following description summarizes some of the laws to which we and State Bank are subject. References in the following description to applicable statutes and regulations are brief summaries of these statutes and regulations, do not purport to be complete, and are qualified in their entirety by reference to such statutes and regulations.

Texas United

      We are a financial holding company pursuant to the Gramm-Leach-Bliley Act and a bank holding company registered under the Bank Holding Company Act of 1956, as amended (BHCA). Accordingly, we are subject to supervision, regulation and examination by the Board of Governors of the Federal Reserve System (Federal Reserve Board). The Gramm-Leach-Bliley Act, the BHCA and other federal laws subject financial and bank holding companies to particular restrictions on the types of activities in which they may engage, and to a range of supervisory requirements and activities, including regulatory enforcement actions for violations of laws and regulations.

      Regulatory Restrictions on Dividends; Source of Strength. It is the policy of the Federal Reserve Board that bank holding companies should pay cash dividends on common stock only out of income available over the past year and only if prospective earnings retention is consistent with the organization’s expected future needs and financial condition. The policy provides that a bank holding company should not maintain a level of cash dividends that undermines the bank holding company’s ability to serve as a source of strength to its banking subsidiaries.

      Under Federal Reserve Board policy, a bank holding company is expected to act as a source of financial strength to each of its banking subsidiaries and commit resources to their support. Such support may be required at times when, absent this Federal Reserve Board policy, a holding company may not be inclined to provide it. As discussed below, a bank holding company in certain circumstances could be required to guarantee the capital plan of an undercapitalized banking subsidiary.

      In the event of a bank holding company’s bankruptcy under Chapter 11 of the U.S. Bankruptcy Code, the trustee will be deemed to have assumed and is required to cure immediately any deficit under any commitment by the debtor holding company to any of the federal banking agencies to maintain the capital of an insured depository institution. Any claim for breach of such obligation will generally have priority over most other unsecured claims.

      Scope of Permissible Activities. Under the BHCA, bank holding companies generally may not acquire a direct or indirect interest in, or control of more than 5% of the voting shares of, any company that is not a bank or bank holding company, or engage in activities other than those of banking, managing or controlling banks or furnishing services to or performing services for its subsidiaries, except that it may engage in, directly or indirectly, various activities that the Federal Reserve Board has determined to be so closely related to banking or managing and controlling banks as to be a proper incident thereto. In approving acquisitions or the addition of activities, the Federal Reserve Board considers whether the acquisition or the additional activities can reasonably be expected to produce benefits to the public, such as greater convenience, increased competition, or gains in efficiency, that outweigh such possible adverse effects as undue concentration of resources, decreased or unfair competition, conflicts of interest or unsound banking practices.

      Notwithstanding the foregoing, the Gramm-Leach-Bliley Act, effective March 11, 2000, eliminated the barriers to affiliations among banks, securities firms, insurance companies and other financial service providers, and permits bank holding companies to become financial holding companies and thereby affiliate with securities firms and insurance companies and engage in other activities that are financial in nature. The Gramm-Leach-Bliley Act defines “financial in nature” to include securities underwriting, dealing and market making, sponsoring mutual funds and investment companies, insurance underwriting and agency, merchant banking activities, and activities that the Federal Reserve Board has determined to be closely related to banking. No regulatory approval is generally required for a financial holding company to acquire a company, other than a bank or savings association, engaged in activities that are financial in nature or incidental to activities that are financial in nature, as determined by the Federal Reserve Board.

      Under the Gramm-Leach-Bliley Act, a bank holding company may become a financial holding company by filing a declaration with the Federal Reserve Board if each of its subsidiary banks is well capitalized under FDICIA prompt corrective action provisions, is well managed, and has at least a satisfactory rating under the Community Reinvestment Act of 1977 (CRA).

      While the Federal Reserve Board serves as the “umbrella” regulator for financial holding companies and has the power to examine banking organizations engaged in new activities, regulation and supervision of activities which are financial in nature or determined to be incidental to such financial activities are handled along functional lines. Accordingly, activities of subsidiaries of a financial holding company are regulated by the agency or authorities with the most experience regulating that activity as it is conducted in a financial holding company.

      Safe and Sound Banking Practices. Bank holding companies are not permitted to engage in unsafe and unsound banking practices. The Federal Reserve Board’s Regulation Y, for example, generally requires a holding company to give the Federal Reserve Board prior notice of any redemption or repurchase of its own equity securities, if the consideration to be paid, together with the consideration paid for any repurchases or redemptions in the preceding year, is equal to 10% or more of the holding company’s consolidated net worth. The Federal Reserve Board may oppose the transaction if it believes that the transaction would constitute an unsafe or unsound practice or would violate any law or regulation. Depending upon the circumstances, the Federal Reserve Board could take the position that paying a dividend would constitute an unsafe or unsound banking practice.

      The Federal Reserve Board has broad authority to prohibit activities of bank holding companies and their nonbanking subsidiaries which represent unsafe and unsound banking practices or which constitute violations of laws or regulations, and can assess civil money penalties for certain activities conducted on a knowing and reckless basis, if those activities caused a substantial loss to a depository institution. The penalties can be as high as $1.0 million for each day the activity continues.

      Anti-Tying Restrictions. Bank holding companies and their affiliates are prohibited from tying the provision of certain services, such as extensions of credit, to other services offered by a holding company or its affiliates.

      Capital Adequacy Requirements. The Federal Reserve Board has adopted a system using risk-based capital guidelines to evaluate the capital adequacy of bank holding companies. Under the guidelines, specific categories of assets are assigned different risk weights, based generally on the perceived credit risk of the asset. These risk weights are multiplied by corresponding asset balances to determine a “risk-weighted” asset base. The guidelines require a minimum total risk-based capital ratio of 8.0% (of which at least 4.0% is required to consist of Tier 1 capital elements). Total capital is the sum of Tier 1 and Tier 2 capital. As of March 31, 2004, our ratio of Tier 1 capital to total risk-weighted assets was 9.61% and our ratio of total capital to total risk-weighted assets was 10.56%.

      In addition to the risk-based capital guidelines, the Federal Reserve Board uses a leverage ratio as an additional tool to evaluate the capital adequacy of bank holding companies. The leverage ratio is a company’s Tier 1 capital divided by its average total consolidated assets. Certain highly rated bank holding companies may maintain a minimum leverage ratio of 3.0%, but other bank holding companies are required to maintain a leverage ratio of 4.0%. As of March 31, 2004, our leverage ratio was 6.46%.

      The federal banking agencies’ risk-based and leverage ratios are minimum supervisory ratios generally applicable to banking organizations that meet certain specified criteria, assuming that they have the highest regulatory rating. Banking organizations not meeting these criteria are expected to operate with capital positions well above the minimum ratios. The federal bank regulatory agencies may set capital requirements for a particular banking organization that are higher than the minimum ratios when circumstances warrant. Federal Reserve Board guidelines also provide that banking organizations experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels, without significant reliance on intangible assets.

      Imposition of Liability for Undercapitalized Subsidiaries. Bank regulators are required to take “prompt corrective action” to resolve problems associated with insured depository institutions whose capital declines below certain levels. In the event an institution becomes “undercapitalized,” it must submit a capital restoration plan. The capital restoration plan will not be accepted by the regulators unless each company having control of the undercapitalized institution guarantees the subsidiary’s compliance with the capital restoration plan until the subsidiary is adequately capitalized for four successive calendar quarters and provides appropriate assurances of performance. Any such guarantee from a depository institution’s holding company is entitled to a priority of payment in bankruptcy.

      The aggregate liability of the holding company of an undercapitalized bank is limited to the lesser of 5% of the institution’s assets at the time it became undercapitalized or the amount necessary to cause the institution to be “adequately capitalized.” The bank regulators have greater power in situations where an institution becomes “significantly” or “critically” undercapitalized or fails to submit a capital restoration plan. For example, a bank holding company controlling such an institution can be required to obtain prior Federal Reserve Board approval of proposed dividends, or might be required to consent to a consolidation or to divest the troubled institution or other affiliates.

      Acquisitions by Bank Holding Companies. The BHCA requires every bank holding company to obtain the prior approval of the Federal Reserve Board before it may acquire all or substantially all of the assets of any bank, or ownership or control of any voting shares of any bank, if after such acquisition it would own or control, directly or indirectly, more than 5% of the voting shares of such bank. In approving bank acquisitions by bank holding companies, the Federal Reserve Board is required to consider the financial and managerial resources and future prospects of the bank holding company and the banks concerned, the convenience and needs of the communities to be served, and various competitive factors.

      Control Acquisitions. The Change in Bank Control Act prohibits a person or group of persons from acquiring “control” of a bank holding company unless the Federal Reserve Board has been notified and has not objected to the transaction. Under a rebuttable presumption established by the Federal Reserve Board, the acquisition of 10% or more of a class of voting stock of a bank holding company with a class of securities registered under Section 12 of the Exchange Act, such as us, would, under the circumstances set forth in the presumption, constitute acquisition of control of us.

      In addition, any entity is required to obtain the approval of the Federal Reserve Board under the BHCA before acquiring 25% (5% in the case of an acquiror that is a bank holding company) or more of our outstanding common stock, or otherwise obtaining control or a “controlling influence” over us.

State Bank

      State Bank is a Texas-chartered banking association, the deposits of which are insured by the Bank Insurance Fund (BIF). State Bank is not a member of the Federal Reserve System; therefore, State Bank is subject to supervision and regulation by the FDIC and the Texas Banking Department. Such supervision and regulation subject State Bank to special restrictions, requirements, potential enforcement actions and periodic examination by the FDIC and the Texas Banking Department. Because the Federal

Reserve Board regulates the bank holding company parent of State Bank, the Federal Reserve Board also has supervisory authority which directly affects State Bank.

      Equivalence to National Bank Powers. The Texas Constitution, as amended in 1986, provides that a Texas-chartered bank has the same rights and privileges that are or may be granted to national banks domiciled in Texas. To the extent that the Texas laws and regulations may have allowed state-chartered banks to engage in a broader range of activities than national banks, the FDICIA has operated to limit this authority. FDICIA provides that no state bank or subsidiary thereof may engage as principal in any activity not permitted for national banks, unless the institution complies with applicable capital requirements and the FDIC determines that the activity poses no significant risk to the insurance fund. In general, statutory restrictions on the activities of banks are aimed at protecting the safety and soundness of depository institutions and the interests of depositors.

      Financial Modernization. Under the Gramm-Leach-Bliley Act, a national bank may establish a financial subsidiary and engage, subject to limitations on investment, in activities that are financial in nature, other than insurance underwriting as principal, insurance company portfolio investment, real estate development, real estate investment and annuity issuance. To do so, a bank must be well capitalized, well managed and have a CRA rating of satisfactory or better. Subsidiary banks of a financial holding company or national banks with financial subsidiaries must remain well capitalized and well managed in order to continue to engage in activities that are financial in nature without regulatory actions or restrictions. Such actions or restrictions could include divestiture of the “financial in nature” subsidiary or subsidiaries. In addition, a financial holding company or a bank may not acquire a company that is engaged in activities that are financial in nature unless each of the subsidiary banks of the financial holding company or the bank has a CRA rating of satisfactory of better. Although the powers of state chartered banks are not specifically addressed in the Gramm-Leach-Bliley Act, Texas-chartered banks such as State Bank, will have the same if not greater powers as national banks through the parity provision contained in the Texas Constitution.

      Branching. Texas law provides that a Texas-chartered bank can establish a branch anywhere in Texas provided that the branch is approved in advance by the Texas Banking Department. The branch must also be approved by the FDIC, which considers a number of factors, including financial history, capital adequacy, earnings prospects, character of management, needs of the community and consistency with corporate powers.

      Restrictions on Transactions with Affiliates and Insiders. Transactions between State Bank and its nonbanking subsidiaries and/or affiliates, including us, are subject to Section 23A of the Federal Reserve Act. In general, Section 23A imposes limits on the amount of such transactions, and also requires certain levels of collateral for loans to affiliated parties. It also limits the amount of advances to third parties which are collateralized by our securities or obligations or the securities or obligations of our subsidiaries.

      Affiliate transactions are also subject to Section 23B of the Federal Reserve Act which generally requires that certain transactions between State Bank and its affiliates be on terms substantially the same, or at least as favorable to State Bank, as those prevailing at the time for comparable transactions with or involving other nonaffiliated persons. The Federal Reserve has also issued Regulation W which codifies prior regulations under Sections 23A and 23B of the Federal Reserve Act and interpretive guidance with respect to affiliate transactions.

      The restrictions on loans by insured institutions to directors, executive officers, principal shareholders and their related interests (collectively referred to herein as “insiders”) contained in the Federal Reserve Act and Regulation O apply to all insured institutions and their subsidiaries and holding companies. These restrictions include limits on loans to one borrower and conditions that must be met before such a loan can be made. There is also an aggregate limitation on all loans to insiders and their related interests. These loans cannot exceed the institution’s total unimpaired capital and surplus, and the FDIC may determine that a lesser amount is appropriate. Insiders are subject to enforcement actions for knowingly accepting loans in violation of applicable restrictions.

      Restrictions on Distribution of Subsidiary Bank Dividends and Assets. Dividends paid by State Bank have provided our operating funds and for the foreseeable future it is anticipated that dividends paid by State Bank to us will continue to be our source of operating funds. Capital adequacy requirements serve to limit the amount of dividends that may be paid by State Bank. Under federal law, State Bank cannot pay a dividend if, after paying the dividend, State Bank will be “undercapitalized.” The FDIC may declare a dividend payment to be unsafe and unsound even though State Bank would continue to meet its capital requirements after the dividend. Because we are a legal entity separate and distinct from our subsidiaries, our right to participate in the distribution of assets of any subsidiary upon the subsidiary’s liquidation or reorganization will be subject to the prior claims of the subsidiary’s creditors. In the event of a liquidation or other resolution of an insured depository institution, the claims of depositors and other general or subordinated creditors are entitled to a priority of payment over the claims of holders of any obligation of the institution to its shareholders, including any depository institution holding company (such as us) or any shareholder or creditor thereof.

      Examinations. The FDIC periodically examines and evaluates insured banks. Based on such an evaluation, the FDIC may revalue the assets of the institution and require that it establish specific reserves to compensate for the difference between the FDIC-determined value and the book value of such assets. The Texas Banking Department also conducts examinations of state banks but may accept the results of a federal examination in lieu of conducting an independent examination.

      Audit Reports. Insured institutions with total assets of $500 million or more must submit annual audit reports prepared by independent auditors to federal and state regulators. In some instances, the audit report of the institution’s holding company can be used to satisfy this requirement. Auditors must receive examination reports, supervisory agreements and reports of enforcement actions. In addition, financial statements prepared in accordance with generally accepted accounting principles, management’s certifications concerning responsibility for the financial statements, internal controls and compliance with legal requirements designated by the FDIC, and an attestation by the auditor regarding the statements of management relating to the internal controls must be submitted. For institutions with total assets of more than $3 billion, independent auditors may be required to review quarterly financial statements. FDICIA requires that independent audit committees be formed, consisting of outside directors only. The committees of such institutions must include members with experience in banking or financial management, must have access to outside counsel, and must not include representatives of large customers.

      Capital Adequacy Requirements. The FDIC has adopted regulations establishing minimum requirements for the capital adequacy of insured institutions. The FDIC may establish higher minimum requirements if, for example, a bank has previously received special attention or has a high susceptibility to interest rate risk.

      The FDIC’s risk-based capital guidelines generally require state banks to have a minimum ratio of Tier 1 capital to total risk-weighted assets of 4.0% and a ratio of total capital to total risk-weighted assets of 8.0%. The capital categories have the same definitions for State Bank as they do for us. As of March 31, 2004, State Bank’s ratio of Tier 1 capital to total risk-weighted assets was 9.94% and its ratio of total capital to total risk-weighted assets was 10.89%.

      The FDIC’s leverage guidelines require state banks to maintain Tier 1 capital of no less than 4.0% of average total assets, except in the case of certain highly rated banks for which the requirement is 3.0% of average total assets. The Texas Banking Department has issued a policy that generally requires state chartered banks to maintain a leverage ratio (defined in accordance with federal capital guidelines) of 6.0%. As of March 31, 2004, State Bank’s ratio of Tier 1 capital to average total assets (leverage ratio) was 6.71%.

      Corrective Measures for Capital Deficiencies. The federal banking regulators are required to take “prompt corrective action” with respect to capital-deficient institutions. Agency regulations define, for each capital category, the levels at which institutions are “well-capitalized,” “adequately capitalized,” “under capitalized,” “significantly under capitalized” and “critically under capitalized.” A “well-capitalized” bank has a total risk-based capital ratio of 10.0% or higher; a Tier 1 risk-based capital ratio of 6.0% or higher; a leverage ratio of 5.0% or higher; and is not subject to any written agreement, order or directive requiring it to maintain a specific capital level for any capital measure. An “adequately capitalized” bank has a total risk-based capital ratio of 8.0% or higher; a Tier 1 risk-based capital ratio of 4.0% or higher; a leverage ratio of 4.0% or higher (3.0% or higher if the bank was rated a composite 1 in its most recent examination report and is not experiencing significant growth); and does not meet the criteria for a well-capitalized bank. A bank is “under capitalized” if it fails to meet any one of the ratios required to be adequately capitalized. State Bank is classified as “well-capitalized” for purposes of the FDIC’s prompt corrective action regulations.

      In addition to requiring undercapitalized institutions to submit a capital restoration plan, agency regulations contain broad restrictions on certain activities of undercapitalized institutions including asset growth, acquisitions, branch establishment and expansion into new lines of business. With certain exceptions, an insured depository institution is prohibited from making capital distributions, including dividends, and is prohibited from paying management fees to control persons if the institution would be undercapitalized after any such distribution or payment.

      As an institution’s capital decreases, the FDIC’s enforcement powers become more severe. A significantly undercapitalized institution is subject to mandated capital raising activities, restrictions on interest rates paid and transactions with affiliates, removal of management and other restrictions. The FDIC has only very limited discretion in dealing with a critically undercapitalized institution and is required to appoint a receiver or conservator except in very limited circumstances.

      Banks with risk-based capital and leverage ratios below the required minimums may also be subject to certain administrative actions, including the termination of deposit insurance upon notice and hearing, or a temporary suspension of insurance without a hearing in the event the institution has no tangible capital.

      Deposit Insurance Assessments. State Bank must pay assessments to the FDIC for federal deposit insurance protection. The FDIC has adopted a risk-based assessment system as required by FDICIA. Under this system, FDIC-insured depository institutions pay insurance premiums at rates based on their risk classification. Institutions assigned to higher risk classifications (that is, institutions that pose a greater risk of loss to their respective deposit insurance funds) pay assessments at higher rates than institutions that pose a lower risk. An institution’s risk classification is assigned based on its capital levels and the level of supervisory concern the institution poses to the regulators. In addition, the FDIC can impose special assessments in certain instances. The current range of BIF assessments is between 0% and 0.17% of deposits for “well-capitalized” institutions.

      The FDIC established a process for raising or lowering all rates for insured institutions semi-annually if conditions warrant a change. Under this system, the FDIC has the flexibility to adjust the assessment rate schedule twice a year without seeking prior public comment, but only within a range of five cents per $100 above or below the premium schedule adopted. Changes in the rate schedule outside the five cent range above or below the current schedule can be made by the FDIC only after a full rulemaking with opportunity for public comment.

      In addition to BIF assessments, banks insured under the BIF are required to pay a portion of the interest due on bonds that were issued by the Financing Corporation (FICO) to help shore up the ailing Federal Savings and Loan Insurance Corporation in 1987. With regard to the assessment for the FICO obligation, for the second quarter 2004, both the BIF and SAIF rates were 0.0154% of deposits.

      Enforcement Powers. The FDIC and the other federal banking agencies have broad enforcement powers, including the power to terminate deposit insurance, impose substantial fines and other civil and criminal penalties and appoint a conservator or receiver. Failure to comply with applicable laws, regulations and supervisory agreements could subject Texas United or its banking subsidiaries, as well as officers, directors and other institution-affiliated parties of these organizations, to administrative sanctions and potentially substantial civil money penalties. The appropriate federal banking agency may appoint the FDIC as conservator or receiver for a banking institution (or the FDIC may appoint itself, under certain circumstances) if any one or more of a number of circumstances exist, including, without limitation, the fact that the banking institution is undercapitalized and has no reasonable prospect of becoming adequately capitalized; fails to become adequately capitalized when required to do so; fails to submit a timely and acceptable capital restoration plan; or materially fails to implement an accepted capital restoration plan. The Texas Banking Department also has broad enforcement powers over State Bank, including the power to impose orders, remove officers and directors, impose fines and appoint supervisors and conservators.

      Brokered Deposit Restrictions. Adequately capitalized institutions cannot accept, renew or roll over brokered deposits except with a waiver from the FDIC, and are subject to restrictions on the interest rates that can be paid on such deposits. Undercapitalized institutions may not accept, renew, or roll over brokered deposits.

      Cross-Guarantee Provisions. The Financial Institutions Reform, Recovery and Enforcement Act of 1989 (FIRREA) contains a “cross-guarantee” provision which generally makes an insured depository institution liable to the FDIC for any losses incurred in connection with the failure of a commonly controlled depository institution.

      Community Reinvestment Act. The CRA and the regulations issued thereunder are intended to encourage banks to help meet the credit needs of their service area, including low and moderate income neighborhoods, consistent with the safe and sound operations of the banks. These regulations also provide for regulatory assessment of a bank’s record in meeting the needs of its service area when considering applications to establish branches, merger applications and applications to acquire the assets and assume the liabilities of another bank. FIRREA requires federal banking agencies to make public a rating of a bank’s performance under the CRA. In the case of a bank holding company, the CRA performance record of the banks involved in the transaction are reviewed in connection with the filing of an application to acquire ownership or control of shares or assets of a bank or to merge with any other bank holding company. An unsatisfactory record can substantially delay or block the transaction. State Bank received a “satisfactory” rating on its most recent CRA performance evaluation.

      Consumer Laws and Regulations. In addition to the laws and regulations discussed herein, State Bank is also subject to certain consumer laws and regulations that are designed to protect consumers in transactions with banks. While the list set forth herein is not exhaustive, these laws and regulations include the Truth in Lending Act, the Truth in Savings Act, the Electronic Funds Transfer Act, the Expedited Funds Availability Act, the Equal Credit Opportunity Act, and the Fair Housing Act, among others. These laws and regulations mandate certain disclosure requirements and regulate the manner in which financial institutions must deal with customers when taking deposits or making loans to such customers. State Bank must comply with the applicable provisions of these consumer protection laws and regulations as part of their ongoing customer relations.

      Privacy. In addition to expanding the activities in which banks and bank holding companies may engage, the Gramm-Leach-Bliley Act also imposed new requirements on financial institutions with respect to customer privacy. The Gramm-Leach-Bliley Act generally prohibits disclosure of customer information to non-affiliated third parties unless the customer has been given the opportunity to object and has not objected to such disclosure. Financial institutions are further required to disclose their privacy policies to customers annually. Financial institutions, however, will be required to comply with state law if it is more protective of customer privacy than the Gramm-Leach-Bliley Act.

USA PATRIOT Act of 2001

      The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA PATRIOT) Act of 2001 was enacted in October 2001. The USA PATRIOT Act is intended to strengthen the ability of U.S. law enforcement and the intelligence communities to work cohesively to combat terrorism on a variety of fronts. The potential impact of the USA PATRIOT Act on financial institutions of all kinds is significant and wide ranging. The USA PATRIOT Act contains a broad range of anti-money laundering and financial transparency laws and requires various regulations, including: (i) due diligence requirements for financial institutions that administer, maintain, or manage private bank accounts or correspondent accounts for non-U.S. persons; (ii) standards for verifying customer identification at account opening; (iii) rules to promote cooperation among financial institutions, regulators and law enforcement entities in identifying parties that may be involved in terrorism or money laundering; (iv) reports by nonfinancial trades and businesses filed with the Treasury Department’s Financial Crimes Enforcement Network for transactions exceeding $10,000; and (v) filing of suspicious activities reports involving securities by brokers and dealers if they believe a customer may be violating U.S. laws and regulations.

Instability of Regulatory Structure

      Various legislation, such as the Gramm-Leach-Bliley Act which expanded the powers of banking institutions and bank holding companies, and proposals to overhaul the bank regulatory system and limit the investments that a depository institution may make with insured funds, is from time to time introduced in Congress. Such legislation may change banking statutes and our operating environment and the operating environment of our banking subsidiaries in substantial and unpredictable ways. We cannot determine the ultimate effect that any potential legislation, if enacted, or implemented regulations with respect thereto, would have, upon our consolidated financial condition or results of operations.

Expanding Enforcement Authority

      One of the major additional burdens imposed on the banking industry by FDICIA is the increased ability of banking regulators to monitor the activities of banks and their holding companies. In addition, the Federal Reserve Board and FDIC are possessed of extensive authority to police unsafe or unsound practices and violations of applicable laws and regulations by depository institutions and their holding companies. For example, the FDIC may terminate the deposit insurance of any institution which it determines has engaged in an unsafe or unsound practice. The agencies can also assess civil money penalties, issue cease and desist or removal orders, seek injunctions, and publicly disclose such actions. FDICIA, FIRREA and other laws have expanded the agencies’ authority in recent years, and the agencies have not yet fully tested the limits of their powers.

Effect on Economic Environment

      The policies of regulatory authorities, including the monetary policy of the Federal Reserve Board, have a significant effect on the operating results of bank holding companies and their subsidiaries. Among the means available to the Federal Reserve Board to affect the money supply are open market operations in U.S. government securities, changes in the discount rate on member bank borrowings, and changes in reserve requirements against member bank deposits. These means are used in varying combinations to influence overall growth and distribution of bank loans, investments and deposits, and their use may affect interest rates charged on loans or paid for deposits.

      Federal Reserve Board monetary policies have materially affected the operating results of commercial banks in the past and are expected to continue to do so in the future. We cannot predict the nature of future monetary policies and the effect of such policies on our business and earnings.

DESCRIPTION OF OUR CAPITAL STOCK

      The following description is a summary of the material terms of our common stock and our preferred stock. For a more detailed description, please read our articles of incorporation and bylaws which are filed as exhibits to the registration statement of which this prospectus forms a part.

General

      We have authorized two classes of stock: (1) 20,000,000 authorized shares of common stock, par value $1.00 per share, 4,016,736 shares of which are issued and outstanding as of March 31, 2004; and

(2) 500,000 authorized shares of preferred stock, no par value per share, none of which have been issued. The following summary is qualified in its entirety by reference to our articles of incorporation and bylaws.

Common Stock

      Voting Rights. The holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of shareholders. Holders of shares of our common stock do not have cumulative voting rights in the election of directors, which means that the holders of more than 50% of the shares of our common stock voting for the nominees for director can elect all of the nominees.

      Dividend Rights. Subject to preferences that may be applicable to any outstanding preferred stock, holders of our common stock are entitled to receive ratably dividends when, as and if declared by our board of directors out of funds legally available for the payment of dividends.

      Liquidation Rights. Subject to the rights of any outstanding preferred stock, in the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to share pro rata in all of the assets remaining after payment of liabilities and liquidation preferences, if any, on any outstanding shares of our preferred stock.

      Assessment and Redemption. All of the outstanding shares of our common stock are fully paid and nonassessable. The common stock may not be voluntarily redeemed.

      Other. Holders of our common stock have no subscription, sinking fund, conversion or preemptive rights.

Preferred Stock

      We are authorized to issue 500,000 shares of preferred stock. The preferred stock is available for issuance from time to time for various purposes as determined by our board of directors, including making future acquisitions, raising additional equity capital and financing. Subject to certain limits set by our articles of incorporation, the preferred stock may be issued on such terms and conditions, and at such times and in such situations, as our board in its sole discretion determines to be appropriate, without any further approval or action by our shareholders, unless otherwise required by laws, rules, regulations or agreements applicable to us.

      Moreover, except as otherwise limited by our articles of incorporation or applicable laws, rules or regulations, our board has the sole authority to determine the relative rights and preferences of the preferred stock and any series thereof without shareholder approval. Our articles of incorporation require all shares of preferred stock to be identical, except as to the following characteristics, which may vary between different series of preferred stock:

•	dividend rate, preference of dividend with respect to any other class or series of stock, and cumulativity, non-cumulativity or partial cumulativity of dividends;

•	redemption price and terms, including, to the extent permitted by law, the manner in which shares are to be chosen for redemption if less than all the shares of a series are to be redeemed;

•	sinking fund provisions, if any, for the redemption or purchase of shares;

•	the amount payable upon shares in the event of voluntary or involuntary liquidation, dissolution or winding up;

•	the terms and conditions on which shares may be converted, if the shares of any series are issued with the privilege of conversion;

•	conditions or restrictions on the creation of debt or the issuance of any additional shares of capital stock; and

•	voting rights.

      Our board does not intend to seek shareholder approval prior to any issuance of preferred stock or any series thereof, unless otherwise required by law or the rules of any applicable securities exchange or quotation system. Under Texas law, shareholder approval prior to the issuance of shares of our common stock is required in connection with certain mergers. Frequently, opportunities arise that require prompt action, such as the possible acquisition of a property or business or the private sale of securities, and it is the belief of our board that the delay necessary for shareholder approval of a specific issuance could be to our detriment and the detriment of our shareholders.

      The preferred stock could be deemed to have an anti-takeover effect in that, if a hostile takeover situation should arise, shares of preferred stock could be issued to purchasers sympathetic with our management or others in such a way as to render more difficult or to discourage a merger, tender offer, proxy contest, the assumption of control by a holder of a large block of our securities or the removal of incumbent management.

      The effects of the issuance of the preferred stock on the holders of common stock could include:

•	reduction of the amount otherwise available for payments of dividends on common stock if dividends are payable on the series of preferred stock;

•	restrictions on dividends on our common stock if dividends on the series of preferred stock are in arrears;

•	dilution of the voting power of our common stock if the series of preferred stock has voting rights, including a possible “veto” power if the series of preferred stock has class voting rights;

•	dilution of the equity interest of holders of our common stock if the series of preferred stock is convertible, and is converted, into our common stock; and

•	restrictions on the rights of holders of our common stock to share in our assets upon liquidation until satisfaction of any liquidation preference granted to the holders of the series of preferred stock.

Texas Law and Certain Provisions of our Articles of Incorporation and Bylaws

      Certain provisions of Texas law, including the Texas Business Corporation Act (TBCA), our articles of incorporation and our bylaws could make more difficult our acquisition by means of a tender offer, a proxy contest or otherwise and the removal of our incumbent officers and directors. These provisions are intended to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to negotiate first with us.

      The following discussion is a summary of certain material provisions of our articles of incorporation and our bylaws, copies of which are filed as exhibits to the registration statement of which this prospectus forms a part.

      Classified Board of Directors. Under our articles of incorporation and bylaws, our board of directors is classified into three classes, with the directors being elected for staggered, three-year terms. The classification of our board of directors will have the effect of making it more difficult to change the composition of our board of directors, because at least two annual meetings of the shareholders would be required to change the control of the board of directors rather than one. In addition, our bylaws provide that directors may be removed by the shareholders only for cause and that vacancies on our board of directors may be filled by the remaining directors; provided, however, that our current directors who were former directors of South Central Texas Bancshares, Inc. have the right to nominate the individuals to fill any vacancy created when a former South Central director ceases to be a director and our current directors who were former directors or Premier Bancshares, Inc. have the right to nominate the individuals to fill any vacancy created when a former Premier Bancshares directors ceases to be a director.

      Advance Notice of Shareholder Proposals and Nominations. Any one or more of our shareholders may nominate one or more persons for election as a director of us or propose business to be conducted at a meeting of shareholders if the shareholder complies with the prior notice and information provisions in our bylaws.

      In order for a director nomination to be timely, a shareholder’s notice must be received by us at our principal executive office no later than 90 days prior to the date of the shareholders’ meeting at which directors are to be elected; provided, however, that in the event that we give less than 100 days notice or prior disclosure of such meeting, the notice must be received by us within ten days of the date of notice or disclosure of the meeting by us.

      To submit a recommendation of a director candidate, a shareholder must submit the following information to us in writing, addressed to the Chairman of our Corporate Governance and Nominating Committee, care of our Corporate Secretary, at our principal executive office:

1.	The name of the person recommended as a director candidate;

2.	All information relating to such person that is required to be disclosed in solicitations of proxies for election of directors pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended;

3.	The written consent of the person being recommended as a director candidate to being named in the proxy statement as a nominee and to serving as a director if elected;

4.	As to the shareholder making the recommendation, the name and address, as they appear on our books, of such shareholder; provided, however, that if the shareholder is not a registered holder of our common stock, the shareholder should submit his or her name and address along with a current written statement from the record holder of the shares that reflects ownership of our common stock; and

5.	A statement disclosing whether such shareholder is acting with or on behalf of any other person and, if applicable, the identify of such person.

      In order for a proposal for business intended to be presented at our annual meeting of shareholders to be timely, a shareholder’s notice must be received by us at our principal executive office no earlier than 90 days prior to, or later than 60 days prior to, the first anniversary of the preceding year’s annual meeting date; provided, however, that in the event the annual meeting is more than 30 days before or more than 60 days after the anniversary date, the notice must be received by us no earlier than 90 days prior to, or later than 60 days prior to, the annual meeting or within ten days of the date we publicly announce the meeting date.

      Special Meetings of Shareholders. Our articles of incorporation provide that special meetings of our shareholders can be called only by a majority of our board of directors, our President or the holders of not less than a majority of all shares of our stock entitled to vote at the meeting. This provision has the effect of making it more difficult for our shareholders to call special meetings.

      Increased Shareholder Vote Required for Certain Actions. Although our bylaws generally provide that the vote or approval of the holders of a majority of the shares of our stock entitled to vote on a matter will be sufficient to approve such matter, our articles of incorporation increase to 70% the required shareholder approval level for certain actions such as a merger or a consolidation in which we will not be the surviving entity, or a share exchange or a sale or lease of substantially all of our assets. This provision has the effect of enabling the holders of 30.1% of our common stock to effectively veto these types of extraordinary transactions.

      Action by Written Consent Without Unanimous Written Consent. Under the TBCA, no action required or permitted to be taken at an annual or special meeting of shareholders may be taken by written consent in lieu of a meeting of shareholders without the unanimous written consent of all shareholders unless the articles of incorporation specifically allow action by less than unanimous consent. Our articles of incorporation provide that shareholders may act by written consent in lieu of a meeting if the consent is signed by the holders of shares representing not less than the minimum number of votes necessary to take such action at a meeting of shareholders.

Business Combinations with Certain Persons

      We are subject to the provisions of the Texas Business Combination Law (Articles 13.01 through 13.08 of the TBCA), which provide that a Texas corporation such as us may not engage in certain business combinations, including mergers, consolidations and asset sales, with a person, or an affiliate or associate of such person, who is an “Affiliated Shareholder” (generally defined as the holder of 20% or more of the corporation’s voting shares) for a period of three years from the date such person became an Affiliated Shareholder unless: (1) the business combination or purchase or acquisition of shares made by the Affiliated Shareholder was approved by the board of directors of the corporation before the Affiliated Shareholder became an Affiliated Shareholder or (2) the business combination was approved by the affirmative vote of the holders of at least two-thirds of the outstanding voting shares of the corporation not beneficially owned by the Affiliated Shareholder, at a meeting of shareholders called for that purpose (and not by written consent), not less than six months after the Affiliated Shareholder became an Affiliated Shareholder.

      The Texas Business Combination Law is not applicable to:

•	the business combination of a corporation:

(a)	where the corporation’s original charter or bylaws contain a provision expressly electing not to be governed by the Texas Business Combination Law;

(b)	that adopts an amendment to its charter or bylaws before December 31, 1997, expressly electing not to be governed by the Texas Business Combination Law; or

(c)	that adopts an amendment to its charter or bylaws after December 31, 1997, by the affirmative vote of the holders, other than Affiliated shareholders, of at least two-thirds of the outstanding voting shares of the corporation, expressly electing not to be governed by the Texas Business Combination Law;

•	a business combination of a corporation with an Affiliated Shareholder that became an Affiliated Shareholder inadvertently, if the Affiliated Shareholder:

(a)	as soon as practicable divests itself of enough shares to no longer be an Affiliated Shareholder; and

(b)	would not at any time within the three year period preceding the announcement of the business combination have been an Affiliated Shareholder but for the inadvertent acquisition;

•	a business combination with an Affiliated Shareholder that was the beneficial owner of 20% or more of the outstanding voting shares of the corporation on December 31, 1996, and continuously until the announcement date of the business combination;

•	a business combination with an Affiliated Shareholder who became an Affiliated Shareholder through a transfer of shares of the corporation by will or intestate succession and continuously was such an Affiliated Shareholder until the announcement date of the business combination; and

•	a business combination of a corporation with a wholly owned subsidiary if the subsidiary is not an affiliate or associate of the Affiliated Shareholder other than by reason of the Affiliated Shareholder’s beneficial ownership of the voting shares of the corporation.

      Neither our articles of incorporation nor bylaws contain any provision expressly providing that we will not be subject to the Texas Business Combination Law. The Texas Business Combination Law may have the effect of inhibiting a non-negotiated merger or other business combination involving us, even if such event would be beneficial to our shareholders.

Transfer Agent and Registrar

      The transfer agent and registrar for our common stock is U.S. Stock Transfer Corporation.

UNDERWRITING

      Subject to the terms and conditions of the underwriting agreement between us and the underwriters named below, for whom Stifel, Nicolaus & Company, Incorporated and Hoefer & Arnett, Incorporated are acting as representatives, the underwriters have severally agreed to purchase from us, and we have agreed to sell to them, an aggregate of 2,000,000 shares of our common stock in the numbers set forth below opposite their respective names.

Number of
Underwriters	Shares

Stifel, Nicolaus & Company, Incorporated
Hoefer & Arnett, Incorporated

Total	2,000,000

      Under the terms and conditions of the underwriting agreement, the underwriters are committed to accept and pay for all of the shares of our common stock in this offering, if any are taken. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of a non-defaulting underwriter may be increased or, in certain cases, the underwriting agreement may be terminated. In the underwriting agreement, the obligations of the underwriters are subject to approval of certain legal matters by their counsel, including, without limitation, the authorization and the validity of the shares of our common stock, and to various other conditions contained in the underwriting agreement, such as receipt by the underwriters of officers’ certificates and legal opinions.

      The underwriters propose to offer the shares of our common stock directly to the public at the public offering price set forth on the cover page of this prospectus, and to certain securities dealers (who may include the underwriters) at this price, less a concession not in excess of $                    per share of our common stock. The underwriters may allow, and the selected dealers may reallow, a concession not in excess of $                     per share of our common stock to certain brokers and dealers. After the shares of our common stock are released for sale to the public, the offering price and other selling terms may from time to time be changed by the underwriters.

      We have granted to the underwriters an option, exercisable within 30 days after the date of this prospectus, to purchase up to 300,000 additional shares of our common stock at the initial public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. If the underwriters purchase any of the additional shares of our common stock under this option, each underwriter will be committed to purchase the additional shares of our common stock in approximately the same proportion allocated to them in the table above. The underwriters may exercise the option only for the purpose of covering over-allotments, if any, made in connection with the distribution of our shares of common stock being offered.

      The following table shows the per share, total offering price of the shares offered, the total underwriting discounts and commissions that we will pay to the underwriters, and the proceeds we will receive before expenses. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option to purchase additional shares. See “Use of Proceeds” on page 25.

		Total if the Over-	Total if the Over-
		Allotment is	Allotment is
	Per Share	Not Exercised	Exercised in Full

Public offering price	$	$	$
Underwriting discounts and commissions
Underwriting discounts and commissions for sales to persons identified by us
Proceeds, before expenses, to us

      The expenses of the offering, exclusive of the underwriting discounts and commissions, are estimated at $500,000 and are payable by us.

      The offering of the shares of our common stock is made for delivery when, as and if accepted by the underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offering without notice. The underwriters reserve the right to reject any order for the purchase of the shares of our common stock.

      We, and our executive officers and directors, have agreed, for a period of 180 days after the date of this prospectus, not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions is to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of the representatives of the underwriters.

      We have agreed to indemnify the several underwriters against, or contribute to payments the underwriters may be required to make in respect of, several liabilities, including liabilities under the Securities Act of 1933.

      The common stock is traded on the Nasdaq National Market under the symbol “TXUI.”

      In connection with the offering, the underwriters may engage in transactions that are intended to stabilize, maintain or otherwise affect the price of the shares of our common stock during and after the offering.

•	Stabilizing transactions permit bids to purchase shares of our common stock so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment transactions involve sales by the underwriters of shares of our common stock in excess of the number of shares the underwriters are obligated to purchase. This creates a syndicate short position which may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which they may purchase shares through exercise of the over-allotment option. If the underwriters sell more shares than could be covered by exercise of the over-allotment option and, therefore, have a naked short position, the position can be closed out only by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of the shares in the open market that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when any shares of our common stock originally sold by that syndicate member are purchased in a stabilizing or syndicate cover transaction to cover syndicate short positions.

      The effect of these transactions may be to stabilize or maintain the market price of the shares of our common stock at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of the shares of our common stock to the extent that it discourages resales. No representation is made as to the magnitude or effect of any such stabilization or other transactions. Such transactions may be effected in the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

      In connection with this offering, some underwriters and any selling group members who are qualified market makers on the Nasdaq National Market may engage in passive market making transactions in our common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Securities Act. Rule 103 permits passive market making during the period when Regulation M would otherwise prohibit market making activity by the participants in our common stock offering. Passive market making may occur during the business day before the pricing of our offering, before the commencement of offers or sales of our common stock. Passive market makers must comply with applicable volume and price limitations and must be identified as a passive market maker. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for the security. If all independent bids are lowered below the bid of the passive market maker, however, the bid must then be lowered when purchase limits are exceeded. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker’s average daily trading volume in our common stock during a specified period and must be discontinued when that limit is reached. The underwriters and other dealers are not required to engage in passive market making and may end passive market making activities at any time.

      Hoefer & Arnett, Incorporated, presently serves as our financial advisor in connection with our pending merger with GNB Bancshares, Inc., the transaction for which a portion of the proceeds from the sale of the common stock are planned to be used. As our financial advisor for this merger, Hoefer & Arnett, Incorporated assisted us in evaluating the pending merger with GNB Bancshares, Inc. and has rendered an opinion to our board of directors as to the fairness, from a financial point of view, to us of the consideration to be paid by us in the proposed merger. We will compensate Hoefer & Arnett, Incorporated for its services as our financial advisor for the merger and for rendering an opinion to our board of directors. Under the rules of the NASD, Hoefer & Arnett, Incorporated’s compensation for such services may be considered by the NASD to be compensation for the sale of our common stock even though such compensation is not intended for or contingent upon the sale of our common stock. In addition, the underwriters and their affiliates have provided in the past and may provide in the future investment banking services for us or our affiliates for which they would expect to receive customary fees and commissions.

LEGAL MATTERS

      Certain legal matters with respect to the validity of the shares of our common stock offered by this prospectus will be passed upon for by us by Bracewell & Patterson, L.L.P., Houston, Texas. Certain legal matters with respect to the common stock offered by this prospectus will be passed upon for the underwriters by Lewis, Rice & Fingersh, LC, St. Louis, Missouri.

EXPERTS

      Our consolidated financial statements as of December 31, 2003 and 2002 and for each of the three years in the period ended December 31, 2003 included in this prospectus have been audited by Grant Thornton LLP, an independent registered public accounting firm, as indicated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

      The consolidated financial statements of GNB Bancshares, Inc. as of December 31, 2003 and 2002 and for each of the three years in the period ended December 31, 2003 included in this prospectus have been audited by McGladrey & Pullen, LLP, an independent registered public accounting firm, as indicated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION ABOUT US

      We file reports, proxy statements and other information with the Securities and Exchange Commission under the Securities Exchange Act of 1934. You may read and copy this information at the SEC’s Public Reference Room, 450 Fifth Street, N.W., Washington, D.C. 20549.

      You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy and information statements and other information about issuers, like us, who file electronically with the SEC. The address of that site is http://www.sec.gov.

      After this offering, we will continue to be subject to the information and reporting requirements of the Securities Exchange Act. As a result, we will continue to file annual, quarterly and other reports, proxy statements and other information with the SEC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

OF TEXAS UNITED BANCSHARES, INC.

TEXAS UNITED BANCSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	March 31,	December 31,
	2004	2003

	(Unaudited)

	(In thousands,
	except share data)
ASSETS
Cash and cash equivalents:
Cash and due from banks	$17,572	$17,268
Federal funds sold and other temporary investments	1,913	—

Total cash and cash equivalents	19,485	17,268
Investment securities available-for-sale, at fair value	180,318	184,547
Loans, net	384,252	376,628
Loans held for sale	18,495	3,810
Premises and equipment, net	26,397	25,802
Accrued interest receivable	2,871	2,984
Goodwill	9,528	9,073
Core deposit intangibles	367	393
Mortgage servicing rights	4,470	4,475
Other assets	12,537	12,704

Total assets	$658,720	$637,684

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits:
Noninterest-bearing	$96,457	$96,337
Interest-bearing	440,292	404,799

Total deposits	536,749	501,136
Federal funds purchased	—	6,891
Other liabilities	7,131	6,646
Borrowings	57,837	71,875
Securities sold under repurchase agreements	3,793	784
Junior subordinated deferrable interest debentures	12,365	12,365

Total liabilities	617,875	599,697

Commitments and contingencies	—	—
Shareholders’ equity:
Preferred stock, $1.00 par value, 500,000 shares authorized, none of which are issued and outstanding	—	—
Common stock, $1.00 par value, 20,000,000 shares authorized; 4,022,831 shares issued and 4,016,736 shares outstanding as of March 31, 2004 and 4,008,192 shares issued and 4,002,097 shares outstanding as of December 31, 2003	4,023	4,008
Additional paid-in capital	17,118	16,911
Retained earnings	18,705	17,422
Accumulated other comprehensive income	1,116	(237)
Less treasury stock, at cost	(117)	(117)

Total shareholders’ equity	40,845	37,987

Total liabilities and shareholders’ equity	$658,720	$637,684

See accompanying notes to condensed consolidated financial statements

TEXAS UNITED BANCSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	For the Three
	Months Ended
	March 31,

	2004	2003

	(In thousands,
	except per
	share data)
	(Unaudited)
Interest income:
Loans	$7,517	$7,580
Investment securities:
Taxable	1,587	1,264
Tax-exempt	98	151
Federal funds sold and other temporary investments	4	9

Total interest income	9,206	9,004

Interest expense:
Deposits	1,789	1,933
Federal funds purchased	14	40
Borrowings	473	490
Subordinated notes and debentures	—	87
Junior subordinated deferrable interest debentures	266	183

Total interest expense	2,542	2,733

Net interest income	6,664	6,271
Provision for loan losses	150	800

Net interest income after provision for loan losses	6,514	5,471

Non-interest income:
Service charges on deposit accounts	1,597	1,609
Mortgage servicing revenue	208	1,019
Gain on sale of investment securities, net	77	231
Other non-interest income	2,022	721

Total non-interest income	3,904	3,580

Non-interest expense:
Employee compensation and benefits	4,274	3,456
Occupancy	1,088	1,121
Other non-interest expense	2,788	2,913

Total non-interest expense	8,150	7,490

Income before provision for income taxes	2,268	1,561
Provision for income taxes	703	430

Net income	$1,565	$1,131

Earnings per common share:
Basic	$0.39	$0.29
Diluted	$0.37	$0.27
Dividends declared per common share:
Basic	$0.07	$0.07
Diluted	$0.07	$0.07
Weighted average shares outstanding:
Basic	4,010	3,965
Diluted	4,193	4,120

See accompanying notes to condensed consolidated financial statements

TEXAS UNITED BANCSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	For the Three
	Months Ended
	March 31,

	2004	2003

	(In thousands)
	(Unaudited)
Net income	$1,565	$1,131
Other comprehensive income, net of tax:
Unrealized holding gains on investment securities arising during the period	1,404	646
Less: reclassification adjustment for gains included in net income	51	152

Other comprehensive income	1,353	494

Total comprehensive income	$2,918	$1,625

See accompanying notes to condensed consolidated financial statements

TEXAS UNITED BANCSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

Year Ended December 31, 2003 and
Three Months Ended March 31, 2004

					Accumulated
	Common Stock		Additional		Other	Treasury
			Paid-in	Retained	Comprehensive	Stock
	Shares	Amount	Capital	Earnings	Income (Loss)	at Cost	Total

	(In thousands, except share amounts)
Balance at January 1, 2003	2,646,139	$2,646	$16,683	$14,594	$1,612	$(117)	$35,418
Net income	—	—	—	5,241	—	—	5,241
Unrealized loss on securities, net of tax and reclassification adjustment	—	—	—	—	(1,849)	—	(1,849)

Other comprehensive income	—	—	—	—	—	—	3,392
Three-for-two stock split	1,331,403	1,331	—	(1,331)	—	—	—
Issuance of common stock upon exercise of employee stock options	30,650	31	234	—	—	—	265
Cash paid in lieu of fractional shares	—	—	(6)	—	—	—	(6)
Dividends	—	—	—	(1,082)	—	—	(1,082)

Balance at December 31, 2003	4,008,192	$4,008	$16,911	$17,422	$(237)	$(117)	$37,987

					Accumulated
	Common Stock		Additional		Other	Treasury
			Paid-in	Retained	Comprehensive	Stock
	Shares	Amount	Capital	Earnings	Income (Loss)	at Cost	Total

	(In thousands, except share amounts)
	(Unaudited)
Balance at January 1, 2004	4,008,192	$4,008	$16,911	$17,422	$(237)	$(117)	$37,987
Net income	—	—	—	1,565	—	—	1,565
Unrealized gain on securities, net of tax and reclassification adjustment	—	—	—	—	1,353	—	1,353

Other comprehensive income	—	—	—	—	—	—	2,918
Issuance of common stock upon exercise of employee stock options	2,874	3	19	—	—	—	22
Issuance of common stock in connection with the acquisition of Community Home Loan, Inc.	11,765	12	188	—	—	—	200
Dividends	—	—	—	(282)	—	—	(282)

Balance at March 31, 2004	4,022,831	$4,023	$17,118	$18,705	$1,116	$(117)	$40,845

See accompanying notes to condensed consolidated financial statements

TEXAS UNITED BANCSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Three Months
	Ended March 31,

	2004	2003

	(In thousands)
	(Unaudited)
Cash flows from operating activities:
Net income	$1,565	$1,131
Adjustments to reconcile net income to net cash (used) provided by operating activities net of effects of acquisition:
Depreciation and amortization	750	791
Impairment on mortgage servicing rights	—	817
Provision for loan losses	150	800
Gain on sales of securities, net	(77)	(231)
Loss on sale of other real estate and premises and equipment	13	21
Gain on sale of loans	(293)	(135)
Amortization of premium, net of discounts on securities	303	329
Changes in:
Loans held for sale	(5,169)	29,661
Other assets	270	(815)
Other liabilities	(288)	(927)

Net cash (used) provided by operating activities	(2,776)	31,442

Cash flows from investing activities net of effects of acquisition:
Purchases of securities available-for-sale	(22,304)	(76,460)
Proceeds from sales, maturities, and principal paydowns of securities available-for-sale	27,659	45,682
Net change in loans	(7,485)	(1,711)
Proceeds from sale of other real estate, loans and premises and equipment	306	135
Acquisition of Community Home Loan, Inc. (net of cash acquired of $762)	(255)	—
Purchases of premises and equipment	(999)	(1,045)

Net cash used by investing activities	(3,078)	(33,399)

Cash flows from financing activities net of effects of acquisition:
Net change in:
Deposits	35,613	21,680
Other borrowings	(23,402)	(1,856)
Federal funds purchased	(6,891)	(12,715)
Subordinated notes and debentures	—	(3,241)
Securities sold under repurchase agreements	3,009	—
Net proceeds from issuance of common stock upon exercise of employee stock options	22	43
Dividends paid	(280)	(264)

Net cash provided by financing activities	8,071	3,647

Net increase in cash and cash equivalents	2,217	1,690
Cash and cash equivalents at beginning of period	17,268	20,574

Cash and cash equivalents at end of period	$19,485	$22,264

See accompanying notes to condensed consolidated financial statements

TEXAS UNITED BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	Basis of Presentation

      The unaudited condensed consolidated financial statements include the accounts of Texas United Bancshares, Inc. (the “Company”) and its wholly-owned subsidiaries Texas United Nevada, Inc. (“TUNI”), State Bank (the “Bank”), and Community Home Loan, Inc. (“CHL”). All material intercompany accounts and transactions have been eliminated in the consolidated report of the Company.

      The accompanying unaudited condensed consolidated financial statements were prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions for Form 10-Q. In the opinion of management, the unaudited condensed consolidated financial statements reflect all adjustments, consisting only of normal and recurring adjustments, necessary to present fairly the Company’s consolidated financial position at March 31, 2004, the Company’s consolidated results of operations for the three months ended March 31, 2004 and 2003, consolidated cash flows for the three months ended March 31, 2004 and 2003, and consolidated changes in shareholders’ equity for the three months ended March 31, 2004 and the year ended December 31, 2003. Interim period results are not necessarily indicative of results of operations or cash flows for a full-year period. The 2003 year-end consolidated balance sheet and statement of changes in shareholders’ equity data were derived from audited financial statements, but do not include all disclosures required by generally accepted accounting principles.

      Certain amounts applicable to the prior periods have been reclassified to conform to the classifications currently followed. Such reclassifications do not affect earnings.

      These financial statements and the notes thereto should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2003.

2.	Earnings Per Common Share

      Basic earnings per share (“EPS”) is computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding during the period. Diluted EPS is computed by dividing net income available to common shareholders by the weighted-average number of common shares and potentially dilutive common shares outstanding during the period. Potentially dilutive common shares are computed using the treasury stock method. Basic and diluted earnings per share have been adjusted for the three for two stock split in the form of a 50% stock dividend issued effective October 15, 2003.

3.	Intangible Assets

      The gross carrying amount of intangible assets and associated amortization at March 31, 2004 is presented in the following table:

	Gross	Accumulated
	Carrying	Amortization
	Amount	and Impairment

	(Dollars in thousands)
Amortized intangible assets:
Mortgage servicing rights	$6,481	$2,011
Core deposit intangibles	$564	$197

      The projections of amortization expense shown below for mortgage servicing rights are based on existing asset balances and the existing interest rate environment as of March 31, 2004. Future amortization expense may be significantly different depending upon changes in the mortgage servicing portfolio, mortgage interest rates and market conditions.

TEXAS UNITED BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following table shows the current period and estimated future amortization for intangible assets:

	Mortgage
	Servicing	Core Deposit
	Rights	Intangibles	Total

	(Dollars in thousands)
Three months ended March 31, 2004 (actual)	$216	$26	$242
Nine months ended December 31, 2004 (estimate)	664	77	741
Estimate for the year ended December 31,
2005	832	88	920
2006	785	72	857
2007	785	56	841
2008	709	40	749
2009	707	25	732

4.	Stock Based Compensation

      The Company accounts for its stock based employee compensation plans on the “intrinsic value method” provided in Accounting Principles Board Opinion (APB) No. 25, “Accounting for Stock Issued to Employees,” and related Interpretations. Because the exercise price of the Company’s employee stock options equals or exceeds the market price of the underlying stock on the date of grant, no compensation expense is recognized on option plans.

      Statement of Financial Accounting Standards (SFAS) No. 123, (SFAS 123) “Accounting for Stock-Based Compensation,” as amended by SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure,” requires pro forma disclosures of net income and earnings per share for companies not adopting the fair value accounting method for stock-based employee compensation. The pro forma disclosures below use the fair value method of SFAS 123 to measure compensation expense for stock-based compensation plans.

	Three Months
	Ended March 31,

	2004	2003

	(Dollars in
	thousands, except
	per share data)
Net income, as reported	$1,565	$1,131
Less: Total stock-based compensation expense determined under the fair value method for all awards, net of tax	7	8

Pro forma net income	$1,558	$1,123

Earnings per share:
Basic — as reported	$0.39	$0.29
Basic — pro forma	0.39	0.28
Diluted — as reported	0.37	0.27
Diluted — pro forma	0.37	0.27

TEXAS UNITED BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

5.	Accounting Changes

Variable Interest Entities

      FIN No. 46 (FIN 46), “Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51 (Revised December 2003)” establishes accounting guidance for consolidation of variable interest entities (VIE) that function to support the activities of the primary beneficiary. The primary beneficiary of a VIE is the entity that absorbs a majority of the VIE’s expected losses, receives a majority of the VIE’s expected residual returns, or both, as a result of ownership, controlling interest, contractual relationship or other business relationship with the VIE. Prior to the implementation of FIN 46, VIE’s were generally consolidated by an enterprise when the enterprise had a controlling financial interest through ownership of a majority of voting interest in the entity. The provisions of FIN 46 were effective immediately for all arrangements entered after January 31, 2003, and are otherwise effective at the beginning of the first interim or annual period ending after December 15, 2003.

      The Company has identified TXUI Statutory Trust I (Trust I) and TXUI Statutory Trust II (Trust II) as VIE’s. The Company adopted FIN 46, as revised, in connection with its consolidated financial statements as of and for the year ended December 31, 2003. The adoption of FIN 46, as revised, required the Company to deconsolidate its investment in Trust I because the Company was not the primary beneficiary. Also, the Company recognized as debt the payable to Trust I. Trust II, which was created after adoption of FIN 46, as revised, is also not consolidated.

Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity

      SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS 150 establishes standards for how an issuer classifies, measures and discloses in its financial statements certain financial instruments with characteristics of both liabilities and equity. SFAS 150 requires that an issuer classify financial instruments that are within its scope as liabilities, in most circumstances. Such financial instruments include (i) financial instruments that are issued in the form of shares that are mandatorily redeemable; (ii) financial instruments that embody an obligation to repurchase the issuer’s equity shares, or are indexed to such an obligation, and that require the issuer to settle the obligation by transferring assets; (iii) financial instruments that embody an obligation that the issuer may settle by issuing a variable number of its equity shares if, at inception, the monetary value of the obligation is predominantly based on a fixed amount, variations in something other than the fair value of the issuer’s equity shares or variations inversely related to changes in the fair value of the issuer’s equity shares; and (iv) certain freestanding financial instruments. SFAS 150 was effective for contracts entered into or modified after May 31, 2003, and was otherwise effective at the beginning of the first interim period beginning after June 15, 2003, however in October 2003, the FASB indefinitely deferred the application of certain provisions of SFAS 150 as they apply to mandatorily redeemable minority interests. Adoption of SFAS 150 on July 1, 2003, did not have a significant impact on the Company’s financial statements.

Mortgage Loan Interest Rate Lock Commitments

      The Securities and Exchange Commission staff recently released Staff Accounting Bulletin (SAB) 105, “Loan Commitments Accounted for as Derivative Instruments.” SAB 105 requires that a lender should not consider the expected future cash flows related to loan servicing or include any internally developed intangible assets, such as customer-related intangible assets, in determining the fair value of loan commitments accounted for as derivatives. Companies will be required to adopt SAB 105 effective no later than for commitments entered into after March 31, 2004. The requirements of SAB 105 will apply to the Company’s mortgage loan interest rate lock commitments related to loans held for sale. At March 31,

TEXAS UNITED BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2004, such commitments with a notional amount of approximately $12.5 million were outstanding at the Bank. The fair value of these commitments is insignificant. At March 31, 2004, such commitments could not be readily determined at CHL. The Company adopted SAB 105 as of April 1, 2004, and anticipates that application of its guidance will have no material impact on the Company’s results of operations and financial position.

6.	Off Balance Sheet Credit Commitments

      In the normal course of business, the Company enters into various transactions, which, in accordance with generally accepted accounting principles, are not included in its consolidated balance sheet. These transactions are referred to as “off balance-sheet commitments.” The Company enters into these transactions to meet the financing needs of its customers. These transactions include commitments to extend credit and standby letters of credit, which involve elements of credit risk in excess of the amounts recognized in the consolidated balance sheet. The Company minimizes its exposure to loss under these commitments by subjecting them to credit approval and monitoring procedures.

      The Company enters into contractual commitments to extend credit, normally with fixed expiration dates or termination clauses, at specified rates and for specific purposes. Customers use credit commitments to ensure that funds will be available for working capital purposes, for capital expenditures and to ensure access to funds at specified terms and conditions. Substantially all of the Company’s commitments to extend credit are contingent upon customers maintaining specific credit standards at the time of loan funding. Management assesses the credit risk associated with certain commitments to extend credit in determining the level of the required reserve related to these commitments, if necessary. Commitments to extend credit totaled $84.2 million at March 31, 2004 and $58.0 million at December 31, 2003.

      Standby letters of credit are written conditional commitments issued by the Company to guarantee the performance of a customer to a third party. The Company’s policies generally require that standby letters of credit arrangements contain collateral and debt covenants similar to those contained in loan agreements. In the event the customer does not perform in accordance with the terms of the agreement with the third party, the Company would be required to fund the commitment. The maximum potential amount of future payments the Company could be required to make is represented by the contractual amount of the commitment. If the commitment is funded, the Company would be entitled to seek recovery from the customer. Standby letters of credit totaled $3.1 million at March 31, 2004 and $695,000 at December 31, 2003. As of March 31, 2004 and December 31, 2003, no liability for the fair value of the Company’s potential obligations under these guarantees has been recorded since the amount is deemed immaterial.

7.	Critical Accounting Policies

      The Company’s accounting policies are integral to understanding the results reported. The Company believes that of its significant accounting policies, the allowance for loan losses and mortgage servicing rights assets may involve a higher degree of judgment and complexity.

      The allowance for loan losses is a valuation allowance for probable losses incurred on loans. Loans are charged to the allowance when the loss is confirmed or when a determination is made that a probable loss has occurred on a specific loan. Recoveries are credited to the allowance at the time of recovery. Throughout the year, management estimates the probable level of losses to determine whether the allowance for credit losses is adequate to absorb losses in the existing portfolio. Based on these estimates, an amount is charged to the provision for loan losses and credited to the allowance for loan losses in order to adjust the allowance to a level determined to be adequate to absorb losses. Management’s judgment as

TEXAS UNITED BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

to the level of probable losses on existing loans involves the consideration of current economic conditions and their estimated effects on specific borrowers; an evaluation of the existing relationships among loans, potential loan losses and the present level of the allowance; results of examinations of the loan portfolio by regulatory agencies; and management’s internal review of the loan portfolio. In determining the collectability of certain loans, management also considers the fair value of any underlying collateral. The amount ultimately realized may differ from the carrying value of these assets because of economic, operating or other conditions beyond the Company’s control.

      Mortgage servicing rights assets are established and accounted for based on discounted cash flow modeling techniques which require management to make estimates regarding the amount and timing of expected future cash flows, including assumptions about loan repayment rates, loan loss experience, and costs to service, as well as discount rates that consider the risk involved. Because the values of these assets are sensitive to changes in assumptions, the valuation of mortgage servicing rights is considered a critical accounting estimate. Please refer to Note 3 to the Unaudited Condensed Consolidated Financial Statements above for additional insight into management’s approach in estimating transfers and servicing of financial assets.

8.	Segment Information

      Beginning in 2004, the Company has two reportable operating segments; commercial banking and mortgage banking. The Bank owns 100 percent of CHL and operates CHL as a subsidiary of the Bank which is now a component of the mortgage banking segment. The Company reports the financial position and the results of operations on a consolidated basis. The commercial banking and the mortgage banking segments are managed separately because each business requires different marketing strategies and each offers different products and services.

      Summarized below is the financial information by operating segment for the three-month period ended March 31, 2004 (dollars in thousands):

	Commercial	Mortgage
	Banking	Banking	Total

Net interest income	$5,115	$1,549	$6,664
Noninterest income	2,585	1,319	3,904

Total revenue	7,700	2,868	10,568
Provision for loan losses	(150)	—	(150)
Noninterest expense	(6,343)	(1,807)	(8,150)

Income before income taxes	1,207	1,061	2,268
Provision for income taxes	(371)	(332)	(703)

Net income	$836	$729	$1,565

Total assets, March 31, 2004	$591,700	$67,020	$658,720

9.	Acquisition

      On February 5, 2004, the Bank acquired 100% of CHL, a mortgage company domiciled in Houston, Texas, and operates it as a subsidiary. Based upon financial information as of December 31, 2003, the Bank acquired $10.9 million in assets and assumed $9.9 million in liabilities. Initial consideration paid was $1.3 million in cash and $200,000 in Company common stock. Additional consideration will be paid annually through 2007 based upon the achievement of performance objectives. If all objectives are

TEXAS UNITED BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

obtained, the Bank would pay an additional $1.3 million. The size of the acquisition and the amount of assets acquired were not material in relation to the Company’s overall business. Prior to the acquisition, CHL originated mortgage loans and sold them with servicing released. Therefore, no mortgage servicing asset or customer related intangibles were recognized in the acquisition. Goodwill of $455,000 was recognized with this transaction.

10.	Subsequent Events

      On April 29, 2004, the Company entered into a definitive agreement to acquire GNB Bancshares, Inc., Gainesville, Texas. Pursuant to the terms of the agreement, in exchange for all outstanding shares of GNB capital stock, the Company will pay $18.4 million in cash and issue approximately 1,415,384 shares of our common stock, subject to adjustment in the event that the 20 day average trading price of our common stock exceeds or falls below certain pre-agreed levels. GNB’s wholly-owned subsidiary bank, GNB Financial, n.a., will be operated as a separate subsidiary. As of March 31, 2004, on a consolidated basis, GNB had total assets of $224.4 million, total loans of $161.7 million, total deposits of $190.6 million and shareholders’ equity of $19.5 million.

      On May 3, 2004, the Company entered into a definitive agreement to purchase the deposits and assume the liabilities of the Caldwell, Texas and Lexington, Texas branches of Central Bank, Houston, Texas. Under the terms of the agreement, the Company will pay a premium of 8.02% of total deposits and $800,000 for the related real property. As of March 31, 2004, deposits at both branches totaled $102.4 million and loans totaled $33.8 million. Caldwell is located approximately 20 miles from Bryan-College Station and Lexington is located approximately 40 miles north of LaGrange.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

Texas United Bancshares, Inc.

      We have audited the accompanying consolidated balance sheets of Texas United Bancshares, Inc. and Subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of earnings, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Texas United Bancshares, Inc. and Subsidiaries as of December 31, 2003 and 2002, and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

      As discussed in Note A and in Note I to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 147 (“SFAS 147”), Acquisitions of Certain Financial Institutions, on October 1, 2002 and Statement of Financial Accounting Standards No. 142 (“SFAS 142”), Goodwill and Other Intangible Assets, on January 1, 2002.

/s/ GRANT THORNTON LLP

Houston, Texas

January 30, 2004

TEXAS UNITED BANCSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

December 31,

	2003	2002

	(Dollars in thousands,
	except share amounts)
ASSETS
Cash and due from banks	$17,268	$20,574
Available-for-sale securities	184,547	132,140
Loans, net	376,628	349,345
Loans held for sale	3,810	33,674
Premises and equipment, net	25,802	23,363
Accrued interest receivable	2,984	3,006
Goodwill	9,073	9,431
Core deposit intangibles	393	512
Mortgage servicing rights	4,475	2,877
Other assets	12,704	12,350

	$637,684	$587,272

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities
Deposits
Noninterest-bearing	$96,337	$82,294
Interest-bearing	404,799	370,625

Total deposits	501,136	452,919
Federal funds purchased	6,891	19,732
Other liabilities	6,646	5,807
Borrowings	71,875	62,945
Securities sold under repurchase agreements	784	—
Subordinated notes and debentures	—	3,241
Junior subordinated deferrable interest debentures	12,365	7,210

Total liabilities	599,697	551,854
Commitments and contingencies	—	—
Shareholders’ equity
Preferred stock, no par value, 500,000 shares authorized; none issued	—	—
Common stock, $1.00 par value, 20,000,000 shares authorized at December 31, 2003 and December 31, 2002; 4,008,192 shares issued and 4,002,097 outstanding at December 31, 2003 and 3,969,208 shares issued and 3,963,113 outstanding at December 31, 2002	4,008	3,969
Additional paid-in capital	16,911	16,683
Retained earnings	17,422	13,271
Accumulated other comprehensive (loss) gain	(237)	1,612

	38,104	35,535
Less common stock held in treasury — at cost	117	117

	37,987	35,418

	$637,684	$587,272

The accompanying notes are an integral part of these statements.

TEXAS UNITED BANCSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EARNINGS

Year ended December 31,

	2003	2002	2001

	(Dollars in thousands,
	except per share amounts)
Interest income
Loans	$30,295	$26,569	$24,486
Investment securities
Taxable	5,783	5,027	3,781
Tax-exempt	532	759	1,154
Federal Funds sold and other temporary investments	91	51	473

Total interest income	36,701	32,406	29,894
Interest expense
Deposits	7,487	8,057	11,490
Federal funds purchased	128	330	235
Borrowings	2,117	1,244	547
Junior subordinated deferrable interest debentures	746	742	792

Total interest expense	10,478	10,373	13,064

Net interest income	26,223	22,033	16,830
Provision for loan losses	2,900	1,900	925

Net interest income after provision for loan losses	23,323	20,133	15,905
Noninterest income
Service charges	6,753	5,826	4,555
Other operating income	7,051	5,845	3,310

Total noninterest income	13,804	11,671	7,865
Noninterest expense
Employee compensation and benefits	16,689	12,602	9,877
Occupancy expense	4,621	3,365	2,393
Other operating expenses	8,682	9,921	7,491

Total noninterest expenses	29,992	25,888	19,761

Earnings before income taxes	7,135	5,916	4,009
Provision for income taxes
Current expense	1,741	1,206	504
Deferred expense	153	432	281

	1,894	1,638	785

NET EARNINGS	$5,241	$4,278	$3,224

Basic earnings per common share	$1.31	$1.12	$0.86

Diluted earnings per common share	$1.26	$1.07	$0.83

Dividends per common share	$0.28	$0.28	$0.24

The accompanying notes are an integral part of these statements.

TEXAS UNITED BANCSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

Years ended December 31, 2001, 2002 and 2003

					Accumulated
	Common Stock		Additional		Other	Common	Total
			Paid-in	Retained	Comprehensive	Stock in	Shareholders’
	Shares	Amount	Capital	Earnings	Income (Loss)	Treasury	Equity

	(Dollars in thousands)
Balance at January 1, 2001	2,486,065	$2,486	$13,901	$9,011	$(663)	$(131)	$24,604
Comprehensive income:
Net earnings	—	—	—	3,224	—	—	3,224
Unrealized gain on securities, net of tax and reclassification adjustment	—	—	—	—	388	—	388

Comprehensive income							3,612
Compensation related to exercise of stock options	—	—	105	—	—	—	105
Issuance of common stock upon exercise of employee stock options	16,080	16	122	—	—	—	138
Purchase of treasury stock	—	—	—	—	—	(417)	(417)
Sale of treasury stock	—	—	8	—	—	215	223
Dividends	—	—	—	(893)	—	—	(893)

Balance at December 31, 2001	2,502,145	2,502	14,136	11,342	(275)	(333)	27,372
Comprehensive income:
Net earnings	—	—	—	4,278	—	—	4,278
Unrealized gain on securities, net of tax and reclassification adjustment	—	—	—	—	1,887	—	1,887

Comprehensive income							6,165
Issuance of common stock upon exercise of employee stock options	6,291	6	47	—	—	—	53
Issuance of common stock related to the acquisition of The Bryan-College Station Financial Holding Company	137,703	138	2,477	—	—	—	2,615
Compensation related to grant of treasury stock to employees	—	—	5	—	—	45	50
Sale of treasury stock	—	—	18	—	—	171	189
Dividends	—	—	—	(1,026)	—	—	(1,026)

Balance at December 31, 2002	2,646,139	2,646	16,683	14,594	1,612	(117)	35,418
Comprehensive income:
Net earnings	—	—	—	5,241	—	—	5,241
Unrealized gain on securities, net of tax and reclassification adjustment	—	—	—	—	(1,849)	—	(1,849)

Comprehensive income							3,392
Three-for-two stock split	1,331,403	1,331	—	(1,331)	—	—	—
Issuance of common stock upon exercise of employee stock options	30,650	31	234	—	—	—	265
Cash paid in lieu of fractional shares	—	—	(6)	—	—	—	(6)
Dividends	—	—	—	(1,082)	—	—	(1,082)

Balance at December 31, 2003	4,008,192	$4,008	$16,911	$17,422	$(237)	$(117)	$37,987

The accompanying notes are an integral part of this statement.

TEXAS UNITED BANCSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year ended December 31,

	2003	2002	2001

	(Dollars in thousands)
Cash flows from operating activities:
Net earnings	$5,241	$4,278	$3,224
Adjustments to reconcile net earnings to net cash provided (used) by operating activities:
Provision for loan losses	2,900	1,900	925
Depreciation and amortization	2,915	2,198	1,330
Noncash compensation expense	—	50	105
(Gain) loss on sale of premises, equipment, and other real estate	(36)	1	(16)
Gain on sale of loans	(1,112)	—	—
Loss on sale of Third Coast Wealth Advisors, Inc.	396	—	—
Realized gain, net, on sale of available-for-sale securities	(1,244)	(1,457)	(340)
Amortization of premium, net of accretion of discounts on securities	1,473	497	139
Write-down of other real estate	—	123	1
Impairment on mortgage servicing rights	1,235	446	—
Reversal of impairment on mortgage servicing rights	(1,418)	—	—
Funding of deferred compensation plan	—	(3,000)	—
Changes in assets and liabilities, net of effects resulting from acquisitions:
Decrease in accrued interest receivable	22	33	115
Decrease (increase) in loans held for sale	30,466	(30,502)	2,852
Increase in mortgage servicing rights	(2,247)	(2,432)	(1,002)
Decrease (increase) in other assets	1,024	(1,403)	(1,551)
Increase (decrease) in other liabilities	1,285	(339)	1,207

Net cash provided (used) by operating activities	40,900	(29,607)	6,989
Cash flows from investing activities:
Net increase in cash resulting from acquisitions	—	18,194	—
Proceeds from sales of available-for-sale securities	91,604	109,448	22,426
Proceeds from principal repayments of available-for-sale securities	33,805	18,429	11,475
Proceeds from maturities and calls of available-for-sale securities	1,025	100	7,550
Purchases of available-for-sale securities, net of effects resulting from acquisitions	(181,821)	(145,640)	(74,707)
Net increase in loans, net of the effects resulting from acquisitions	(38,558)	(23,956)	(38,981)
Proceeds from sales of premises, equipment, loans, and other real estate	6,993	228	211
Proceeds from the sale of Third Coast Wealth Advisors, Inc.	75	—	—
Purchases of premises, equipment and other real estate, net of effects resulting from acquisitions	(3,861)	(4,335)	(4,998)

Net cash used in investing activities	(90,738)	(27,532)	(77,024)
Cash flows from financing activities:
Net increase in deposits, net of the effects resulting from acquisitions	$48,712	$3,396	$39,380
Change in federal funds purchased, net of the effects resulting from acquisitions	(12,841)	19,085	647
Net proceeds from issuance of common stock upon exercise of employee stock options	265	53	138
Proceeds from borrowings	39,175	146,367	171,500
Proceeds from issuance of junior subordinated deferrable interest debentures	5,000	—	—
Repayment of borrowings	(30,245)	(122,654)	(141,395)
Repayment of subordinated notes and debentures	(3,241)	(388)	—
Purchase of treasury stock	—	—	(417)
Sale of treasury stock	—	189	223
Securities sold under repurchase agreements	784	—	—
Dividends paid	(1,077)	(1,001)	(838)

Net cash provided by financing activities	46,532	45,047	69,238

Net decrease in cash and cash equivalents	(3,306)	(12,092)	(797)
Cash and cash equivalents at beginning of year	20,574	32,666	33,463

Cash and cash equivalents at end of year	$17,268	$20,574	$32,666

The accompanying notes are an integral part of these statements.

TEXAS UNITED BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share amounts)

Note A — Summary of Significant Accounting Policies

      A summary of the significant accounting policies applied in the preparation of the accompanying consolidated financial statements follow. The policies conform to accounting principles generally accepted in the United States of America and to general practices within the banking industry.

     1.     General

      Texas United Bancshares, Inc. (the Company or the Parent) is a Texas corporation and a financial holding company.

      The Company operates eighteen banking centers and four loan production offices in Central Texas. The Company’s primary sources of revenue are derived from investing in various securities and granting loans primarily to customers in Central Texas. Although the Company has a diversified loan portfolio, a substantial portion of its debtors’ ability to honor their contracts is dependent on the economy in Central Texas.

     2.     Principles of Consolidation and Investment in Subsidiaries

      The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Texas United Nevada, Inc. (TUNI), State Bank (the Bank), and Third Coast Wealth Advisors, Inc. (Third Coast) through the date of sale. All significant intercompany transactions and balances have been eliminated in consolidation. The accounting and reporting policies followed by the corporation are in accordance with accounting principles generally accepted in the United States and conform to general practices within the banking industry.

      Certain items in prior financial statements have been reclassified to conform to the current presentation. Additionally, the prior year financial statements have been restated to de-consolidate the Company’s investment in TXUI Statutory Trust I in connection with the implementation of a new accounting standard related to variable interest entities during the fourth quarter of 2003 (see Note B-New Pronouncements). The restatement had no effect on the Company’s financial position or results of operation.

     3.     Cash and Cash Equivalents

      For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks and federal funds sold.

      The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

     4.     Repurchase Agreements

      The Company sells certain securities under agreements to repurchase. The agreements are treated as collateralized financing transactions and the obligations to repurchase securities sold are reflected as a liability in the accompanying consolidated balance sheets. The dollar amounts of the securities underlying the agreements remain in the asset accounts.

     5.     Securities

      At the date of purchase, the Company classifies debt and equity securities into one of three categories: held-to-maturity, trading, or available-for-sale. At each reporting date, the appropriateness of the classification is reassessed. Investments in debt securities are classified as held-to-maturity and

TEXAS UNITED BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Dollars in thousands, except per share amounts)

measured at amortized cost in the financial statements only if management has the positive intent and ability to hold those securities to maturity. Securities that are bought and held principally for the purpose of selling them in the near term are classified as trading and measured at fair value in the financial statements with unrealized gains and losses included in earnings. Investments not classified as either held-to-maturity or trading are classified as available-for-sale and measured at fair value in the financial statements with unrealized gains and losses reported, net of tax, as a component of accumulated other comprehensive income (loss).

      Gains and losses on the sale of securities are determined using the specific-identification method.

      Declines in the fair value of individual held-to-maturity and available-for-sale securities below their carrying value that are other than temporary result in write-downs of the individual securities to their fair value. The related write-downs are included in earnings as realized losses.

     6.     Loans

      Loans for which management has the ability and intent to hold for the foreseeable future or until maturity or pay off are reported at the principal amount outstanding, net of charge-offs, unearned discounts, purchase discounts and an allowance for loan losses. Unearned discounts on installment loans are recognized using a method which approximates a level yield over the term of the loans. Interest on other loans is calculated using the simple interest method on the daily balance of the principal amount outstanding.

      A loan is identified as impaired when it is probable that interest and principal will not be collected according to the contractual terms of the loan agreement. A loan is not considered impaired during a period of delay in payment if the Company expects to collect all amounts due, including interest past due. The Company generally considers a period of delay in payment to include delinquency up to 90 days. The measurement of impaired loans is based on the present value of expected future cash flows discounted at the loan’s effective interest rate or based on the fair value of the collateral if the loan is collateral-dependent. If the measure of the impaired loan is less than the recorded investment in the loan, an impairment charge is recognized through the provision for loan losses.

      The accrual of interest on impaired loans is discontinued when, in management’s opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received. Loans are returned to accrual status when payments are brought current and, in management’s judgment, the loan will continue to pay as agreed.

      Nonrefundable loan origination and commitment fees and certain direct loan origination costs are recorded when realized or incurred. Management has determined that such policy is not materially different from accounting principles generally accepted in the United States of America, which require that such fees and costs be deferred, and the net amount recognized over the life of the related loans as an adjustment of the yield.

     7.     Allowance for Loan Losses

      The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when management believes that collectibility of the principal is unlikely.

      The allowance is an amount that management believes will be adequate to absorb losses inherent in existing loans and commitments to extend credit, based on evaluations of the collectibility and prior loss

TEXAS UNITED BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Dollars in thousands, except per share amounts)

experience of loans and commitments to extend credit. The evaluations take into consideration such factors as changes in the nature and volume of the portfolio, overall portfolio quality, loan concentrations, specific problem loans and current economic conditions that may affect the borrower’s ability to pay.

     8.     Loans Held for Sale

      Loans held for sale are carried at the lower of aggregate cost or market value. Market value is determined by current investor yield requirements.

     9.     Transfers and Servicing of Financial Assets

      In connection with securitizations or transfers, certain retained interests, including Mortgage Servicing Rights (MSR), are recorded at their allocated carrying value based on their relative fair value and are amortized in proportion to, and over the period of, estimated future net servicing income. Initially and at subsequent measurement dates, fair value is determined by computing the present value of the estimated cash flows retained, using the dates that such cash flows are expected to be released to the Company, at a discount rate considered to be commensurate with the risks associated with the cash flows. The amounts and timing of the cash flows are estimated after considering various economic factors including prepayment, delinquency, default and loss assumptions. Valuation of retained interests in securitizations may also involve the use of quoted market prices on same or similar securities.

      The Company assesses impairment of the MSR based on the fair value of those rights on a stratum-by-stratum basis, with any impairment recognized through a valuation allowance for each impaired stratum. The portfolio is stratified based on risk characteristics such as life, interest rate and balance of underlying loan.

     10.     Premises and Equipment

      Premises and equipment are stated at cost, less accumulated depreciation. Depreciation is provided on the straight-line basis over the estimated useful life of each type of asset.

     11.     Other Real Estate

      Real estate acquired by foreclosure is recorded at fair value at the date of foreclosure or acquisition. After foreclosure, management periodically performs valuations and the real estate is carried at the lower of carrying amount or fair value less cost to sell. Operating expenses of such properties, net of related income, and gains and losses on their disposition are included in other expenses.

     12.     Goodwill and Core Deposit Intangibles

      Goodwill represents the excess of the cost of companies acquired over the fair value of their net assets at the dates of acquisition.

      Core deposit intangibles, which represent the net present value of the future economic benefits related to purchased deposits, are amortized on an accelerated basis over their estimated benefit period, which is eight years.

      The Company accounts for goodwill and core deposit intangibles in accordance with SFAS 142, which was adopted on January 1, 2002. SFAS 142 supercedes APB Opinion No. 17, Intangible Assets. SFAS 142 primarily addresses the accounting for goodwill and intangible assets subsequent to their acquisition (i.e., the post-acquisition accounting). The most significant changes made by SFAS 142 are: (1) goodwill and indefinite lived intangible assets will no longer be amortized, (2) goodwill will be tested

TEXAS UNITED BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Dollars in thousands, except per share amounts)

for impairment at least annually at the reporting unit level, (3) the amortization period of intangible assets with finite lives will no longer be limited to forty years, and (4) intangible assets deemed to have an indefinite life will be tested for impairment at least annually.

      Intangible assets that have finite lives continue to be subject to amortization. In addition, the Company must evaluate the remaining useful life each reporting period to determine whether events and circumstances warrant a revision of the remaining period of amortization. If the estimate of an intangible asset’s remaining life is changed, the remaining carrying amount of the intangible asset is amortized prospectively over that revised remaining useful life.

      In October 2002, the Financial Accounting Standards Board (FASB) issued SFAS 147. This statement provides interpretive guidance on the application of the purchase method of acquisitions of financial institutions. Except for transactions between two or more mutual enterprises, SFAS 147 removes acquisitions of financial institutions from the scope of SAFS No. 72 (SFAS 72), Accounting for Certain Acquisitions of Banking and Thrift Institutions, and FASB Interpretation No. 9, Applying APB Opinions No. 16 and 17 When a Savings and Loan Association or a Similar Institution is Acquired in a Business Combination Accounted for by the Purchase Method. SFAS 147 requires that those transactions be accounted in accordance with SFAS No. 141, Business Combinations and SFAS 142. Thus, the requirement of SFAS 72 to recognize (and subsequently amortize) any excess of the fair value of liabilities assumed over the fair value of tangible and identifiable intangible assets acquired as an unidentifiable intangible asset no longer applies to acquisitions within the scope of that Statement.

      In addition, SFAS 147 amends SFAS No. 144 (SFAS 144), Accounting for the Impairment or Disposal of Long-Lived Assets, to include in its scope long-term customer relationship intangible assets of financial institutions such as depositor and borrower relationship intangible assets and credit cardholder intangible assets. Consequently, those intangible assets are subject to the same undiscounted cash flow recoverability test and impairment loss recognition and measurement provisions that SFAS 144 requires for other long-lived assets that are held and used. The Company will no longer record approximately $400 per year of amortization expense related to unidentifiable intangible assets acquired in connection with previous acquisitions. The provisions of SFAS 147 were effective for acquisitions on or after October 1, 2002. Transition provisions for previously recognized unidentifiable intangible assets were effective October 1, 2002. If the transaction that gave rise to the unidentifiable intangible asset was a business combination, the carrying amount of those assets was reclassified to goodwill as of the later of the date of acquisition or the date that SFAS 142 is applied in its entirety, which was January 1, 2002 for the Company. Any amortization of the unidentifiable intangible asset recorded from the date of adoption of SFAS 142 to the date of adoption of SFAS 147 was to be reversed. During 2002, the Company reclassified $3,500 in unidentifiable intangible assets to goodwill and reversed $300 in amortization expense.

     13.     Income Taxes

      The Company files a consolidated Federal income tax return. By agreement with the Parent, the Bank, Third Coast and TUNI record a provision or benefit for Federal income taxes on the same basis as if they had filed a separate Federal income tax return. The asset and liability method of accounting is used for income taxes where deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. When management determines that it is more likely than not that a deferred tax asset will not be realized, a valuation allowance must be established. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

TEXAS UNITED BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Dollars in thousands, except per share amounts)

     14.     Earnings Per Share

      Basic earnings per common share is calculated by dividing net income available for common shareholders by the weighted average number of common shares outstanding during the year. Diluted earnings per share is calculated by dividing net earnings available for common shareholders by the weighted average number of common and potentially dilutive common shares. The effects of stock options are considered in earnings per share calculations if dilutive, using the treasury stock method.

     15.     Stock-Based Compensation

      The Company has one stock-based employee compensation plan and two separate agreements with executive officers, which are described more fully in Note Q. The Company applies APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations in accounting for its plan. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123 (SFAS 123), Accounting for Stock-Based Compensation (with the assumptions described in Note Q), to its stock-based employee plans.

	2003	2002	2001

Net income as reported	$5,241	$4,278	$3,224
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	—	—	105
Deduct: Total stock-based employee compensation expense determined under fair value based method for awards granted, modified or settled, net of related tax effects	28	29	57

Pro forma net income	$5,213	$4,249	$3,272

Earnings per share:
Basic — as reported	$1.31	$1.12	$0.86

Basic — pro forma	$1.31	$1.11	$0.87

Diluted — as reported	$1.26	$1.07	$0.83

Diluted — pro forma	$1.26	$1.06	$0.84

     16.     Off-Balance Sheet Financial Instruments

      In the ordinary course of business, the Company enters into off-balance-sheet financial instruments consisting of commitments to extend credit, commercial letters of credit and standby letters of credit. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received.

     17.     Use of Estimates

      In preparing the financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and the valuation of MSR assets. Actual results could differ from those estimates.

TEXAS UNITED BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Dollars in thousands, except per share amounts)

Note B —	New Pronouncements

Accounting for Guarantees

      FASB Interpretation No. 45 (FIN 45), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others-An Interpretation of FASB Statements No. 5, 57 and 107 and Rescission of FASB Interpretation No. 34.” FIN 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN 45 are effective for financial statements of interim or annual periods ending after December 15, 2002, and were adopted in the Company’s financial statements for the year ended December 31, 2002. Implementation of the remaining provisions of FIN 45 on January 1, 2003 did not have a significant impact on the Company’s financial statements.

Variable Interest Entities

      FIN No. 46 (FIN 46), “Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51 (Revised December 2003)” establishes accounting guidance for consolidation of variable interest entities (VIE) that function to support the activities of the primary beneficiary. The primary beneficiary of a VIE is the entity that absorbs a majority of the VIE’s expected losses, receives a majority of the VIE’s expected residual returns, or both, as a result of ownership, controlling interest, contractual relationship or other business relationship with the VIE. Prior to the implementation of FIN 46, VIE were generally consolidated by an enterprise when the enterprise had a controlling financial interest through ownership of a majority of voting interest in the entity. The provisions of FIN 46 were effective immediately for all arrangements entered after January 31, 2003, and are otherwise effective at the beginning of the first interim or annual period ending after December 15, 2003.

      The Company has identified TXUI Statutory Trust I (Trust I) and TXUI Statutory Trust II (Trust II) (Trust II was formed in December 2003, as more fully discussed in Note N) as VIE. The Company adopted FIN 46, as revised, in connection with its consolidated financial statements as of and for the year ended December 31, 2003. The adoption of FIN 46, as revised, required the Company to deconsolidate its investment in Trust I because the Company was not the primary beneficiary. Also, the Company recognized as debt the payable to Trust I. Trust II, which was created after adoption of FIN 46, as revised, is also not consolidated.

      The trust preferred securities issued by Trust I and Trust II are currently included in the Tier 1 capital of the Company for regulatory purposes. However, because Trust I and Trust II are not a part of the Company’s financial statements, the Federal Reserve Board may in the future disallow inclusion of the trust preferred securities in Tier 1 capital for regulatory purposes. In July 2003, the Federal Reserve Board issued a supervisory letter instructing bank holding companies to continue to include the trust preferred securities in their Tier 1 capital for regulatory capital purposes until notice is given to the contrary. According to the supervisory letter, the Federal Reserve Board intends to review the regulatory implications of the change in accounting treatment of subsidiary trusts that issue trust preferred securities and, if necessary or warranted, provide further appropriate guidance. There can be no assurance that the Federal Reserve Board will continue to permit institutions to include trust preferred securities in Tier 1 capital for regulatory capital purposes.

TEXAS UNITED BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Dollars in thousands, except per share amounts)

Employers’ Disclosures about Pensions and Other Postretirement Benefits

      SFAS No. 132, “Employers’ Disclosures about Pensions and Other Postretirement Benefits (Revised 2003).” SFAS 132 was revised by the FASB in an effort to improve financial statement disclosures for defined benefit plans. SFAS 132 (revised 2003) requires companies to provide additional details about plan assets, benefit obligations, cash flows, benefit costs and other relevant information. Companies will also be required to report the various elements of pension and other postretirement benefit costs on a quarterly basis in interim financial statements. The new disclosure requirements are effective for fiscal years ending after December 15, 2003, and for quarters beginning after December 15, 2003. Adoption of SFAS 132 (revised 2003) had no impact on the Company’s financial statements.

Derivative Instruments and Hedging Activities

      SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS 133, “Accounting for Derivative Instruments and Hedging Activities.” The amendments (i) reflect decisions of the Derivatives Implementation Group (DIG), (ii) reflect decisions made by the FASB in conjunction with other projects dealing with financial instruments and (iii) address implementation issues related to the application of the definition of a derivative. SFAS 149 also modifies various other existing pronouncements to conform with the changes made to SFAS 133. SFAS 149 is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003, with all provisions applied prospectively. Adoption of SFAS 149 on July 1, 2003 did not have a significant impact on the Company’s financial statements.

Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity

      SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS 150 establishes standards for how an issuer classifies, measures and discloses in its financial statements certain financial instruments with characteristics of both liabilities and equity. SFAS 150 requires that an issuer classify financial instruments that are within its scope as liabilities, in most circumstances. Such financial instruments include (i) financial instruments that are issued in the form of shares that are mandatorily redeemable; (ii) financial instruments that embody an obligation to repurchase the issuer’s equity shares, or are indexed to such an obligation, and that require the issuer to settle the obligation by transferring assets; (iii) financial instruments that embody an obligation that the issuer may settle by issuing a variable number of its equity shares if, at inception, the monetary value of the obligation is predominantly based on a fixed amount, variations in something other than the fair value of the issuer’s equity shares or variations inversely related to changes in the fair value of the issuer’s equity shares; and (iv) certain freestanding financial instruments. SFAS 150 was effective for contracts entered into or modified after May 31, 2003, and was otherwise effective at the beginning of the first interim period beginning after June 15, 2003, however in October 2003, the FASB indefinitely deferred the application of certain provisions of SFAS 150 as they apply to mandatorily redeemable minority interests. Adoption of SFAS 150 on July 1, 2003, did not have a significant impact on the Company’s financial statements.

Mortgage Loan Interest Rate Lock Commitments

      The Securities and Exchange Commission staff recently released Staff Accounting Bulletin (SAB) 105, “Loan Commitments Accounted for as Derivative Instruments.” SAB 105 requires that a lender should not consider the expected future cash flows related to loan servicing or include any internally

TEXAS UNITED BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Dollars in thousands, except per share amounts)

developed intangible assets, such as customer-related intangible assets, in determining the fair value of loan commitments accounted for as derivatives. Companies will be required to adopt SAB 105 effective for commitments entered into after March 31, 2004. The requirements of SAB 105 will apply to the Company’s mortgage loan interest rate lock commitments related to loans held for sale. At December 31, 2003, such commitments with a notional amount of approximately $6,700 were outstanding. The Company’s current accounting policy is to not record the fair value of these commitments because they are immaterial. The Company anticipates that it will adopt SAB 105 at the beginning of its second quarter, and that application of its guidance would have no impact on the results of operations and financial position.

Note C — Business Acquisitions and Dispositions

      On July 31, 2002, the Company completed the acquisition of The Bryan-College Station Financial Holding Company and its subsidiaries (“Bryan-College Station”). In exchange for all of the issued and outstanding stock of Bryan-College Station, the Company issued 137,703 shares of its common stock and assumed $3.6 million in outstanding debentures. The three locations of First Federal Savings Bank (“First Federal”), Bryan-College Station’s wholly-owned subsidiary, became banking centers of State Bank. On July 31, 2002, Bryan-College Station reported total consolidated assets of $79,908, total loans of $57,335, total cash of $19,089, property and equipment of $1,817, $73,835 in deposits, and $2,253 in other liabilities. The excess of the cost over fair value of the assets acquired of $2,543 is included in goodwill in the accompanying balance sheet.

      The following unaudited pro forma information assumes the acquisition of Bryan-College Station occurred on January 1, 2002:

Interest income	$36,098
Net earnings	3,808
Earnings per share (basic)	1.49
Earnings per share (diluted)	1.43

      The Company disposed of Third Coast during October 2003 for an after tax loss of approximately $261. The disposal was not accounted for as discontinued operations due to the immaterial effect on the consolidated financial statements.

Note D — Reserve Requirements

      Cash and balances maintained at the Federal Reserve of approximately $600 and $418 satisfy regulatory reserve requirements at December 31, 2003 and 2002.

TEXAS UNITED BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Dollars in thousands, except per share amounts)

Note E — Securities

      The securities have been classified in the consolidated balance sheet according to management’s intent. The carrying amount of securities and their approximate fair values are as follows at December 31, 2003 and 2002:

		Gross	Gross
	Amortized	Unrealized	Unrealized
2003	Cost	Gains	Losses	Fair Value

Available-for-sale securities:
Municipal securities	$9,658	$700	$—	$10,358
U.S. Agency securities	42,360	382	472	42,270
U.S. Treasury securities	5,032	4	—	5,036
Mortgage-backed securities	123,336	378	1,350	122,364
Other	4,519	—	—	4,519

	$184,905	$1,464	$1,822	$184,547

		Gross	Gross
	Amortized	Unrealized	Unrealized
2002	Cost	Gains	Losses	Fair Value

Available-for-sale securities:
Municipal securities	$13,555	$758	$—	$14,313
U.S. Agency securities	33,027	726	—	33,753
Mortgage-backed securities	79,886	1,113	154	80,845
Other	3,229	—	—	3,229

	$129,697	$2,597	$154	$132,140

      Other securities include investments in Federal Home Loan Bank (FHLB) stock of $4,241 and $3,005 at December 31, 2003 and 2002. The FHLB stock is restricted, as it is a required investment under the Bank’s borrowing agreement with the FHLB.

      Gross realized gains on sales of available-for-sale securities were $1,355, $1,584 and $447 for the years ended December 31, 2003, 2002 and 2001. Gross realized losses on sales of available-for-sale securities were $61, $127 and $107 for the years ended December 31, 2003, 2002 and 2001.

      The following table shows the contractual maturity distribution of the investment portfolio at December 31, 2003. Contractual maturities may differ from expected maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Available-for-Sale Securities

	Amortized Cost	Fair Value

Due in one year or less	$—	$—
Due from one to five years	49,286	49,860
Due from five to ten years	7,764	7,804
Due after ten years	—	—
Mortgage-backed and other securities	127,855	126,883

	$184,905	$184,547

TEXAS UNITED BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Dollars in thousands, except per share amounts)

      Securities with an aggregate book value of approximately $90,970 and $57,623 at December 31, 2003 and 2002 were pledged as collateral to secure public deposits.

      All of the Company’s securities with unrealized losses as of December 31, 2003 have been in an unrealized loss position for less than twelve months. Management has the intention and ability to hold securities for a period of time sufficient for a recovery of cost. Accordingly, management believes the unrealized losses are temporary and no impairment loss has been realized in the Company’s consolidated income statement.

Note F — Loans

      Major classifications of loans are as follows at December 31:

	2003	2002

Commercial	$63,793	$62,391
Real estate:
1-4 family residential	140,020	149,471
Commercial mortgage	115,033	62,014
Other	8,488	18,269
Consumer — net of unearned discount	53,187	60,496

	380,521	352,641
Less: Allowance for loan losses	(3,893)	(3,296)

	$376,628	$349,345

      Impaired loans were approximately $1,255 and $709 at December 31, 2003 and 2002. The reduction in interest income associated with these impaired loans was insignificant. The valuation allowance established for impaired loans is not significant. There were no commitments to lend additional funds to borrowers whose loans were classified as impaired.

      Outstanding loans to directors, significant shareholders and executive officers of the Company and to their related business interests aggregated $590 and $804 at December 31, 2003 and 2002.

      Following is an analysis of activity with respect to these amounts for the years ended December 31:

	2003	2002

Balance at January 1	$804	$1,138
New loans	55	1,654
Repayments	(269)	(1,988)

Balance at December 31	$590	$804

      In management’s opinion, all such loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other customers and did not involve more than a normal risk of collectibility or present other unfavorable features.

TEXAS UNITED BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Dollars in thousands, except per share amounts)

Note G — Allowance for Loan Losses

      Changes in the allowance for loan losses were as follows for the years ended December 31:

	2003	2002	2001

Balance at January 1	$3,296	$1,754	$1,590
Provision	2,900	1,900	925
Charge-offs	(3,238)	(2,052)	(1,383)
Recoveries	935	954	622
Balance acquired from Bryan-College Station	—	740	—

Balance at December 31	$3,893	$3,296	$1,754

Note H — Premises and Equipment

      Premises and equipment are summarized as follows at December 31:

	Estimated
	Useful Lives	2003	2002

Land	—	$3,145	$2,648
Buildings and improvements	10-40 years	18,196	16,669
Furniture, fixtures and equipment	3-10 years	12,964	12,291

		34,305	31,608
Less accumulated depreciation		10,044	8,641

		24,261	22,967
Construction in progress		1,541	396

		$25,802	$23,363

      Included in other assets are other real estate and repossessed assets of $431 and $421 at December 31, 2003 and 2002.

Note I — Goodwill and Long-Lived Assets

      In 2002, the Company adopted SFAS 142 and SFAS 147 as previously discussed in Note A(12). No impairment was noted as of the date of adoption or at any subsequent measurement. Goodwill amortization expense of approximately $508 was recorded in fiscal year 2001. No amortization was recorded in fiscal years 2003 and 2002 following adoption of SFAS 142.

      With the sale of Third Coast, the Company reduced goodwill by $358.

TEXAS UNITED BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Dollars in thousands, except per share amounts)

      The following reconciliation summarizes the pro-forma impact that the adoption of SFAS 142 would have had on the Company’s net income had it been consistently applied to all periods:

2001

Net earnings, as reported	$3,224
Add back: Goodwill amortization	508

Adjusted net earnings	$3,732

Basic earnings per share:
Net earnings, as reported	$0.86
Add back: Goodwill amortization	0.14

Adjusted net earnings	$1.00

Diluted earnings per share:
Net earnings, as reported	$0.83
Add back: Goodwill amortization	0.13

Adjusted net earnings	$0.96

      The gross carrying amount of intangible assets and associated accumulated amortization and impairment at December 31, 2003 is presented in the following table:

	Gross	Accumulated
	Carrying	Amortization
	Amount	and Impairment

Amortized intangible assets:
Mortgage servicing rights	$6,271	$1,796
Core deposit intangibles	564	171

      The projections of amortization expense shown below for mortgage servicing rights are based on existing asset balances and the existing interest rate environment as of December 31, 2003. Future amortization expense may be significantly different depending upon changes in the mortgage servicing portfolio, mortgage interest rates and market conditions.

      The following table shows the current period amortization and estimated future amortization for intangible assets:

	Mortgage
	Servicing	Core Deposit
	Rights	Intangibles	Total

Year ended December 31, 2003 (actual)	$803	$119	$922
Estimate for the year ended December 31,
2004	850	103	953
2005	796	88	884
2006	749	72	821
2007	749	56	805
2008	673	40	789

TEXAS UNITED BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Dollars in thousands, except per share amounts)

Note J — Mortgage Servicing Rights

      The activity in the Company’s MSR was as follows for the years ended December 31:

	2003	2002	2001

Balance at January 1	$2,877	$1,349	$467
Additions	2,218	2,359	1,002
Amortization	(803)	(385)	(120)
Reversal of impairment allowance	1,418	—	—
Impairment allowance	(1,235)	(446)	—

Balance at December 31	$4,475	$2,877	$1,349

      At December 31, 2003, the loan servicing portfolio with capitalized MSR totaled $246,418 compared with $137,653 at December 31, 2002.

Note K — Interest-Bearing Deposits

      The types of accounts and their respective balances included in interest-bearing deposits are as follows at December 31:

	2003	2002

NOW accounts and interest-bearing checking accounts	$143,937	$117,775
Savings	30,393	26,198
Money market	56,338	39,725
Certificates of deposit and IRAs	174,131	186,927

	$404,799	$370,625

      The aggregate amount of certificates of deposit, each with a minimum denomination of $100, was approximately $52,019 and $53,095 at December 31, 2003 and 2002. At December 31, 2003, the scheduled maturities of certificates of deposit and IRAs are as follows:

2004	$118,713
2005	32,317
2006	6,277
2007	7,797
2008 and thereafter	9,027

$174,131

      Deposits of executive officers, significant shareholders and directors were $2,302 and $2,492 (including time deposits of $308 and $951) at December 31, 2003 and 2002.

Note L — Borrowings

      The Company has multiple advances of short and long-term borrowings which have been made in accordance with an “Agreement for Advance” that was entered into in 1998 with the Federal Home Loan Bank. The borrowings have interest rates varying from 1.04% to 5.91% at December 31, 2003. The borrowings are collateralized by security agreements and pledge assignments.

TEXAS UNITED BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Dollars in thousands, except per share amounts)

      During 2001, the Company entered into a $1,000 revolving credit line with a bank. The line of credit was increased to $10,000 in February 2002. Any borrowings under the facility bear interest at the Federal Funds rate plus 2.25% and are collateralized by the outstanding common stock of TUNI. The credit facility expires in February 2004. There was $2,750 and $5,250 outstanding under this line of credit at December 31, 2003 and 2002. The line of credit agreement contains certain covenants, including maintaining certain financial ratios.

      Aggregate maturities of borrowings for the five years following December 31, 2003 are as follows:

Year Ending December 31,	Amount

2004	$35,737
2005	16,093
2006	6,196
2007	10,156
2008	2,536
Thereafter	1,157

$71,875

Note M — Subordinated Notes and Debentures

      Subordinated notes and debentures consisted of 3,241 units, which were assumed in the acquisition of Bryan-College Station. Each unit consisted of a $1 debenture and nine detachable warrants exercisable at an exercise price of $42.79 per share. At December 31, 2002, the debentures totaled $3,241, with an interest rate of 11.5%, and matured on March 31, 2003. The warrants expired unexercised on March 31, 2003.

Note N — Junior Subordinated Deferrable Interest Debentures

      In September 2000, the Company formed Trust I, a trust formed under the laws of the State of Connecticut, which issued $7,000 of trust preferred securities (the “trust preferred securities of Trust I”) and $210 in common stock. These securities represent preferred beneficial interests in the assets of the Trust I. Trust I used the proceeds of the offering of the trust preferred securities of Trust I to purchase $7,000 of 10.60% junior subordinated deferrable interest debentures (the “debentures of Trust I”) issued by the Company. Distributions of interest are due semi-annually. The debentures of Trust I will mature on September 7, 2030, and are redeemable in whole or in part at the option of the Company at any time after September 7, 2010, with the approval of the Federal Reserve Board and in whole at any time upon the occurrence of certain events affecting their tax or regulatory capital treatment. The trust preferred securities of Trust I will be subject to mandatory redemption if the debentures of Trust I are repaid by the Company. The debentures of Trust I may be prepaid if certain events occur, including a change in the tax status, a change in Trust I’s status under the Investment Company Act of 1940 or regulatory capital treatment of the trust preferred securities of Trust I.

      In December 2003, the Company formed Trust II, a trust formed under the laws of the State of Delaware, which issued $5,000 of trust preferred securities (“the trust preferred securities of Trust II”) and $155 in common stock. Trust II used the proceeds of the offering of the trust preferred securities of Trust II to purchase $5,000 of 6.45% fixed rate for five years junior subordinated deferrable interest debentures (the “debentures of Trust II”) issued by the Company. After five years, the rate on the debentures of Trust II will float at the three month LIBOR rate plus 2.85%. Distributions of interest are due quarterly. The debentures of Trust II will mature on December 19, 2033, and are redeemable in whole

TEXAS UNITED BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Dollars in thousands, except per share amounts)

or in part at the option of the Company at any time after December 19, 2008, with the approval of the Federal Reserve Board and in whole at any time upon the occurrence of certain events affecting their tax or regulatory capital treatment. The trust preferred securities of Trust II will be subject to mandatory redemption if the debentures of Trust II are repaid by the Company. The debentures of Trust II may be prepaid if certain events occur, including a change in tax status, a change in Trust II’s status under the Investment Company Act of 1940 or regulatory capital treatment of the trust preferred securities of Trust II.

Note O — Income Taxes

      The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below at December 31:

	2003	2002

Deferred tax assets:
Net operating loss carryforward	$126	$163
Unrealized loss on available-for-sale securities	122	—
Deferred compensation	341	241
Accrued compensation settlement	164	172
Provision for loan losses	1,030	744
Accrued expenses not currently deductible	102	102

	1,885	1,422
Deferred tax liabilities:
Unrealized gain on available-for-sale securities	—	(831)
Depreciation and amortization differences	(1,058)	(1,143)
Accrued mortgage servicing rights income	(1,531)	(978)
Federal Home Loan Bank stock dividend	(225)	(199)

	(2,814)	(3,151)

Net deferred liability	$(929)	$(1,729)

      The net deferred liability at December 31, 2003 and 2002 is included in other liabilities on the Company’s consolidated balance sheet.

      The reconciliation between the Company’s effective income tax rate and the statutory federal income tax rate is as follows at December 31:

	2003	2002	2001

Statutory federal income tax rate	34.00%	34.00%	34.00%
Tax-exempt interest	(3.73)	(4.09)	(13.41)
Tax-exempt earnings on life insurance	(1.81)	(1.77)	(1.81)
Other	(1.91)	(0.45)	.80

Effective income tax rate	26.55%	27.69%	19.58%

      The Company has loss carry forwards totaling approximately $370 that may be offset against future taxable income. If not used, the carry forwards will expire in 2006 and 2007.

TEXAS UNITED BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Dollars in thousands, except per share amounts)

Note P — Commitments and Contingencies

      In the normal course of business, the Company is party to financial instruments with off-balance sheet risk to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheet.

      The Company’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual notional amount of those instruments. Commitments to extend credit totaled $58,673 and $38,905 at December 31, 2003 and 2002, which includes $695 and $787 of outstanding standby letters of credit. At December 31, 2003, the standby letters of credit had a weighted average term of approximately one year. The Company does not anticipate any material losses as a result of these commitments.

      Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract and have fixed expiration dates or other termination clauses. Some of the commitments are expected to expire without being drawn upon, so that the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer’s credit worthiness on a case-by-case basis. The extension of credit is based on management’s credit evaluation of the counter-party. Collateral held varies but may include accounts receivable, inventory, property, plant, and equipment, and income-producing commercial properties.

      Standby letters of credit and financial guarantees are written conditional commitments issued by the Company to guarantee the performance of a customer to a third party. The credit risk involved and collateral required in issuing letters of credit are essentially the same as those involved in extending loan facilities to customers.

      The Company is involved in certain claims and lawsuits occurring in the normal course of business. Management, after consultation with outside legal counsel, does not believe that the outcome of these actions would have a material impact on the financial statements of the Company.

      The Company leases certain premises and equipment under cancelable and noncancelable lease arrangements. Total rentals charged to operating expenses were $426, $375 and $156 in the years ended December 31, 2003, 2002 and 2001. At December 31, 2003, future lease commitments under noncancelable leases are $360, $239, $65, $0 and $0 over the next five years.

      The Company has instituted a self-insurance program for employees’ major medical coverages. Claims under the self-insurance program are insured for amounts greater than $40 per employee. The aggregate annual self-insurance amount varies based on participant levels and was limited to approximately $1,352 as of December 31, 2003. Claims are accrued as incurred and the total expense under the program was $825, $1,002 and $906 in 2003, 2002 and 2001.

Note Q — Benefit Plans

Stock Option Plans and Agreements

      The Company has nonqualified common stock option agreements with two executive officers (one of which is also a director). Options granted under the agreements have a ten year term and vest and become exercisable at 20% each year for five years. The exercise price of the options granted under the agreements was the market value at the date of grant. No options were granted, exercised, forfeited, or expired under these agreements during 2003 or 2002.

TEXAS UNITED BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Dollars in thousands, except per share amounts)

      During 1998, the Board of Directors adopted the Texas United Bancshares, Inc. 1998 Incentive Stock Option Plan (the 1998 Plan). Under the 1998 Plan, 337,500 shares of common stock are reserved for qualified Incentive Stock Options, of which 15,331 shares are available for future grants at December 31, 2003. Options granted under the 1998 Plan have a maximum term of ten years and become exercisable under the terms of the respective option agreements. The exercise price of the options granted under the 1998 Plan may not be less than the fair market value of the shares on the date the option is granted, unless a person owns 10% or more of the common stock of the Company, in which case it may not be less than 110% of the fair market value of the shares on the date of grant.

      A summary of the Company’s stock option activity and related information follows:

	2003		2002		2001

		Weighted		Weighted		Weighted
		Average		Average		Average
	Options	Exercise Price	Options	Exercise Price	Options	Exercise Price

Outstanding at beginning of year	328,114	$6.44	323,677	$6.10	331,552	$5.78
Granted	3,375	12.89	15,211	13.70	18,750	11.33
Exercised	(42,400)	6.26	(9,436)	5.76	(24,120)	5.73
Forfeited	(1,500)	12.66	(1,338)	13.15	(2,505)	5.73

Outstanding at end of year	287,589	6.51	328,114	6.44	323,677	6.10

Exercisable at end of year	270,713	6.15	298,102	5.84	276,102	5.63

      The following table summarizes the weighted average fair value and exercise price per share of options granted during the years ended December 31:

	2003		2002		2001

	Weighted	Weighted	Weighted	Weighted	Weighted	Weighted
	Average	Average	Average	Average	Average	Average
	Fair Value	Exercise Price	Fair Value	Exercise Price	Fair Value	Exercise Price

Exercise price equals market price at date of grant	$—	$—	$5.28	$12.66	$2.01	$11.33
Exercise price exceeds market price at date of grant	5.21	12.89	3.12	18.26	—	—

      The following table summarizes significant ranges of outstanding and exercisable options at December 31, 2003:

	Options Outstanding
				Options Exercisable
		Weighted Average
Range of		Remaining Life	Weighted Average		Weighted Average
Exercise Price	Options	(in years)	Exercise Price	Options	Exercise Price

$3.33 – $ 5.00	50,625	2.89	$3.85	50,625	$3.85
$5.73 – $ 8.00	194,591	4.66	5.98	194,591	5.98
$10.60 – $12.66	37,725	7.66	11.62	23,099	11.38
$13.63 – $18.26	4,648	5.90	16.02	2,398	18.26

	287,589			270,713

TEXAS UNITED BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Dollars in thousands, except per share amounts)

      The fair value of the options at the date of grant was estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	2003	2002	2001

Expected life	10 years	10 years	7.0 years
Interest rate	2.23%	2.99%	4.89%
Volatility	40%	40%	0.00%
Dividend yield	2.29%	2.29%	1.88%

Stock Appreciation Rights Agreements

      The terms of stock appreciation rights agreements (Agreements) grant certain key employees, directors, and advisors of the Company rights to the appreciation in the fair value (as defined in the Agreements) of a stated number of shares of common stock of the Company. The rights become fully vested and are exercisable under the terms of the respective Agreements. The appreciation is payable in whole shares of Company stock valued at fair market value on the date of exercise or at the sole discretion of the Company, solely in cash or a combination of cash and stock. The Agreements terminate on the earliest of: a) ten years from the date of grant, b) the date the employee terminates employment with the Company, if the Company requests the employee’s resignation, c) ninety days after the employee terminates employment with the Company, when termination is the employee’s decision, or d) the date one year after the employee’s death or disability. The number of rights issued under the Agreements as of December 31, 2003, 2002 and 2001 were 70,012, 67,162 and 67,162. Operations are charged or credited for the aggregate appreciation or depreciation of the rights. During 2003, 2002 and 2001, the Company expensed $229, $78 and $91 related to the agreements.

401(k) Profit Sharing Plan

      The Company has a 401(k) Profit Sharing Plan (the Plan) that covers substantially all of its employees. Employees contribute to the Plan through payroll deductions. The Company may match participant contributions at a rate determined annually by the Board of Directors. Additionally, the Company may make a discretionary contribution as determined by the Board of Directors. Total contributions accrued or paid for the period ended December 31, 2003, 2002 and 2001 are approximately $453, $216 and $332.

Deferred Compensation Plans

      The Company and the Bank have entered into Deferred Compensation Agreements with certain directors and key employees. Under one group of plans, a participant may elect to defer up to 20% of their compensation. Under another group of plans, a participant may elect to defer 100% of their compensation. Under both of these groups of plans, the Company and the Bank have agreed to accrue interest on the deferral account balance at an annual rate equal to 10% per year, compounded monthly. Participants become vested in the interest credited to their account at the rate of 10% per plan year, such that at the end of 10 years, the participant is 100% vested.

      Under a third plan, the participant receives permanent life insurance coverage. Under this plan, the Company shall pay the primary benefit in ten equal installments commencing on the first day of the month following the participant’s termination of employment.

TEXAS UNITED BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Dollars in thousands, except per share amounts)

      All plans have been informally funded by insurance policies that are fully funded. The earnings of the insurance policies exceeded compensation charges by approximately $88, $82 and $53 for the years ended December 31, 2003, 2002 and 2001.

Incentive Compensation Plans

      The Bank has adopted incentive compensation plans that cover all officers and employees that were employees for the entire plan year (employee plans) and all directors who have served one full year as of the end of the plan year and who do not serve as employees of the bank (director plans). Under the employee plans, the officers and employees are entitled to an amount equal to 50% of earnings in excess of the pre-tax earnings threshold or the plan limits as established by each plan. The pre-tax earnings threshold is established each year by the Board of Directors and is subject to adjustment for extraordinary occurrences. The remaining earnings in excess of the pre-tax earnings threshold are considered to be allocated to the shareholders. Under the director plans, the eligible directors are entitled to an amount equal to 20% of the amount considered to be allocated to the shareholders. Total compensation accrued was $725, $550 and $660 for the years ended December 31, 2003, 2002 and 2001.

Resignation Settlement Agreement

      In connection with the acquisition of Bryan-College Station, the Company assumed a liability related to a settlement agreement with a former executive officer of Bryan-College Station. The settlement agreement calls for lifetime monthly payments of approximately $6. A liability of approximately $483 and $523 is accrued as of December 31, 2003 and 2002, respectively. This liability is recorded in other liabilities on the accompanying balance sheet and has been determined based on actuarial assumptions.

Note R —	Regulatory Matters

      The Company and the Bank are subject to various regulatory capital requirements administered by state and federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company’s and the Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of the Company’s and the Bank’s assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company’s and the Bank’s capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

      Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2003 and 2002, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

      The most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes

TEXAS UNITED BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Dollars in thousands, except per share amounts)

have changed the institution’s category. The Company’s and the Bank’s actual capital amounts and ratios are also presented in the table.

						To be Well
						Capitalized under
			For Capital			Prompt Corrective
	Actual		Adequacy Purposes			Action Provisions

	Amount	Ratio	Amount		Ratio	Amount		Ratio

As of December 31, 2003:
Total Capital (to Risk Weighted Assets):
Texas United Bancshares, Inc.	$44,204	10.47%	≥$	33,791	≥8.0%		N/A
The Bank	$44,717	10.65%	≥$	33,602	≥8.0%	≥$	42,003	10.0%
Tier 1 Capital (to Risk Weighted Assets):
Texas United Bancshares, Inc.	$40,311	9.54%	≥$	16,895	≥4.0%		N/A
The Bank	$40,824	9.72%	≥$	16,801	≥4.0%	≥$	25,202	6.0%
Tier 1 Capital (to Average Assets):
Texas United Bancshares, Inc.	$40,311	6.46%	≥$	24,969	≥4.0%		N/A
The Bank	$40,824	6.56%	≥$	24,877	≥4.0%	≥$	31,096	5.0%
As of December 31, 2002:
Total Capital (to Risk Weighted Assets):
Texas United Bancshares, Inc.	$33,871	8.83%	≥$	30,687	≥8.0%		N/A
The Bank	$40,093	10.43%	≥$	30,752	≥8.0%	≥$	38,440	10.0%
Tier 1 Capital (to Risk Weighted Assets):
Texas United Bancshares, Inc.	$30,575	7.97%	≥$	15,345	≥4.0%		N/A
The Bank	$36,797	9.57%	≥$	15,380	≥4.0%	≥$	23,070	6.0%
Tier 1 Capital (to Average Assets):
Texas United Bancshares, Inc.	$30,575	5.49%	≥$	16,708	≥4.0%		N/A
The Bank	$36,797	6.69%	≥$	16,501	≥4.0%	≥$	27,501	5.0%

TEXAS UNITED BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Dollars in thousands, except per share amounts)

Note S — Supplemental Statement of Cash Flow Information

      Cash paid during the years ended December 31 for:

	2003	2002	2001

Interest	$10,703	$10,595	$13,002
Income taxes	1,725	1,629	600
Noncash operating, investing and financing activities:
Dividends payable included in other liabilities	302	291	266
Common stock issued in connection with business acquisition	—	2,615	—
Real estate acquired in satisfaction of loans	273	65	64

Note T — Fair Values of Financial Instruments

      The fair values of financial instruments are based on management’s estimates and do not purport to represent the aggregate net fair value of the Company. Further, the fair value estimates are based on various assumptions, methodologies and subjective considerations, which vary widely among different financial institutions and which are subject to change.

      The following methods and assumptions were used by the Company in estimating financial instrument fair values:

Cash and cash equivalents, federal funds purchased/sold

      The balance sheet carrying amount approximates fair value.

Securities to be held-to-maturity and securities available-for-sale

      Fair values for investment securities are based on quoted market prices or quotations received from securities dealers. If quoted market prices are not available, fair value estimates may be based on quoted market prices of similar instruments, adjusted for differences between the quoted instruments and the instruments being valued.

Loans

      Fair values of loans are estimated for segregated groupings of loans with similar financial characteristics. Loans are segregated by type such as commercial, commercial real estate, residential mortgage and consumer loans. Each of these categories is further subdivided into fixed and adjustable rate loans and performing and nonperforming loans. The fair value of performing loans is calculated by discounting scheduled cash flows through the estimated maturity using estimated market discount rates that reflect the credit and interest rate risk inherent in the various types of loans. The fair value of nonperforming loans is estimated at the value of the underlying collateral.

Deposits

      The fair value of demand deposits, such as noninterest-bearing demand deposits and interest-bearing transaction accounts such as savings, NOW and money market accounts are equal to the amount payable on demand as of December 31, 2003 and 2002 (i.e. their carrying amounts).

      The fair value of demand deposits is defined as the amount payable, and prohibits adjustment for any value derived from the expected retention of such deposits for a period of time. That value, commonly

TEXAS UNITED BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Dollars in thousands, except per share amounts)

referred to as the core deposit base intangible, is neither included in the following fair value amounts nor recorded as an intangible asset in the balance sheet.

      The fair value of certificates of deposit is based on the discounted value of contractual cash flows. The discount rate used represents rates currently offered for deposits of similar remaining maturities. The carrying amount of accrued interest payable approximates its fair value.

Borrowings and junior subordinated deferrable interest debentures

      The fair value of borrowings and junior subordinated deferrable interest debentures are determined by dividing the borrowings into groups having similar characteristics. The future cash flows of each grouping are then discounted using current period end market rates for similar borrowings.

Subordinated notes and debentures

      The fair value of subordinated notes and debentures is equal to the carrying amount due to their short-term nature at date of acquisition.

Securities sold under repurchase agreements

      The carrying amount of securities sold under repurchase agreements is equal to the carrying amount due to their short-term nature.

Off-balance-sheet instruments

      Estimated fair values for the Company’s off-balance-sheet instruments are based on fees, net of related expenses, currently charged to enter into similar agreements, considering the remaining terms of the agreements and the counterparties’ credit standing.

      The following table presents the carrying amounts and fair values of the Company’s financial instruments at December 31:

	2003		2002

	Carrying		Carrying
	Amount	Fair Value	Amount	Fair Value

Financial assets:
Cash and due from banks	$17,268	$17,268	$20,574	$20,574
Securities available-for-sale	184,547	184,547	132,140	132,140
Loans held for sale	3,810	3,810	33,674	33,674
Loans, net	376,628	375,600	349,345	356,895
Financial liabilities:
Deposits
Noninterest-bearing	$96,337	$96,337	$82,294	$82,294
Interest-bearing transaction and money market accounts	230,668	230,668	183,698	183,698
Certificates of deposit	174,131	177,528	186,927	190,021
Federal funds purchased	6,891	6,891	19,732	19,732
Borrowings	71,875	72,690	62,945	63,920
Securities sold under repurchase agreements	784	784	—	—
Subordinated notes and debentures	—	—	3,241	3,241
Junior subordinated deferrable interest debentures	12,365	14,557	7,000	8,492

TEXAS UNITED BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Dollars in thousands, except per share amounts)

Note U — Earnings Per Share

      The following data show the amounts used in computing earnings per share (EPS) and the weighted average number of shares of dilutive potential common stock at December 31:

	2003	2002	2001

Net earnings available to common stockholders used in basic and diluted EPS	$5,241	$4,278	$3,224

Weighted average common shares used in basic EPS (000’s)	3,984	3,827	3,742
Effect of dilutive securities:
Stock options (000’s)	167	172	152

Weighted average common and potential dilutive common shares used in diluted EPS (000’s)	4,151	3,999	3,894

      Options to purchase 2,398, 2,398 and 18,750 shares of common stock in 2003, 2002 and 2001 were not included in the computation of diluted EPS because the option exercise price did not exceed the average market price of the common stock. The computation of diluted EPS in 2002 did not include warrants to purchase 43,753 shares of common stock because the warrant exercise price did not exceed the average market price of the common stock. There were no such warrants outstanding in 2003 and 2001.

Note V — Comprehensive Income

      Comprehensive income includes net earnings plus other comprehensive income. The Company’s other comprehensive income consists of unrealized gains or losses on securities.

      Other comprehensive income (loss) and its tax effects are as follows for the year ended December 31:

	Before Tax	Tax	Net of Tax
2003	Amount	Effect	Amount

Unrealized losses on securities:
Holding losses arising during period	$(4,096)	$1,393	$(2,703)
Plus: reclassification adjustment for gains included in net earnings	1,294	(440)	854

Other comprehensive loss	$(2,802)	$953	$(1,849)

2002

Unrealized gains on securities:
Holding gains arising during period	$1,402	$(476)	$926
Plus: reclassification adjustment for gains included in net earnings	1,457	(496)	961

Other comprehensive income	$2,859	$(972)	$1,887

TEXAS UNITED BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Dollars in thousands, except per share amounts)

Note W —	Selected Consolidated Quarterly Financial Data (Unaudited)

      The table below sets forth unaudited financial information for each quarter of the last two fiscal years.

	Quarter Ended 2003

	(unaudited)
	December 31	September 30	June 30	March 31

	(Dollars in thousands, except per share data)
Interest income	$9,058	$9,357	$9,282	$9,004
Interest expense	2,437	2,587	2,721	2,733

Net interest income before provision for loan losses	6,621	6,770	6,561	6,271
Provision for loan losses	800	800	500	800

Net interest income after provision	5,821	5,970	6,061	5,471
Noninterest income	3,687	3,148	3,389	3,580
Noninterest expense	8,153	6,922	7,427	7,490

Income before income taxes	1,355	2,196	2,023	1,561
Provision for income taxes	166	667	631	430

Net income	$1,189	$1,529	$1,392	$1,131

Earnings per share:
Basic	$0.30	$0.38	$0.35	$0.29

Diluted	$0.29	$0.37	$0.34	$0.27

	Quarter Ended 2002

	(unaudited)
	December 31	September 30	June 30	March 31

	(Dollars in thousands, except per share data)
Interest income	$9,131	$8,452	$7,501	$7,322
Interest expense	2,808	2,593	2,313	2,659

Net interest income before provision for loan losses	6,323	5,859	5,188	4,663
Provision for loan losses	550	500	400	450

Net interest income after provision	5,773	5,359	4,788	4,213
Noninterest income	3,747	2,198	2,571	3,155
Noninterest expense	8,198	6,777	5,565	5,348

Income before income taxes	1,322	780	1,794	2,020
Provision for income taxes	394	189	501	554

Net income	$928	$591	$1,293	$1,466

Earnings per share:
Basic	$0.23	$0.15	$0.34	$0.39

Diluted	$0.22	$0.15	$0.33	$0.37

Note X —	Subsequent Events — Unaudited

      On February 5, 2004, State Bank acquired 100% of Community Home Loan, Inc. (CHL) and operates CHL as a subsidiary of State Bank. CHL is a mortgage bank domiciled in Houston Texas. Based upon financial information as of December 31, 2003, the Bank acquired $10,872 in assets and assumed $9,862 in liabilities. Initial consideration paid was $300 in cash and $200 in Company common stock. Additional consideration will be paid annually through 2007 based upon the achievement of performance objectives. If the objectives are obtained, the Bank would pay an aggregate of an additional $1,300.

TEXAS UNITED BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Dollars in thousands, except per share amounts)

Note Y — Parent-Only Financial Statements

Texas United Bancshares, Inc.

(Parent Only)

Balance Sheets

December 31,

	2003	2002

ASSETS
Cash and cash equivalents	$694	$888
Core deposit premium	393	512
Goodwill	2,531	2,531
Other assets	2,849	2,506
Investment in subsidiaries	47,943	45,469

	$54,410	$51,906

LIABILITIES AND SHAREHOLDERS’ EQUITY
Dividends payable	$302	$291
Junior subordinated deferrable interest debentures	12,365	7,210
Subordinated notes and debentures	—	3,241
Borrowings	2,750	5,250
Other liabilities	1,006	496

Total liabilities	16,423	16,488
Commitments and contingencies	—	—
Shareholders’ equity:
Preferred stock	—	—
Common stock	4,008	3,969
Additional paid-in capital	16,911	16,683
Retained earnings	17,422	13,271
Accumulated other comprehensive (loss) gain	(237)	1,612

	38,104	35,535
Less common stock in treasury — at cost	117	117

	37,987	35,418

	$54,410	$51,906

TEXAS UNITED BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Dollars in thousands, except per share amounts)

Texas United Bancshares, Inc.

(Parent Only)
Statements of Earnings
Year ended December 31,

	2003	2002	2001

Income	$—	$—	$—
Costs and expenses
Salaries and benefits	310	88	494
Interest expense	1,020	985	792
General and administrative	533	431	363

Total expenses	(1,863)	(1,504)	(1,649)
Other income	102	66	319

Loss before income taxes and equity in net earnings of subsidiary	(1,761)	(1,438)	(1,330)
Current income tax benefit	721	530	423

Loss before equity in net earnings of subsidiaries	(1,040)	(908)	(907)
Equity in net earnings of subsidiaries	6,281	5,186	4,131

NET EARNINGS	$5,241	$4,278	$3,224

TEXAS UNITED BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Dollars in thousands, except per share amounts)

Texas United Bancshares, Inc.

(Parent Only)
Statements of Cash Flows
Year ended December 31,

	2003	2002	2001

Cash flows from operating activities:
Net earnings	$5,241	$4,278	$3,224
Adjustments to reconcile net earnings to net cash used in operating activities:
Earnings of subsidiary	(6,281)	(5,186)	(4,131)
Noncash compensation expense	—	50	105
Amortization	126	66	—
Changes in assets and liabilities:
Increase (decrease) in other assets	96	(284)	(128)
Increase (decrease) in other liabilities	184	(952)	522

Net cash used by operating activities	(634)	(2,028)	(408)
Cash flows from investing activities:
Dividend from subsidiaries	6,000	500	1,500
Cash used to fund operations of subsidiary	—	—	(121)
Capital contribution to subsidiaries	(3,947)	(1,500)	—
Cash paid in business combination, net of cash acquired	—	(648)	—

Net cash provided (used) by investing activities	2,053	(1,648)	1,379
Cash flows from financing activities:
Net proceeds from issuance of common stock upon exercise of employee stock options	265	53	138
Borrowings, net of repayments	(2,560)	5,250	—
Payment of subordinated notes and debentures	(3,241)	(388)	—
Purchase of treasury stock	—	—	(417)
Sale of treasury stock	—	189	223
Payment of dividends	(1,077)	(1,001)	(838)
Proceeds from issuance of junior subordinated debentures	5,000	—	—

Net cash (used) provided by financing activities	(1,613)	4,103	(894)

Net decrease (increase) in cash and cash equivalents	(194)	427	77
Cash and cash equivalents at beginning of year	888	461	384

Cash and cash equivalents at end of year	$694	$888	$461

TEXAS UNITED BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Dollars in thousands, except per share amounts)

Supplemental Statement of Cash Flow Information:

      Cash paid during the years ended December 31 for:

	2003	2002	2001

Interest	$1,101	$876	$742
Income taxes	1,725	1,629	600
Noncash operating, investing and financing activities:
Dividends payable included in other liabilities	302	291	266
Common stock issued in connection with business acquisition	—	2,615	—

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

OF GNB BANCSHARES, INC.

GNB BANCSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

March 31, 2004 and December 31, 2003

	March 31,	December 31,
	2004	2003

	(Unaudited)

	(Dollars in thousands,
	except par value)
ASSETS
Cash and due from banks	$10,606	$12,727
Federal funds sold	8,995	11,770

Total cash and cash equivalents	19,601	24,497
Securities available for sale	31,917	34,603
Loans, net	159,954	156,835
Premises and equipment, net	5,935	5,081
Cash surrender value of life insurance policies	2,828	2,799
Other real estate owned	140	250
Accrued interest receivable	1,246	1,273
Other assets	2,761	2,817

Total assets	$224,382	$228,155

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits:
Noninterest bearing	$50,705	$51,408
Interest bearing	139,869	139,711

Total deposits	190,574	191,119
Other liabilities	3,224	3,673
Other borrowings	5,910	9,432
Junior subordinated debentures	5,155	5,155

Total liabilities	204,863	209,379

Commitments and contingencies	—	—
Stockholders’ equity:
Common stock, $5 par value; 5,000,000 shares authorized; 994,757 and 656,338 shares issued and outstanding at March 31, 2004 and 994,757 and 633,663 shares issued and outstanding at December 31, 2003	4,974	4,974
Paid-in capital	4,272	3,882
Retained earnings	16,015	16,111
Accumulated other comprehensive income	331	285
Treasury stock, at cost, 338,419 and 361,094 shares, respectively	(6,073)	(6,476)

Total stockholders’ equity	19,519	18,776

Total liabilities and stockholders’ equity	$224,382	$228,155

See Notes to Unaudited Consolidated Financial Statements.

GNB BANCSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

Three Months Ended March 31, 2004 and 2003

	For the
	Three Months Ended
	March 31,

	2004	2003

	(Unaudited)

	(Dollars in thousands,
	except per share data)
Interest income:
Interest and fees on loans	$2,916	$2,828
Investment securities	276	273
Federal funds sold	24	15
Other	1	2

	3,217	3,118

Interest expense:
Deposit accounts	475	558
Other borrowings	197	220

	672	778

Net interest income	2,545	2,340
Provision for loan losses	60	123

Net interest income after provision for loan losses	2,485	2,217

Noninterest income:
Service charges on deposit accounts	599	591
Fees on fiduciary services	73	76
Other fee income	151	179
Gain on sale of securities	50	—
Gain on sale of premises and equipment	—	110
Other	36	44

	909	1,000

Noninterest expense:
Salaries and employee benefits	1,397	1,436
Occupancy of bank premises	193	184
Furniture and equipment	114	81
Administrative	139	121
Data processing	146	131
Embezzlement loss	1,134	—
Other	416	523

	3,539	2,476

(Loss) income before income taxes	(145)	741
Federal income tax (benefit) expense	(49)	263

Net (loss) income	$(96)	$478

Earnings (loss) per share — basic and diluted	$(0.15)	$0.77

Weighted average shares outstanding — basic and diluted	648,364	619,036

See Notes to Unaudited Consolidated Financial Statements.

GNB BANCSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

Three Months Ended March 31, 2004

				Accumulated
				Other
	Common	Paid-In	Retained	Comprehensive	Treasury
	Stock	Capital	Earnings	Income	Stock	Total

	(Dollars in thousands)

	(Unaudited)
Balance January 1, 2004	$4,974	$3,882	$16,111	$285	$(6,476)	$18,776
Net loss	—	—	(96)	—	—	(96)
Other comprehensive income, net of tax:
Net change in unrealized appreciation on available for sale securities, net of reclassification adjustment of $50 and tax of $24	—	—	—	46	—	46

Total comprehensive income						(50)

Sale of treasury stock (22,675 shares)	—	390	—	—	403	793

Balance March 31, 2004	$4,974	$4,272	$16,015	$331	$(6,073)	$19,519

See Notes to Unaudited Consolidated Financial Statements.

GNB BANCSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Three Months Ended March 31, 2004 and 2003

	Three Months Ended
	March 31,

	2004	2003

	(Unaudited)

	(In thousands)
Cash flows from operating activities:
Net (loss) income	$(96)	$478
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	115	111
Provision for loan losses	60	123
Gain on sale of premises and equipment	—	(110)
Gain on sale of securities available for sale	(50)	—
Loss on sale of other real estate	19	—
Net amortization on investment securities	82	30
Increase in cash surrender value of life insurance	29	33
Net change in other assets and other liabilities	(83)	6,869

Net cash provided by operating activities	76	7,534

Cash flows from investing activities:
Proceeds from sale of securities available for sale	1,925	—
Proceeds from maturities and principal payments on securities available for sale	798	62
Net increase in loans	(3,683)	(3,332)
Capital expenditures	(969)	(72)
Proceeds from sales of premises and equipment	—	545
Proceeds from sale of other real estate	231	248

Net cash used in investing activities	(1,698)	(2,549)

Cash flows from financing activities:
Net (decrease) increase in deposit accounts	(545)	3,054
Decrease in federal funds purchased	—	(2,115)
Net repayments on other borrowings	(3,522)	(5,148)
Dividends paid	—	(155)
Sales of treasury stock	793	—

Net cash used in financing activities	(3,274)	(4,364)

Net (decrease) increase in cash and cash equivalents	(4,896)	621
Cash and cash equivalents at beginning of period	24,497	20,084

Cash and cash equivalents at end of period	$19,601	$20,705

See Notes to Unaudited Consolidated Financial Statements.

GNB BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 1.	Summary of Significant Accounting Policies

      The unaudited consolidated financial statements include the accounts of GNB Bancshares, Inc. (Bancshares) and its wholly-owned subsidiary, Guaranty National Bancshares, Inc. (Delaware), Delaware’s wholly-owned subsidiary, GNB Financial, n.a. (GNB) and GNB’s wholly-owned subsidiary, GNB Leasing (together referred to as Company). During 2003, First Bank and Trust, previously a wholly-owned subsidiary of Delaware, was merged with GNB. All significant intercompany transactions have been eliminated in consolidation.

      The accompanying unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information. Accordingly, they do not include all the information and footnotes required for complete financial statements. In the opinion of management, the unaudited consolidated financial statements contain all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the Company’s financial position as of March 31, 2004, and the results of its operations for the three month periods ended March 31, 2004 and 2003. The annualized results of operations for the three months ended March 31, 2004 are not necessarily indicative of the results expected for the full year ending December 31, 2004.

Note 2.	Earnings Per Share

      Basic earnings per common share is calculated by dividing net income available for common shareholders by the weighted average number of common shares outstanding during the year. Diluted earnings per share is calculated by dividing net earnings available for common shareholders by the weighted average of common and potentially dilutive common shares. For all periods presented, the Company had no potentially dilutive securities.

Note 3.	Loans and Allowance for Loan Losses

      An analysis of the allowance for loan losses for the three months ended March 31, 2004 and 2003 is as follows (in thousands):

	2004	2003

Balance at the beginning of the year	$1,841	$1,564
Provision for loan losses	60	123
Loans charged to the allowance	(160)	(50)
Recoveries on loans previously charged-off	5	3

Balance at the end of the year	$1,746	$1,640

Note 4.	Commitments and Contingencies

      The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the accompanying consolidated balance sheets.

      The Company’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of these instruments. The Company uses the same credit policies in making

GNB BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

commitments and conditional obligations as it does for on-balance-sheet instruments. At March 31, 2004, the approximate amounts of these financial instruments were as follows (in thousands):

Commitments to extend credit	$44,235
Standby letters of credit	2,003

$46,238

      Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Company upon extension of credit is based on managements’ credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, livestock, single family residences, and income-producing commercial properties.

      Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, financing and similar transactions. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Company’s policy for obtaining collateral and the nature of such collateral is essentially the same as that involved in making commitments to extend credit. In the event the customer does not perform in accordance with the terms of the agreement with the third party, the Company would be required to fund the commitment. The maximum potential amount of future payments the Company could be required to make is represented by the contractual amount shown in the table above. As of March 31, 2004, no amounts have been recorded as liabilities for the Company’s potential obligations under these guarantees.

      The Company is involved in legal actions arising from normal business activities. Management believes that these actions are without merit or that the ultimate liability, if any, resulting from them will not materially affect the financial position, results of operations or cash flows of the Company.

      During 2003, the Company entered into contracts for the construction of new buildings in Ennis and Sanger, Texas. At March 31, 2004, remaining construction costs are estimated to be approximately $1,720,000.

Note 5.	Regulatory Matters

      The Company and GNB are subject to various regulatory capital requirements administered by banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company’s and GNB’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and GNB must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

      Quantitative measures established by regulation to ensure capital adequacy require the Company and GNB to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk weighted assets (as defined), and of Tier I capital (as defined) to

GNB BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

average assets (as defined). Management believes, as of March 31, 2004, that the Company and GNB meet all capital adequacy requirements to which they are subject.

      As of March 31, 2004, GNB is categorized as “well-capitalized” under the regulatory framework for prompt corrective action. To be categorized as “well-capitalized”, GNB must maintain minimum total risk based, Tier I risk based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that date that management believes have changed GNB’s categories.

      GNB’s actual capital amounts and ratios are presented in the following table (dollars in thousands).

					To Be Well
					Capitalized Under
			For Capital		Prompt Corrective
	Actual		Adequacy Purposes		Action Provisions

	Amount	Ratio	Amount	Ratio	Amount	Ratio

GNB Financial, n.a.
March 31, 2004:
Total capital to risk weighted assets	$23,197	13.0%	$14,276	≥8.0%	$17,845	≥10.0%
Tier I capital to risk weighted assets	$21,451	12.0%	$7,138	≥4.0%	$10,707	≥6.0%
Tier I capital to average assets	$21,451	9.6%	$8,970	≥4.0%	$11,212	≥5.0%
December 31, 2003:
Total capital to risk weighted assets	$23,231	13.4%	$13,874	≥8.0%	$17,342	≥10.0%
Tier I capital to risk weighted assets	$21,390	12.3%	$6,937	≥4.0%	$10,405	≥6.0%
Tier I capital to average assets	$21,390	9.4%	$9,080	≥4.0%	$11,350	≥5.0%

      The Company’s actual capital amounts and ratios are presented in the following table (dollars in thousands).

			For Capital
	Actual		Adequacy Purposes

	Amount	Ratio	Amount	Ratio

March 31, 2004:
Total capital to risk weighted assets	$25,927	14.5%	$14,276	≥8.0%
Tier I capital to risk weighted assets	$24,181	13.6%	$7,138	≥4.0%
Tier I capital to average assets	$24,181	10.8%	$8,970	≥4.0%
December 31, 2003:
Total capital to risk weighted assets	$25,324	14.6%	$13,914	≥8.0%
Tier I capital to risk weighted assets	$23,483	13.5%	$6,957	≥4.0%
Tier I capital to average assets	$23,483	10.3%	$9,080	≥4.0%

Note 6.	Embezzlement Loss

      During March 2004, the Company discovered that one of its loan officers had embezzled approximately $1,134,000 and the estimated loss was recorded at that time. Management reviewed and examined the officer’s loan portfolio to quantify the amount of the loss. Management anticipates that the loss, exclusive of a $25,000 deductible, is covered by insurance and has made a claim with its insurance company. No recovery of loss is recorded in the accompanying financial statements. Any recovery will be recognized when a commitment is received from the insurer and management considers recovery to be probable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

GNB Bancshares, Inc. and Subsidiaries
Gainesville, Texas

      We have audited the accompanying consolidated balance sheets of GNB Bancshares, Inc. and Subsidiaries (Company) as of December 31, 2003 and 2002, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of GNB Bancshares, Inc. and Subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Dallas, Texas

March 5, 2004

GNB BANCSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

December 31, 2003 and 2002

	2003	2002

	(Dollars in thousands,
	except par value)
ASSETS
Cash and due from banks (Note 4)	$12,727	$16,069
Federal funds sold	11,770	4,015

Total cash and cash equivalents	24,497	20,084
Securities available for sale (Note 5)	34,603	21,214
Loans held for sale	—	601
Loans, net (Notes 6 and 17)	156,835	154,502
Premises and equipment, net (Note 7)	5,081	3,997
Cash surrender value of life insurance policies	2,799	2,675
Other real estate owned	250	248
Accrued interest receivable	1,273	1,414
Other assets (Note 1)	2,817	4,210

Total assets	$228,155	$208,945

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits (Note 8):
Noninterest bearing	$51,408	$43,048
Interest bearing	139,711	127,197

Total deposits	191,119	170,245
Federal funds purchased	—	2,115
Other liabilities	3,673	2,941
Other borrowings (Note 9)	9,432	10,076
Trust preferred securities (Note 10)	5,155	5,155

Total liabilities	209,379	190,532

Commitments and contingencies (Notes 12 and 15)	—	—
Stockholders’ equity (Note 18):
Common stock, $5 par value; 5,000,000 shares authorized, 994,757 shares issued	4,974	4,974
Paid-in capital	3,882	3,629
Retained earnings	16,111	15,736
Accumulated other comprehensive income	285	809
Treasury stock, at cost, 361,094 and 375,721 shares, respectively	(6,476)	(6,735)

Total stockholders’ equity	18,776	18,413

Total liabilities and stockholders’ equity	$228,155	$208,945

See Notes to Consolidated Financial Statements.

GNB BANCSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

Years Ended December 31, 2003, 2002 and 2001

	2003	2002	2001

	(Dollars in thousands,
	except per share data)
Interest income:
Interest and fees on loans	$11,701	$10,693	$9,472
Investment securities:
Taxable	977	1,380	1,919
Tax exempt	8	18	51
Federal funds sold	125	103	330
Other	61	57	63

	12,872	12,251	11,835

Interest expense:
Deposit accounts	2,221	2,144	3,488
Other borrowings	842	852	503

	3,063	2,996	3,991

Net interest income	9,809	9,255	7,844
Provision for loan losses (Note 6)	435	487	525

Net interest income after provision for loan losses	9,374	8,768	7,319

Noninterest income:
Service charges on deposit accounts	2,469	2,352	2,067
Fees on fiduciary services	333	263	300
Other fee income	704	720	628
Gain on sale of securities	351	439	250
Other	270	155	223

	4,127	3,929	3,468

Noninterest expense:
Salaries and employee benefits	5,562	5,230	4,376
Occupancy of bank premises	778	804	709
Furniture and equipment	451	447	599
Administrative	704	677	780
Data processing	620	503	423
Writedown of investment in Aircraft Finance Trust (Note 1)	1,797	266	355
Other	2,022	1,656	1,232

	11,934	9,583	8,474

Income before income taxes	1,567	3,114	2,313
Federal income tax expense (Note 11)	569	1,024	900

Net income	$998	$2,090	$1,413

Earnings per share — basic and diluted	$1.61	$3.36	$2.28

Weighted average shares outstanding — basic and diluted	619,211	621,111	620,111

See Notes to Consolidated Financial Statements.

GNB BANCSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

Years Ended December 31, 2003, 2002 and 2001

				Accumulated
				Other
	Common	Paid-In	Retained	Comprehensive	Treasury
	Stock	Capital	Earnings	Income	Stock	Total

	(Dollars in thousands, except per share data)
Balance January 1, 2001	$4,974	$3,629	$13,131	$136	$(6,691)	$15,179
Net income	—	—	1,413	—	—	1,413
Other comprehensive income, net of tax:
Net change in unrealized appreciation on available for sale securities, net of reclassification adjustment of $250 and tax of $297	—	—	—	577	—	577

Total comprehensive income	—	—	—	—	—	1,990

Sale of treasury stock (3,041 shares)	—	—	—	—	94	94
Dividends declared ($.60 per share)	—	—	(371)	—	—	(371)

Balance December 31, 2001	4,974	3,629	14,173	713	(6,597)	16,892
Net income	—	—	2,090	—	—	2,090
Other comprehensive income, net of tax:
Net change in unrealized appreciation on available for sale securities, net of reclassification adjustment of $439 and tax of $49	—	—	—	96	—	96

Total comprehensive income	—	—	—	—	—	2,186

Purchase of treasury stock (4,454 shares)	—	—	—	—	(138)	(138)
Dividends declared ($.85 per share)	—	—	(527)	—	—	(527)

Balance December 31, 2002	4,974	3,629	15,736	809	(6,735)	18,413
Net income	—	—	998	—	—	998
Other comprehensive income, net of tax:
Net change in unrealized appreciation on available for sale securities, net of reclassification adjustment of $351 and tax of $(270)	—	—	—	(524)	—	(524)

Total comprehensive income	—	—	—	—	—	474

Purchase of treasury stock (300 shares)	—	—	—	—	(10)	(10)
Sale of treasury stock (14,927 shares)	—	253	—	—	269	522
Dividends declared ($1.00 per share)	—	—	(623)	—	—	(623)

Balance December 31, 2003	$4,974	$3,882	$16,111	$285	$(6,476)	$18,776

See Notes to Consolidated Financial Statements.

GNB BANCSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2003, 2002 and 2001

	2003	2002	2001

	(In thousands)
Cash flows from operating activities:
Net income	$998	$2,090	$1,413
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	439	485	416
Provision for loan losses	435	487	525
(Gain) loss on sale of equipment and other assets	(102)	6	(51)
Gain on sale of securities available for sale	(351)	(439)	(250)
Net amortization on investment securities	200	115	56
Gain on loans held for sale	(746)	(324)	(190)
Decrease (increase) in loans held for sale	1,347	(277)	190
Increase in cash surrender value of life insurance	(124)	(138)	(135)
Increase in other assets	(263)	(699)	(775)
Writedown of investment in Aircraft Finance Trust	1,797	266	355
Increase in other liabilities	729	342	1,307

Net cash provided by operating activities	4,359	1,914	2,861

Cash flows from investing activities:
Proceeds from maturities of securities available for sale	265	255	340
Proceeds from sale of securities available for sale	9,465	19,642	19,763
Proceeds from principal payments on securities available for sale	1,709	1,153	42
Purchases of securities available for sale	(25,201)	(12,074)	(9,039)
Net increase in loans	(3,521)	(33,110)	(36,573)
Capital expenditures	(2,001)	(323)	(1,158)
Proceeds from sales of equipment and other assets	580	73	64
Proceeds from sale of other real estate	751	—	—

Net cash used in investing activities	(17,953)	(24,384)	(26,561)

Cash flows from financing activities:
Net increase in demand deposits, NOW and savings accounts	21,181	2,134	9,074
Net (decrease) increase in certificates of deposit	(307)	17,389	4,354
(Decrease) increase in federal funds purchased	(2,115)	1,455	660
Proceeds from trust preferred securities	—	—	5,000
Proceeds from other borrowings	3,590	2,998	16,524
Repayments on other borrowings	(4,234)	—	(12,295)
Dividends paid	(620)	(527)	(371)
Purchases of treasury stock	(10)	(138)	—
Sales of treasury stock	522	—	94

Net cash provided by financing activities	18,007	23,311	23,040

Net increase (decrease) in cash and cash equivalents	4,413	841	(660)
Cash and cash equivalents at beginning of year	20,084	19,243	19,903

Cash and cash equivalents at end of year	$24,497	$20,084	$19,243

See Notes to Consolidated Financial Statements.

GNB BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1.	Summary of Significant Accounting Policies

      The accounting and reporting policies of GNB Bancshares, Inc. (Bancshares) and Subsidiaries (together referred to as Company) conform to accounting principles generally accepted in the United States of America and to general practices within the banking industry.

Principles of Consolidation

      The accompanying consolidated financial statements include the accounts of Bancshares and its wholly-owned subsidiary, Guaranty National Bancshares, Inc. (Delaware), Delaware’s wholly-owned subsidiary, GNB Financial, n.a. (GNB) and GNB’s wholly-owned subsidiary, GNB Leasing. During 2003, First Bank and Trust, previously a wholly-owned subsidiary of Delaware, was merged with GNB. All significant intercompany transactions have been eliminated in consolidation.

      Certain items in the 2002 and 2001 financial statements have been reclassified to conform to the current presentation. Additionally, the prior year financial statements have been restated to deconsolidate the Company’s investment in GNB Capital Trust I in connection with the implementation of a new accounting standard related to variable interest entities (see Note 2). The restatement had no effect on the Company’s financial position or results of operations.

Nature of Operations

      The Company is engaged in traditional community banking activities, which include commercial and retail lending, deposit gathering and investment and liquidity management activities. The Company’s primary deposit products are demand deposits and certificates of deposit, and its primary lending products are commercial business and real estate, real estate mortgage and consumer loans with customers located primarily in and around the surrounding area.

Use of Estimates

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

      Material estimates that are particularly susceptible to significant change in the near-term relate to the determination of the allowance for loan losses and valuation of other real estate owned. A significant portion of the loan portfolio is collateralized by real estate and related assets located in local markets. In addition, other real estate owned is located in this same market. Accordingly, the ultimate collectibility of the loan portfolio and the recovery of the carrying amount of other real estate owned are susceptible to changes in local market conditions.

Cash and Cash Equivalents and Cash Flows

      For the purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks and federal funds sold. Federal funds are normally sold for one-day periods. All highly liquid investments with an initial maturity of less than ninety days are considered to be cash equivalents. Cash flows from loans and deposits are reported net.

GNB BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Securities Available for Sale

      Available for sale securities consist of certain bonds and notes the Company intends to hold for an indefinite period of time, but not necessarily to maturity. Available for sale securities are reported at fair value with unrealized gains and losses reported as a separate component of other comprehensive income.

      Declines in the fair value of individual available for sale securities below their cost that are other than temporary result in write-downs of the individual securities to their fair value. The related write-downs, if any, would be included in earnings as realized losses.

      Premiums and discounts are recognized in interest income using the interest method over the period to maturity. Realized gains and losses, determined on the basis of the cost of specific securities sold, are included in other income or expense.

Loans Held for Sale

      Loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated market value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income. Gains and losses on sales of loans are recognized at settlement dates and are determined by the difference between the sales proceeds and the carrying value of the loans.

Loans

      Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal balance adjusted for an allowance for loan losses. Unearned interest on discounted loans is amortized to income over the life of the loans, using the interest method. For all other loans, interest is accrued daily on the outstanding balances.

      Fees and costs associated with originating loans are recognized in income generally in the period in which fees are received and/or costs are incurred. Under accounting principles generally accepted in the United States of America, such fees and costs generally are deferred and recognized over the life of the loan as an adjustment of the yield. For the years ended December 31, 2003, 2002 and 2001, management believes that not deferring such amounts and amortizing them over the life of the related loans does not materially affect the Company’s financial position or results of operations.

      A loan is considered impaired when it is probable, based upon current information and events, the Company will be unable to collect all contractual principal and interest payments due in accordance with the terms of the loan agreement. Impaired loans are accounted for at the net present value of expected future cash flows, discounted at the loan’s effective interest rate, the observable market price of the loan or at the fair value of the collateral if the loan is collateral dependent.

      The accrual of interest on loans is discontinued when, in management’s opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received. Loans are returned to accrual status when all principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses

      The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when management believes that collectibility of the principal is unlikely. Subsequent recoveries, if any, are credited to the allowance.

GNB BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The allowance is an amount that management believes will be adequate to absorb estimated losses on existing loans, based on an evaluation of the collectibility of loans and prior loss experience. This evaluation also takes into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, and current economic conditions that may affect the borrower’s ability to pay. While management uses the best information available to make its evaluation, future adjustments to the allowance may be necessary if there are significant changes in economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Company’s allowance for loan losses, and may require the Company to make additions to the allowance based on their judgment about information available to them at the time of their examinations.

Investment in Leveraged Leases

      Leveraged lease investments are reported in accordance with Statement of Financial Accounting Standards (SFAS) No. 13, “Accounting for Leases.” Under SFAS 13, investments in leveraged leases are recorded net of nonrecourse debt. The investments in leveraged leases less deferred taxes arising from differences between pretax accounting income and taxable income represent the lessor’s net investment in leveraged leases for purposes of computing periodic net income from the leases. Net investment in leveraged leases is adjusted annually by the difference in net cash flow and the amount of income recognized. If at any time during the lease term the projected net cash receipts over the term of the lease are less than the initial investment, a loss is recognized for the deficiency. Estimated residual values and other important assumptions affecting total net income from the leases are reviewed annually. The net investment balance is adjusted considering all values and assumptions. During 2003, the Company determined that its investment in the Aircraft Finance Trust was permanently impaired and recorded a writedown of approximately $1,797,000. Included in other assets at December 31, 2003 and 2002 are investments in leveraged leases of approximately $10,000 and $1,807,000, respectively.

      During the initial years of the leases, the Company receives benefits for income tax purposes of deductions for depreciation on the equipment and interest on the debt that in the aggregate exceed the rental income from the related equipment. During the later years, rental income will exceed related deductions. A provision has been made for deferred income taxes that arise from these differences.

Premises and Equipment

      Land is carried at cost. Premises, furniture and equipment, and leasehold improvements are carried at cost less accumulated depreciation and amortization computed primarily on the straight-line method over their estimated useful lives.

Comprehensive Income

      Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income. Gains and losses on available for sale securities are reclassified to net income as the gains or losses are realized upon sale of the securities. Other-than-temporary impairment charges are reclassified to net income at the time of the charge.

Other Real Estate Owned

      Real estate properties acquired through, or in lieu of, loan foreclosure are to be sold and are initially recorded at fair value at the date of foreclosure, establishing a new cost basis. After foreclosure, valuations

GNB BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

are periodically performed by management and the real estate is carried at the lower of cost or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in other noninterest expense.

Treasury Stock

      The Company uses the cost method of accounting for treasury stock. Acquisitions of treasury stock are recorded at cost. Upon sale or other disposition, the treasury stock account is credited by an amount equal to the number of shares sold multiplied by the average cost per share and the difference between this amount and the cash received is recorded as paid-in capital.

Income Taxes

      Bancshares files a consolidated federal income tax return with its subsidiaries. Income taxes are allocated to individual subsidiaries as if each had filed a separate return. Payments are made to Bancshares by those subsidiaries with net tax liabilities on a separate return basis.

      Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Earnings Per Share

      Basic earnings per common share is calculated by dividing net income available for common shareholders by the weighted average number of common shares outstanding during the year. Diluted earnings per share is calculated by dividing net earnings available for common shareholders by the weighted average of common and potentially dilutive common shares. For all periods presented, the Company had no potentially dilutive securities.

Fair Values of Financial Instruments

      The following methods and assumptions were used by the Company in estimating fair values of financial instruments as disclosed herein:

Cash and Short Term Instruments

      The carrying amounts of cash and short term instruments approximate their fair values.

Available for Sale Securities

      Fair values for securities excluding restricted equity securities, are based on quoted market prices. The carrying values of restricted equity securities approximate fair value.

GNB BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Loans Held for Sale

      Fair values are based on quoted market prices of similar loans sold in the secondary market.

Loans

      For variable-rate loans that reprice frequently and have no significant changes in credit risk, fair values are based on carrying values. Fair values for certain mortgage loans (for example, one-to-four family residential) and other consumer loans are based on quoted market prices of similar loans sold in conjunction with securitization transactions, adjusted for differences in loan characteristics. Fair values for commercial real estate and commercial loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values for impaired loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

Deposits

      The fair values disclosed for demand deposits are, by definition, equal to the amount payable on demand at the reporting date (that is their carrying amounts). The carrying amounts of variable-rate, fixed term money market accounts and certificates of deposit (CDs) approximate their fair values at the reporting date. Fair values for fixed-rate CDs are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities of time deposits.

Accrued Interest

      The carrying amounts of accrued interest approximate their fair values.

Federal Funds Purchased

      The carrying amounts of federal funds purchased approximate their fair values.

Trust Preferred Securities and Other Borrowings

      For variable rate notes payable, the carrying amounts of the notes approximate their fair values. The fair value of fixed rate borrowings is estimated using discounted cash flow analyses based on the Company’s current incremental borrowing rates for similar types of borrowing arrangements.

Off-Balance-Sheet Instruments

      Fair values for off-balance-sheet lending commitments are based on fees currently charged to enter into similar agreements taking into account the remaining terms of the agreements and the counterparties’ credit standing.

Note 2.	Recent Accounting Pronouncements

      In April 2003, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” (SFAS 149). SFAS 149 amends and clarifies accounting for derivative instruments and hedging activities under Statement 133. In addition, this statement clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative and when a derivative contains a financing component that warrants special reporting in the statement of cash flows. This statement was effective for contracts entered into or modified after June 30, 2003. The Company’s

GNB BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

adoption of this statement did not have a significant impact on the Company’s consolidated financial statements.

      In May 2003, the FASB issued Statement of Financing Accounting Standards No. 150 (SFAS No. 150), “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity”, which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). This Statement was effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after December 15, 2004. Adoption of SFAS No. 150 is not expected to have a material effect on the Company’s consolidated financial statements.

      FASB Interpretation No. 46, Consolidation of Variable Interest Entities (FIN 46), establishes accounting guidance for consolidation of variable interest entities (VIE). Prior to the implementation of FIN 46, VIEs were generally consolidated by an enterprise when the enterprise had a controlling financial interest through ownership of a majority voting interest in the entity. In December 2003, the FASB issued a revision to FIN 46 (FIN 46R) which clarified certain implementation issues and revised implementation dates. The Company has identified GNB Capital Trust I (Trust) as a VIE and has adopted FIN 46, as revised, in connection with its consolidated financial statements as of and for the year ended December 31, 2003. The adoption of FIN 46, as revised, required the Company to deconsolidate its investment in the Trust because the Company was not the primary beneficiary. Implementation of this pronouncement did not have a significant impact on the Company’s consolidated financial statements. The trust preferred securities qualify for treatment as Tier 1 capital for the Company as of December 31, 2003. However, there can be no assurance that the Federal Reserve will continue to permit institutions to include trust preferred securities in Tier 1 capital for regulatory capital purposes.

      The Emerging Issues Task Force (EITF) recently reached a consensus on Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,” which is effective for fiscal years ending after December 15, 2003. EITF 03-1 requires additional disclosures related to unrealized losses that are temporary. Investments classified as held to maturity and available for sale with unrealized losses that are temporary must be separated into (i) losses that have existed for less than 12 months and (ii) losses that have existed for more than 12 months. The Company has adopted the disclosure requirements as of December 31, 2003.

Note 3.	Statement of Cash Flows

      The Company uses the indirect method to present cash flows from operating activities. Supplemental information on cash flows and non-cash transactions for the years ended December 31, 2003, 2002 and 2001 is as follows (in thousands):

	2003	2002	2001

Cash transactions:
Federal income taxes paid	$366	$689	$340

Interest expense paid	$3,006	$3,078	$4,231

Noncash transactions:
Transfers to other real estate owned	$753	$248	$—

GNB BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 4.	Restrictions on Cash and Due From Banks

      The Company is required to maintain reserves of cash on hand and noninterest bearing balances with the Federal Reserve Bank. The required reserve was approximately $4,264,000 and $3,099,000 at December 31, 2003 and 2002, respectively.

Note 5.	Securities

      Securities available for sale have been classified in the consolidated balance sheet according to management’s intent. The amortized cost of securities and their approximate fair values at December 31, 2003 and 2002 are as follows (in thousands):

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

December 31, 2003:
U.S. government agency obligations	$24,617	$535	$—	$25,152
Pass-through certificates guaranteed by FNMA, FHLB and FHLMC	9,370	—	103	9,267
Other	184	—	—	184

	$34,171	$535	$103	$34,603

December 31, 2002:
U.S. government agency obligations	$19,516	$1,212	$—	$20,728
Pass-through certificates guaranteed by FNMA, GNMA, FHLB and FHLMC	98	9	—	107
Obligations of the state and municipal subdivisions	265	5	—	270
Other	109	—	—	109

	$19,988	$1,226	$—	$21,214

      There were no individual securities in an unrealized loss position for a period greater than a year as of December 31, 2003. For those securities with unrealized losses at December 31, 2003, the losses are generally due to changes in interest rates and, as such, are considered by the Company to be temporary.

      Investment securities with recorded values of approximately $18,291,000 and $18,285,000 at December 31, 2003 and 2002, respectively, were pledged to collateralize public deposits as required by law.

      Proceeds from sales of investment securities were approximately $9,465,000 during 2003, $19,642,000 during 2002 and $19,763,000 during 2001. Gross gains of approximately $351,000, $440,000 and $255,000 were realized on these sales during 2003, 2002 and 2001. Gross losses of approximately $1,000 and $5,000 were realized on these sales during 2002 and 2001.

      The amortized cost and estimated fair values of securities at December 31, 2003, by contractual maturity, are shown below (in thousands). Maturities of pass-through certificates will differ from

GNB BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Therefore, these securities are not included in the maturity categories below.

	Securities Available
	for Sale

	Amortized	Fair
	Cost	Value

Due from one year to five years	$24,617	$25,152
Due from five to ten years	184	184

	24,801	25,336
Pass-through certificates guaranteed by FNMA, FHLB and FHLMC	9,370	9,267

	$34,171	$34,603

Note 6.	Loans and Allowance for Loan Losses

      Loans at December 31, 2003 and 2002 consisted of the following (in thousands):

	2003	2002

Commercial, financial and agricultural	$106,999	$96,043
Real estate — construction	7,233	13,089
Real estate — mortgage	27,285	29,665
Installment	17,159	17,269

	158,676	156,066
Allowance for loan losses	(1,841)	(1,564)

	$156,835	$154,502

      An analysis of the allowance for loan losses for the years ended December 31, 2003, 2002 and 2001 is as follows (in thousands):

	2003	2002	2001

Balance at the beginning of the year	$1,564	$1,273	$941
Provision for loan losses	435	487	525
Loans charged to the allowance	(207)	(223)	(212)
Recoveries on loans previously charged-off	49	27	19

Balance at the end of the year	$1,841	$1,564	$1,273

      Impaired loans, as well as nonaccrual loans, were approximately $325,000 and $62,000 at December 31, 2003 and 2002, respectively. The average recorded investment in impaired loans during 2003, 2002 and 2001 was $179,000, $146,000 and $289,000, respectively. The total allowance for loan losses related to these loans was $90,000, $11,000 and $34,000 in 2003, 2002 and 2001, respectively. No interest income was recognized on impaired loans for cash payments received in 2003, 2002 or 2001.

      Loans, contractually delinquent over ninety days which continued to accrue interest, were approximately $63,000 and $282,000 at December 31, 2003 and 2002, respectively.

GNB BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 7.	Premises and Equipment

      Premises and equipment at December 31, 2003 and 2002, consisted of the following (in thousands):

	2003	2002

Land	$1,183	$1,183
Building and improvements	5,202	5,110
Furniture and equipment	2,129	2,045
Construction in process	741	—
Automobiles	103	157

	9,358	8,495
Less accumulated depreciation	(4,277)	(4,498)

	$5,081	$3,997

Note 8.	Deposits

      Deposits at December 31, 2003 and 2002 consisted of the following (in thousands):

	2003		2002

	Amount	Percent	Amount	Percent

Noninterest bearing demand accounts	$51,408	26.9%	$43,048	25.4%
Interest bearing checking accounts	28,692	15.0	27,129	15.9
Limited access money market accounts	31,661	16.6	21,186	12.4
Savings accounts	10,377	5.4	9,594	5.6
Certificates of deposit, less than $100,000	43,807	22.9	40,362	23.7
Certificates of deposit, $100,000 and greater	25,174	13.2	28,926	17.0

	$191,119	100.0%	$170,245	100.0%

      At December 31, 2003 and 2002, the Company has a letter of credit with the Federal Home Loan Bank in the amount of $1,000,000 pledged to collateralize public fund deposits. The letter of credit matures on February 3, 2004. At December 31, 2003 and 2002, no amounts have been funded on the letter of credit.

      At December 31, 2003, the scheduled maturities of certificates of deposit are as follows (in thousands):

Year	Amount

2004	$63,120
2005	4,891
2006	172
2007	798
2008	—

$68,981

      Deposits of executive officers, directors and significant shareholders were approximately $2,801,000 and $1,910,000 at December 31, 2003 and 2002, respectively.

GNB BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 9.	Other Borrowings

      Other borrowings consisted of the following at December 31, 2003 and 2002 (in thousands):

	2003	2002

Advances from the Federal Home Loan Bank, interest ranging from 1.42% to 6.56% payable monthly, secured by a blanket lien on first lien mortgages and other collateral loans, with varying maturities through August 1, 2022	$9,432	$6,076
Revolving line of credit payable from the Federal Home Loan Bank, principal payable at maturity and interest payable monthly at 1.80%, secured by a blanket lien on first lien mortgages and other collateral loans, due February 24, 2004, automatically renewable provided certain conditions are met	—	4,000

	$9,432	$10,076

      The following are maturities for the next five years and thereafter as of December 31, 2003 (in thousands):

Year	Amount

2004	$3,694
2005	3,595
2006	153
2007	744
2008	135
Thereafter	1,111

$9,432

Note 10.	Junior Subordinated Debentures

      On November 14, 2001, the Company formed GNB Capital Trust I (Trust) which issued $5,000,000 (5,000 shares with a liquidation amount of $1,000 per security) of 9.95% Fixed Rate Trust Preferred Securities (TruPS) to a third party and $155,000 in common stock to the Company. The Trust invested the total proceeds from the sale of the TruPS and common stock in 9.95% Junior Subordinated Debentures (Debentures) issued by Bancshares. The terms of the TruPS are such that they qualify as Tier 1 capital under the Federal Reserve Board’s regulatory capital guidelines applicable to bank holding companies on a consolidated basis. Interest on the Debentures is payable semiannually. Principal payments are due at maturity on November 14, 2031. The Company has guaranteed the trust’s obligations to the extent not paid or made by the Trust, provided that the Trust has funds available for such obligations. Bancshares may redeem the TruPS, in whole or in part, on or after the redemption date of November 14, 2006 at an amount equal to the principal amount of the Debentures being redeemed, plus accrued unpaid interest to the redemption date.

      As discussed in Note 2, in connection with the Company’s adoption of FIN 46 as of and for the year ended December 31, 2003, the Company deconsolidated its investment in the Trust.

GNB BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 11.	Income Taxes

      The following is a summary of the provision for income taxes for the years ended December 31, 2003, 2002 and 2001 (in thousands):

	2003	2002	2001

Current expense	$634	$850	$581
Deferred (benefit) expense	(65)	174	319

	$569	$1,024	$900

      The effective tax rate for 2003, 2002 and 2001 differed from the statutory tax rate of 34% primarily due to tax-exempt interest income.

      Deferred income taxes reflect the net tax effects of temporary differences between the recorded amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax liabilities and assets as of December 31, 2003 and 2002 are as follows (in thousands):

	2003	2002

Deferred tax assets:
Allowance for loan losses	$449	$315
Net unrealized depreciation on securities available for sale	147	—

Total deferred tax assets	596	315

Deferred tax liabilities:
Bank premises and equipment	(233)	(202)
Aircraft Finance Trust	(1,440)	(1,391)
Other taxable temporary differences	(24)	(35)
Net unrealized appreciation on securities available for sale	—	(417)

Total deferred tax liabilities	(1,697)	(2,045)

Net deferred tax liability	$(1,101)	$(1,730)

      The deferred tax liabilities resulting from the Company’s investment in Aircraft Finance Trust are a result of tax return losses generated from accelerated depreciation. Losses in excess of the asset’s book basis have been taken for tax purposes as a result of the allocation of nonrecourse debt to the limited partners.

      Included in other liabilities in the accompanying consolidated balance sheet are current taxes payable of approximately $326,000 and $341,000 at December 31, 2003 and 2002, respectively. The net deferred tax liabilities are also included in other liabilities.

Note 12.	Financial Instruments

      The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the accompanying consolidated balance sheets.

GNB BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The Company’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of these instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. At December 31, 2003 and 2002, the approximate amounts of these financial instruments were as follows (in thousands):

	2003	2002

Commitments to extend credit	$25,004	$17,300
Standby letters of credit	2,198	2,521

	$27,202	$19,821

      Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Company upon extension of credit is based on managements’ credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, livestock, single family residences, and income-producing commercial properties.

      Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, financing and similar transactions. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Company’s policy for obtaining collateral and the nature of such collateral is essentially the same as that involved in making commitments to extend credit. In the event the customer does not perform in accordance with the terms of the agreement with the third party, the Company would be required to fund the commitment. The maximum potential amount of future payments the Company could be required to make is represented by the contractual amount shown in the table above. As of December 31, 2003 or 2002, no amounts have been recorded as liabilities for the Company’s potential obligations under these guarantees.

Note 13.	Fair Value of Financial Instruments

      The following disclosure of fair value of financial instruments is included in accordance with the requirements of SFAS 107, “Disclosures About Fair Value of Financial Instruments”. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is necessarily required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. The fair value estimates presented herein are based on pertinent information available to management as of the respective balance sheet date. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been

GNB BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

comprehensively revalued since the presentation dates, and therefore, estimates of fair value after the balance sheet date may differ significantly from the amounts presented herein (in thousands):

	December 31, 2003		December 31, 2002

	Carrying		Carrying
	Amount	Fair Value	Amount	Fair Value

Financial assets:
Cash and due from banks	$12,727	$12,727	$16,069	$16,069
Federal funds sold	11,770	11,770	4,015	4,015
Securities available for sale	34,603	34,603	21,214	21,214
Loans	156,835	157,618	154,502	156,734
Loans held for sale	—	—	601	601
Accrued interest receivable	1,273	1,273	1,414	1,414
Financial liabilities:
Deposit liabilities	191,119	191,463	170,245	170,333
Federal funds purchased	—	—	2,115	2,115
Other borrowings	9,432	9,528	10,076	10,116
Junior subordinated debentures	5,155	5,155	5,155	5,155
Accrued interest payable	331	331	290	290
Off-balance sheet assets:
Commitments to extend credit	—	—	—	—
Standby letters of credit	—	—	—	—

Note 14.	Employee Benefit Plans

      The Company has a qualified defined contribution plan which covers substantially all eligible employees. The plan allows each participant to contribute up to 15% of earnings subject to certain limits based on federal tax laws. The Company will match a minimum of 25% of the first six percent contributed. Total matching contributions made by the Company were approximately $154,000, $128,000 and $120,000 in 2003, 2002 and 2001. There were no discretionary profit sharing contributions made in 2003, 2002 or 2001.

      The Company also has a supplemental employee retirement plan (SERP) for certain officers of the Company. The SERP is partially funded through life insurance policies on the respective employees. The recorded obligation at December 31, 2003 and 2002 was approximately $223,000 and $148,000, respectively. Expense related to the plan was approximately $75,000, $67,000 and $57,000 in 2003, 2002 and 2001.

GNB BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 15.	Commitments and Contingencies

      At December 31, 2003, the Company was obligated under noncancelable operating leases associated with banking facilities. Future minimum lease payments under the aforementioned operating leases for each of the next five years are as follows (in thousands):

Year	Amount

2004	$104
2005	64
2006	58
2007	7

$233

      Rental expense under the Company’s operating lease agreements was approximately $124,000, $151,000 and $75,000 for the years ending December 31, 2003, 2002 and 2001.

      During 2003, the Company entered into contracts for the construction of new buildings in Ennis and Sanger, Texas. At December 31, 2003, remaining construction costs are estimated to be approximately $772,000 for the building in Ennis and $1,313,000 for the building in Sanger.

      The Company is involved in legal actions arising from normal business activities. Management believes that these actions are without merit or that the ultimate liability, if any, resulting from them will not materially affect the financial position or results of operations of the Company.

Note 16.	Significant Group Concentrations

      The Company’s loans, commitments and standby letters of credit have generally been granted to customers in the Company’s market area. Such customers are normally also depositors of the Company. The concentrations of credit by type of loan are set forth in Note 6. Generally these loans are collateralized and are expected to be repaid from cash flow or proceeds from sale of selected assets of the borrowers. Standby letters of credit are granted primarily to commercial borrowers.

      At December 31, 2003 and 2002, the Company had concentrations of credit associated with due from bank deposits of approximately $7,309,000 and $10,877,000, respectively, and federal funds sold of approximately $11,770,000 and $4,015,000, respectively, at one unaffiliated commercial bank.

Note 17.	Related Party Transactions

      In the ordinary course of business, the Company has and expects to continue to have transactions including borrowings with its employees, officers, directors and their affiliates. Generally, in the opinion of management, such transactions are on the same terms, including interest rates and collateral requirements, as transactions with the Company’s general public customers. The aggregate amount of such loans was approximately $2,699,000 and $3,418,000 at December 31, 2003 and 2002, respectively. During 2003 and 2002, repayments of loans totaled approximately $2,222,000 and $3,614,000 and new loans funded totaled approximately $1,503,000 and $3,351,000.

      Approximately $105,000, $75,000 and $130,000 were paid during 2003, 2002 and 2001 to companies owned by a director for various services related to repossessed assets and bank premises.

Note 18.	Regulatory Matters

      GNB is subject to certain restrictions on the amount of dividends that may be declared without prior regulatory approval. At January 1, 2004, subject to the regulatory capital and other potentially limiting

GNB BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

factors, approximately $2,400,000 was available for dividend declaration to its parent company without regulatory approval.

      The Company and GNB are subject to various regulatory capital requirements administered by banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company’s and GNB’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and GNB must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

      Quantitative measures established by regulation to ensure capital adequacy require the Company and GNB to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2003, that the Company and GNB meet all capital adequacy requirements to which they are subject.

      As of December 31, 2003, GNB is categorized as “well capitalized” under the regulatory framework for prompt corrective action. To be categorized as “well capitalized”, GNB must maintain minimum total risk based, Tier I risk based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that date that management believes have changed GNB’s categories.

      GNB and First Bank and Trust’s actual capital amounts and ratios are presented in the following table (in thousands).

					To Be Well
					Capitalized Under
			For Capital		Prompt Corrective
	Actual		Adequacy Purposes		Action Provisions

	Amount	Ratio	Amount	Ratio	Amount	Ratio

GNB Financial, n.a.
December 31, 2003:
Total capital to risk weighted assets	$23,231	13.4%	$13,874	≥8.0%	$17,342	≥10.0%
Tier I capital to risk weighted assets	$21,390	12.3%	$6,937	≥4.0%	$10,405	≥6.0%
Tier I capital to average assets	$21,390	9.4%	$9,080	≥4.0%	$11,350	≥5.0%
December 31, 2002:
Total capital to risk weighted assets	$16,929	12.4%	$10,969	≥8.0%	$13,712	≥10.0%
Tier I capital to risk weighted assets	$15,665	11.4%	$5,485	≥4.0%	$8,227	≥6.0%
Tier I capital to average assets	$15,665	9.1%	$6,866	≥4.0%	$8,583	≥5.0%
First Bank and Trust
December 31, 2002:
Total capital to risk weighted assets	$5,020	16.6%	$2,414	≥8.0%	$3,018	≥10.0%
Tier I capital to risk weighted assets	$4,720	15.6%	$1,207	≥4.0%	$1,811	≥6.0%
Tier I capital to average assets	$4,720	14.1%	$1,340	≥4.0%	$1,675	≥5.0%

GNB BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The Company’s actual capital amounts and ratios are presented in the following table (in thousands).

			For Capital
	Actual		Adequacy Purposes

	Amount	Ratio	Amount	Ratio

December 31, 2003:
Total capital to risk weighted assets	$25,324	14.6%	$13,914	≥8.0%
Tier I capital to risk weighted assets	$23,483	13.5%	$6,957	≥4.0%
Tier I capital to average assets	$23,483	10.3%	$9,080	≥4.0%
December 31, 2002:
Total capital to risk weighted assets	$24,162	14.4%	$13,419	≥8.0%
Tier I capital to risk weighted assets	$22,598	13.5%	$6,709	≥4.0%
Tier I capital to average assets	$22,598	11.0%	$8,207	≥4.0%

Note 19. Condensed Financial Statements of GNB Bancshares, Inc.

      The condensed balance sheets, statements of income and statements of cash flows of GNB Bancshares, Inc. (parent company only) are presented below.

BALANCE SHEETS

December 31, 2003 and 2002

	2003	2002

	(In thousands)
ASSETS
Cash	$1,891	$2,043
Investment in subsidiaries	21,855	21,370
Furniture and equipment	25	17
Other assets	124	138
Current tax receivable	348	283

Total assets	$24,243	$23,851

LIABILITIES AND STOCKHOLDERS’ EQUITY
Other liabilities	$312	$283
Long-term debt	5,155	5,155
Stockholders’ equity	18,776	18,413

Total liabilities and stockholders’ equity	$24,243	$23,851

GNB BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

STATEMENTS OF INCOME

Years Ended December 31, 2003, 2002 and 2001

	2003	2002	2001

	(In thousands)
Income:
Dividends from subsidiaries	$756	$1,456	$1,550

Expenses:
Salaries and employee benefits	352	329	427
Interest on other borrowings	513	514	139
Other	264	333	424

	1,129	1,176	990

Income (loss) before undistributed income of subsidiaries	(373)	280	560

Equity in undistributed income of subsidiaries	1,009	1,411	524

Income before federal income taxes	636	1,691	1,084
Federal income tax benefit	362	399	329

Net income	$998	$2,090	$1,413

GNB BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

STATEMENTS OF CASH FLOWS

Years Ended December 31, 2003, 2002 and 2001

	2003	2002	2001

	(In thousands)
Cash flows from operating activities:
Net income	$998	$2,090	$1,413
Adjustments to reconcile net income to net cash from operating activities:
Depreciation	7	11	—
Equity in undistributed income of subsidiaries	(1,009)	(1,411)	(524)
Net change in other assets and liabilities	(22)	372	(5,304)

Net cash (used in) provided by operating activities	(26)	1,062	(4,415)

Cash flows from investing activities:
Purchases of furniture and fixtures	(15)	—	(28)

Net cash used in investing activities	(15)	—	(28)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	—	—	5,155
Proceeds from other borrowings	—	—	4,725
Repayments of other borrowings	—	—	(4,725)
Sales of treasury stock	522	—	—
Purchases of treasury stock	(10)	(138)	94
Dividends declared	(623)	(527)	(371)

Net cash used in financing activities	(111)	(665)	4,878

Net increase (decrease) in cash	(152)	397	435
Cash at beginning of year	2,043	1,646	1,211

Cash at end of year	$1,891	$2,043	$1,646

Supplemental disclosures of cash flow information:
Cash paid during the year for interest	$513	$527	$98

•	You should rely only on the information contained in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We have not authorized anyone to provide you with different information.

•	You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus or other dates stated in this prospectus. Our business, financial condition, results of operations and prospectus may have changed since these dates.

•	We are not making an offer of these securities in any jurisdiction where the offer is not permitted. Furthermore, you should not consider this prospectus to be an offer or solicitation relating to the common stock if the person making the offer or solicitation is not qualified to do so, or it is unlawful for you to receive such an offer or solicitation.

2,000,000 Shares

Common Stock

Prospectus
                    , 2004

Stifel, Nicolaus & Company

  Incorporated

Hoefer & Arnett

Incorporated

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

      The estimated expenses paid by Texas United Bancshares, Inc. (the “Company”) in connection with the issuance and distribution of the securities being registered hereby, other than underwriting discounts and commissions, are as follows:

Securities and Exchange Commission Registration Fee	$5,068
Blue Sky and NASD fees and expenses	$4,500
Printing Expenses	$125,000
Accounting Fees and Expenses	$125,000
Legal Fees and Expenses	$125,000
Transfer Agent Fees	$25,000
Miscellaneous Expenses	$90,432

Total	$500,000

Item 14.	Indemnification of Directors and Officers.

      The Company’s Articles of Incorporation, as amended, and Amended and Restated Bylaws require the Company to indemnify and hold harmless any person who was, is, or is threatened to be made a named defendant or respondent in a proceeding because such person was or is a director or officer of the Company, if it is determined that such person (i) conducted himself in good faith; (ii) reasonably believed (a) in the case of conduct in his official capacity as a director or officer of the Company, that his conduct was in the Company’s best interest, or (b) in other cases, that his conduct was at least not opposed to the Company’s best interests; and (iii) in the case of any criminal proceeding, had no reasonable cause to believe his conduct was unlawful, provided, however, that in the event that the director or officer is found liable to the Company or is found liable on the basis that personal benefit was improperly received by such director or officer, whether or not the benefit resulted from an action taken in his official capacity as a director or officer of the Company, the indemnification (i) is limited to reasonable expenses actually incurred by such person in connection with the proceeding and (ii) shall not be made in respect of any proceeding in which such person shall have been found liable for willful or intentional misconduct in the performance of his duty to the Company.

      The Company’s Articles of Incorporation, as amended, and Amended and Restated Bylaws require the Company to indemnify a director or officer against reasonable expenses incurred in connection with a proceeding in which he is named a defendant or respondent because he is or was a director or officer, if he has been wholly successful on the merits or otherwise in the defense of the proceeding. The indemnification by the Company shall be to the fullest extent authorized or permitted by applicable law, as such law exists or is amended, but only to the extent that such amendment permits the Company to provide broader indemnification rights than permitted prior to the amendment.

Articles of Incorporation, as amended, and Amended and Restated Bylaws provide that the Company is not obligated to reimburse the amount of any settlement unless it has agreed in writing to such settlement. Further, the Articles of Incorporation, as amended, and Amended and Restated Bylaws provide that where any person unreasonably fails to enter into a settlement of a proceeding, the indemnification obligation of the Company in connection with such proceeding is limited to the total amount at which a settlement could have been made and the expenses incurred by such person prior to the time the settlement could have been effected.

      The Company’s Articles of Incorporation, as amended, and Amended and Restated Bylaws require the expenses of a director or officer incurred as a party to a proceeding to be paid by the Company as they are incurred and in advance of the final disposition of the proceeding, if the director or officer furnishes the

Company with (i) a written statement of his good faith belief that he has met the standard of conduct necessary for indemnification under applicable laws and regulations and (ii) an unlimited, general written undertaking by or on behalf of such officer or director to repay all amounts advanced by the Company if it is ultimately determined that such person has not met such standards or that indemnification of such person in connection with such proceeding is prohibited by the Company’s Articles of Incorporation, as amended, or under applicable law or regulation.

      The Company’s Articles of Incorporation, as amended, and Amended and Restated Bylaws permit a director or officer to enforce his rights to indemnification or advance payment for expenses in a suit brought against the Company if such request for indemnification or advance payment for expenses is wholly or partially refused by the Company or if there is no determination with respect to such request within 60 days from receipt by the Company of written notice from the director or officer for such a determination. If such director or officer is successful in establishing in a suit his entitlement to receive or recover an advancement of expenses or a right to indemnification, in whole or in part, the Company is required to indemnify such officer or director for costs and expenses incurred in such suit. It is not a defense to the suit and does not create a presumption that the director or officer has not met the applicable standard of conduct where (i) the Company or independent legal counsel have failed to make a determination prior to the commencement of such suit that indemnification of such director or officer is proper in the circumstances because the director or officer has met the applicable standard of conduct or (ii) the Company or independent legal counsel have made a determination that the director or officer has not met such applicable standard of conduct. In such a suit, the burden is on the Company to prove that such director or officer is not entitled to indemnification or advancement of expenses. It is a defense under such suit that the claimant has not met the standard of conduct set forth in the Texas Business Corporation Act.

      The Company’s Articles of Incorporation, as amended, and Amended and Restated Bylaws provide that the right to indemnification and advancement of expenses as they are incurred and in advance of the final disposition of a proceeding is not exclusive of other rights to which an officer or director may be entitled to under the Articles of Incorporation, as amended, Bylaws, resolution of shareholder or directors, agreement or otherwise, provided that all rights to indemnification and advancement or expenses are valid only to the extent that they are consistent with applicable laws and regulations as they may be limited by the Articles of Incorporation, as amended.

      The Company’s Articles of Incorporation, as amended, and Amended and Restated Bylaws permit the Company to purchase and maintain insurance on behalf of any officer or director against any liability asserted against such person and incurred by such person in any such capacity or arising out of his status as an officer or director, whether or not the Company would have the power to indemnify such person against such liability. In addition, the Company’s Articles of Incorporation, as amended, and Amended and Restated Bylaws permit the Company to, for the benefit of the persons indemnified by the Company, (i) create a trust fund, (ii) establish any form of self-insurance, (iii) secure its indemnity obligation by grant of a security interest or other lien on the assets of the Company, or (iv) establish a letter of credit, guaranty, or surety arrangement.

      The Articles of Incorporation, as amended, of the Company were previously filed with the Securities and Exchange Commission and are incorporated by reference to the registration statement. The Company’s Amended and Restated Bylaws are filed as an exhibit to the registration statement.

Item 15.	Recent Sales of Unregistered Securities.

      During the past three years, the Company sold shares of its common stock in connection with the acquisition of a private business and through private placements to various individuals. All share and share price amounts have been adjusted to give effect to the three-for-two stock split effective October 15, 2003.

      In February 2004, the Company issued 11,765 shares of common stock to three shareholders in connection with the acquisition of Community Home Loan, Inc. in a private placement pursuant to Section 4(2) of the Securities Act of 1933, as amended.

      In February 2002, the Company issued 3,796 shares of common stock at $12.67 per share in a private placement pursuant to Section 4(2) of the Securities Act of 1933, as amended.

      In October through December 2001, the Company issued 2,373 shares of common stock at $12.67 per share in a private placement pursuant to Section 4(2) of the Securities Act of 1933, as amended.

      In May, June and August 2001, the Company issued 17,272 shares of common stock at $11.33 per share in a private placement pursuant to Section 4(2) of the Securities Act of 1933, as amended.

Item 16.	Exhibits and Financial Statement Schedules.

      (a) List of Exhibits

Exhibit(1)		Description

1	.1*	Form of Underwriting Agreement
2.1		Agreement and Plan of Reorganization between the Company and The Bryan-College Station Financial Holding Company, as amended, dated November 5, 2001 (incorporated herein by reference to Exhibit 2.1 to the Registration Statement on Form S-4 (Registration No. 333-84644) (the “Registration Statement”))
2	.2**	Amended and Restated Agreement and Plan of Merger, dated as of April 29, 2004, between the Company and GNB Bancshares, Inc.
3	.1*	Articles of Incorporation of the Company, as amended
3	.2*	Bylaws of the Company, as amended and restated
4.1		Specimen certificate representing shares of the Company’s common stock (incorporated herein by reference to Exhibit 4.1 to the Registration Statement)
5	.1*	Opinion of Bracewell & Patterson, L.L.P. regarding the legality of the securities being registered
10	.1†	Texas United Bancshares, Inc. 1998 Incentive Stock Option Plan (incorporated herein by reference to Exhibit 10.1 to the Registration Statement)
10	.2†	Form of Nonqualified Stock Option Agreement (incorporated herein by reference to Exhibit 10.2 to the Registration Statement)
10	.3†	Texas United Bancshares, Inc. Stock Appreciation Rights Plan (incorporated herein by reference to Exhibit 10.3 to the Registration Statement)
10	.4†	Form of Deferred Compensation Agreement (incorporated herein by reference to Exhibit 10.4 to the Registration Statement)
10	.5†	Form of Executive Deferred Compensation Agreement (incorporated herein by reference to Exhibit 10.5 to the Registration Statement)
10	.6†*	Texas United Bancshares, Inc. 2004 Stock Incentive Plan
21.1		Subsidiaries of the Company (incorporated herein by reference to Exhibit 21.1 to the Company’s Annual Report on Form 10-K filed on March 26, 2004)
23	.1*	Consent of Grant Thornton LLP, independent registered public accounting firm of the Company
23	.2*	Consent of McGladrey & Pullen, LLP, independent registered public accounting firm of GNB Bancshares, Inc.
23	.3*	Consent of Bracewell & Patterson, L.L.P. included as part of its opinion filed as Exhibit 5.1 and incorporated herein by reference
24	.1**	Power of Attorney of Directors and Officers of the Company, included on the signature page of this Form S-1 and incorporated herein by reference
99	.1**	Consent of Riley C. Peveto
99	.2**	Consent of Jimmy Jack Biffle

(1)	The Company has other long-term debt agreements that meet the exclusion set forth in Section 601(b)(4)(iii)(A) of Regulation S-K. The Company hereby agrees to furnish a copy of such agreements to the Commission upon request.

*	Filed herewith.

**	Previously filed.

†	Management contract or compensatory plan, contract or arrangement.

      (b) Financial Statement Schedules

      None. All other schedules for which provision is made in Regulation S-X of the Securities and Exchange Commission are not required under the related restrictions or are inapplicable, and, therefore, have been omitted.

Item 17.	Undertakings.

      (h) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

      (i) The undersigned registrant hereby undertakes that:

1. For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

2. For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of La Grange and State of Texas on July 19, 2004.

TEXAS UNITED BANCSHARES, INC.
(Registrant)

By:	/s/ L. DON STRICKLIN

L. Don Stricklin
President and Chief Executive Officer

      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following person in the capacities and on the dates indicated.

Signature	Title	Date

/s/ L. DON STRICKLIN L. Don Stricklin	President and Chief Executive Officer	July 19, 2004

/s/ THOMAS N. ADAMS Thomas N. Adams	Executive Vice President and Chief Financial Officer	July 19, 2004

* Bruce Frenzel	Director	July 19, 2004

* Michael Kulhanek	Director	July 19, 2004

* Lee D. Mueller, Jr.	Director	July 19, 2004

* James D. Selman, Jr.	Director	July 19, 2004

* Michael Steinhauser	Director	July 19, 2004

* Ervan E. Zouzalik	Chairman of the Board and Director	July 19, 2004

* By L. Don Stricklin pursuant to a Power of Attorney executed by the directors listed above, which Power of Attorney has previously been filed with the Securities and Exchange Commission.

*By: /s/ L. DON STRICKLIN L. Don Stricklin Attorney-in-Fact

EXHIBIT LIST

Exhibit(1)		Description

1	.1*	Form of Underwriting Agreement
2.1		Agreement and Plan of Reorganization between the Company and The Bryan-College Station Financial Holding Company, as amended, dated November 5, 2001 (incorporated herein by reference to Exhibit 2.1 to the Registration Statement on Form S-4 (Registration No. 333-84644) (the “Registration Statement”))
2	.2**	Amended and Restated Agreement and Plan of Merger, dated as of April 29, 2004, between the Company and GNB Bancshares, Inc.
3	.1*	Articles of Incorporation of the Company, as amended
3	.2*	Bylaws of the Company, as amended and restated
4.1		Specimen certificate representing shares of the Company’s common stock (incorporated herein by reference to Exhibit 4.1 to the Registration Statement)
5	.1*	Opinion of Bracewell & Patterson, L.L.P. regarding the legality of the securities being registered
10	.1†	Texas United Bancshares, Inc. 1998 Incentive Stock Option Plan (incorporated herein by reference to Exhibit 10.1 to the Registration Statement)
10	.2†	Form of Nonqualified Stock Option Agreement (incorporated herein by reference to Exhibit 10.2 to the Registration Statement)
10	.3†	Texas United Bancshares, Inc. Stock Appreciation Rights Plan (incorporated herein by reference to Exhibit 10.3 to the Registration Statement)
10	.4†	Form of Deferred Compensation Agreement (incorporated herein by reference to Exhibit 10.4 to the Registration Statement)
10	.5†	Form of Executive Deferred Compensation Agreement (incorporated herein by reference to Exhibit 10.5 to the Registration Statement)
10	.6†*	Texas United Bancshares, Inc. 2004 Stock Incentive Plan
21.1		Subsidiaries of the Company (incorporated herein by reference to Exhibit 21.1 to the Company’s Annual Report on Form 10-K filed on March 26, 2004)
23	.1*	Consent of Grant Thornton LLP, independent registered public accounting firm of the Company
23	.2*	Consent of McGladrey & Pullen, LLP, independent registered public accounting firm of GNB Bancshares, Inc.
23	.3*	Consent of Bracewell & Patterson, L.L.P. included as part of its opinion filed as Exhibit 5.1 and incorporated herein by reference
24	.1**	Power of Attorney of Directors and Officers of the Company, included on the signature page of this Form S-1 and incorporated herein by reference
99	.1**	Consent of Riley C. Peveto
99	.2**	Consent of Jimmy Jack Biffle

(1)	The Company has other long-term debt agreements that meet the exclusion set forth in Section 601(b)(4)(iii)(A) of Regulation S-K. The Company hereby agrees to furnish a copy of such agreements to the Commission upon request.

*	Filed herewith.

**	Previously filed.

†	Management contract or compensatory plan, contract or arrangement.